UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM


Please place an X in the box(es) to designated the appropriate rule provision(s) relied upon to file this Form:

      Securities Act Rule 801 (Rights Offering)                     [ ]
      Securities Act Rule 802 (Exchange Offer)                      [x]
      Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)           [ ]
      Exchange Act Rule 14d-1(c) (Third Party Tender Offer)         [x]
      Exchange Act Rule 14e-2(d) (Subject Company Response)         [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]


Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act.

                                IXOS SOFTWARE AG
                            -------------------------
                            (Name of Subject Company)

                            -------------------------
       (Translation of Subject Company's Name into English (if applicable)

                                     Germany
                                    ---------
        (Jurisdiction of Subject Company's Incorporation or Organization)

                              OPEN TEXT CORPORATION
                            -------------------------
                       (Name of Person(s) Furnishing Form)

                             Bearer Ordinary Shares
                                 ---------------
                     (Title of Class of Subject Securities)

                                    46600V108
                                   -----------
              (CUSIP Number of Class of Securities (if applicable)

                                   Robert Hoog
                             Chief Executive Officer
                                IXOS SOFTWARE AG
                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                               +49.(0)89.4629.2400
                               ------------------
 (Name, Address (including zip code) and Telephone Number (including area code)
   of Person(s) authorized to Receive Notices and Communications on Behalf of
                                Subject Company)

                                December 1, 2003
                               ------------------
                  (Date Tender Offer/Rights Offering Commenced)

                  PART I - INFORMATION SENT TO SECURITY HOLDERS

ITEM 1.  HOME JURISDICTION DOCUMENTS

The following documents are attached as exhibits to this Form:


Exhibit Number    Description
--------------    -----------

     1. Mandatory Internet Access Page to be Accepted By US holders Prior to Viewing the Public Takeover Bid

     2. Public Takeover Bid, dated December 1, 2003, made by 2016091 Ontario, Inc. to the shareholders of IXOS Software AG

ITEM 2.  INFORMATIONAL LEGENDS

Pursuant to German law, the materials are being disseminated to shareholders solely though a Web portal. The required legends have been included in the access page attached as Exhibit No. 1 that must be viewed and accepted by US holders prior to accessing the portal and viewing the materials.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)      Not applicable

(2)      Not applicable.

(3)      Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

     A written irrevocable consent and power of attorney on Form F-X is being filed by the company concurrently with the furnishing of this Form.

PART IV - SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPEN TEXT CORPORATION

By:  /s/  Sheldon Polansky
     ----------------------
     Sheldon Polansky
     Secretary

Date: December 4, 2003

Public Takeover Bid made by 2016091 Ontario Inc. to the shareholders of IXOS Software AG

     The following document is an offer document (the Offer Document) prepared in connection with a public tender offer (the Offer) by 2016091 Ontario Inc., a wholly-owned subsidiary of Open Text Corporation, to acquire the shares of IXOS Software Aktiengesellschaft. The Offer is being made in accordance with German law, in particular the German Law on Securities Acquisition and Takeovers (the
WpUG). The publication of the Offer Document on this website is in compliance with the publication obligations under the WpUG.

Legal note

     The following information is for shareholders of IXOS Software Aktiengesellschaft (IXOS) resident in the United States or Canada.

     This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

     It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You many not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.


     You should be aware that the issuer may purchase securities otherwise than under the exchange offers, such as in open market or privately negotiated purchases.


     This voluntary takeover bid by 2016091 Ontario Inc. (the Bidder), a wholly-owned subsidiary of Open Text Corporation, is a public tender offer to acquire shares under the WpUG. Exemptive relief from the Canadian takeover bid requirements has been granted in connection with this Offer being made to IXOS shareholders resident in the Canadian Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, Newfoundland, New Brunswick and Prince Edward Island.

     The English version of the Offer Document is an English convenience translation of the German language Offer Document, which is being made available to all the shareholders of IXOS and is subject to German law, in particular the WpUG. There is no intention to make a public tender offer under another jurisdiction. No announcements, registrations, authorizations or permits have been applied for or arranged under the Offer Document and/or the Offer outside the Federal Republic of Germany. IXOS shareholders will not, therefore, be able to invoke investor protection legislation of jurisdictions outside Germany.


     The Bidder has published this Offer Document in compliance with ss. 14 para. 3 WpUG through an announcement on the Internet at www.2016091ontario.de. The Offer Document is also available to IXOS shareholders, free of charge, at Commerzbank Aktiengesellschaft, ZGS-CMAD, DLZ 2, Mainzer Landstrasse 153, 60327 Frankfurt am Main, Fax 069 136-44598. The notice will be published in the Financial Times Deutschland.

     Publication of the Offer Document on the Internet, the notice in the Financial Times Deutschland and the availability of the Offer Document at Commerzbank AG, Frankfurt am Main, are intended to ensure compliance with the WpUG. They are not intended to constitute publication of an offer under non-German law or to constitute public advertising for the takeover bid. The publication, dispatch, dissemination or disclosure of the Offer Document may be subject to restrictions outside Germany. Shareholders of IXOS who are resident, domiciled or have their normal abode outside the Federal

Republic of Germany should therefore note the information contained under the heading "Important Information for Shareholders of IXOS" of the Offer Document.


     Persons who obtain possession of this Offer Document outside the Federal Republic of Germany or who wish to accept the Offer and are subject to the securities laws of jurisdictions other than the Federal Republic of Germany must inform themselves of, and comply with, such securities laws. The Bidder cannot guarantee that the dispatch, distribution or dissemination of the Offer Document or acceptance of the Offer outside the Federal Republic of Germany will comply with the securities laws of jurisdictions other than the Federal Republic of Germany.


     The information contained in the specified publications is based on the level of knowledge at the time of the respective publication. Attention is drawn to the fact that not all the information provided on this Internet page is continuously updated.

The reader hereby confirms that they have read the notice above.


                                                    I agree to the notice [ ]

                                                    [OBJECT OMITTED]

-------------------------------------------------------------------------------

 Publication pursuant to sec. 14 (3) of German Securities Acquisition and Takeover Act (WpUG)
-------------------------------------------------------------------------------


            Shareholders of IXOS Software Aktiengesellschaft resident
                 outside the Federal Republic of Germany should
                observe the information contained in the chapter
          "Important information for shareholders of IXOS" on page 5 f.
                             of the Offer Document.

                              2016091 Ontario Inc.


                                 OFFER DOCUMENT


                               PUBLIC TAKEOVER BID

                                       by

                              2016091 Ontario Inc.
                            185 Columbia Street West
                        Waterloo, Ontario N2L 5Z5, Canada

             to the shareholders of Ixos Software Aktiengesellschaft
                       for the acquisition of their shares
                                       in

                        IXOS Software Aktiengesellschaft
                                  Technopark 1
                              Bretonischer Ring 42
                                D-85630 Grasbrunn


        for a payment of a cash consideration of EUR 9.00 per IXOS Share
                                       or
 alternatively, at the election of the IXOS Shareholder, 0.5220 of an Open Text
     Share for each IXOS Share and 0.1484 of a warrant, each whole warrant exercisable to purchase one Open Text Share for up to one year after the Closing Day of the Offer at a strike price of US $20.75 (= EUR 18.19, calculated on the basis of the Exchange Rate) per share

         IXOS Shareholders may elect in respect of all or part of their
               IXOS Shares to receive either Cash Consideration or
                  Alternative Share and Warrant Consideration.

-------------------------------------------------------------------------------

 Each IXOS Shareholder should carefully consider the investment considerations and risks of this Alternative Share and Warrant Consideration set forth in Appendix 1, paragraph VII, and the risk factors respecting the
                Offered Open Text Warrants under Section 7.2.4.3.

-------------------------------------------------------------------------------

  Acceptance Period: 01. December 2003 to 16. January 2004, 12:00 h (local time
                                Frankfurt/Main)

--------------------------------------------------------------------------------

                                  IXOS Shares:
         International Securities Identification No. (ISIN) DE0005061501
                       (Securities Code No. [WKN] 506 150)

                   Tendered IXOS Shares (Cash Consideration):
         International Securities Identification No. (ISIN) DE0001359396
                       (Securities Code No. [WKN] 135 939)

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------

       Tendered IXOS Shares (Alternative Share and Warrant Consideration):
        International Securities Identification No. (ISIN) DE0001359388
                      (Securities Code No. [WKN] 135 938)

                            Offered Open Text Shares:
         International Securities Identification No. (ISIN) CA6837151068
                       (Securities Code No. [WKN] 899 027)

                           Offered Open Text Warrants:
        International Securities Identification No. (ISIN) CA 6837151142
-------------------------------------------------------------------------------

                                TABLE OF CONTENTS


1.  Summary of the Offer......................................................................................8
2.  Takeover Bid..............................................................................................9
    2.1. Subject..............................................................................................9
         2.1.1.  Cash offer...................................................................................9
         2.1.2.  Alternative offer...........................................................................10
         2.1.3. General......................................................................................10
    2.2. Period for Acceptance...............................................................................10
    2.3  Extensions of the Acceptance Period.................................................................10
    2.4  Additional Acceptance Period........................................................................11
3.  Bidder  .................................................................................................11
    3.1. Corporate and Financial Data of the Bidder and the Open Text Group..................................11
    3.2. Open Text Group.....................................................................................11
    3.3. Business Activities of the Bidder and the Open Text Group...........................................12
4.  Description of IXOS Software AG..........................................................................12
    4.1. Corporate and Financial Data of IXOS Software AG....................................................12
    4.2. Business Activities of IXOS.........................................................................13
5.  Background to the Takeover Bid...........................................................................13
    5.1. Economic Reasons for the Takeover Bid...............................................................13
    5.2. Current Shareholding of 2016091 Ontario in IXOS.....................................................14
    5.3. Business Combination Agreements with IXOS...........................................................14
    5.4. Treatment of Stock Options of IXOS..................................................................14
    5.5. Support of the Business Combination by Shareholders.................................................15
6.  Intentions of 2016091 Ontario in Relation to the Future Business Activities of IXOS......................15
7.  Consideration............................................................................................16
    7.1. Cash Consideration..................................................................................16
         7.1.1.  Extent of the Cash Consideration............................................................16
         7.1.2.  Adequacy of the Cash Consideration..........................................................16
    7.2. Alternative Share and Warrant Consideration.........................................................17
         7.2.1.  Summary of the Alternative Share and Warrant Consideration..................................17
         7.2.2.  Important remarks on the Alternative Share and Warrant Consideration........................17
         7.2.3.  Adequacy of the Alternative Share and Warrant Consideration.................................18
         7.2.4.  Content of the Alternative Share and Warrant Consideration..................................19
                 7.2.4.1  Offered Open Text-Shares...........................................................19
                 7.4.2.2  Offered Open Text Warrants.........................................................19
                 7.2.4.3. Risk factors associated with Offered Open Text Warrants............................22
                 7.2.4.4. Limitations on trading in Offered Open Text Shares, Offered Open Text Warrants and
                          Open Text Shares issued on the basis of the Offered Open Text Warrants.............23
    7.3. Information on payments or other monetary in-kind benefits for members of the board or the supervisory board of IXOS, and on agreements with members of the institution.....................24
    7.4. Prior Acquisitions and Possible Parallel Acquisitions...............................................24
8.  Execution of the Offer...................................................................................24
    8.1. Cash Offer..........................................................................................24
         8.1.1   Acceptance of the Cash Offer................................................................24
         8.1.2   Settlement of the Offer.....................................................................26
    8.2. Alternative Share and Warrant Offer.................................................................26
         8.2.1   Acceptance of the Alternative Share and Warrant Offer.......................................26
         8.2.2   Settlement of the Alternative Share and Warrant Consideration...............................28
    8.3  Costs of the Acceptance.............................................................................29
         8.3.1.  Cash offer..................................................................................29
         8.3.2.  Alternative Share and Warrant Consideration.................................................29
    8.4  Central Settlement Agent............................................................................29
    8.5  Trading with Tendered IXOS Shares (Cash Consideration / Alternative Share and Warrant Consideration)29
    8.6  Reprocessing in the Case of Non-fulfillment of Condition Precedents and Occurrence of Conditions
            Subsequent.......................................................................................29


                                       4


    8.7  Execution of the Offer in the Case of Acceptance during the Extended/Additional Acceptance Period...29
    8.8  Situation of the IXOS Shareholders who do not accept the Takeover Bid...............................30
9.  Offer Terms..............................................................................................31
10. Financing................................................................................................32
    10.1.   Financing Measures for Cash Consideration........................................................32
    10.2.   Availability of Share and Warrant Consideration..................................................33
    10.3.   Loan Agreement...................................................................................33
    10.4.   Financing Confirmation...........................................................................34
11. Effects on the Assets, Financial and Earnings Situation of 2016091 Ontario...............................34
    11.1.   2016091 Ontario..................................................................................34
         11.1.1. Effects in the case of exclusive acceptance of the cash offer...............................34
         11.1.2. Effects in case of exclusive acceptance of the Alternative Offer............................35
    11.2.   Open Text Group..................................................................................35
         11.2.1. Exclusive acceptance of the Cash Offer......................................................36
         11.2.2. Exclusive acceptance of the Alternative Offer...............................................37
12. Right of Withdrawal......................................................................................38
    12.1.   Right of Withdrawal in the Event of Change in the Takeover Bid...................................38
    12.2.   Right of Withdrawal in the Event of Competing Bids...............................................38
13. Publication of the Offer Document / Notifications........................................................38
14. Official Proceedings (Behordliche Verfahren).............................................................39
15. Accompanying Bank........................................................................................39
16. Information according to sec. 2 no. 2 WpUG Offer Ordinance (WpUG-Angebotsverordnung) in conjunction with sec. 7 Sales Prospectus Act (Verkaufsprospektgesetz) and Sales Prospectus Ordinance
    (Verkaufsprospekt-VO)....................................................................................39
17. Applicable Law...........................................................................................39
18. Tax Law Information......................................................................................39
19. Declaration of the Acceptance of Responsibility..........................................................39




Appendix 1        Information according to sec. 2 no. 2 WpUG Offer Ordinance
                  (WpUG-Angebotsverordnung) in connection with sec. 7 Sales
                  Prospectus Act (Verkaufsprospektgesetz) and Sales Prospectus
                  Ordinance (Verkaufsprospekt-VO)

Appendix 2        Warrant Indenture

Appendix 3        Stock prices and trading volumes of Open Text Shares

Appendix 4        Structure Chart Open Text Group

Appendix 5        Cash Confirmation Letter





All Appendices form a part of this Offer Document and must be read in connection with this Offer Document.

                                    ---------

Unless otherwise indicated, all amounts included in this Offer Document are expressed in Euro. Unless otherwise indicated, all amounts included in Appendix 1 are expressed in US-Dollars.

                                    ---------

                 Important Information for Shareholders of IXOS

Execution of the Takeover Bid; publication of the Offer Document

This voluntary public Takeover Bid (Takeover Bid) by 2016091 Ontario Inc. (2016091 Ontario or the Bidder) is a public bid to acquire shares of IXOS Software Aktiengesellschaft (IXOS) under the rules of the German Securities Acquisition and Takeover Act ("WpUG") and German Securities and Takeover Ordinance (WpUG-Angebotsverordnung).

Appendix 1 (Information according to sec. 2 no. 2 WpUG Offer Ordinance (WpUG-Angebotsverordnung) in connection with sec. 7 Sales Prospectus Act (Verkaufsprospektgesetz) and Sales Prospectus Ordinance (Verkaufsprospekt-VO) and Appendix 2 (Warrant Indenture), Appendix 3 (stock prices and trading volumes of Open Text-Shares) and Appendix 4 (structure chart Open Text Group) and Appendix 5 (Cash Confirmation Letter) form a part of this Offer Document and must be read in connection with this Offer Document. No further documents exist, which form part of this Offer Document. 2016091 Ontario will publish a convenience translation of the German Offer Document which is non-binding and not approved by the German financial services authorities (Bundesanstalt fur Finanzdienstleistungsaufsicht-BaFin); the German Offer Document remains the authoritative and binding document under which this Offer is made.

The offer is directed at all shareholders of the IXOS Software Aktiengesellschaft (IXOS) and will be executed only pursuant to German law, in particular pursuant to the WpUG and the WpUG Angebotsverordnung. In the United States of America (USA) the Bidder is relying on exemptions from the tender offer and registration provisions of U.S. federal securities legislation. An exemption order has been obtained from Canadian provincial securities regulators exempting the Bidder from the provisions of Canadian provincial securities legislation regulating takeovers. For information on the restrictions on the trading of Offered Open Text Shares and Offered Open Text Warrants acquired under this Offer by persons in the USA and Canada see Section 7.2.3.

No further publications, registrations, admissions and approvals of this Offer Document and/or this Offer outside of Germany have been applied for or initiated. IXOS-Shareholders may be unable to rely on the application of foreign laws respecting shareholder protection.

The Bidder has published this offer document and the non-binding English translation in accordance with sec. 14 para. (3) WpUG through an official announcement on the Internet under www.2016091ontario.de. The Offer Document is also available for all shareholders of IXOS free of charge from Commerzbank Aktiengesellschaft, ZGS-CMAD, DLZ 2, Mainzer Landstra(beta)e 153, 60327 Frankfurt am Main, Telefax-Nr. 069 136-44598 (Commerzbank AG). Notification of the information is given in the Financial Times Deutschland.

The by-laws of Open Text and the audited consolidated financial statements of Open Text for the financial years ended June 30, 2003, 2002 and 2001 can be reviewed during the Acceptance Period at the registered office of Open Text, 185 Columbia Street West, Waterloo, Ontario NL2 5Z5, Canada and - with exception of the by-laws - on the website www.opentext.com.

The Bidder expressly indicates that it reserves the option to acquire IXOS Shares outside this Offer.

Distribution of the Offer Document by third parties and by depositary banks

Irrespective of the statements set out below, this Offer may be accepted by all IXOS-Shareholders in accordance with the terms of this Offer Document. IXOS-Shareholders, who wish to accept this Offer outside of Germany, as well as any person who receives a copy of this Offer Document outside of Germany, are requested to comply with the following.

2016091 Ontario has published this Offer Document in accordance with the regulations of the WpUG as described in Section 13 of this Offer Document. A further publication of this Offer Document or this Offer, especially outside of Germany, has not taken place and is not intended.

This Offer and this Offer Document shall not constitute the filing, publication or any other advertisement for an offer in accordance with laws and regulations of any jurisdiction other than the German jurisdiction. This Offer Document has only been published on the internet to comply with the regulations of the WpUG and this is not intended to constitute the filing of an offer in accordance with the laws of foreign jurisdictions or the publication or advertisement of this Offer and this Offer document in accordance with the laws of foreign jurisdictions.

The forwarding, distribution or delivery of this Offer Document or other information and the acceptance of the Offer may be subject to the requirements of a legal system other than that of Germany. Therefore, unless required by applicable law of a jurisdiction outside the Federal Republic of Germany, the Bidder will not forward, distribute or deliver this Offer Document or other information outside Germany. This Offer Document or any other information shall therefore not be published, dispersed or delivered either directly or indirectly by third parties outside Germany to the extent that this is prohibited by the applicable foreign jurisdiction or dependent on the compliance with governmental procedures or authorizations or further requirements and that have not been complied with.

Persons who acquire a copy of this Offer Document outside of Germany or wish to accept this Offer and for who capital markets regulations and other legal requirements other than those of Germany apply, are requested to inform themselves about those requirements and to comply with them.

Should this Offer Document or other information be forwarded, distributed or delivered outside Germany by a person other than the Bidder in contravention of the foregoing, the Bidder accepts no responsibility for the forwarding, distribution or delivery of this Offer Document complying with the laws of legal systems other than that in Germany, the United States and Canada. The Bidder and the persons acting together with the Bidder disclaim any responsibility for compliance of this Offer or the acceptance of this Offer outside of Germany with all relevant applicable foreign laws other than the laws of Germany, the United States and Canada. Any responsibility of the Bidder for non-compliance with laws other than the laws of Germany, the United States and Canada is expressly excluded.

2016091 Ontario has not authorized any third party to provide any information on this Offer, this Offer Document or the Offered Open Text Shares or the Offered Open Text Warrants, other than information contained in this Offer Document including Appendices 1 - 5 or, in respect of the approval of the shareholders of Open Text of the issuance of the Offered Open Text-Shares and the Common Shares underlying the Offered Open Text-Warrants pursuant to this Offer, documents that have been filed in accordance with Canadian provincial securities laws. If any third party has provided any other information, it should not be considered a statement of the Bidder in connection with the acceptance of this Offer.

Notwithstanding the restrictions above concerning the forwarding, distribution or delivery of the Offer Document, the Offer may be accepted by all IXOS Shareholders in accordance with the terms of this Offer Document and the applicable statutory provisions.

Status of the information contained in the Offer Document

All details, views, intentions and statements (also directed to the future) are based - unless expressly stated otherwise - on currently available information, planning and certain assumptions of 2016091 Ontario Inc. and Open Text Corporation, 185 Columbia Street West, Waterloo, Ontario, NL2 5Z5, Canada (Open
Text) at the time of publication specified on the Offer Document and could possibly change in the future. The information on IXOS contained in this Offer Document is based on the publicly available sources of information, in particular the business report of IXOS, and on a due diligence examination, which was limited in terms of time and scope.

Furthermore, updates and changes to the information given in this Offer Document will only be published insofar as this is required by statutory provisions; legal publication requirements, especially sec. 23 WpUG remain untouched.

Exchange rates (the Exchange Rates), if not expressly indicated otherwise in this document:

US$ in Euro as of November 7, 2003: 1 US$ = EUR 0,87673
CAN$ in Euro as of November 7, 2003: 1 Can$ = EUR 0,65511

1.       Summary of the Offer

The following summary comprises only a selection of the information contained in the Offer Document. As the summary does not contain all information that might be important for the IXOS Shareholders, it should be read in conjunction with, and is qualified by, the more detailed information contained elsewhere in this Offer Document.

Bidder:                        2016091 Ontario Inc., Waterloo, Ontario, Canada

Target company:                IXOS Software Aktiengesellschaft, Grasbrunn,
                               Germany

Subject of the offer:          Acquisition of all bearer shares in IXOS
                               Software Aktiengesellschaft traded under the
                               ISIN DE 0005061501 (WKN 506 150) each with a proportional value of EUR 1.00 of the registered share capital and dividend entitlement as from the financial year beginning on 1. July 2003
                               (IXOS Share).

Addressees of the Offer        All IXOS-Shareholders

Cash Consideration:            Either, EUR 9.00 per IXOS Share (the Cash
                               Consideration)

Alternative Share and          EUR 9.00 per IXOS Share (the Cash Consideration)
Warrant Consideration:
                               Alternatively, IXOS Shareholders may elect to receive 0.5220 of a common share of Open Text
                               (the Open Text Share) for each IXOS Share (the
                               Offered Open Text Share) and 0.1484 of a warrant for each IXOS Share (the Offered Open Text
                               Warrant), each whole warrant exercisable to purchase one Open Text Share for up to one year after the Closing Day of the offer at a strike price of US $20.75 (= EUR 18.19 calculated at the Exchange Rate) per share (the Alternative Share and Warrant Consideration)

                               IXOS Shareholders may elect in respect of all or part of their IXOS Shares to receive either Cash Consideration or Alternative Share and Warrant Consideration.

                               The Alternative Share and Warrant Consideration will consist of whole Offered Open Text Shares and whole Offered Open Text Warrants; in calculating the Alternative Share and Warrant Consideration for Tendered IXOS Shares fractional Offered Open Text Shares and fractional Offered Open Text Warrants will be rounded down.

                               The Alternative Share and Warrant Consideration does not fulfill the requirements of a return service in accordance with ss. 31 para. 2 of the WpUG. However, it is admissible as an optional, alternative return service according to the conditions of the WpUG. The Alternative Share and Warrant Consideration provides any IXOS Shareholder wishing to participate in the development of Open Text and the associated activities of both companies with an alternative return service to that in cash.

                               The exchange ratio between the Offered Open Text Shares and the Offered Open Text Warrants under the terms of the Alternative Share and Warrant Consideration were established by 2016091 Ontario after full assessment in accordance with negotiations with IXOS. This Alternative Share and Warrant Consideration has not been ratified for appropriateness either by BaFin or an auditor.

                               Each IXOS Shareholder should carefully consider the investment considerations and risks of this Alternative Share and Warrant Consideration set forth in Appendix 1, paragraph VII, and the risk factors respecting the Offered Open Text Warrants under Section 7.2.4.3.

                               Furthermore, each IXOS Shareholder should consider the additional information on the Alternative Share and Warrant Consideration as set out in Section 7.2.2.

Acceptance Period:             01. December 2003 until 16. January 2004, 12:00 h
                               (local time Frankfurt/Main)

Conditions:                    The Takeover Bid and the contracts entered into
                               by way of acceptance of this offer are subject to different conditions precedent and conditions subsequent described under Section 9.

Acceptance:                    In order to accept this Offer, IXOS Shareholders
                               must declare their acceptance through a written declaration vis a vis a securities services company (Depositary Bank) and instruct their Depositary Bank to re-book the IXOS Shares in the event they wish to accept this Offer for the Cash
                               Consideration under ISIN DE0001359396 (WKN 135
                               939) and in the event they wish to accept this Offer for the Alternative Share and Warrant
                               Consideration under ISIN DE0001359388 (WKN 135
                               938) at Clearstream Banking AG. The acceptance will become effective upon re-booking of the IXOS
                               Shares in respect of which the Offer shall be accepted under the respective aforementioned ISIN
                               / WKN at Clearstream Banking AG no later than
                               17.30 h on the second banking day
                               (Frankfurt/Main) after the acceptance deadline.
                               The acceptance is free of charge for the shareholders of IXOS. All costs associated with the acceptance and transfer of the IXOS Shares, in particular the costs and fees charged by the deposit banks, will be borne by 2016091 Ontario
                               Inc. Any charges by deposit banks outside the Federal Republic of Germany, however, must be borne by the IXOS Shareholder.

Trading with Tendered IXOS     Trading of the Tendered IXOS Shares on the
Shares:                        Frankfurt stock exchange (geregelter Markt -
                               Prime Standard) is envisaged from December 3,
                               2003 until January 12, 2003.

International                  IXOS Shares
Securities                     ISIN DE 0005061501
Identification Number:         (WKN 506 150)

                               Tendered IXOS Shares (Cash Consideration)
                               ISIN DE0001359396
                               (WKN 135 939)

                               Tendered IXOS Shares (Alternative Share and
                               Warrant Consideration)
                               ISIN DE0001359388
                               (WKN 135 938)

Publication:                   The Offer Document approved on 28. November 2003
                               was subsequently published on 01. December 2003 by announcement on the Internet under www.2016091ontario.de and by the availability of copies for free distribution from Commerzbank AG, and by announcement in the Financial Times
                               Deutschland. All notifications in conjunction with this Takeover Bid will be published by announcement on the Internet under www.2016091ontario.de and by a reprint in the Financial Times Deutschland.

Acquisition of shares during   Neither 2016091 Ontario nor Open Text has
the Takeover Bid:              acquired any IXOS Shares since the publication of
                               2016091 Ontario's decision to make the Takeover
                               Bid on 21. October 2003 until the time of publication of this Offer Document. Although
                               2016091 Ontario reserves the right to acquire additional IXOS Shares outside the takeover bid procedures, there are no concrete intentions for such an acquisition at the present time.

2. Takeover Bid

2.1. Subject

2.1.1. Cash offer

The Bidder hereby offers to all shareholders of IXOS Software Aktiengesellschaft (each individually IXOS Shareholder and jointly IXOS Shareholders) to acquire their non-par-value bearer shares in IXOS Software Aktiengesellschaft (ISIN DE 0005061501, WKN 506 150), each with a proportional amount of EUR 1.00 in the registered share capital per share and with dividend entitlement from the financial year beginning on 1. July 2003 in return for

                             EUR 9.00 per IXOS Share
on the terms of this Offer Document (Takeover Bid or Offer).
2.1.2.   Alternative offer

The Bidder hereby offers as an alternative to all IXOS Shareholders, to acquire their non-par-value shares in IXOS Software Aktiengesellschaft (ISIN DE0005061501 [WKN 506 150]) each with a proportional amount of EUR 1.00 and with dividend entitlement from the financial year beginning 1st July 2003 in return for at the election of each IXOS Shareholder

0.5220 of a common share of Open Text (ISIN CA6837151068, WKN 899 027) with dividend entitlement from the financial year beginning on 1. July 2003 for each IXOS Share and 0.1484 of a warrant (ISIN CA6837151142), each whole warrant exercisable to purchase one Open Text Share for up to one year after the Closing Day (as defined hereinafter) at a strike price of US $20.75 (= EUR 18.19 calculated at the Exchange Rate) per share on the terms of this Offer Document (Takeover Bid or Offer).

2.1.3.   General

IXOS Shareholders may elect in respect of all or part of their IXOS Shares to receive either Cash Consideration or Alternative Share and Warrant Consideration.

"Closing Day" shall be the day on which the transfer of title to the Tendered IXOS Shares pursuant to the provisions of this Offer Document (Section 8.2) becomes legally effective.

This Offer aims at gaining control over IXOS Software Aktiengesellschaft and is therefore a takeover bid pursuant to sec. 29 (1) WpUG. The Bidder published its decision to make the Takeover Bid on 21. October 2003.

2.2.     Period for Acceptance

The period for the acceptance of this Takeover Bid (Acceptance Period) begins with the publication of this Offer Document on

                                01. December 2003
and ends on

              16. January 2003, 12.00 h (local time Frankfurt/Main)

The execution of this Offer in case of acceptance is described in Section 8.

2.3      Extensions of the Acceptance Period

In the event of a change to this Offer published within the last two weeks before the end of the Acceptance Period or in the event the Bidder waives one or all of the conditions set forth in Section 9, the Acceptance Period will be automatically extended for two weeks (Extended Acceptance Period). This shall also apply if the changed offer infringes legal provisions.

If an offer to acquire IXOS Shares is made by a third party (Competing Offer) during the Acceptance Period, the expiry of the Acceptance Period shall be determined by the expiry of the period for acceptance of the competing offer if the Acceptance Period expires before the expiry date of the period for acceptance of the competing offer. This shall also apply if the competing offer is changed or prohibited or infringes legal provisions.

If a shareholders' meeting of IXOS concerning the offer is convened after publication of the offer document, the period for acceptance shall end on February 9, 2003.

The settlement of the Offer in case of acceptance during the Extended Acceptance Period is described in Section 8 below.

2.4      Additional Acceptance Period

If on expiry of the Acceptance Period the conditions precedent under Section 9 are fulfilled and the conditions subsequent under Section 9 have not occurred, the IXOS Shareholders who have not accepted the Offer during the Acceptance Period can accept the Offer within two weeks of publication of the result of this Offer by the Bidder in accordance with sec. 23 para. 1 sent. 1 No. 2 WpUG (Additional Acceptance Period). The Additional Acceptance Period is expected to start on 23. January 2004 and will end on February 6, 2004. On expiry of the Additional Acceptance Period, the Offer can no longer be accepted.

The execution of the Offer in the case of acceptance during the Additional Acceptance Period is described in Section 8.8.


3.       Bidder

3.1. Corporate and Financial Data of the Bidder and the Open Text Group

2016091 Ontario is a corporation duly incorporated under the laws of the Province of Ontario, Canada, and the address of its registered office is 185 Columbia Street West, Waterloo, Ontario N2L 5Z5, Canada. It was incorporated on September 18, 2002.

2016091 Ontario is a 100 % subsidiary of Open Text Corporation, 185 Columbia Street West, Waterloo, Ontario N2L 5Z5, Canada. The sole purpose of 2016091 Ontario Inc. is the holding of the shares of IXOS within the group whose parent company is Open Text (Open Text Group). Open Text has entered into an agreement with the Bidder to provide the liquid funds and Open Text Shares as well as Open Text Warrants necessary for the acquisition of the shares of IXOS under the offer.

Apart from 2016091 Ontario no other persons within the meaning of sec. 2 par. 5 WpUG have acted in common with 2016091 Ontario for the purposes of this Takeover Bid. There are no voting rights resulting from shares in IXOS attributed to the Bidder pursuant to sec. 30 WpUG.

3.2.     Open Text Group

The parent company of Open Text Group, Open Text, is a corporation duly incorporated under the laws of the Province of Ontario, Canada, and has its registered office in 185 Columbia Street West, Waterloo, Ontario, Canada.

Open Text Group is one of the leading companies in the field of development and sale of software for Enterprise Content Management (ECM). Open Text is a market leader in Collaboration and Knowledge Management and has delivered innovative ECM software that brings people together to share knowledge, achieve excellence, deliver innovation, and enhance processes. Open Text began with the successful deployment of the world's first search engine technology for the Internet. Today, as the leading global supplier of Collaboration and Content Management software for the enterprise, Open Text supports fifteen million seat licenses across 10,000 corporate deployments in 31 countries and 12 languages throughout the world. In the financial year ended on June 30, 2003 the consolidated sales (in US-GAAP) of the Open Text Group totaled EUR 170.6 (US$ 177.7) million with a consolidated asset total on June 30, 2003 of EUR 206.3 (US$ 238.7) million. The consolidated net income for the year of the Open Text Group for the financial year ended on June 30, 2003 was EUR 26.7 (US$ 27.8) million. The Open Text Group had an average workforce during the financial year ended on June 30, 2003 of 1,097 employees. (The figures indicated above have been converted by using the US$-EUR-exchange rates as of June 30, 2003 given by the Bank of Canada.)

As of September 30, 2003 Open Text Group had consolidated worldwide sales for the first quarter of its fiscal year 2003/2004 of EUR 39.3 (US$ 44.2) million with a consolidated interim balance sheet total on September 30, 2003 of EUR
208.0 (US$242.4) million. The consolidated net income for the first quarter of the Open Text Group of the financial year 2003/2004 ended on September 30, 2003 was EUR 3.0 (US$3.4) million. On September 30, 2003 the Open Text Group had 1,168 employees. (The figures indicated above have been converted by using the US$-EUR-exchange rate as of September 30, 2003 as given by the Bank of Canada.)

3.3. Business Activities of the Bidder and the Open Text Group

The Bidder has not pursued any business activities prior to this Takeover Bid.

The Open Text Group has activities in the following lines of business:

Open Text develops, markets, licenses and supports Collaboration and Knowledge Management Software for use on intranets, extranets and the Internet. Open Text's principal product line is Livelink(R), a leading collaboration and knowledge management software product for global enterprises. The software enables users to capture as well as find electronically stored information, work together in creative and collaborative processes, perform group calendaring and scheduling, and distribute or make available to users across networks or the Internet the resulting work product and other information. This collaborative environment enables ad hoc teams to form quickly across functional and organizational boundaries, which enables information to be accessed by employees using any standard Web browser. Fully Web-based with open architecture, Livelink(R) provides rapid out-of-the-box deployment, accelerated adoption, and low cost of ownership. Open Text provides integrated solutions that enable people to use information and technology more effectively at departmental levels and across enterprises. Open Text offers its solutions both as end-user stand-alone products and as fully integrated modules, which together provide a complete solution that is easily incorporated into existing enterprise business systems. Although most of Open Text's technology is proprietary in nature, Open Text does on occasion include certain third party software in its products.


4.       Description of IXOS Software AG

4.1. Corporate and Financial Data of IXOS Software AG

IXOS Software Aktiengesellschaft is a stock corporation registered in the commercial register of the local court (Amtsgericht) of Munich under HRB 116
846. As of November 26, 2003, the registered share capital of IXOS amounted to EUR 21,554,884 and was divided into 21,554,884 non-par-value bearer shares, each with a proportionate amount of EUR 1.00 in the registered share capital. There also existed conditional share capital I in the amount of EUR 870,116, conditional share capital II in the amount of EUR 261,980, conditional share capital III in the amount of EUR 298,233, conditional share capital IV in the amount of EUR 500,000 as well as authorized share capital IV in the amount of EUR 3,000,000 and authorized share capital V in the amount of EUR 7,762,329.

IXOS has issued stock options under several stock option schemes in the aggregate amount of 2,965,201 IXOS Shares, to be exercised under the terms and conditions set forth in the stock option schemes (Stock Option Scheme). As of November 26, 2003, 1,390,670 of the stock options are outstanding, each providing rights to one IXOS Share. Only some of 354,277 options are currently exercisable and in the money and can therefore lead to a contingent capital increase by a maximum of 354,277 IXOS-Shares until the deadline of the additional acceptance period.


                           Before exercise of option   After exercise of all
                                                       354,277 options
------------------------   ------------------------    ----------------------
Issued share capital        21,554,884                 21,909,161
------------------------   ------------               -------------
Contingent capital I          870,116.                    515,839
------------------------   ------------               -------------
Contingent capital II          261,980                    261,980
------------------------   ------------               -------------
Contingent capital III         298,233                    298,233
------------------------   ------------               -------------
Contingent capital IV          500,000                    500,000
------------------------   ------------               -------------
Authorized capital IV        3,000,000                  3,000,000
------------------------   ------------               -------------
Authorized capital V         7,762,329                  7,762,329
------------------------   ------------               -------------


There are no additional subscription rights to IXOS Shares other than those from the issued options from the share option program, i.e. no option rights, conversion privileges or other subscription rights. The aforementioned IXOS authorized capital has to date not been approved for issuance by the IXOS board and IXOS has committed itself in the Business Combination Agreement (section 5.3) with the Bidder not to issue any fresh capital or any authorized capital until the closing day of the Offer.

IXOS Shares are admitted for trading on the regulated market (geregelter Markt) of the Frankfurt Stock Exchange (Prime Standard) using the ticker symbol "XOS" (ISIN: DE0005061501 [WKN 506 150]). IXOS Shares are included in the TecDax. In the U.S. representing an entitlement to a specific number of IXOS Shares, American Depositary Shares [ADSs] are traded on the NASDAQ stock exchange using the ticker symbol "XOSY".

4.2.     Business Activities of IXOS

IXOS is a leading provider of Enterprise Content Management (ECM) solutions. IXOS solutions optimize and expedite business processes, reduce costs, minimize risk and enhance the competitiveness of companies. In addition to its product portfolio, IXOS offers a broad spectrum of services, including global 24x7 customer support and a global team of highly qualified consultants. Another advantage is its close partnerships with leading international IT providers and system integrators. Large corporations in widely varied industries have chosen IXOS as a dependable, strategic partner. As of June 30, 2003 some 2,715 installations around the globe with more than 2 million users benefit from IXOS's long years of expertise in the field of business content management.

With offices in 17 countries and a network of certified Distributors and Resellers for the rest of the world, IXOS operates globally.

IXOS is represented by 14 subsidiaries in key industrial centers worldwide (IXOS Group). The headquarters are in Grasbrunn, near Munich. The development work of IXOS SOFTWARE AG is concentrated in the Munich region and in Kempten (Germany), San Mateo (U.S.A.), Prague (Czech Republic), and Basel (Switzerland). The Basel site is a development center only, and was added to IXOS' locations when Obtree Technologies, Inc. was acquired in fiscal year 2002/2003. There are sales and service teams at all IXOS locations with the exception of Basel and Obtree Technologies UK Limited which ceased operations. After the balance sheet date June 30, 2003, IXOS SOFTWARE AG formed the IXOS SOFTWARE NORDIC A/S subsidiary, which is responsible for sales and services in Denmark, Sweden, Norway, and Finland. Also additional subsidiaries in France and Spain have been formed in order to strengthen IXOS' presence in the countries concerned.

In the business year ending on June 30, 2003 IXOS Group had (all accounting under the principles of US GAAP) consolidated worldwide sales of EUR 127.1 million with a consolidated balance sheet total on June 30, 2003 of EUR 108.3 million. The consolidated net loss for the year of the IXOS Group for the financial year ended on June 30, 2003 was EUR (4.0) million. On June 30, 2003 the IXOS Group had 919 employees.

As of September 30, 2003 IXOS Group had consolidated worldwide sales for the first quarter of its fiscal year 2003/2004 of EUR 30.1 million with a consolidated interim balance sheet total on September 30, 2003 of EUR 100.3 million. The consolidated net loss for the first quarter of the IXOS Group for the first quarter of the financial year 2003/2004 ended on September 30, 2003 was EUR (1.9) million. On September 30, 2003 the IXOS Group had 911 employees.


5.       Background to the Takeover Bid

5.1.     Economic Reasons for the Takeover Bid

In order to be successful as a provider of enterprise content management ("ECM") solutions systems it is necessary to offer comprehensive solutions. The software solutions have to contain web and content management functions, integrated collaboration and search functions and provide solutions for business processes. Market consolidation through the takeover of ECM vendors is enabling financially strong players in this segment to expand their key business by widening their range of offered products and by obtaining synergies in the ECM sector.

It is the intention of the Bidder and Open Text through the combination of Open Text and IXOS to offer the most complete ECM solution to meet the needs of current and prospective customers and provide for extensive worldwide presence. The Bidder and Open Text believe that a combined Open Text and IXOS will be able to offer customers a combination of technologies, solution flexibility and platform choice, all delivered from a single, financially stable company they can partner with for the long term.

In the longer term it is the intention of the Bidder and Open Text to provide one-stop-shopping for comprehensive ECM solutions designed to manage the complete lifecycle of information across the organization, from creation to archiving.

The geographic focus of both Open Text and IXOS is considered highly complementary. Approximately 60% of Open Text's revenue comes from North America, approximately 36% from Europe, and approximately 4% from Asia Pacific. Approximately 60% of the IXOS<180>s revenue comes from Europe, approximately 30% from North America, and approximately 10% from Asia Pacific The combined companies' world-wide presence will make it the largest single vendor of ECM software. Managing mission critical content for global enterprises requires ECM software vendors to have a sufficient critical mass, a global presence, and the financial stability to support enterprises for the long term, and Open Text and IXOS, intend to, by combining their businesses, achieve such critical mass.

It is the objective of the Bidder and Open Text to provide customers with access to a wide range of new technologies to manage growing volumes of information and improve collaboration. IXOS customers will gain access to Open Text's leading Collaborative Solutions, and Open Text's customers will gain access to IXOS' Content Archiving and Management Software. The companies' solutions will cover every phase of the information lifecycle in a large organization: collaborative creation of Content; publishing of Content inside and outside the enterprise; processing of information throughout the enterprise; and providing reliable, secure and compliant long-term storage. The solutions will also integrate the key sources of information and drivers of business processes: ERP, CRM and e-mail systems. These integrated capabilities have become essential for large companies facing the increasing demands of corporate governance laws and other industry regulations worldwide. It is Open Text's objective to provide the most comprehensive solution for Information Lifecycle Management and leverage the installed customer base of Open Text and IXOS in order to realize significant cross and up-selling opportunities and accelerate growth worldwide.

5.2.     Current Shareholding of 2016091 Ontario in IXOS

2016091 Ontario currently has no shareholding in IXOS.

5.3.     Business Combination Agreements with IXOS

In an agreement dated 21 October 2003, the Bidder, Open Text and IXOS entered into a business combination agreement (the Business Combination Agreement) whereby the Bidder agreed to make, and IXOS agreed to support, the Offer. Both companies` management teams believe that there is an excellent opportunity to combine the businesses of both companies in order to create a more efficient and effective, global entity.

Under the Business Combination Agreement IXOS has undertaken to support the Takeover Bid, insofar as this is legally permissible. This agreement was concluded by IXOS without knowledge of this Offer Document and the decision by the board of management and the supervisory board of IXOS to sign the agreement was based purely on the knowledge of the Bidder's intentions on 21 October 2003.

5.4.     Treatment of Stock Options of IXOS

In the Business Combination Agreement IXOS has undertaken to use its reasonable commercial efforts to ensure that all options to acquire IXOS-Shares that are, prior to the close of business on the Banking Day immediately preceding the initial Expiration Date, (i) "in the money" and (ii) exercisable under the respective option plans, will be exercised. For Clarification: The holder of IXOS-Shares issued upon exercise of such options will be able to tender these shares in accordance with the terms and conditions of this Offer.

With respect to all other options validly issued under the IXOS's Stock Option Schemes, Open Text has agreed vis a vis IXOS to offer, at its choice, either an appropriate amount of replacement stock options in Open Text or reasonable compensation.

5.5.     Support of the Business Combination by Shareholders

IXOS Shareholders General Atlantic Partners (Bermuda), L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC and GAPCO GmbH & Co, KG, which collectively hold approximately 26 % of the shares and voting rights, have already irrevocably undertaken vis a vis Open Text to accept the Offer under the terms set forth in this Offer Document.


6. Intentions of 2016091 Ontario in Relation to the Future Business Activities of IXOS

Following the successful completion of this takeover bid, IXOS will become a subsidiary of Open Text. It is the intention of 2016091 Ontario and Open Text to then examine the feasibility of the possibilities described below together with the management board of IXOS. Insofar as exact plans exist, these are based on information about IXOS from public sources and on the information gained by 2016091 Ontario within the framework of a due diligence examination.

2016091 Ontario reserves the right following the completion of this takeover bid to propose to IXOS the conclusion of a profit transfer and controlling agreement. In this case the remaining shareholders must be assured a settlement payment that could be calculated on the basis of the earnings situation of IXOS to date and its future earnings profitability expectations as an average dividend for each share; on the basis of the earnings situation of IXOS to date, this settlement payment could be zero or higher. Furthermore, the remaining shareholders must be made an offer for the acquisition of their shares against an adequate settlement payment; this could correspond to the price offered in this takeover bid, but could also be higher or lower.

Should 2016091 Ontario after the execution of this offer or at a later date hold at least 95 % of the share capital of IXOS, 2016091 Ontario reserves the right to propose to the shareholders' meeting of IXOS a transfer of the shares of the minority shareholders to 2016091 Ontario according to sec. 327 a ff. of the German Corporation Act (AktG) against payment of an adequate cash settlement (squeeze-out). The cash settlement to be offered in accordance with these provisions could correspond to the price offered in this Takeover Bid, but could also be higher or lower.

Furthermore 2016091 Ontario reserves the right to propose a shareholders' meeting of IXOS to withdraw from the regulated market of the Frankfurt Stock Exchange and to de-list the IXOS Shares. Should it be necessary according to the applicable law in this case to offer to acquire the remaining minority shareholders of IXOS against payment of an adequate cash settlement. The cash settlement to be offered in accordance with these provisions could correspond to the price offered in this Takeover Bid, but could also be higher or lower.

2016091 Ontario also reserves the right to propose to a shareholders' meeting of IXOS to change the form of IXOS to a partnership (Kommanditgesellschaft) or to a limited liability company (Gesellschaft mit beschrankter Haftung). IXOS would then be obliged to offer those shareholders of IXOS who have declared their opposition to the minutes of meeting on the resolution concerning the change of form an adequate settlement payment against withdrawal from the company in its new legal form. As a consequence of the change in legal form, the listing of the IXOS Shares on all stock exchanges on which they are currently listed would be terminated.

Following the successful completion of this takeover bid, 2016091 Ontario will strive to achieve an adequate representation on the supervisory board of IXOS. According to the present plans, 2016091 Ontario intends to work together in future with the board of management of IXOS and with the management of the other members of the IXOS Group.

2016091 Ontario and the parent company Open Text reserve the right to integrate the IXOS products and their distribution channels into the Open Text Group. After completion of a successful takeover, it is the intent that Open Text Group will be organized into two divisions. It is the current intention of 2016091 Ontario that the North American-based division, with operational headquarters in Chicago, will have global responsibility for collaboration and knowledge management solutions as well as North American responsibility for operations. Furthermore, it is intended that the European-based division, headquartered in Munich, will have global responsibility for Content Management and Archiving as well as European responsibility for operations; it is the intention of 2016091 Ontario to then continue IXOS as an independent company at its current seat and to make IXOS the head of the Open Text European-based operations. Currently, 2016091 Ontario has no intention to discontinue or relocate any branches or locations (Niederlassungen und Betriebsstatten) of IXOS. As of the date of this Offer Document, 2016091 Ontario intends to appoint IXOS' Chief Executive Officer (Vorstandsvorsitzender), Robert Hoog, the head of the European organization for Open Text. It is expected by 2016091 Ontario, that after completion of the takeover and after the integration of the Open Text and IXOS solutions, Open Text and IXOS, with more than 2,000 employees worldwide, including more than 500 developers, will create an entity that can lead and be successful in the dynamic market of ECM.

A liquidation of IXOS is not intended. It has not been decided, whether all or a portion of the assets of IXOS will after a successful takeover be employed different from their present use. No exact plans have been drawn up either with respect to the products and business activities of IXOS and its subsidiaries within the Open Text Group other than those described above. The same applies also with respect to the subsidiaries, branches and locations (Betriebsstatten) of IXOS. At the time of publication of the offer document, the Bidder has no intention of urging IXOS to undertake major future obligations outside its normal field of business activities.

2016091 Ontario will try to increase productivity within IXOS and its subsidiaries and Open Text and its subsidiaries in the context of obtaining synergies through a combined organization. It is therefore possible, that 2016091 Ontario during the takeover process or hereafter in a thorough examination of the cost structure of IXOS and for Open Text Group decides, that adjustments of the headcounts and measures for a further improvement in the productivity at IXOS and its subsidiaries may be needed; 2016091 Ontario expressly reserves this possibility. Furthermore, however, no fundamental changes in the working conditions and in the organization or representation of the employees are planned.

The details and form of the integration of IXOS into the Open Text Group - going beyond the holding of a majority interest in IXOS - shall be examined during the period of the takeover bid and following the conclusion of the takeover bid.


7. Consideration

7.1. Cash Consideration

7.1.1. Extent of the Cash Consideration

The offered consideration consists of EUR 9.00 per IXOS Share (Cash Consideration).

7.1.2.   Adequacy of the Cash Consideration

The Cash Consideration represents an adequate consideration in the view of the Bidder.

The minimum price to be offered to the IXOS shareholders according to sec. 31 nos. 1 and 7 WpUG in connection with sec. 4 and 5 WpUG Offer Ordinance as a minimum consideration for their IXOS shares is established by applying the higher value

     o of the weighted average national stock price of the IXOS share for the last three months before the announcement of the decision to submit the present takeover offer on 21 October 2003 (Average Three-Month Price) and

     o the highest consideration that was offered as agreed by the bidder or one of the persons acting jointly with the bidder or their subsidiaries for the acquisition of IXOS shares for the last three months prior to the announcement of the present offer documents (Three-Month High Price).

The Average Three-Month Price, calculated by BaFin and announced under Mindestpreise gemass Wertpapiererwerbs- und Ubernahmegesetz (minimum prices according to WpUG) on the BaFin website, amounts to EUR 6.70 as of 20th October 2003.

No securities transactions were agreed or carried out that are required to be made known as pre-purchases according to sec. 2 no. 7 WpUG Offer Ordinance. Such transactions do not therefore affect the requirements for the minimum price.

Accordingly the minimum price that must be offered to the shareholders of IXOS for IXOS shares according to sec. 5 no. 1 WpUG Offer Ordinance amounts to EUR
6.70 (weighted average national stock price during the three months prior to the announcement of the decision to submit the present takeover offer on 21st October 2003).

In setting the offer price, 2016091 Ontario took into consideration the stock price of the IXOS shares on the stock exchange during the months prior to the announcement of the Offer. In the view of the Bidder the consideration established on this basis is attractive and adequate. The consideration in cash represents a 34% premium on the basis of the weighted three-month average prior to the announcement of the decision to make the Offer.

7.2.     Alternative Share and Warrant Consideration

7.2.1.   Summary of the Alternative Share and Warrant Consideration

Alternatively, at the election of the IXOS Shareholder 2016091 Ontario offers in exchange for each IXOS Share, 0.5220 of an Offered Open Text Share and 0.1484 of a Offered Open Text Warrant, each whole warrant exercisable to purchase one Open Text Share for up to one year after the Closing Day at a strike price of US $20.75 per share. (= EUR 18.19 calculated based on the rate of exchange) (Alternative Share and Warrant Consideration).

7.2.2. Important remarks on the Alternative Share and Warrant Consideration

The Alternative Share and Warrant Consideration does not fulfill the requirements of a consideration according to sec. 31 no. 2 WpUG. It is however a voluntary, alternative share and warrant consideration admissible according to the stipulations of the WpUG. The Alternative Share and Warrant Consideration is made in order to offer an alternative consideration to the Cash Consideration to those shareholders of IXOS who wish to participate through an equity instrument in the development of Open Text and the combined business of both companies.

The exchange ratio between the Open Text Shares and Open Text Warrants under the Alternative Share and Warrant Consideration has been determined by 2016091 Ontario at its sole discretion following negotiation with IXOS. This Alternative Share and Warrant Consideration has neither been audited for adequacy by BaFin nor by an auditor.

Each IXOS Shareholder should carefully consider the investment considerations and risks of this Alternative Share and Warrant Consideration set forth in Appendix 1, paragraph VII, and the risk factors respecting the offered Open Text warrants under Section 7.2.4.3.

No fractional shares or warrants will be issued under this Tender Offer to IXOS Shareholders electing to receive the Share and Warrant Consideration. Fractions of Offered Open Text Shares and Offered Open Text Warrants arising from the conversion of IXOS Shares into Open Text Share and Warrants will be rounded down to the next whole share or warrant as is shown in the following example:





                     Example of Calculation of Alternative Share and Warrant Consideration
  ----------------- -------------------- --------------------- ---------------------- -----------------
                          Offered
      Tendered       Open Text Shares          Offered                Offered         Offered Open Text
     IXOS Shares     (before rounding)    Open Text Warrants     Open Text Shares      Warrants (after
                                          (before rounding)      (after rounding)         rounding)
  ----------------- -------------------- --------------------- ---------------------- -----------------
         294              153.468              43.6296                  153                   43
  ----------------- -------------------- --------------------- ---------------------- -----------------


On 8 October 2003, the Open Text Board of Directors declared a stock dividend, payable on the basis of one common share, with the same rights as all existing Open Text shares, for each Open Text share held on 22 October 2003 at 17.00 h (local time in Toronto). This share dividend doubled the number of existing shares and effectively achieved a two-for-one split of the outstanding Open Text shares (stock dividend). All references to Open Text shares or information about Open Text shares in this document, excluding the references in the audited consolidated balance sheets as at 30 June 2001 to 2003 and the Open Text financial data for the financial years ended 30 June 1999 - 2003, have been adjusted to take account of the stock dividend.

7.2.3.   Adequacy of the Alternative Share and Warrant Consideration

In the opinion of the Bidder, the Alternative Share and Warrant Consideration also is an adequate consideration.

The Open Text Shares are listed and traded over the facilities of the Nasdaq National Market (Nasdaq) under the stock symbol OTEX and the facilities of the Toronto Stock Exchange (TSX) under the stock symbol OTC. The Nasdaq is the market with the highest trading volumes on which the Open Text Shares trade, with over 24 million Open Text Shares traded in the three-month period prior to announcement of Open Text's intent to make the Tender Offer on October 21, 2003 (the Three-Month Period).

In the Three-Month Period, the weighted average trading price for the Open Text Shares (taking the effects of the share dividend into consideration) was EUR
15.17 per share (the Weighted Average Stock Price). This weighted average trading price was calculated by multiplying the following factors:

o the US dollar closing price of the Open Text Shares for each trading day on Nasdaq in the Three-Month Period (Appendix 3, obtained from Nasdaq through an online request at www.nasdaqtrader.com and payment of a service fee) by
o the aggregate number of Open Text Shares traded on Nasdaq on each trading day (Appendix 3, obtained from Nasdaq through an online request at www.nasdaqtrader.com and payment of a service fee) by
o the noon buying rates for each day of the Three-Month Period for Euros using US dollars on each trading day as certified by the New York Federal Reserve Bank for customs purposes (published by the New York Federal Reserve Bank at www.ny.frb.org/markets/fxrates/noon.cfm), and dividing that product by the aggregate number of Open Text Shares traded on Nasdaq in the Three Month Period (the resulting number is then divided by two to reflect the Stock Dividend).

Using the Weighted Average Stock Price of the Open Text Shares as calculated above, the Offered Open Text Shares offered for each IXOS Share can be valued at approximately EUR 7.92 per share. This is calculated by multiplying the Weighted Average Stock Price of approximately EUR 15.17 by 0.5220, being the exchange ratio between one IXOS Share and the Offered Open Text Shares.

Using the Weighted Average Stock Price and the Black-Scholes pricing model the Offered Open Text Warrants offered for each IXOS Share can be valued at approximately EUR 0.42 per warrant. This is calculated by multiplying the Black-Scholes value of approximately EUR 2.86 per warrant by 0.1484, being the exchange ratio between one IXOS Share and the Offered Open Text Warrants.

The Black-Scholes pricing model is a commonly accepted method of valuing securities such as the Offered Open Text Warrants that represent a right to acquire an equity security at a future date. The Black-Scholes value for the Offered Open Text Warrants set forth above was computed using the term of the Offered Open Text Warrant of one year, and based on assumptions of a volatility of 60 %, an interest rate of 3 %, and a dividend yield of nil. The strike price of the Offered Open Text Warrants was converted at the October 20, 2003 exchange rate per the Bank of Canada.

Using the same method of calculation as described above for the period of 30 days prior to announcement of Open Text's intent to make the Offer on October 21, 2003, the Offered Open Text Shares offered for each IXOS Share can be valued at approximately EUR 9.03 and the Offered Open Text Warrants offered for each IXOS Share can be valued at approximately EUR 0.59.

The above calculations reflect market prices and conditions for a particular period of time, and will produce different results depending upon the time frame selected and assumptions made. Any IXOS Shareholder considering the Offer or evaluating the Alternative Share and Warrant Consideration should consider all information contained in the Offer Document and its Appendices. IXOS Shareholders are encouraged to consult their financial advisers in connection with their consideration of the Offer.

7.2.4.   Content of the Alternative Share and Warrant Consideration

7.2.4.1  Offered Open Text-Shares

Subject to such shareholder approval, as described in Section 10.2, the issuance of Offered Open Text Shares and the Offered Open Text Warrants for the purposes of the Tender Offer has been approved by the Board of Directors of Open Text, which has agreed to issue up to 15,060,000 new registered common shares of Open Text without par value at the direction of 2016091 Ontario for consideration in kind, i.e. for Tendered IXOS Shares. For further information on Open Text and on Open Text Shares please refer to Appendix 1.

In considering whether to accept the Alternative Share and Warrant Consideration, the investment considerations (Appendix 1, sec. VII) should also be read carefully as well as the risk factors respecting the offered Open Text Warrants (Appendix 1,sec. IV no. 11).

For information on trading in Open Text Shares, see subsection 7.2.3.

No fractional rights of Offered Open Text Shares will be issued and those IXOS Shareholders who have chosen the Alternative Share and Warrant Consideration will not be entitled to a cash payment or other consideration in respect of any fractional rights to Offered Open Text Shares. In the calculation of the Alternative Share and Warrant Consideration for IXOS Shares submitted for exchange, fractional rights to Offered Open Text Shares will be rounded down to the next whole share.

7.4.2.2  Offered Open Text Warrants

The following is a summary only of the terms of the Offered Open Text Warrants and is given subject to the more detailed provisions of the Warrant Indenture (Warrant Conditions) referred to below in Appendix 2.

In considering whether to accept the Alternative Share and Warrant Consideration the investment considerations (Appendix 1, sec. VII) as well as the risk factors respecting the Offered Open Text Warrants (Appendix 1, sec. IV no. 11) should be read carefully.

7.2.4.2.1.        Issuance of the Warrants

The Offered Open Text Warrants will be created and issued under a warrant indenture (the Warrant Indenture) dated as of November 28, 2003 between Open Text and Computershare Trust Company of Canada (the Warrant Trustee), a copy of which is appended as Appendix 2 to this Offer Document. Subject to adjustment as described below, each whole Offered Open Text Warrant will entitle its holder to purchase one Open Text Share at a price of U.S. $ 20.75 (= EUR 18,19 calculated at the Exchange Rate) (the Exercise Price), on or before 5:00 p.m. (Toronto time) on the date one year after the Closing Day (the Expiry Date).

The settlement procedure and issuance of Warrant Certificates are explained in
Section 8.2.2 below.

7.2.4.2.2.        Exercising the Offered Open Text Warrants

Note: The costs resulting from exercising the Offered Open Text Warrants as well as for the deposit of the Open Text shares received following settlement are to be borne by the exercising owners of the Offered Open Text Warrants. To assess these costs, owners should consult with their custodian or their stockbroker. Such costs can exceed those costs that result from the exercise and deposit of warrants that a domestic issuer has detailed nationally.

The owner of an Offered Open Text Warrant exercises their right under the warrant for the acquisition of Open Text shares (Exercising the Warrant), if they, where appropriate, through their custodian or their stockbroker submit the following documents to the head office named for the transfer in Toronto (Ontario/Canada) prior to or on the Expiry Date by 17.00 h (local time in Toronto, Canada):

(1) the provided Warrant through physical submission (in case of collective deposit (Girosammelverwahrung) the custodian bank is to initiate the submission);

(2) the properly completed and signed subscription form (as defined and represented in the warrant conditions) specifying the number of Open Text Shares that the owner intends to acquire (provided that this does not exceed the number of shares that the owner has a right to acquire pursuant to the Warrant(s)) and

(3) a valid check, a money order, or a bill of exchange drawn on a bank, issued in a legal tender of the United States of America and payable to the nominal value or as an order instrument to Open Text or the Warrant Trustee in Toronto, where the sum must correspond to the exercising price for each Open Text share subscribed to at the time of Exercising the Warrant.

Offered Open Text Warrants not exercised prior to the stated time on the Expiry Date will expire without value.

The owner of an Offered Open Text Warrant receives Open Text shares on the effective Exercising of the Warrant. These shares will not be traded in the USA and cannot be sold to persons residing in the USA. These shares will be tradable on the TSX. They can only be traded on the unlisted securities market in Germany if a securities service company creates the appropriate requirements for this. For the negotiability of these shares on a stock exchange or on the unlisted securities market also see subsection 7.2.4.4 below.

Share certificates that represent the Open Text Shares and after exercising the Offered Open Text Warrants are transferable, are handed to the owner of a warrant or according to their instructions to their bank, stockbroker or a different representative.

The costs for Exercising the Warrants, the issuance of the documents, custodian costs and other costs linked to Exercising the Warrant are not borne by the Bidder. These costs can be greater as the costs for similar transactions that concern shares or warrants in a German company.

7.2.4.2.3.        Fractional rights of Offered Open Text Warrants

No fractional rights of Offered Open Text Warrants will be issued and IXOS Shareholders who have chosen the Alternative Share and Warrant Consideration will not be entitled to any cash payment or other consideration in respect of any fractional rights to Offered Open Text Warrants. In the calculation of the Alternative Share and Warrant Consideration for the exchange of submitted IXOS shares, fractional rights to Offered Open Text Warrants will be rounded down to the next whole warrant.

7.2.4.2.4.        Protection of Warrant Holders against Dilution

The Warrant Indenture contains provisions designed to protect the holders of the Offered Open Text Warrants against dilution upon the happening of certain events, provided that in each case all applicable stock exchange and regulatory approvals are obtained. If any stock dividend or distribution of Open Text Shares or securities convertible into Open Text Shares other than as "dividends paid in the ordinary course" (as defined therein) occurs, or if any subdivision, consolidation, change or reclassification of the Open Text Shares or any consolidation, amalgamation, arrangement or merger of Open Text with another corporation or the transfer of all or substantially all of Open Text's assets occurs, a proportionate adjustment or change will be made in the number and kind of securities issuable on the exercise of the Offered Open Text Warrants. The Offered Open Text Warrant Indenture provides that the exercise price per Open Text Share will be subject to adjustment in certain events, including:

(a) the subdivision or consolidation of Open Text Shares or the issue to all or substantially all the holders of Open Text Shares of a stock dividend or other distribution of Open Text Shares or securities convertible into Open Text Shares other than a distribution to such holders as "dividends paid in the ordinary course" (as defined therein);

(b) the issue of rights, options or warrants to all or substantially all the holders of Open Text Shares, entitling them to acquire (i) Open Text Shares at a price less than 95% of the "Current Market Price" of the Open Text Shares or (ii) securities convertible into Open Text Shares where the conversion price at the date of issue of such convertible securities is less than 95% of the "Current Market Price" of the Open Text Shares; and

(c) the distribution to all or substantially all of the holders of Open Text Shares of (i) shares of any other class, (ii) rights, options or warrants to acquire Open Text Shares or securities convertible into Open Text Shares or property or other assets of Open Text, (iii) evidences of indebtedness or (iv) property or other assets of Open Text (other than those referred to above and excluding in each case dividends paid in the ordinary course).

"Current Market Price" of a Open Text Share at any date means the price per share equal to the weighted average price at which the Open Text Shares have traded (i) on Nasdaq, or (ii) if the Open Text Shares are not traded on Nasdaq, on a recognized exchange or market, or (iii) if the Open Text Shares are not traded on such recognized exchange or market, on the over-the-counter market, during the 20 consecutive trading days (on each of which at least 500 Open Text Shares are traded in board lots) ending on the fifth trading day immediately prior to such date as reported by such market or exchange in which the Open Text Shares are then trading or quoted.

No adjustment in the exercise price or in the number of Open Text Shares purchasable upon exercise will be required to be made (a) unless the cumulative effect of such adjustment or adjustments will change the exercise price by at least 1% or the number of Open Text Shares purchasable upon exercise by at least one-hundredth of a share, (b) if holders of Offered Open Text Warrants are entitled to participate in any event described above as though they had exercised their warrants prior to the occurrence of such event or (c) in respect of the issue of Open Text Shares (i) pursuant to the exercise of the Offered Open Text Warrants issued pursuant to the Warrant Indenture, (ii) in respect of the issue from time to time of "dividends paid in the ordinary course" (as defined in the Warrant Indenture), or (iii) pursuant to any stock options, stock option plans or stock purchase plans or other benefit plans.

7.2.4.2.5.        Transfer of Offered Open Text Warrants

A holder of an Offered Open Text Warrant may instruct its bank or broker to transfer or sell its Offered Open Text Warrant(s).

The Offered Open Text Warrants will not be listed on any stock exchange. Resale of the Offered Open Text Warrants and the Open Text Shares underlying the Offered Open Text Warrants may be subject to resale restrictions under applicable securities legislation. Holders of the Offered Open Text Warrants and the Open Text Shares underlying the Offered Open Text Warrants should consult with their own advisors regarding compliance with the requirements of such legislation applicable to such resale.

7.2.4.2.6.        Repurchase of Offered Open Text Warrants by Open Text

Under the Warrant Indenture, Open Text may purchase in the market, by private contract or otherwise, all or any portion of the Offered Open Text Warrants on such terms as Open Text may determine.

7.2.4.2.7.        Voting Rights of Holders of Offered Open Text Warrants

The holders of Offered Open Text Warrants will have no voting right or other right attaching to the status of Open Text Shares.

7.2.4.2.8.        Rights of a Warrant Holder Meeting

In addition to all other powers conferred upon holders of Offered Open Text Warrants by the Warrant Indenture or by law, the holders of Offered Open Text Warrants at a meeting will have the power, exercisable from time to time by "extraordinary resolution" (as defined in the Warrant Indenture), subject to regulatory approval to, among other things, agree to any modification of the rights of holders of Offered Open Text Warrants or to remove the Warrant Trustee and appoint a successor warrant trustee pursuant to the terms of the Warrant Indenture.

7.2.4.2.9.        Governing law

The Warrant Indenture is governed by the laws of the Province of Ontario, Canada as well as the federal laws of Canada applicable therein.

7.2.4.3. Risk factors associated with Offered Open Text Warrants

IXOS shareholders, when considering whether to accept the Alternative Share and Warrant Consideration, should also consider, in addition to further information contained within Appendix 1 the following risk factors that affect warrants in general and the Offered Open Text Warrants in particular. Similar considerations also apply to future investors who may acquire the Offered Open Text Warrants described above through a subsequent transaction other than via the securities market.

General risks associated with warrants

General valuation risks

The Offered Open Text Warrants will not be traded on any securities exchange. They are however transferable securities and are thus subject to the rules of supply and demand. Warrants may not give rise to claims nor entitle the holder to receive dividends. The investor is therefore able to make a profit only from sale of the warrants for a price higher than he paid or by timely exercise of the warrants if, in the latter case, the market value of the underlying security (the Open Text Share) is higher than the warrant exercise price.

Risk of loss through changes in the market value of the underlying security

Changes in the market value of the underlying security, in this case the Open Text Share that underlies the rights under the warrants, can reduce the value of the warrant. A reduction in value such as this may in particular arise if the market value of the underlying security, the Open Text Share, falls below the exercise price. It should be noted that the value of the warrant consistently changes disproportionately with the change in the market value of the underlying security; this may also lead to the warrant becoming worthless. This disproportionate change in the value of the warrant in comparison to the underlying security is referred to as the leverage effect. This leverage effect becomes particularly pronounced where the remaining exercise period of the warrant is very short; at the end of the exercise period the warrant lapses and is of no value.

The risk of diminution in value and of loss in full

The rights vested in the warrants may lapse or suffer a diminution in value, since these warrant rights are time-limited. In particular, where there is a secondary acquisition of a warrant, the risk of a loss of value rises as the remaining exercise period decreases.

The purchase of warrants, irrespective of the financial viability of the issuing entity, may lead to a loss in full of the amount invested by the investor due to disadvantageous market developments, the application of restrictions contained within the warrant or the expiry of the time-limit.

If the investor's expectations with regard to market developments are not fulfilled and in particular if the market value of the Open Text Share does not rise above the warrant exercise price, then the warrant lapses and loses its value in full. The same applies if the investor declines or neglects to exercise the rights vested in his warrant. In the case of an IXOS shareholder who has accepted the Alternative

Share and Warrant Consideration, the loss equals the value of the IXOS shares surrendered in order to acquire the warrants. Where a warrant is acquired in a secondary market, the loss equals the purchase price paid for the warrant together with associated purchase costs.

Deals which preclude or mitigate risk

It cannot be assumed that during the warrant exercise period that transactions may be entered into which can preclude or mitigate the risk of losing the investment made in the acquisition of the warrant. In addition it may be impossible after exercise to dispose of shares acquired or of other rights at a price that matches the exercise price paid together with associated costs.

Particular risks associated with the Offered Open Text Warrants

Increased costs

The investor should note that the costs associated with the exercise of the Offered Open Text Warrants and the costs associated with the disposal of the Open Text Shares after exercise may total more than those that could arise in connection with comparable warrants issued by European institutions. The investor is advised to make inquiries concerning this matter with his bank or stockbroker. Significant transaction costs of this nature can reduce the investor's profits or increase any losses arising.

No securities market transactions in Offered Open Text Warrants

It is not the intention to permit Offered Open Text Warrants to be traded on the securities market. As a result, the investor will generally be able to dispose of any Offered Open Text Warrants acquired only with great difficulty or possibly not at all, since it is conceivable that parties interested in purchasing the warrants cannot be found. The investor cannot therefore rely on being able to make profits by disposing of warrants during the exercise period. In most cases the opportunity for an investor to make profits from the warrant is therefore limited to an increase in the market value of the Open Text Share in relation to the exercise price of the Offered Open Text Warrant.

No trading in the U.S. of Open Text-Shares issued upon exercise of Offered Open Text Warrants

Open Text Shares acquired through exercise of the Offered Open Text Warrants may not be disposed of on the Nasdaq. See sec. 7.2.4.4 of the Offer Document in this regard.

7.2.4.4. Limitations on trading in Offered Open Text Shares, Offered Open Text Warrants and Open Text Shares issued on the basis of the Offered Open Text Warrants

No trade of shares in the USA or resale to persons residing in the USA: Offered Open Text Warrants, Open Text Shares issued on the basis of the Offered Open Text Warrants and Offered Open Text Warrants may not be offered or sold to or in agency for or for the benefit of a US-resident person, unless a statutory exemption applies, as set out in the US Securities Act 1933 or in other applicable domestic share legislation. Certificates for Offered Open Text Shares, Open Text Shares issued on the basis of Offered Open Text Warrants and Offered Open Text Warrants will contain legends to this effect.

A statutory exemption to the registration requirements of relevant USA federal securities legislation in respect of the resale of Offered Open Text Shares, of Open Text Shares issued on the basis of Offered Open Text Warrants and of Offered Open Text warrant may in general be available if such shares are sold on the Toronto Stock Exchange (TSX), conditional upon such shares not being knowingly sold to a US-resident person and on a declaration to this effect being produced and made available to the transfer agent for the Open Text Shares, Computershare Trust Company of Canada.

Additionally, it should be noted that the resale of Offered Open Text Shares and Open Text shares issued on the basis of Offered Open Text Warrants may in general be carried out only in accordance with the prevailing regulations of the relevant securities market on the Nasdaq (but see USA above) or the TSX or through over-the-counter trading on the securities markets in Berlin-Bremen, Frankfurt/Main, Munich and Stuttgart in Germany. The resale of Offered Open Text Shares, of Open Text

Shares issued on the basis of Offered Open Text Warrants and Offered Open Text Warrants may under certain circumstances be subject to certain limitations on resale in accordance with the relevant statutory regulations. Holders of Offered Open Text Shares, of Open Text Shares issued on the basis of Offered Open Text Warrants and of Offered Open Text Warrants should consult their own advisors with regard to compliance with the statutory requirements applicable to such a resale.

Note: Trading in, selling, transferring or holding Offered Open Text Shares and Offered Open Text Warrants can be more expensive in Canada and the USA than trading in, selling, transferring or holding Offered Open Text Shares and Offered Open Text Warrants in Germany. In addition it is to be noted that persons in Germany who do not trade in or hold listed securities on a European stock exchange will under certain circumstances have to bear costs greater than those associated with trading in securities listed on a European Stock Exchange; consultation with advisors, banks or stockbrokers is this regard is recommended.

7.3. Information on payments or other monetary in-kind benefits for members of the board or the supervisory board of IXOS, and on agreements with members of the institution

No member of the management board or the supervisory board of IXOS has been granted or promised any payments or other monetary in-kind benefits by the Bidder or any other person acting in cooperation with the Bidder in connection with the present Offer.

7.4.     Prior Acquisitions and Possible Parallel Acquisitions

2016091 Ontario holds no shares in IXOS at the time of the publication of this Offer.

Although 2016091 Ontario does not currently have any specific intention of directly or indirectly acquiring IXOS Shares or having IXOS Shares acquired outside the bid procedure via the stock exchange or outside the stock exchange before the end of the Acceptance Period of the Takeover Bid, the Bidder reserves the right to make such acquisitions insofar as this is permitted by German law. Should 2016091 Ontario acquire IXOS Shares or have IXOS Shares acquired directly or indirectly, 2016091 Ontario will publish the number of acquired shares and voting rights, indicating the type and value of the consideration provided in each case, without undue delay by a notification on the internet under www.2016091ontario.de and in the Financial Times Deutschland and will notify the Federal Institute for the Supervision of Financial Services (Bundesanstalt fur Finanzdienstleistungsaufsicht) accordingly.


8.       Execution of the Offer

8.1.     Cash Offer

8.1.1    Acceptance of the Cash Offer

IXOS Shareholders may accept the Offer only within the Acceptance Period (for details of execution of the Offer in the case of acceptance within the Additional Acceptance Period, see Section 8.7). In order to accept this Offer and elect to receive Cash Consideration, IXOS shareholders must:

(a) declare their acceptance of this Offer through the written declaration (Declaration of Acceptance) vis a vis a securities depository services company (Depositary Bank); and

(b) instruct the Depositary Bank to re-book the IXOS Shares in respect of which they wish to accept this Offer for a payment of a cash consideration of EUR 9.00 per IXOS Share (Tendered IXOS Shares (Cash Consideration)) under ISIN DE0001359396 (WKN 135 939) at Clearstream Banking AG.

Until settlement of the Offer (cf. Section 8.1.2), the Tendered IXOS Shares (Cash Consideration) stipulated in the Declaration of Acceptance will remain in the deposit account of the accepting IXOS Shareholder, but will be re-booked under ISIN DE0001359396 (WKN 135 939) at Clearstream Banking AG. The Declaration of Acceptance will only become valid once the book-entry transfers of the IXOS Shares under ISIN DE0001359396 (WKN 135 939) has been performed in a timely manner at

Clearstream Banking AG. The Depositary Bank will arrange for the book-entry transfers to be performed after receipt of the Declaration of Acceptance. If the Declaration of Acceptance is given to the Depositary Bank within the Acceptance Period, the book-entry transfers of the Tendered IXOS Shares (Cash Consideration) at Clearstream Banking AG will be deemed to have been duly effected if the book-entry transfers have been effected by the second bank working day (Frankfurt am Main/Germany) after the expiry of the Acceptance Period by 17:30 (local time Frankfurt/Main, Germany) at the latest. The IXOS Shares referred to in the Declaration of Acceptance, for which the book-entry transfers have been made under ISIN DE0001359396 (WKN 135 939) will be identified as "Tendered IXOS Shares (Cash Consideration)".

By declaring their acceptance of this offer each IXOS Shareholder

(1) instructs its Depositary Bank to initially leave the IXOS Shares stipulated in the Declaration of Acceptance in its deposit account, but to make the book-entry transfers for IXOS Shares stipulated in the Declaration of Acceptance without delay under the ISIN DE0001359396 (WKN 135 939) at Clearstream Banking AG;

(2) instructs its Depositary Bank in turn to instruct and to authorize Clearstream Banking AG to make the shares under the ISIN DE0001359396 (WKN 135 939) available to Commerzbank AG, Frankfurt am Main, as Central Settlement Agent into its deposit account at Clearstream Banking AG for transfer to the Bidder immediately following expiry of the Extended/Additional Acceptance Period and confirmation by the Bidder to the Central Settlement Agent that all conditions precedent pursuant to Section 9 have been fulfilled at the time of the expiry of the Acceptance Period and none of the conditions subsequent pursuant to
         Section 9 have occurred at the time of the expiry of the Acceptance Period or, as the case may be and if applicable, all conditions pursuant to Section 9 at the time of the expiry of the Acceptance Period, have been waived;

(3) instructs the Depositary Bank to transfer the title to the IXOS Shares stipulated in the Declaration of Acceptance to Commerzbank AG in favor of the Bidder in return for simultaneous (Zug um Zug) payment of the Cash Consideration to the account of the accepting IXOS Shareholder in case and to the extent the IXOS Shareholder elects to receive the Cash Consideration, in each case immediately following expiry of the Additional Acceptance Period and confirmation by the Bidder to the Central Settlement Agent that all conditions precedent pursuant to
         Section 9 have been fulfilled at the time of the expiry of the Acceptance Period and none of the conditions subsequent pursuant to
         Section 9 have occurred at the time of the expiry of the Acceptance Period or, as the case may be and if applicable, all conditions pursuant to Section 9 at the time of the expiry of the Acceptance Period, have been waived;

(4) declares that its Tendered IXOS Shares (Cash Consideration) will, at the time of the transfer of title, be solely owned by it as well as unencumbered by any third-party rights;

(5) instructs and empowers the Depositary Bank and Commerzbank AG (as Central Settlement Agent) under exemption from the rules concerning the prohibition of self-contracting in accordance with sec. 181 of the German Civil Code (BGB) to take all necessary and appropriate measures and to make and receive the corresponding declarations. In particular, Commerzbank AG and the Depositary Bank are authorized to procure the transfer of title to the Tendered IXOS Shares (Cash Consideration) to the Bidder;

(6) instructs and authorizes its Depositary Bank and possible intermediate custodians to instruct and authorize Clearstream Banking AG to transmit to the Bidder and the Central Settlement Agent in favor of the Bidder on each trading day the number of Tendered IXOS Shares (Cash Consideration) for which book-entry transfers have been made under ISIN DE0001359396 (WKN 135 939) at Clearstream Banking AG into the Depositary Bank's deposit account with Clearstream Banking AG.

Upon acceptance of this Offer, the accepting IXOS Shareholder and the Bidder enter into an agreement for the sale, or as the case may be, for the exchange of the Tendered IXOS Shares (Cash Consideration) on the terms and conditions of this Offer. In addition, by accepting the Offer, the accepting IXOS Shareholders and the Bidder agree on the transfer of title to the Tendered IXOS Shares (Cash

Consideration) on the terms and conditions of this Offer. Upon transfer of the title to the Tendered IXOS Shares (Cash Consideration), all rights associated with these shares, including dividend entitlements as from the financial year beginning on 1. July 2003, pass to the Bidder.

The directives, instructions and powers of attorney mentioned in the paragraphs
(1) to (6) are granted irrevocably in the interest of a smooth and efficient execution of this Offer. They shall lapse only in the event of a valid withdrawal (cf. Section 12) from the contract concluded by acceptance of this Offer.

8.1.2    Settlement of the Offer

The Tendered IXOS Shares (Cash Consideration) remain initially in the deposit account of the submitting IXOS Shareholders. The Tendered IXOS Shares (Cash Consideration) will be re-booked under ISIN DE0001359396 (WKN 135 939) at Clearstream Banking AG. If the Tendered IXOS Shares (Cash Consideration) are transferred, the purchaser will remain bound to the Declaration of Acceptance made by the IXOS Shareholder submitting the shares.

Title to the Tendered IXOS Shares (Cash Consideration) specified in the acceptance declaration is transferred to the Bidder no earlier than three bank working days (Frankfurt/Main, Germany), but no later than seven (7) bank working days (Frankfurt/Main, Germany) after expiry of the Additional Acceptance Period and fulfillment of all conditions precedent pursuant to Section 9 at the time of expiry of the Acceptance Period and none of the conditions subsequent have occurred until the time of expiry of the Acceptance Period or, as the case may be and to the extent applicable, waiver of the conditions precedent and subsequent. With the transfer, the Tendered IXOS Shares (Cash Consideration) will be transferred from the ISIN DE0001359396 (WKN 135 939) and from the deposit accounts of the submitting shareholders and into the deposit account No. 7004 of Commerzbank AG, Frankfurt/Main as Central Settlement Agent at Clearstream Banking AG.

With credit at the respective Depositary Bank 2016091 Ontario has fulfilled all obligations to credit the Cash Consideration. It is the obligation of the Depositary Banks to credit the Cash Consideration to the shareholder.

8.2.     Alternative Share and Warrant Offer

8.2.1    Acceptance of the Alternative Share and Warrant Offer

IXOS Shareholders may accept the Offer only within the Acceptance Period (for details of execution of the Offer in the case of acceptance within the Extended/Additional Acceptance Period, see Section 8.7). In order to accept this Offer and elect to receive the Alternative Share and Warrant Consideration, IXOS Shareholders must:

(a) declare their acceptance of this Offer through the written declaration (Declaration of Acceptance) vis a vis a Depositary Bank;

(b) instruct their Depositary Bank to re-book the IXOS Shares in respect of which they wish to accept the Alternative Share and Warrant Offer (Tendered IXOS Shares [Alternative Share and Warrant Consideration]) under ISIN DE0001359388 (WKN 135 938) at Clearstream Banking AG; and

(c) elect whether they wish to receive Offered Open Text Shares which should be traded,

         (i)  in the unregulated market in Germany (Frankfurter
              Wertpapierborse, Frankfurt/Main, as well as Wertpapierborse Berlin-Bremen, Munich and Stuttgart), or

         (ii) over the Toronto Stock Exchange.

Until settlement of the Offer (cf. Section 8.2.2), the Tendered IXOS Shares (Alternative Share and Warrant Consideration) stipulated in the Declaration of Acceptance will remain in the deposit account of the accepting IXOS Shareholder, but will be re-booked under ISIN DE0001359388 (WKN 135 938) at Clearstream Banking AG. The Declaration of Acceptance will only become valid once the book-entry transfers of the IXOS Shares under ISIN DE0001359388 (WKN 135 938) has been performed in a timely manner at Clearstream Banking AG. The Depositary Bank will arrange for the book-entry transfers to be performed after receipt of the Declaration of Acceptance. If the Declaration of Accep-tance is given to the Depositary Bank within the Acceptance Period, the book-entry transfers of the Tendered IXOS Shares (Alternative Share and Warrant Consideration) at Clearstream Banking AG will be deemed to have been duly effected if the book-entry transfers have been effected by the second bank working day (Frankfurt am Main/Germany) after the expiry of the Acceptance Period by 17:30 (local time Frankfurt/Main, Germany) at the latest. The IXOS Shares referred to in the Declaration of Acceptance, for which the book-entry transfers have been made under ISIN DE0001359388 (WKN 135 938) will be identified as "Tendered IXOS Shares (Alternative Share and Warrant Consideration)".

By declaring their acceptance of this offer each IXOS Shareholder

(1) instructs its Depositary Bank to initially leave the IXOS Shares stipulated in the Declaration of Acceptance in its deposit account, but to make the book-entry transfers for IXOS Shares stipulated in the Declaration of Acceptance without delay under the ISIN DE0001359388 (WKN 135 938) at Clearstream Banking AG;

(2) instructs its Depositary Bank in turn to instruct and to authorize Clearstream Banking AG to make the shares under the ISIN DE0001359388 (WKN 135 938) available to Commerzbank AG, Frankfurt am Main, as Central Settlement Agent into its deposit account at Clearstream Banking AG for transfer to the Bidder immediately following expiry of the Extended/Additional Acceptance Period and confirmation by the Bidder to the Central Settlement Agent that all conditions precedent pursuant to Section 9 have been fulfilled at the time of the expiry of the Acceptance Period and none of the conditions subsequent pursuant to
         Section 9 have occurred at the time of the expiry of the Acceptance Period or, as the case may be and if applicable, all conditions pursuant to Section 9 at the time of the expiry of the Acceptance Period, have been waived;

(3) instructs its Depositary Bank to transfer the title to the IXOS Shares stipulated in the Declaration of Acceptance to Commerzbank AG in favor of the Bidder in return for simultaneous (Zug um Zug) delivery of the Alternative Share and Warrant Consideration, in each case immediately following expiry of the Additional Acceptance Period and confirmation by the Bidder to the Central Settlement Agent that all conditions precedent pursuant to Section 9 have been fulfilled at the time of the expiry of the Acceptance Period and none of the conditions subsequent pursuant to Section 9 have occurred at the time of the expiry of the Acceptance Period or, as the case may be and if applicable, all conditions pursuant to Section 9 at the time of the expiry of the Acceptance Period, have been waived;

(4) declares that its Tendered IXOS Shares (Alternative Share and Warrant Consideration) will, at the time of the transfer of title, be solely owned by it as well as unencumbered by any third-party rights;

(5) instructs and empowers its Depositary Bank and Commerzbank AG (as Central Settlement Agent) under exemption from the rules concerning the prohibition of self-contracting in accordance with sec. 181 of the German Civil Code (BGB) to take all necessary and appropriate measures and to make and receive the corresponding declarations. In particular, Commerzbank AG and the Depositary Bank are authorized to procure the transfer of title to the Tendered IXOS Shares (Alternative Share and Warrant Consideration) to the Bidder; and

(6) instructs and authorizes its Depositary Bank and possible intermediate custodians to instruct and authorize Clearstream Banking AG to transmit to the Bidder and the Central Settlement Agent in favor of the Bidder on each trading day the number of Tendered IXOS Shares (Alternative Share and Warrant Consideration) for which book-entry transfers have been made under ISIN DE0001359388 (WKN 135 938) at Clearstream Banking AG into the Depositary Bank's deposit account with Clearstream Banking AG.

Upon acceptance of this Offer, the accepting IXOS Shareholder and the Bidder enter into an agreement for the sale, or as the case may be, for the exchange of the Tendered IXOS Shares (Alternative Share and Warrant Consideration) on the terms and conditions of this

Offer. In addition, by accepting the Offer, the accepting IXOS Shareholders and the Bidder agree on the transfer of title to the Tendered IXOS Shares (Alternative Share and Warrant Consideration) on the terms and conditions of this Offer. Upon transfer of the title to the Tendered IXOS Shares (Alternative Share and Warrant Consideration), all rights associated with these shares, including dividend entitlements as from the financial year beginning on 1. July 2003, pass to the Bidder.

The directives, instructions and powers of attorney mentioned in the paragraphs
(1) to (6) of this Section 8.2.1.are granted irrevocably in the interest of a smooth and efficient execution of this Offer. They shall lapse only in the event of a valid withdrawal (cf. Section 12) from the contract concluded by acceptance of this Offer.

8.2.2    Settlement of the Alternative Share and Warrant Consideration

The Tendered IXOS Shares (Alternative Share and Warrant Consideration) remain initially in the deposit account of the submitting IXOS Shareholders. The Tendered IXOS Shares (Alternative Share and Warrant Consideration) will be re-booked under ISIN DE0001359388 (WKN 135 938) at Clearstream Banking AG. If the Tendered IXOS Shares (Alternative Share and Warrant Consideration) are transferred, the purchaser will remain bound to the Declaration of Acceptance made by the IXOS Shareholder submitting the shares.

Approximately on or before the 15th bank working day in Frankfurt/Main after expiry of the Additional Acceptance Period and (possibly) after expiry of any Extended Acceptance Period title to the Tendered IXOS Shares (Alternative Share and Warrant Consideration) will be transferred to the Bidder. This transfer will be effected concurrently with the transfer of the Offered Open Text Shares and the Offered Open Text Warrants to the IXOS Shareholders having accepted the Alternative Share and Warrant Consideration.

The Bidder and Open Text have taken arrangements to provide for the necessary Offered Open Text Shares ISIN CA6837151068 (WKN 899 027) and Offered Open Text Warrants (ISIN CA6837151142) (see Section 10.2). At the time of closing of the Tender Offer, the Warrant Agent will issue a global certificate representing all of the Offered Open Text Warrants issuable to IXOS Shareholders having elected to receive the Alternative Share and Warrant Consideration as defined in this Offer Document in the name of the nominee Canadian Depositary for Securities. The global certificate will be deposited with CIBC Mellon Toronto in favor of Commerzbank's account number COCF 1002002 for distribution by Commerzbank AG. Commerzbank AG will from thereon procure that each IXOS Shareholder having validly elected the Alternative Share and Warrant Consideration will receive title to the Offered Open Text Shares and Offered Open Text Warrants on the respective IXOS Shareholder's depositary account on a fiduciary basis within 15 bank working days in Frankfurt am Main following the end of the extended acceptance period. In the case of Offered Open Text Warrants, such IXOS Shareholder may also request, through its bank or broker, to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, that physical certificates representing its Offered Open Text Warrants be issued in its name or, at the direction of the IXOS Shareholder of an Offered Open Text Warrant, in the name of its broker, bank or other agent.

There will be no compensation for fractional Offered Open Text Shares or Offered Open Text Warrants (see in detail Section 7).

With credit at the respective Depositary Bank 2016091 Ontario has fulfilled all obligations to credit the Offered Open Text Shares and Offered Open Text Warrants. It is the obligation of the Depositary Banks to credit the Offered Open Text Shares and Offered Open Text Warrants to the shareholder.

After having procured the crediting of the Offered Open Text Shares and the Offered Open Text Warrants to the Depositary Bank of the respective IXOS Shareholder, the Bidder has fulfilled its obligations to transfer and credit the Offered Open Text Shares and the Offered Open Text Warrants. It is the duty of the Depositary Banks to credit the Offered Open Text Shares and the Offered Open Text Warrants to the securities account of the respective IXOS Shareholder.

8.3      Costs of the Acceptance

8.3.1.   Cash offer

In principle, the acceptance of this Offer (Cash Offer) via a Depository Bank in Germany is free of all costs and charges for the IXOS Shareholders participating in this offer. However, any fees charged by depositary banks outside Germany must be borne by the respective IXOS Shareholder.

8.3.2.   Alternative Share and Warrant Consideration

In principle, the acceptance of this offer (Alternative Share and Warrant Consideration) via a Depository Bank in Germany is free of all costs and charges for the IXOS Shareholders participating in this offer. Any fees charged by depository banks outside Germany, however, must be borne by the respective IXOS Shareholder.

The IXOS Shareholder in selecting the Alternative Share and Warrant Consideration may under certain circumstances incur costs for the keeping of the offered Open Text Shares or the Offered Open Text Warrants and, moreover, costs arising out of exercising the Offered Open Text Shares and Offered Open Text Warrants, and of keeping the Open Text Shares acquired through exercising the Offered Open Text Warrants. The IXOS shareholder should contact its Depositary Bank or his stockbroker for details of these costs.

8.4      Central Settlement Agent

2016091 Ontario has appointed Commerzbank AG, Frankfurt/Main as Central Settlement Agent.

8.5 Trading with Tendered IXOS Shares (Cash Consideration / Alternative Share and Warrant Consideration)

Trading of the Tendered IXOS Shares (Cash Consideration) and Tendered IXOS Shares (Alternative Share and Warrant Consideration) on the Frankfurt stock exchange (Geregelter Markt - Prime Standard) is envisaged from December 3, 2003 until January 12, 2004.

8.6 Reprocessing in the Case of Non-fulfillment of Condition Precedents and Occurrence of Conditions Subsequent

In the event that the conditions precedent indicated in Section 9 below, are not fulfilled or one of the conditions subsequent indicated in Section 9 has occurred and the Bidder has not waived such offer conditions, this Takeover Bid will not be executed. The Tendered IXOS Shares (Cash Consideration) and the Tendered IXOS Shares (Alternative Share and Warrant Consideration) will then immediately be re-booked to ISIN DE0005061501 (WKN 506 150). Following re-booking, the shares will again be tradable under ISIN DE0005061501 (WKN 506
150).

8.7 Execution of the Offer in the Case of Acceptance during the Extended/Additional Acceptance Period

The instructions for the execution of the Takeover Bid described in Section 8.1 to 8.6 apply correspondingly also for the acceptance of the Offer during the Extended/Additional Acceptance Period. Accordingly, IXOS Shareholders can accept the Offer during the Extended/Additional Acceptance Period by

(a) declaring their acceptance of this Offer through the Declaration of Acceptance vis a vis the Depositary Bank; and

(b) instructing their Depositary Bank to re-book the IXOS Shares under ISIN DE0001359396 (WKN 135 939) at Clearstream Banking AG in case they wish to accept this Offer for the Cash Consideration and under ISIN DE0001359388 (WKN 135 938) at Clearstream Banking AG in case they wish to accept this Offer for the Alternative Share and Warrant Consideration.

The Declaration of Acceptance shall take effect only upon re-booking of the IXOS Shares tendered into the respective aforementioned ISIN / WKN at Clearstream Banking AG. The Depositary Bank shall procure the re-booking of the Tendered IXOS Shares (Cash Consideration) and of the Tendered IXOS Shares (Alternative Share and Warrant Consideration) upon receipt of the Declaration of Acceptance pursuant to paragraph (a) above. If the Declaration of Acceptance pursuant to paragraph (a) is made to the Depositary Bank during the Extended/Additional Acceptance Period, the re-booking of the shares into the respective aforementioned ISIN / WKN shall be deemed to have been duly effected if the book-entry transfers have been effected by the second bank working day (Frankfurt am Main/Germany) after the expiry of the Extended/Additional Acceptance Period by 17:30 (local time Frankfurt/Main, Germany) at the latest. The IXOS Shares referred to in the Declaration of Acceptance, for which the book-entry transfers have been made under respective aforementioned ISIN / WKN will be identified as "Tendered IXOS Shares (Cash Consideration)" and as "Tendered IXOS Shares (Alternative Share and Warrant Consideration)".

Trading of the Tendered IXOS Shares during the Additional Acceptance Period on the Frankfurt stock exchange (Geregelter Markt - Prime Standard) is not planned.

8.8      Situation of the IXOS Shareholders who do not accept the Takeover Bid

Shareholders of IXOS who do not accept this Offer continue to be shareholders of IXOS. The shareholders of IXOS who do not intend to accept this Offer should, however, take the following into account, in addition to the adequacy of the consideration:

(a) The present price of the IXOS Shares reflects the fact that on 21 October 2003 the bidder published its decision to make a takeover offer. After the execution of the Takeover Bid it is possible that - depending on the percentage of acceptance - the trading volume of the shares that have not been submitted for acceptance of the Takeover Bid decreases. Furthermore the closing of this takeover may lead to a higher volatility of the IXOS share price.

(b) Should 2016091 Ontario hold at least 95 % of the registered share capital of IXOS after the execution of this Takeover Bid, the shareholders meeting of IXOS may, upon request of 2016091 Ontario, resolve the transfer of the shares of the other shareholders of IXOS to 2016091 Ontario in return for payment of an appropriate cash settlement pursuant to sec. 327 et seq. German Stock Corporation Act (AktG) ("squeeze-out").

(c) If this Takeover Bid is successful, it may be possible, that the shareholders' meeting of IXOS with the votes of 2016091 Ontario - holding at least 67% of the absolute number of votes, but holding possibly more than 75 % of the votes present at one shareholders' meeting - resolves the conclusion of a domination agreement with 2016091 Ontario as dominating and IXOS as dependent company. If such domination agreement is concluded 2016091 Ontario would be entitled to issue binding instructions to the management board if IXOS with respect to the management of IXOS. If, in addition, a profit and loss absorption agreement is concluded, 2016091 Ontario would absorb the entire profits of IXOS. In both cases, 2016091 Ontario would be under an obligation to reimburse any annual loss of IXOS, would have to grant minority shareholders an appropriate annual guaranteed dividend or compensation payment and would have to offer to minority shareholders to acquire their IXOS Shares in return for payment of an adequate cash settlement (in lieu of a guaranteed dividend or compensation payment).

(d) In the event that this Takeover Bid is successful, the shareholders meeting of IXOS that has to decide on the appropriation of the profit for the financial year beginning on 1. July 2003. The shareholders could decide not to declare a dividend.

(e) In the event that this Takeover Bid is successful, the shareholders' meeting of IXOS with the votes of 2016091 Ontario - holding at least 67 % of the absolute number of votes, but holding possibly more than 75 % of the votes present at one shareholders' meeting, may decide to terminate the listing of the shares on the regulated market of the Frankfurt Stock Exchange (de-listing). In case of a de-listing an offer to the outstanding shareholders to acquire their shares against an adequate cash settlement would be required. Should IXOS Shares be de-listed at the Frankfurt Stock Exchange, for example because of their low liquidity, this would severely limit the possibility of selling IXOS Shares.

(f) Should the shareholders meeting of IXOS decide on a change of the legal form of IXOS into a partnership (Kommanditgesellschaft) or a limited liability company (GmbH), IXOS would be obliged to offer those shareholders of IXOS who have declared their opposition to the minutes of the meeting on the resolution concerning the change of the legal form an adequate cash settlement payment against withdrawal from the company in its new legal form. As a consequence of the change in legal form, the listing of the IXOS Shares on all stock exchanges, including NASDAQ on which they are currently listed, would be terminated (see (e) above).

(g) The cash settlement to be offered or paid in the above mentioned cases would have to be based on the circumstances prevailing at IXOS at the time of the adoption of the resolution by the shareholders meeting of IXOS. It could be higher or lower than the price offered here.


9.       Offer Terms

The share purchase and transfer agreements concluded as a result of the acceptance of this Takeover Bid come into force

- only with the occurrence of all the following offer conditions precedent described until the expiry of the offer period under a) and

- only if the offer conditions subsequent described under b) do not occur until the expiry of this Offer
     or

- - as described under c) - in the event of a waiver by the Bidder of individual or all offer conditions.

a) Condition precedent:


   (aa)  The sum of


         (i) the total number of IXOS Shares for which this Offer was effectively accepted, plus


         (ii) the number of IXOS Shares acquired by the Bidder outside the Offer,

              - amounts to at least 67% of the total number of shares of IXOS outstanding (ausgegeben) (the Minimum Tender Condition) at the time of expiry of the Acceptance Period, including any statutory extensions but excluding the mandatory acceptance period pursuant to sec. 16 para. 2 of the Takeover Act (the Expiration Date) including stocks of employees and managers of IXOS AG exercising their stock option rights until the Expiration Date, but excluding IXOS shares owned (i) by IXOS,
                 (ii) by a company that is dependent of or majority-owned by IXOS, (iii) by a third party but held for the account of the IXOS or of a company dependent of or majority-owned by IXOS.

               Warning: The acceptance threshold of more than 67% of voting rights must be fulfilled by the end of the Acceptance Period on the basis of binding share acquisition contracts.

   (bb) The approval of Open Text's shareholders at a meeting of shareholders of the issuance of the maximum number of Offered Open Text Shares and Open Text Shares underlying the Offered Open Text Warrants issuable under this Tender Offer, as described in Section 10.2.

b) Conditions subsequent:

   (aa) The publication by IXOS of any new facts in the meaning of section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz-WpHG) which, after careful com-mercial evaluation (always on the basis of the consolidated balance sheet in accordance with the US-GAAP), may in the view of the IXOS Board of Management result in a decrease of the assets of IXOS Group, with exception of intangible assets, of at least EUR 10.0 million or more which result in liabilities from warranties, bonds (Burgschaften), guarantees, debt accessions (Schuldbeitritt) or claims for damages against IXOS Software AG of at least EUR 10.00 million or more in each case, unless such liabilities or claims from warranties, bonds (Burgschaften), guarantees, debt accessions (Schuldbeitritt) or claims for damages would result from the takeover by 2016091 Ontario. This condition does not apply to facts that have been booked in the consolidated balance sheet for the year ending 30 June 2003 drawn up and audited in accordance with US-GAAP or provided for as accruals. Such a valuation shall be carried out on the basis of IXOS` previous valuation, accounting and evaluation principles and reporting practice.

   (bb) The issuance of new IXOS-Shares, warrants or options, with the exception of such IXOS-Shares which are issued upon exercise of currently outstanding options granted under the IXOS Stock Option Scheme in accordance with their current terms and conditions on or prior to the Expiration Date.

c) The Bidder may, at its option, waive any or all of the above conditions precedent and conditions subsequent, insofar as this is legally permissible.


10.      Financing

10.1.    Financing Measures for Cash Consideration

The total number of shares issued by IXOS is 21,554,884. Considering the price 2016091 Ontario will have to pay under transactions envisaged under Section 7 above, the maximum payment obligation for the acquisition of the shares (100 % of the shares issued by IXOS) amounts to EUR 193.993.956, plus an amount of EUR
9.00 for each IXOS-Share issued pursuant to the exercise of any option granted under the IXOS Stock Option Scheme. 354.277 options are available for exercise under the stock options program and which are in the money (see Section 4.1 above). This may lead to a further commitment of EUR 3.188.493. If all these options are exercised, and all previously issued IXOS shares are surrendered, a Bidder commitment to pay EUR 197.182.449 may therefore result.

Royal Bank of Canada has made a binding promise to 2016091 Ontario to grant loans for a total amount of EUR 123.00 million which are subject only to terms which are usual for acquisition financings and which may be used only for the purpose of acquiring IXOS Shares. Finally, the parent of 2016091 Ontario, Open Text, has undertaken with Royal Bank of Canada to provide 2016091 Ontario with all further funds which may be required for the performing of this Offer by way of shareholder loans and it has shown to the bank that it possesses sufficient free cash in order to comply with this undertaking and agreed to maintain funds on deposit with Royal Bank of Canada. On this basis, Royal Bank of Canada Europe Limited, which also belongs to the Royal Bank of Canada group and which is a securities services enterprise (Wertpapierdienstleistungsunternehmen) independent of the bidder and licensed in the United Kingdom, has issued the financing confirmation pursuant to sec. 13 para. 1 sent. 2 WpUG, which is attached hereto as Appendix 5. The Bidder will have sufficient funds to complete the tender offer through utilization of the credit facilities provided by the Royal Bank of Canada to the Bidder (cf. Section 10.3) and the cash balances of Open Text, which has committed under the RBC credit agreement (cf section 10.3) to ensure that the Bidder will have sufficient liquid funds to complete the tender offer. Open Text has agreed under the RBC-credit agreement (10.3) to keep a deposit of at least US$ 85,000,000 with the banks connected with the credit grantors, which shall only be released for the purpose of the Bidder to fulfill its payment obligations under this Offer.

10.2.    Availability of Share and Warrant Consideration

As a consequence of the listing of the Open Text Shares on the Nasdaq National Market in the United States, the issuance of the maximum number of Open Text Shares and Open Text Shares underlying the Offered Open Text Warrants issuable under this Tender Offer is subject to the approval of Open Text's shareholders pursuant to Rule 4350(i)(1)(C)(ii)a of the National Association of Securities Dealers. Under this rule, shareholder approval, which shareholder meeting is scheduled to take place in the middle of December 2003, is required if a listed company proposes to issue a number of its common shares in connection with an acquisition of shares of another company that is equal to or in excess of 20 % of the number of the listed company's common shares outstanding before the issuance. This rule requires approval of the proposed issuance of shares by a majority of the votes cast on the matter by holders of the listed company's common shares present in person or represented by proxy at a meeting of such shareholders.

A maximum of up to 15,060,000 Open Text Shares, including the Open Text Shares underlying the Offered Open Text Warrants, will be issued under this Offer, assuming that all shareholders of IXOS elect to receive the Alternative Share and Warrant Consideration rather than Cash Consideration. As there were 40,326,567 Open Text Shares issued and outstanding at November 11, 2003, the issuance of the Open Text Shares under this Offer is subject to the approval of holders of Open Text Shares in accordance with the rule of the National Association of Securities Dealers described above. Accordingly, Open Text has issued to holders of its outstanding Open Text Shares a notice of a meeting of the holders of Open Text Shares, to be held in mid-December 2003, together with a management information circular in respect of that meeting, at which holders of Open Text Shares will be requested to consider, and if deemed advisable, approve the issuance of up to 15,060,000 Open Text Shares, including those underlying the Offered Open Text Warrants, under this Offer.

Subject to such shareholder approval, the issuance of Offered Open Text Shares and the Offered Open Text Warrants under the Offer has been approved by the Board of Directors of Open Text, which has agreed to issue such securities at the direction of 2016091 Ontario in consideration for the issuance of additional common shares of 2016091 Ontario to Open Text.

Receipt of the approval of the holders of common shares by Open Text described above is a condition precedent to the conclusion of the share purchase and transfer agreements to result from the acceptance of this Offer, as discussed under Section 9 a) (bb) of this offer document.

10.3.    Loan Agreement

Pursuant to a senior secured credit and guarantee facility agreement dated November [10], 2003 (the Credit Agreement) between 2016091 Ontario (as borrower), Open Text (as guarantor), Royal Bank of Canada (as Administrative Agent), Royal Bank of Canada Europe Limited (as cash confirmation letter issuing bank), RBC Capital Markets and a syndicate of Canadian resident lenders, 2016091 Ontario has arranged to borrow up to EUR 123,000,000 (the Credit Facilities) in order to finance the acquisition of the IXOS Shares. The Credit Facilities consist of a bridge credit facility (the Bridge Loan) of up to Euro 53,000,000 (or the equivalent amount in US Dollars) (the Tranche A Facility) and a term credit facility of up to EURO 70,000,000 (or the equivalent amount in US Dollars) (the Tranche B Facility). Amounts outstanding under the Credit Facilities bear interest at a floating rate. Subject to prepayment, the Tranche A Facility will mature and be repayable in full on or before the date which is 270 days after the date of initial funding and the Tranche B Facility will mature and be repayable in full before the date which is 364 days after the date of initial funding. These facilities are subject to certain terms and conditions, which includes maintaining a minimum stockholders' equity and a certain relationship between loan undertakings and amounts settled with Open Text throughout the drawing period. Open Text and Open Text Inc. have guaranteed the payment and performance of the obligations of 2016091 Ontario under the Credit Agreement. Each of Open Text, Open Text Inc. and 2016091 Ontario have granted the lenders a fixed and floating charge over all of its respective assets to secure its respective obligations under the Credit Agreement and guarantee, as applicable. 2016091 Ontario has agreed to cause IXOS and certain of its subsidiaries to guarantee the obligations of 2016091 Ontario under the Credit Agreement and to grant security rights to their respective assets in favor of the lenders as soon as practicable to the extent permitted by law.

10.4.    Financing Confirmation

The Royal Bank of Canada Europe Ltd. with head office in London, United Kingdom, an independent securities services enterprise, has provided the Cash Confirmation Letter confirming the availability of funds as in the Appendix 5 required according to sec. 13 para. (1) WpUG.


11.      Effects on the Assets, Financial and Earnings Situation of
         2016091 Ontario

The information contained in this Section includes views and future-oriented statements of 2016091 Ontario. They represent the current opinion of 2016091 Ontario in relation to possible future events and are based solely on available information as well as on a number of assumptions of 2016091 Ontario that can be either correct or false. Additionally, the following statements are based on the assumption that the Bidder acquires on the basis of this Offer and through other agreements during or in conjunction with this Offer all the outstanding shares of IXOS . This information is also given under the assumption that 354,277 of the issued stock options of IXOS (as described in Section 4.1) will have been exercised until the expiry of the Additional Acceptance Period.

11.1.    2016091 Ontario

The financial year of 2016091 Ontario ends on June 30. 2016091 Ontario is without any operative activities as of now. The corporation has started its commercial activity with the publication of this tender offer concerning the purchase of the IXOS-shares. As a consequence of the lack of operating activities, 2016091 Ontario has no material revenues or annual profit to date.

At the time of publication of this Offer Document, 2016091 Ontario has a balance sheet total of EUR 65.51 (= Canadian ss. 100.00 calculated at the Exchange Rate) and owns liquid funds of EUR 65.51. At the same time the assets side of the balance sheet is offset on the liabilities side of the balance sheet by share capital of EUR 65.51.

11.1.1. Effects in the case of exclusive acceptance of the cash offer


The following calculations are based on the assumption that the Bidder will only make cash payment of the Cash Consideration in settlement of the IXOS Shares

Equity funds of the equivalent in CAN $ of at least EUR 74,182,449.00 for the acquisition of the IXOS Shares will be provided to 2016091 Ontario in the form of a capital increase against cash consideration with 2016091 Ontario by Open Text. Funds of up to EUR 123,000,000.00 will be provided by the credit institutions under the Credit Facilities as laid out in Section 10.3 above. For the purposes of the pro forma information given below, it is assumed that EUR 74,182,449.00 will be provided as consideration for equity and EUR 123,000,000.00 will be provided as a loan. Furthermore, it will be assumed that all share options that (i) have a strike price not exceeding the value of the current offer and that (ii) are exercisable under the relevant stock option plan, will be exercised at a price of EUR 9.00 per share as part of this offer; the number of these options totals 354,277.

As a result of the execution of the Takeover Bid, the following consequences for the assets, financial and earnings situation of the Bidder can be expected:

a) The financial assets of the Bidder will increase from EUR 65.51 by EUR 197,182,449 to EUR 197,182,515(costs of the takeover are not yet included) representing the acquired IXOS Shares.

b) Liquid funds of the Bidder will rise from EUR 65.51 by EUR 197,182,449to EUR 197,182,515.

c)       The  balance  sheet  total  of  the  Bidder  will  increase   from
         EUR 65.51  by   EUR 197,182,449 to EUR 197,182,515.

d) The liabilities of the Bidder will increase from EUR 0.00 by EUR 123,000,000 to EUR 123,000,000 (assuming that Open Text will not provide more than EUR 74,182,449 as capital contribution for equity).

e) The net cash assets of the Bidder will increase from EUR 65.51 by EUR 74,182,449 to EUR 74,182,515.

f) Effect on the profitability: The shares acquired within the framework of this Takeover Bid have an effect on the profitability of the Bidder only insofar as interest has to be paid by the Bidder under the Credit Facilities. If an amount of EUR 123,000,000 will actually be called by the Bidder, the interest for the whole term of the Credit Facilities will amount to approximately EUR 5.2 million.

11.1.2.  Effects in case of exclusive acceptance of the Alternative Offer

The following calculations are based on the assumption that the Bidder will only issue the Alternative Share and Warrant Consideration in consideration for the IXOS shares.

Equity funds of the equivalent in CAN $ of at least EUR 74,182,449.00 for the acquisition of the IXOS Shares will be provided to 2016091 Ontario in the form of a capital increase against cash consideration with 2016091 Ontario by Open Text (if cash is required by Bidder). Funds of up to EUR 123,000,000.00 will be provided by the credit institutions under the Credit Facilities as laid out in
Section 10.3 above. For the purposes of the pro forma statement set out below, it is assumed that all options that (i) are in the money and (ii) are exercised in accordance with the relevant share option plan at a price of EUR 9.00 per share under this Offer; the number of warrants is 354,277.

The following results on the part of the Bidder can be expected as a result of implementation of the takeover offer:

a)       The Bidder's financial assets will increase by EUR 182,722,403 from EUR
         65.51 to 182,722,469 (excluding takeover costs), which includes the acquired IXOS shares.

b)       The Bidder's liquid assets will remain at EUR 65.51.

c) The Bidder's balance sheet total will increase by EUR 182,722,403 from EUR 65.51 to EUR 182,722,469.

d)       The Bidder's debts will remain at EUR 0.00.

e)       The Bidder's net assets will increase by EUR 182,722,403 from EUR
         65.51 to EUR 182,722,469.

f) Consequences for profitability: the acquisition of shares under this takeover offer does not affect profitability of the Bidder.

11.2.    Open Text Group

This Section describes effects of the takeover on individual financial data of the combined balance sheet and combined profit and loss account for the Open Text Group for the financial year ended June 30, 2003. The data shown is taken from the consolidated accounts of Open Text Group as of June 30, 2003 published by Open Text in accordance with US securities law. The following data shows all the financial data without giving consideration to the acquisition of IXOS and next to it the pro forma data, which has been prepared under the assumption that 2016091 Ontario acquires a majority participation in IXOS for the Open Text Group and that consequently IXOS must be included in the consolidated financial statement of Open Text (on the basis of the consolidated financial statement of Open Text as of June 30, 2003 and the annual report of IXOS as of June 30,
2003). For the purpose of the unaudited condensed combined pro forma balance sheet and profit and loss account, an acquisition of 100 % of the share capital of IXOS has been assumed and an unchanged continuation of the IXOS business activities as to date by the Open Text Group. This information is also given under the assumption that 354,277 of the issued stock options of IXOS (as described in Section 4.1) will have been exercised prior to the expiry of the Additional Acceptance Period. Both the consolidated financial statement of Open Text and the reports of IXOS were prepared in accordance with US-GAAP.

For the purposes of this unaudited (pro forma) financial report in short form, the estimated probable purchase price for all the IXOS Shares has been split between tangible and intangible assets of IXOS. As soon as this purchase has been completed, Open Text will engage independent experts to assist the management of Open Text in calculating the value price of the intangible assets acquired in the takeover of IXOS. As this has not yet happened, for the purposes of these unaudited condensed combined pro forma financial statements, the entire excess of the purchase price over the estimated fair values of net assets acquired has been allocated to goodwill. Additionally, for the purpose of these unaudited condensed combined pro forma financial statements, the total cost of the acquisition of IXOS by Open Text has been valued based only on the expected cost to acquire the shares of IXOS in accordance with this Tender Offer. As soon as this takeover has been completed, the final purchase price that Open Text will record in its consolidated financial statements will include other items, including direct costs to complete this transaction. As a result, the final purchase price reported by Open Text may increase substantially from that used for the purposes of the attached unaudited condensed combined pro forma financial statements.

For the purposes of the following unaudited pro forma condensed combined income statement, IXOS's historical amounts of amortization of acquired intangible assets have been eliminated as these amounts do not carry forward following an acquisition.

All acquired intangible assets of IXOS arising from this acquisition by Open Text have been allocated to goodwill, and no amount has been allocated to specifically identifiable intangible assets. It is to be anticipated, however, that an allocation to specifically identifiable intangible assets will be made for purposes of the final purchase price allocation should this acquisition be completed. It is also to be expected that depreciation expense on acquired fixed assets will have to be taken into consideration after completion of the purchase.

These unaudited pro forma condensed combined financial information should not be used exclusively to evaluate the Offer, and it may not be indicative of the historical results that would have occurred had Open Text Corporation and IXOS been combined during these time periods or the future results that may be achieved after the completion of the business combination.

For the purposes of these pro forma combined statements, the Bidder has used the US$-EUR-exchange rates as of June 30, 2003, and the average for the year ended June 30, 2003 given by the Bank of Canada.

11.2.1.  Exclusive acceptance of the Cash Offer

In addition, it has been assumed that 100% of the shares transferred by IXOS Shareholders will be transferred in consideration for the Cash Consideration offered by 2016091 Ontario.

a)       Effects on the Balance Sheet



(TEUR)                                Open Text Group        Open Text Group
                                        2002/2003          Pro-forma 2002/2003

Assets
Fixed Assets                                   66.447                  216.950
- of which goodwill                 27.918                 160.075
Current Assets                                138.790                   79.495
- liquid funds                      100.738                0
Deferred expenses                               3.060                   10.454
Balance sheet sum                             206.297                  306.899

Liabilities
Net current liabilities                       140.360                  140.360
Short-term liabilities                          3.858                    6.802
Liabilities                                    27.695                  111.837
- of which financial liabilities    0                      62.870
Deferred income                                34.384                   47.900
Balance sheet sum                             206.297                  306.899


b)       Effects on the Profit and Loss Account


(TEUR)                                Open Text Group       Open Text Group
                                        2002/2003         Pro-forma 2002/2003
revenues (net)                            170.616              297.735
EBITDA                                     36.433               37.005
EBIT                                       28.518               27.077
EBT                                        29.697               21.807
Net annual profit                          26.647               18.360


For the year ended June 30, 2003, through the takeover of IXOS, the EBITDA of the Open Text Group would increase from EUR 36.433 million by EUR 0.572 million to approximately EUR 37.005 million as a consequence of the contribution by IXOS. The EBIT of the Open Text Group would drop by EUR 1.441 million to EUR
27.077 million as a result of IXOS' loss for the year. This reduction in the EBIT would have been larger if Open Text had not allocated its entire excess of the purchase price over the estimated fair value of the net tangible assets to goodwill, which resulted in no incremental amortization of acquired intangible assets. The income of Open Text from interest would decrease by approximately EUR 1.000 million as a consequence of the use of liquid funds and short-term securities to finance the acquisition.

The net profit for the year ended June 30, 2003 of Open Text Group would as a sum of all the effects and without considering any synergy effects as well as under the assumption of a tax rate of 10% decrease from EUR 26.647 million to approximately EUR 18.360 million (the tax rate applies to the year ended June 30, 2003 only. It will most probably increase during the next years.) This decrease would have been more significant had Open Text not allocated its entire excess of the purchase price over the estimated fair value of the net tangible assets of the IXOS Group to goodwill, which resulted in no incremental amortization of acquired intangible assets.

11.2.2.  Exclusive acceptance of the Alternative Offer

In addition, it has been assumed that 100% of the shares transferred by IXOS Shareholders will be transferred in consideration for the Alternative Share and Warrant Consideration offered by 2016091 Ontario. In this scenario, it is also assumed that all shareholders exercise the Offered Open Text Warrants provided as part of this consideration. It is also assumed for the purposes of valuing the Open Text Shares that the value attributable to each Open Text Share is based on its closing price on October 20, 2003 per the Nasdaq and the Bank of Canada rate for the same day.

a)       Effects on the Balance Sheet


(Thousand EUR)                       Open Text Group      Open Text Group
                                       2002 /2003       Pro-forma 2002/2003
Assets
Fixed Assets                                    64,447              212.008
- of which goodwill                27,918               155,134
Current Assets                                 138,790              271.399
- liquid funds                     100,738              191,904
Deferred expenses                                3,060               10,454
Balance sheet sum                              206,297              493,861

Liabilities
Net current liabilities                        140,360              390.192
Short-term liabilities                           3,859                6.802
Liabilities                                     27,695               48.967
- of which financial liabilities   0                    0
Deferred income                                 34,384               47.900
Balance sheet sum                              206,297              493,861


b)       Effects on the Profit and Loss Account


(Thousand EUR)           Open Text Group      Open Text Group
                            2002/2003             Pro-forma
                                                  2002/2003
revenues (net)              170,616                297,735
EBITDA                       36,433                 37,005
EBIT                         28,518                 27,077
EBT                          29,697                 21,807
Net annual profit            26,647                 18,360


For the year ended June 30, 2003, through the takeover of IXOS, the EBITDA of the Open Text Group would increase from EUR 36.433 million by EUR 0.572 million to approximately EUR 37.005 million as a consequence of the contribution by IXOS. The EBIT of the Open Text Group would drop by EUR 1.441 million to EUR
27.077 million as a result of IXOS' additional losses for the year. This reduction in the EBIT would have been larger if Open Text had not allocated its entire excess of the purchase price over the estimated fair value of the net tangible assets to goodwill, which resulted in no incremental amortization of acquired intangible assets.

The net profit for the year ended June 30, 2003 of Open Text Group would as a sum of all the effects and without considering any synergy effects as well as under the assumption of a tax rate of 10% decrease from EUR 26.647 million to approximately EUR 25.360 million (the tax rate applies to the year ended June 30, 2003 only. It will most probably increase during the next years.) This decrease would have been more significant had Open Text not allocated its entire excess of the purchase price over the estimated fair value of the net tangible assets of the IXOS Group to goodwill, which resulted in no incremental amortization of acquired intangible assets.

12.      Right of Withdrawal

12.1. Right of Withdrawal in the Event of Change in the Takeover Bid

In case of a change in the Takeover Bid, the IXOS Shareholders have the right to withdraw their acceptance until the end of the (possibly extended) term of acceptance (cf. 2.2), if they have accepted the original bid before the publication of the change.

12.2. Right of Withdrawal in the Event of Competing Bids

The shareholders of IXOS that have already accepted the Takeover Bid can withdraw from the contract, if a competing bid is made during the (possibly extended) term of acceptance (cf. 2.2), provided they have accepted the original bid before the publication of the competing bid.

13.      Publication of the Offer Document / Notifications

The offer document will be published on 01. December 2003 by announcement in the Internet under www.2016091ontario.de and by the provision of copies for distribution free of charge to Commerzbank AG, ZGS-CMAD, DLZ 2, Mainzer Landstrasse 153, 60327 Frankfurt am Main, Telefax-Nr. 069 136-44598, and notification of the publication in the Financial Times Deutschland.

The bidder will announce the shares acquired by him through the acceptance of the Takeover Bid by the shareholders including the amount of the stake of the share capital and the voting rights according to sec. 23 para. (1) WpUG

- Weekly after publication of the offer document,

- Daily in the last week prior to expiry of the Acceptance Period,
- Immediately on expiry of the Acceptance Period and
- Immediately on expiry of the Additional Acceptance Period.

All announcements will be published on the Internet under www.2016091ontario.de and in the Financial Times Deutschland.

14.      Official Proceedings (Behordliche Verfahren)

The undertaking of this Tender Offer is not subject to any approval or authorization of supervisory authorities, especially cartel authorities, with the exception that the publication of this Offer Document and its Appendices must be permitted by BaFin.

15.      Accompanying Bank

Commerzbank AG has advised 2016091 Ontario in the preparation and execution of this Takeover Bid. Commerzbank AG is also coordinating the technical handling of the Takeover Bid.

16.   Information according to sec. 2 no. 2 WpUG Offer Ordinance
      (WpUG-Angebotsverordnung) in conjunction with sec. 7 Sales Prospectus Act (Verkaufsprospektgesetz) and Sales Prospectus Ordinance
      (Verkaufsprospekt-VO)

Further information on Open Text and on Offered Open Text Shares and on Offered Open Text Warrants, which are offered as an alternative consideration for Tendered IXOS Shares, are attached hereto in Appendix 1.

17.      Applicable Law

This Takeover Bid and the corresponding contracts of purchase are exclusively governed by the laws of the Federal Republic of Germany. The Offered Open Text Shares and the Offered Open Text Warrants are governed by Canadian law and any applicable securities legislation.

18.      Tax Law Information

The IXOS Shareholders are advised to obtain tax advice relating to their individual tax position before acceptance of this Offer.

19.      Declaration of the Acceptance of Responsibility

2016091 Ontario Inc. with head office in Waterloo, Ontario, Canada, assumes responsibility for the content of this offer document. The corporation affirms that the information included in this publication (sec. 14 para. (3) S. 1 WpUG) is correct and that no important facts have been omitted.

                      Waterloo, Ontario, December 01, 2003



              ----------------------------------------------------
                              2016091 Ontario Inc.
                           (Sheldon Polansky, Officer)

Appendix 1

Information according to sec. 2 no. 2 WpUG Offer Ordinance
(WpUG-Angebotsverordnung) in connection with sec. 7 Sales Prospectus Act and Sales Prospectus Ordinance (Verkaufsprospektgesetz und Verkaufsprospekt-VO)

                                   Appendix 1:

           Information according to sec. 2 no. 2 WpUG Offer Ordinance (WpUG-Angebotsverordnung) in connection with sec. 7 Sales Prospectus Act and
   Sales Prospectus Ordinance (Verkaufsprospektgesetz und Verkaufsprospekt-VO)

                                     of the

                                 Offer Circular

                                       for

                            the public Takeover Offer

                                       of

                              2016091 Ontario Inc.
                            Waterloo, Ontario Canada

                             to all shareholders of

                        IXOS Software Aktiengesellschaft
                               Grasbrunn, Germany

                          to exchange their IXOS Shares
                - as an alternative to the Cash Consideration and
                    at the election of the IXOS Shareholder -
 for each IXOS Share 0.5220 of an Open Text Share and 0.1484 of a warrant, each whole warrant exercisable to purchase one OpenText Share for up to one year after the Closing Day of the Offer at a strike price of
                               US$ 20.75 per share

  Each IXOS Shareholder should carefully consider the investment considerations and risks of this alternative share and warrant consideration set forth in
         Appendix 1, paragraph VII, and the risk factors respecting the offered Open Text warrants under Section 7.2.4.3.

-------------------------------------------------------------------------------

                      Offer Period: December 1, 2003 until
              January 16, 2004, 12:00 h (local Frankfurt/Main time)

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
This Appendix 1 (disclosures in accordance with Section 2 Para 2 of the Bid Regulations in connection with Section 7 of the Prospectus Act) is an annex to the Public Tender Offer Document and does form an integral part of this public tender offer document and should be read only in connection with this document.
-------------------------------------------------------------------------------

                               Table of contents:

I.    General Information....................................................6
   1.    Object of this Prospectus...........................................6
   2.    Responsibility for the Contents of this Prospectus..................6
   3.    Availability of Documents for Inspection............................6
   4.    Forward looking Statement...........................................6
   5.    Definitions.........................................................7
II.   Summary of this Prospectus.............................................8
III.  Rights in connection with Offered Open Text Shares....................10
   1.    Shareholders' Meeting and Voting Rights............................10
   2.    Pre-emptive rights.................................................11
   3.    Reduction of share capital.........................................11
   4.    Liquidation of the Company.........................................11
   5.    Amendment and alteration of rights of shareholders.................11
   6.    Dividends and dividend policy......................................11
   7.    Stock Markets on which the shares are traded.......................11
   8.    Share Certificates and Registration................................12
   9.    Transfer of Shares.................................................12
   10.   Transfer of Capital Restrictions of Canada.........................13
   11.   Delivery of Offered Open Text Shares...............................13
IV.    Offered Open Text Warrants...........................................14
   1.    Issuance of the Offered Open Text Warrants.........................14
   2.    Exercise of the Offered Open Text Warrants.........................14
   3.    Fractional rights of Offered Open Text Warrants....................15
   4.    Availability of Open Text Shares underlying the Offered Open
         Text Warrants......................................................15
   5.    Protection of Warrant Holders against Dilution.....................15
   6.    Transfer of Offered Open Text Warrants.............................16
   7.    Repurchase of Offered Open Text Warrants by Open Text..............16
   8.    Voting Rights of Holders of Offered Open Text Warrants.............16
   9.    Rights of a Warrant Holder Meeting.................................16
   10.   Governing Law......................................................16
   11.   Risks concerning warrants in general...............................17
V.    Payment and Depositary Agent, Transfer Agent and Registrar............18
VI.   Open Text Corporation.................................................18
   1.    Open Text and its subsidiaries.....................................18
      a)    Incorporation, Name, Registered Office..........................18
      b)    Subsidiaries of Open Text.......................................19
      c)    Legal structure, Applicable Law, Purpose of Open Text...........20
      d)    Public registration of Open Text................................20
      e)    Fiscal Year.....................................................20
   2.    Open Text Group, Position of Open Text within the Open Text Group..20
   3.    Capital Structure of Open Text.....................................20
      a)    Share Capital, Shareholder Rights...............................20
      b)    Employee Stock Options..........................................21
      c)    Past Capital Increases..........................................22
      d)    Current Capital Increases and Undertakings for Capital Increases22
      e)    Authorized Capital..............................................23
      f)    Shareholders of Common Shares...................................23
   4. Business Activities of Open
      Text..................................................................23
      a)    Main Areas of Business..........................................23
      b)    Patents, Licenses, Contracts or New Procedures of Production on
            which the Business of Open Text depends.........................34
      c)    Legal Proceedings, Litigation...................................35
      d)    Current investments of Open Text (excluding investments in financial assets)...............................................36


      e)    Property........................................................36
   5.    Management and Employees...........................................37
      a)    Board of Directors..............................................37
      b)    Officers........................................................40
      c)    Open Text Shares held by the Members of the Board of Directors and the Named Officers..........................................41
      d)    Stock Options held by the Members of the Board of Directors and the Named Officers..............................................42
      e)    Employees.......................................................43
VII. Risk
   Factors..................................................................43
   1. Technological Development, Market
   Acceptance...............................................................43
   2. Competition...........................................................44
   3. Intellectual Property Rights..........................................45
   4. Acquisition of Ixos...................................................45
   5. Dependence on Key Personnel...........................................46
   6. Liability for Defects and Errors......................................46
   7. International Expansion and Operations................................47
   8. Expansion of Product Line.............................................47
   9. Interest Rate Risks...................................................48
   10. Foreign Currency Risk................................................48
   11. Management of Growth.................................................49
   12. Fluctuation of Quarterly Results.....................................49
   13. Distributors.........................................................50
   14. Third Party Software.................................................50
   15. Infrastructure Software..............................................50
   16. Sales Cycles.........................................................51
   17. Volatility of Shares.................................................51
   18. Limitations on trading in Offered Open Text Shares, Offered Open
       Text Warrants and Open Text Shares issued on the basis of the
       Offered Open Text Warrants...........................................51
VIII.  Financial Information................................................53
   1.    Financial Data.....................................................53
      a)    Critical Accounting Policies and Estimates......................55
      b)    Results of Operations...........................................57
   2.    Consolidated Financial Statements as of June 30, 2003, including
         Management's Report, Report of Independent Auditors, Balance
         Sheets and Notes to Consolidated Balance Sheets....................59
      a)    Management's Report Financial Statement June 30, 2003...........59
      b)    Report of Independent Auditors Financial Statements June 30,
            2003............................................................60
      c)    Consolidated Balance Sheets.....................................61
   3. Quarterly Report FORM
      10-Q..................................................................86
   4. Material changes Consolidated Balance Sheet as of June 30, 2003 and/or Interim Financial Report as of September 30, 2003.............122
   5.    Statutory Auditors................................................122
IX.    Taxation............................................................122
   1.    Taxation of Shareholder in Canada and United States of America....122
      a)    Canadian Federal Income Tax Considerations.....................122
      b)    United States Federal Income Taxation..........................123
   2.    Taxation of Shareholders in Germany...............................125
      a)    Taxation of Dividends..........................................126
      b)    Taxation of Capital Gains......................................126
      c)    Shareholders who are not tax-resident in Germany...............127
      d)    Inheritance or Gift Taxes......................................127
      e)    Other Taxes....................................................127
   3.    Taxation in general and taxation of Shareholders in other
         Countries.........................................................127
   4.    Taxation of Open Text.............................................127
X.    Business Developments and Prospects of Open Text.....................128
   1.    Latest Business Developments of Open Text.........................128
   2.    Business Prospects of Open Text...................................129


Unless otherwise indicated, all amounts included in this Appendix are expressed in U.S. dollars.


On October 8, 2003, the Board of Directors of Open Text declared a stock dividend, payable on the basis of one common share, having the same rights as all existing common shares of Open Text (the Common Share[s]), for each Common Share held as of 5:00 p.m. (Toronto time) on October 22, 2003. This dividend doubled the number of Common Shares outstanding, and effectively achieved a two-for-one split of the outstanding Common Shares (the "Stock Dividend"). All references to Common Shares or Common Share data in this Appendix 1 to the Offer Document, other than references in the audited consolidated financial statements as at and for the year ended June 30, 2001 to 2003, and financial information of Open Text as at and for the years ended June 30, 1999 to 2003, have been adjusted to give effect to the Stock Dividend.

Open Text Corporation was formed by the amalgamation on July 1,2003 of the predecessor Open Text Corporation, which was incorporated on June 26, 1991, with that predecessor corporation's wholly-owned subsidiaries, Centrinity Inc. and SoftArc Inc. pursuant to articles of amalgamation filed under the Ontario Business Corporations Act. All references to Open Text Corporation in this Appendix 1 to the Offer Document include Open Text Corporation and its predecessor corporation (see also page 18).

                                       6
I.       General Information

1.       Object of this Prospectus

The object (Gegenstand) of this prospectus are up to 11,725,655 new Common Shares of Open Text Corporation (Open Text, and together with related companies which must be consolidated in accordance with US-GAAP, Open Text Group) without par value (the Offered Open Text Shares) and up to 3,333,500 Common Share purchase warrants, each whole warrant exerciseable to purchase one Common Share of Open Text for up to one year after the Closing Day of the Offer at a strike price of US$ 20.75 (the Offered Open Text Warrants). The Offered Open Text Shares and the Offered Open Text Warrants will be issued by the board of directors of Open Text (the Board of Directors) pursuant to the Tender Offer, subject to approval by the Shareholders' Meeting of Open Text of the issuance of up to 15,060,000 Common Shares of Open Text (which includes the Common Shares underlying the Offered Open Text Warrants) at the Shareholders' Meeting of Open Text which is scheduled to take place on December 11, 2003. A detailed description of the required shareholder approval is set out in Section VI. 3 (e) below. Holders of the Offered Open Text Shares will be eligible to receive any dividends for the fiscal year ending on June 30, 2004 declared by the Board of Directors after the Closing day. A description of the Offered Open Text Shares and of the Offered Open Text Warrants is contained in Sections III and IV respectively below.

2.       Responsibility for the Contents of this Prospectus

The Bidder, 2016091 Ontario Inc, Waterloo, Ontario, Canada, and Open Text Corporation, Waterloo, Ontario, Canada, assume responsibility for the completeness and accuracy of this Appendix. The Bidder and Open Text confirm that, to the best of their knowledge and after having made all reasonable inquiries, the information given in this Appendix as at the date hereof or any earlier date referred to in this Appendix is in all material respects in accordance with the facts and does not omit anything likely to affect the import of such information in any material respect.

3.       Availability of Documents for Inspection

The articles of amalgamation of Open Text, and the Audited Consolidated Financial Statements of Open Text as at and for the years ended June 30, 2003, 2002 and 2001 may be obtained from and are available for inspection during the Tender Offer at the registered office of Open Text, 185 Columbia Street West, Waterloo, Ontario NL2 5Z5, Canada, and - except for the articles of amalgamation
- on the website www.opentext.com as well as at Commerzbank Aktiengesellschaft, ZGS-CMAD, DLZ 2 , Mainzer Landstra(beta)e 153, 60327 Frankfurt am Main, during normal business hours.

4.       Forward looking Statement

Certain statements in this Appendix constitute forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance or the outcome of litigation (often, but not always, using words or phrases such as "believes", "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", or "intends" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken or achieved) are not statements of historical fact, but are "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Open Text, or developments in Open Text's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward- looking statements. Any forward-looking statements should be considered in light of: risks involved in whether and when the proposed acquisition will be completed and, if completed, in the integration of IXOS into the Company; costs related to the business combination; expected cost savings from the acquisition may not be fully realized or realized within the expected time frame; revenue of the combined company may be lower than expected; the possibility of technical, logistical or planning issues in connection with deployments; legislative or regulatory changes may adversely affect the businesses in which the companies are engaged; economic and politi-cal conditions in the United States and abroad; changes that may occur in the securities or capital markets; and the risks and uncertainties discussed in Sec.
VI. below. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and Open Text assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change.

5.       Definitions

All definitions used in the Tender Offer Document are valid also, if not expressly defined otherwise herein, for this Appendix 1.

II.   Summary of this Prospectus

The following summary comprises only a selection of the information contained in this Appendix 1 to the offer document. As the summary does not contain all information that might be important for the IXOS Shareholders, it should be read in conjunction with the more detailed information contained elsewhere in the offer document and its appendices.

Offered Open Text Shares:        Up to 11,725,655  registered  Common Shares
                                 without par value subject to Open Text
                                 shareholder approval.

Rights involved with Offered     The Offered Open Text Shares will be issued
Open Text Shares:                from the same class, and therefore have the
                                 same rights as, the outstanding existing Open
                                 Text Common Shares.

                                 The Offered Open Text Shares carry the right of one vote per share at all meetings of holders of Common Shares of Open Text.

                                 The Offered Open Text Shares are entitled to dividends in such amount as is determined by the Board of Directors; such entitlement to dividends declared after the Closing Day in the fiscal year ending on June 30, 2004.

Offered Open Text Warrants:      Up to  3,333,500  Offered  Open Text  Warrants
                                 subject  to Open Text  shareholder approval.

Rights involved with the         Each whole Offered  Open Text Warrant will
Offered Open Text Warrants:      be  exercisable  to purchase one Open
                                 Text Share for up to one year after the Closing Day of the Offer at a strike price of US$ 20.75.

General Information on Open   Principal place of business:                      Waterloo, Ontario, Canada
Text:
                              Address:                                          185 Columbia Street West
                                                                                Waterloo, Ontario N2L 5Z5, Canada

                              The Common Shares of Open Text are currently listed on the Nasdaq National Market System
                              ("Nasdaq") and on the Toronto Stock Exchange
                              ("TSX") and are included in the following unregulated markets in Germany: Frankfurt stock exchange, Berlin-Bremen stock exchange,
                              Stuttgart stock exchange and Munich stock exchange.

Capital of Open Text:         Issued and Outstanding Share Capital:            40,321,917 registered
                                                                               Common  Shares  without  par value

Business of Open Text:        Development and Distribution of
                              Content Management Software.

                              Countries in which Open Text has subsidiaries in:

                              Austria, Australia,  Barbados, Canada, France,
                              Germany, Ireland, Korea, Mexico,  Netherlands,
                              Sweden, Switzerland, United Kingdom, USA

                              Revenues for year ended June 30, 2003:                        US$177,725,000
                              Revenues for three months ended September 30, 2003:            US$544,85,000
                              Income from operations for year ended June 30, 2003:           US$26,918,000
                              Income from operations for three months
                              ended September 30, 2003:                                       US$4,943,000
                              Net Income for year ended June 30, 2003:                       US$27,757,000
                              Net Income for three months ended
                              September 30, 2003:                                             US$3,354,000
                              Number of Employees as of June 30, 2003:                               1,196
                              Number of Employees as of September 30, 2003:                          1,168

External Auditor:                KPMG LLP Chartered Accountants, North York,
                                 Ontario, Canada.

ISIN Code for Open Text Common   CA683715106
Shares:

ISIN Code for Offered Open       CA 6837151142
Text Warrants:

III. Rights in connection with Offered Open Text Shares

The following is a summary only of the rights involved with the Offered Open Text Shares. IXOS Shareholders are asked to contemplate before taking the decision to choose the Alternative Share and Warrant Consideration next to other indications in this prospectus the description of the general risks involved with the business of Open Text and with the investment in shares in general (see pages 43 ss).

1.       Shareholders' Meeting and Voting Rights

Rights resulting from Offered Open Text-Shares are covered especially in the Business Corporation Act of the Province of Ontario, Canada (OBCA), which is the jurisdiction under which Open text has been founded, and in the by-laws of Open Text.

Holders of Common Shares of Open Text are entitled to notice of and to attend all meetings of the shareholders of Open Text (Shareholders' Meeting), except meetings at which holders of another specified class of shares are exclusively entitled to vote, and are entitled to one vote for each common share held on all votes taken at such meetings. There are no cumulative voting rights. Subject to certain rights under the Business Corporations Act (Ontario) (the "OBCA") (being the legislation under which Open Text was incorporated) permitting the requisitioning of a Shareholders Meeting by (i) shareholders holding 5% or more of the shares carrying the right to vote at a Shareholders Meeting; (ii) an individual director of the Board of Directors; or (iii) the Ontario Superior Court of Justice, the Board of Directors is eligible to call a Shareholders' Meetings.

Pursuant to Open Text's By-laws (Satzung), a quorum for a meeting of holders of Common Shares occurs when persons not being less than two in number and holding or representing by proxy not less than 33 1/3 % of the issued and outstanding Common Shares entitled to vote at such meetings are present, unless a higher number is designated by the Board of Directors.

Matters subject to approval at a Shareholders' Meeting must be approved by the majority of the votes cast by shareholders present or represented by proxy at the meeting, unless otherwise provided for by the applicable corporate or securities law or unless otherwise provided for by the by-laws and the articles of Open Text. An approval by a majority of votes cast at a meeting of shareholders is required in connection with the election of directors and the appointment of auditors.

A special majority, being two-thirds of the votes cast at a meeting of shareholders by shareholders present or represented by proxy is required for the approval of certain matters specified in the OBCA. These include: a change of corporate name; the creation of a new class of shares; a change to the legal designation, or name, of all or any of Open Text's shares, or an addition, change or removal of any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of the issued or unissued shares of Open Text; a change of the shares of Open Text, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series; authorization of the Board of Directors to divide any class of any issued shares into series and to fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof and any revocation, diminishment or enlargement of such authority; authorization of the Board of Directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series, and any revocation, diminishment or enlargement of such authority; an increase or decrease in the number or minimum or maximum number of directors; an addition, change or removal of a restriction on the issue, transfer or ownership of shares of any class or series of shares of Open Text; an amalgamation of Open Text with any other corporation (other than a subsidiary corporation); a plan of arrangement involving Open Text; a continuance of Open Text under the laws of another jurisdiction; a sale, lease or exchange of all or substantially all of the property of Open Text; and a voluntary winding-up or dissolution of Open Text.

2.       Pre-emptive rights

Holders of the Common Shares of Open Text have no pre-emptive or subscription rights in cases of increases of the registered share capital of Open Text. They furthermore do not have redemption nor conversion rights. All outstanding Common Shares are, and the Offered Open Text Shares will be, fully paid and non-assessable.

3.       Reduction of share capital

Under the OBCA, Open Text may by a special resolution of its Shareholders' Meeting reduce the "stated capital account" required to be maintained for each class of shares, which reflects the full amount of consideration it receives on the issuance of shares, as determined by the Board of Directors (the Stated Capital). A reduction in stated capital for any purpose, including the distribution to the holders of its issued shares of any class of an amount not exceeding the stated capital of the class, must be approved by a special resolution of the Shareholders' Meeting. Open Text may not take any action to reduce its stated capital if there are reasonable grounds for believing that:

(a) Open Text is or, after the taking of such action, would be unable to pay its liabilities as they became due; or

(b) after the taking of such action, the realizable value of Open Text's assets would be less than the aggregate of its liabilities.

4.       Liquidation of the Company

In the event of any liquidation, dissolution or winding up of Open Text, the holders of Common Shares will be entitled to receive rateably the assets of Open Text remaining after payment of debts and liabilities, subject to any preferences that might be applicable to any Preferred Shares issues in the future.

5.       Amendment and alteration of rights of shareholders

In accordance with the provisions of the OBCA, the amendment of certain rights of holders of a class of shares, including Common Shares, requires the approval of not less than two-thirds of the votes cast by the holders of such shares voting at a special meeting of such holders; see Section III.1. In certain circumstances in which the rights of Common Shares may be amended, however, holders of Common Shares have the right under the OBCA to dissent from such amendment and require Open Text to pay them the then fair value of the Common Shares.

6.       Dividends and dividend policy

The holders of Common Shares are entitled to receive such dividends as the Board of Directors in its discretion may declare out of funds legally available therefore, regardless of whether dividends are declared on any other class of shares. The Board of Directors are prohibited from paying a dividend under the OBCA if there are reasonable grounds for believing that:

(a) Open Text is or, after the payment, would be unable to pay its liabilities as they became due; or

(b) the realizable value of Open Text's assets would thereby be less than the aggregate of (i) its liabilities and (ii) its Stated Capital of all classes of shares.

Open Text has never paid cash dividends on its Common Shares. Open Text currently intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

7.       Stock Markets on which the shares are traded

The Common Shares have traded on the NASDAQ National Market since January 23, 1996 under the symbol "OTEX". The Common Shares have traded on the Toronto Stock Exchange ("TSX") since June

26, 1998 under the symbol "OTC". The Common Shares are also included in the unregulated market (Freiverkehr) in Germany at the following stock exchanges:
Frankfurt Stock Exchange, Berlin-Bremen stock exchange and Stuttgart stock exchange.

8.       Share Certificates and Registration

The Common Shares of Open Text are registered and share certificates representing all of Open Text's outstanding Common Shares have been issued in the name of its registered shareholders. Open Text's transfer agent and registrar, Computershare Trust Company of Canada, (the Transfer Agent) maintains a register of all registered shareholders and issues share certificates at the request of the registered shareholder in connection with an exchange or transfer of shares represented thereby. Registered shareholders may transfer their common shares on direction to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2YI. On the registration of Offered Open Text Shares please refer to section 11 below.

9.       Transfer of Shares

Under the OBCA there are no restrictions to the transfer of Common Shares. Beneficial ownership in registered Common Shares is transferred by agreement between the owner and the purchaser of a share, and transfer of registered ownership is effected by providing notice of the transfer to the Transfer Agent.

Sales of Common Shares may be made through the facilities of Nasdaq or the TSX, subject to the rules of the applicable exchange.

It should be noted, that European residents who wish to trade non-European securities may incur higher costs than are usual in the trade of European securities; it is recommended to consult with advisors or brokers regarding fees applicable to such resale.

For transfer restrictions under certain applicable securities laws, please refer to Section 2.2.3 of the Offer Document. The holders of Offered Open Text-Shares and the holders of Open Text-Shares underlying the Offered Open Text-Warrants are requested to contact their advisers and brokers to ensures compliance with the above mentioned restrictions.

No trade of shares in the USA or resale to persons residing in the USA: Offered Open Text Warrants, Open Text Shares issued on the basis of the Offered Open Text Warrants and Offered Open Text Warrants may not be offered or sold to or in agency for or for the benefit of a US-resident person, unless a statutory exemption applies, as set out in the US Securities Act 1933 or in other applicable domestic share legislation. Certificates for Offered Open Text Shares, Open Text Shares issued on the basis of Offered Open Text Warrants and Offered Open Text Warrants will contain legends to this effect.

A statutory exemption to the registration requirements of relevant USA federal securities legislation in respect of the resale of Offered Open Text Shares, of Open Text Shares issued on the basis of Offered Open Text Warrants and of Offered Open Text warrant may in general be available if such shares are sold on the Toronto Stock Exchange (TSX), conditional upon such shares not being knowingly sold to a US-resident person and on a declaration to this effect being produced and made available to the transfer agent for the Open Text Shares, Computershare Trust Company of Canada.

Additionally, it should be noted that the resale of Offered Open Text Shares and Open Text shares issued on the basis of Offered Open Text Warrants may in general be carried out only in accordance with the prevailing regulations of the relevant securities market on the Nasdaq (but see USA above) or the TSX or through over-the-counter trading on the securities markets in Berlin-Bremen, Frankfurt/Main, Munich and Stuttgart in Germany. The resale of Offered Open Text Shares, of Open Text Shares issued on the basis of Offered Open Text

Warrants and Offered Open Text Warrants may under certain circumstances be subject to certain limitations on resale in accordance with the relevant statutory regulations. Holders of Offered Open Text Shares, of Open Text Shares issued on the basis of Offered Open Text Warrants and of Offered Open Text Warrants should consult their own advisors with regard to compliance with the statutory requirements applicable to such a resale.

Note: Trading in, selling, transferring or holding Offered Open Text Shares and Offered Open Text Warrants can be more expensive in Canada and the USA than trading in, selling, transferring or holding Offered Open Text Shares and Offered Open Text Warrants in Germany. In addition it is to be noted that persons in Germany who do not trade in or hold listed securities on a European stock exchange will under certain circumstances have to bear costs greater than those associated with trading in securities listed on a European Stock Exchange; consultation with advisors, banks or stockbrokers is this regard is recommended.

There is no limitation imposed by Canadian law or by the articles or other charter documents of Open Text on the right of a non-resident to hold or vote Common Shares or Preferred Shares of Open Text with voting rights (collectively, "Voting Shares"), other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian", as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada. An investment in Voting Shares of Open Text by a non-Canadian (other than a "WTO Investor", as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of Open Text, and the value of the assets of Open Text were US$5.0 million or more. Except for certain economic sectors with respect to which the lower threshold would apply, an investment in Voting Shares of Open Text by a WTO Investor would be reviewable under the Investment Act if it were an investment to acquire direct control of Open Text, and the value of the assets of Open Text equaled or exceeded $223 million CDN. A non-Canadian, whether a WTO Investor or otherwise, would acquire control of Open Text for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of Open Text. The acquisition of less than a majority, but at least one-third of the Voting Shares of Open Text, would be presumed to be an acquisition of control of Open Text, unless it could be established that Open Text was not controlled in fact by the acquirer through the ownership of Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a WTO investor if it is a "WTO Investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

Certain transactions involving Voting Shares of Open Text would be exempt from the Investment Act, including: (i) an acquisition of Voting Shares of Open Text if the acquisition were made in connection with the person's business as a trader or dealer in securities; (ii) an acquisition of control of Open Text in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (iii) an acquisition of control of Open Text by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control of Open Text, through the ownership of voting interests, remains unchanged.

10.      Transfer of Capital Restrictions of Canada

Canada has no system of exchange controls. There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.

11.      Delivery of Offered Open Text Shares

Refer to Section 8.2.2 of the Offer Document.

IV.      Offered Open Text Warrants

The following is a summary only of the terms of the Offered Open Text Warrants and is given subject to the more detailed provisions of the Warrant Indenture (Warrant Conditions) referred to below in Appendix 2.

IXOS Shareholders are asked to contemplate before taking the decision to choose the Alternative Share and Warrant Consideration next to other indications in this prospectus the description of the general risks involved in connection with warrants (see pages 17 ss) as well as the notes on Risk Factors in Section VII below.

1.       Issuance of the Offered Open Text Warrants

The Offered Open Text Warrants will be created and issued under a warrant indenture (the Warrant Indenture) dated as of November 28, 2003 between Open Text and Computershare Trust Company of Canada (the Warrant Trustee), a copy of which is appended as Appendix 2 to this Offer Document. Subject to adjustment as described below, each whole Offered Open Text Warrant will entitle its holder to purchase one Open Text Share at a price of U.S. $ 20.75 (= EUR 18,19 calculated at the Exchange Rate) (the Exercise Price), on or before 5:00 p.m. (Toronto time) on the date one year after the Closing Day (the Expiry Date).

The settlement procedure and issuance of Warrant Certificates are explained in
Section 8.2.2 of the Offer Document.

2.       Exercise of the Offered Open Text Warrants

Note: The costs resulting from exercising the Offered Open Text Warrants as well as for the deposit of the Open Text shares received following settlement are to be borne by the exercising owners of the Offered Open Text Warrants. To assess these costs, owners should consult with their custodian or their stockbroker. Such costs can exceed those costs that result from the exercise and deposit of warrants that a domestic issuer has detailed nationally.

The owner of an Offered Open Text Warrant exercises their right under the warrant for the acquisition of Open Text shares (Exercising the Warrant), if they, where appropriate, through their custodian or their stockbroker submit the following documents to the head office named for the transfer in Toronto (Ontario/Canada) prior to or on the Expiry Date by 17.00 h (local time in Toronto, Canada):

(1) the provided Warrant through physical submission (in case of collective deposit (Girosammelverwahrung) the custodian bank is to initiate the submission);

(2) the properly completed and signed subscription form (as defined and represented in the warrant conditions) specifying the number of Open Text Shares that the owner intends to acquire (provided that this does not exceed the number of shares that the owner has a right to acquire pursuant to the Warrant(s)) and

(3) a valid check, a money order, or a bill of exchange drawn on a bank, issued in a legal tender of the United States of America and payable to the nominal value or as an order instrument to Open Text or the Warrant Trustee in Toronto, where the sum must correspond to the exercising price for each Open Text share subscribed to at the time of Exercising the Warrant.

Offered Open Text Warrants not exercised prior to the stated time on the Expiry Date will expire without value.

The owner of an Offered Open Text Warrant receives Open Text shares on the effective Exercising of the Warrant. These shares will not be traded in the USA and cannot be sold to persons residing in the USA. These shares will be tradable on the TSX. They can only be traded on the unlisted securities market in

Germany if a securities service company creates the appropriate requirements for this. For the negotiability of these shares on a stock exchange or on the unlisted securities market also see subsection 7.2.4.4 of the Offer Document.

Share certificates that represent the Open Text Shares and after exercising the Offered Open Text Warrants are transferable, are handed to the owner of a warrant or according to their instructions to their bank, stockbroker or a different representative.

The costs for Exercising the Warrants, the issuance of the documents, custodian costs and other costs linked to Exercising the Warrant are not borne by the Bidder. These costs can be greater as the costs for similar transactions that concern shares or warrants in a German company.

3.       Fractional rights of Offered Open Text Warrants

No fractional rights of Offered Open Text Warrants will be issued and IXOS Shareholders who have chosen the Alternative Share and Warrant Consideration will not be entitled to any cash payment or other consideration in respect of any fractional rights to Offered Open Text Warrants. In the calculation of the Alternative Share and Warrant Consideration for the exchange of submitted IXOS shares, fractional rights to Offered Open Text Warrants will be rounded down to the next whole warrant.

4.       Availability of Open Text Shares underlying the Offered Open
         Text Warrants

The Board of Directors of Open Text has approved the issuance of up to 3,333,500 registered Common Shares without par value, which will be reserved for Warrant holders exercising their Offered Open Text Warrants. The issuance of the Open Text Shares underlying the Offered Open Text Warrants is subject to approval of the shareholders meeting of Open Text which is scheduled to take place during the month of December.

5.       Protection of Warrant Holders against Dilution

The Warrant Indenture contains provisions designed to protect the holders of the Offered Open Text Warrants against dilution upon the happening of certain events, provided that in each case all applicable stock exchange and regulatory approvals are obtained. If any stock dividend or distribution of Open Text Shares or securities convertible into Open Text Shares other than as "dividends paid in the ordinary course" (as defined therein) occurs, or if any subdivision, consolidation, change or reclassification of the Open Text Shares or any consolidation, amalgamation, arrangement or merger of Open Text with another corporation or the transfer of all or substantially all of Open Text's assets occurs, a proportionate adjustment or change will be made in the number and kind of securities issuable on the exercise of the Offered Open Text Warrants. The Offered Open Text Warrant Indenture provides that the exercise price per Open Text Share will be subject to adjustment in certain events, including:

(a) the subdivision or consolidation of Open Text Shares or the issue to all or substantially all the holders of Open Text Shares of a stock dividend or other distribution of Open Text Shares or securities convertible into Open Text Shares other than a distribution to such holders as "dividends paid in the ordinary course" (as defined therein);

(b) the issue of rights, options or warrants to all or substantially all the holders of Open Text Shares, entitling them to acquire (i) Open Text Shares at a price less than 95% of the "Current Market Price" of the Open Text Shares or (ii) securities convertible into Open Text Shares where the conversion price at the date of issue of such convertible securities is less than 95% of the "Current Market Price" of the Open Text Shares; and

(c) the distribution to all or substantially all of the holders of Open Text Shares of (i) shares of any other class, (ii) rights, options or warrants to acquire Open Text Shares or securities convertible into Open Text Shares or property or other assets of Open Text, (iii) evidences of indebtedness or (iv) property or other assets of Open Text (other than those referred to above and excluding in each case dividends paid in the ordinary course).

"Current Market Price" of a Open Text Share at any date means the price per share equal to the weighted average price at which the Open Text Shares have traded (i) on Nasdaq, or (ii) if the Open Text Shares are not traded on Nasdaq, on a recognized exchange or market, or (iii) if the Open Text Shares are not traded on such recognized exchange or market, on the over-the-counter market, during the 20 consecutive trading days (on each of which at least 500 Open Text Shares are traded in board lots) ending on the fifth trading day immediately prior to such date as reported by such market or exchange in which the Open Text Shares are then trading or quoted.

No adjustment in the exercise price or in the number of Open Text Shares purchasable upon exercise will be required to be made (a) unless the cumulative effect of such adjustment or adjustments will change the exercise price by at least 1% or the number of Open Text Shares purchasable upon exercise by at least one-hundredth of a share, (b) if holders of Offered Open Text Warrants are entitled to participate in any event described above as though they had exercised their warrants prior to the occurrence of such event or (c) in respect of the issue of Open Text Shares (i) pursuant to the exercise of the Offered Open Text Warrants issued pursuant to the Warrant Indenture, (ii) in respect of the issue from time to time of "dividends paid in the ordinary course" (as defined in the Warrant Indenture), or (iii) pursuant to any stock options, stock option plans or stock purchase plans or other benefit plans.

6.       Transfer of Offered Open Text Warrants

A holder of an Offered Open Text Warrant may instruct its bank or broker to transfer or sell its Offered Open Text Warrant(s).

The Offered Open Text Warrants will not be listed on any stock exchange. Resale of the Offered Open Text Warrants and the Open Text Shares underlying the Offered Open Text Warrants may be subject to resale restrictions under applicable securities legislation. Holders of the Offered Open Text Warrants and the Open Text Shares underlying the Offered Open Text Warrants should consult with their own advisors regarding compliance with the requirements of such legislation applicable to such resale.

7.       Repurchase of Offered Open Text Warrants by Open Text

Under the Warrant Indenture, Open Text may purchase in the market, by private contract or otherwise, all or any portion of the Offered Open Text Warrants on such terms as Open Text may determine.

8.       Voting Rights of Holders of Offered Open Text Warrants

The holders of Offered Open Text Warrants will have no voting right or other right attaching to the status of Open Text Shares.

9.       Rights of a Warrant Holder Meeting

In addition to all other powers conferred upon holders of Offered Open Text Warrants by the Warrant Indenture or by law, the holders of Offered Open Text Warrants at a meeting will have the power, exercisable from time to time by "extraordinary resolution" (as defined in the Warrant Indenture), subject to regulatory approval to, among other things, agree to any modification of the rights of holders of Offered Open Text Warrants or to remove the Warrant Trustee and appoint a successor warrant trustee pursuant to the terms of the Warrant Indenture.

10.      Governing Law

The Warrant Indenture is governed by the laws of the Province of Ontario, Canada as well as the federal laws of Canada applicable therein.

11.      Risks concerning warrants in general

IXOS shareholders, when considering whether to accept the Alternative Share and Warrant Consideration, should also consider, in addition to further information contained within Appendix 1 the following risk factors that affect warrants in general and the Offered Open Text Warrants in particular. Similar considerations also apply to future investors who may acquire the Offered Open Text Warrants described above through a subsequent transaction other than via the securities market.

a) General risks associated with warrants

(1)      General valuation risks

The Offered Open Text Warrants will not be traded on any securities exchange. They are however transferable securities and are thus subject to the rules of supply and demand. Warrants may not give rise to claims nor entitle the holder to receive dividends. The investor is therefore able to make a profit only from sale of the warrants for a price higher than he paid or by timely exercise of the warrants if, in the latter case, the market value of the underlying security (the Open Text Share) is higher than the warrant exercise price.

(2) Risk of loss through changes in the market value of the underlying security

Changes in the market value of the underlying security, in this case the Open Text Share that underlies the rights under the warrants, can reduce the value of the warrant. A reduction in value such as this may in particular arise if the market value of the underlying security, the Open Text Share, falls below the exercise price. It should be noted that the value of the warrant consistently changes disproportionately with the change in the market value of the underlying security; this may also lead to the warrant becoming worthless. This disproportionate change in the value of the warrant in comparison to the underlying security is referred to as the leverage effect. This leverage effect becomes particularly pronounced where the remaining exercise period of the warrant is very short; at the end of the exercise period the warrant lapses and is of no value.

(3) The risk of diminution in value and of loss in full

The rights vested in the warrants may lapse or suffer a diminution in value, since these warrant rights are time-limited. In particular, where there is a secondary acquisition of a warrant, the risk of a loss of value rises as the remaining exercise period decreases.

The purchase of warrants, irrespective of the financial viability of the issuing entity, may lead to a loss in full of the amount invested by the investor due to disadvantageous market developments, the application of restrictions contained within the warrant or the expiry of the time-limit.

If the investor's expectations with regard to market developments are not fulfilled and in particular if the market value of the Open Text Share does not rise above the warrant exercise price, then the warrant lapses and loses its value in full. The same applies if the investor declines or neglects to exercise the rights vested in his warrant. In the case of an IXOS shareholder who has accepted the Alternative Share and Warrant Consideration, the loss equals the value of the IXOS shares surrendered in order to acquire the warrants. Where a warrant is acquired in a secondary market, the loss equals the purchase price paid for the warrant together with associated purchase costs.

(4)      Deals which preclude or mitigate risk

It cannot be assumed that during the warrant exercise period that transactions may be entered into which can preclude or mitigate the risk of losing the investment made in the acquisition of the warrant. In addition it may be impossible after exercise to dispose of shares acquired or of other rights at a price that matches the exercise price paid together with associated costs.

b)       Particular risks associated with the Offered Open Text Warrants

(1)      Increased costs

The investor should note that the costs associated with the exercise of the Offered Open Text Warrants and the costs associated with the disposal of the Open Text Shares after exercise may total more than those that could arise in connection with comparable warrants issued by European institutions. The investor is advised to make inquiries concerning this matter with his bank or stockbroker. Significant transaction costs of this nature can reduce the investor's profits or increase any losses arising.

(2)      No securities market transactions in Offered Open Text Warrants

It is not the intention to permit Offered Open Text Warrants to be traded on the securities market. As a result, the investor will generally be able to dispose of any Offered Open Text Warrants acquired only with great difficulty or possibly not at all, since it is conceivable that parties interested in purchasing the warrants cannot be found. The investor cannot therefore rely on being able to make profits by disposing of warrants during the exercise period. In most cases the opportunity for an investor to make profits from the warrant is therefore limited to an increase in the market value of the Open Text share in relation to the exercise price of the Offered Open Text Warrant.

(3) No trading in the U.S. of Open Text-Shares issued upon exercise of Offered Open Text Warrants

Open Text Shares acquired through exercise of the Offered Open Text Warrants may not be disposed of on the Nasdaq. See sec. 7.2.4.4 of the offer document in this regard.


V.       Payment and Depositary Agent, Transfer Agent and Registrar

Payment and Depositary Agent is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2YI, Canada, which will be responsible for the payment of dividends, if any, and for the deposit of Common Shares in cases, where such deposit is required by the law or by articles or by-laws. Computershare Trust Company of Canada is also the transfer agent and registrar and therefore also responsible for the issuance of new share certificates and for maintaining the register of registered shareholders for Open Text.


VI.      Open Text Corporation

1.       Open Text and its subsidiaries

a)       Incorporation, Name, Registered Office

The business of Open Text began with the predecessor of the present corporation, which was also named Open Text Corporation. This predecessor Open Text Corporation was incorporated on June 26, 1991 pursuant to its articles of incorporation under the OBCA.

On July 1, 2003, the predecessor Open Text Corporation and two of that predecessor corporation's wholly owned subsidiaries, Centrinity Inc. and SoftArc Inc., were amalgamated (Verschmelzung durch Neugrundung) and thereby formed the present Open Text Corporation. The listing of the common shares of the predecessor Open Text Corporation has been replaced by a listing of the Common Shares of the present Open Text Corporation.

Open Text's principal executive and registered offices are located at 185 Columbia Street West, Waterloo, Ontario, Canada N2L 5Z5, and its telephone number at that location is + 1 (519) 888-7111. Open Text's World Wide Web homepage address is www.opentext.com.


b)       Subsidiaries of Open Text




               Corporation Name                 Jurisdiction

SER Solutions Software GmbH                    Austria
Open Text Pty Ltd.                             Australia
INVOLV International Corporaiton               Barbados
Lava Systems (Barbados) Inc.                   Barbados
Molton Systems SRL                             Barbados
2015603 Ontario Ltd                            Canada
2016090 Ontario Inc.                           Canada
2016091 Ontario Inc.                           Canada
b2bScene Inc.                                  Canada
Brokercom Inc.                                 Canada
Centrinity Inc.                                Canada
Corechange Canada Inc.                         Canada
iNVOLV Corporation                             Canada
Open Text Acquisition Corp.                    Canada
Open Text Corporation                          Canada
Open Text EDC Solutions Inc.                   Canada
SoftArc Inc.                                   Canada
Open Text Corporation SARL                     France
Corechange GmbH                                Germany
Gauss Interprise AG                            Germany
Open Text GmbH                                 Germany
SER eGovernment Deutschland GmbH               Germany
Centrinity Ltd.                                Ireland
Corechange Korea                               Korea
Open Text Mexico S.de RL de CV                 Mexico
Corechange BV                                  Netherlands
Gauss Interprise BV                            Netherlands
Open Text International BV                     Netherlands
Gauss Interprise S.L.                          Spain
Corechange Svenska AB                          Sweden
Gauss Interprise AB                            Sweden
Mediaflow AB                                   Sweden
Open Text AB                                   Sweden
Gauss Interprise (Schweiz) AG                  Switzerland
Open Text AG                                   Switzerland
Centrinity UK Ltd.                             UK
Corechange Ltd.                                UK
Gauss Interpirse (UK) Ltd.                     UK
Open Text UK Ltd.                              UK
Base4 Corp                                     USA
Bluebird Systems Inc.                          USA
Corechange Inc.                                USA


Gauss Interprise Inc.                          USA
Information Dimensions International Corp      USA
iNVOLV Inc.                                    USA
MC2 Learning Systems (USA) Inc.                USA
Open Text Inc.                                 USA
Open Text Eloquent Inc.                        USA



For further details refer to Structure Chart, Appendix 4.

c)       Legal structure, Applicable Law, Purpose of Open Text

Open Text is a company incorporated under the laws of the Province of Ontario, Canada as a Canadian stock corporation. No purpose of the company is specified in Open Text's articles of amalgamation, and no restriction on the business that it may carry on or on the powers it may exercise is contained therein.

d)       Public registration of Open Text

The articles of amalgamation of Open Text and other documents required to be filed by Open Text under the OBCA are available to the public upon payment of a fee from the Ontario Ministry of Consumer and Business Services, 393 University Ave., 2nd Floor, Toronto, Ontario.

e)       Fiscal Year

The fiscal year of Open Text begins July 1 and ends June 30 of each calendar year.

2.       Open Text Group, Position of Open Text within the Open Text Group

Open Text is the parent company of the Open Text Group with subsidiaries and branches in 15 countries.

Please see the structure chart in Appendix 4.

3.       Capital Structure of Open Text

a)       Share Capital, Shareholder Rights

As of November 11, 2003, Open Text had 40,325,067 Common Shares issued and outstanding. As of this date Open Text has not issued any Preferred Shares. The Common Shares and Preferred Shares have no par value or nominal value.

Common Shares
See III. 1. for description of Common Shares.

Preferred Shares
Preferred Shares may, at any time and from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by the Board of Directors. The Board of Directors may, before issuance and subject to the provisions applicable to the Preferred Shares, determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series. Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of Open Text, whether voluntary or involuntary, or any other return of capital or distribution of the assets of Open Text among its shareholders for the purpose of winding up its affairs, rank on a parity with Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares of Open Text ranking junior to the Preferred Shares. In addition to and without limiting the generality of the foregoing, if any amount:

(a) of cumulative dividends, whether or not declared, or declared non-cumulative dividends; or

(b) payable on return of capital in the event of the liquidation, dissolution or winding-up of Open Text,

in respect of Preferred Shares of a series is not paid in full, the Preferred Shares of the series shall participate rateably with the Preferred Shares of all other series of the same class in respect of,

(c) all accumulated cumulative dividends, whether or not declared, and all declared non-cumulative dividends; or

(d) all amounts payable on return of capital in the event of the liquidation, dissolution or winding-up of Open Text,

as the case may be.

There are no registration rights outstanding in respect of any shares of Open Text granted by Open Text. Registration rights are granted by issuers to holders of its securities, that are subject to resale restriction under applicable securities laws, that enable the holder to resell its securities pursuant to a prospectus prepared and filed by the issuer.

b)       Employee Stock Options

As of September 30, 2003, options to purchase an aggregate of 5,912,128 Common Shares had been previously granted and are outstanding under all of the Company's stock option plans exercisable at prices ranging from $0.08 to $20.00. Options to purchase 4,347,164 Common Shares were fully vested and the remaining options vest over the next four years.

A maximum of 5,600,000 Common Shares are reserved for issuance pursuant to Open Text's 1998 Option Plan. Under the 1998 Option Plan, non-transferable options to purchase Common Shares may be granted to all employees, directors, officers and persons providing services to the Company and its subsidiaries based on the eligibility criteria set forth in the 1998 Option Plan. The exercise price of any option to be granted under the 1998 Option Plan is determined by the Board of Directors, but shall not be less than the closing price of the Common Shares on the day immediately preceding the date of grant on the quotation system or stock exchange which had the greatest volume of trading of Common Shares. Options granted under the 1998 Option Plan may have a term of up to ten years.

No person may be granted options to purchase Common Shares under the 1998 Option Plan or receive Common Shares pursuant to any other share compensation arrangement exceeding 5% of the outstanding Common Shares. Grants of options to purchase Common Shares under the 1998 Option Plan or receipt of Common Shares pursuant to any other share compensation arrangement to insiders, taken together as a group, may not exceed 15% of the outstanding Common Shares. In addition, within any one-year period, no insider and such insider's associates, may receive Common Shares issued pursuant to all share compensation arrangements exceeding 5% of the outstanding Common Shares.

The 1998 Option Plan is administered by the Compensation Committee, which has the authority, subject to the terms of the 1998 Option Plan, to approve the persons to whom options may be granted, the exercise price, the number of shares subject to each option, the time or times at which all or a portion of each option may be exercised and certain other provisions relating to each option, including vesting provisions.

Under the 1998 Option Plan, options vest over a period specified by the Board of Directors at the time of grant. The Board of Directors has established a four/year vesting period for options granted to officers and employees under the 1998 Option Plan. If an option holder resigns or ceases to be an employee or director of the Company or ceases to be engaged by the Company, vested options held by such holder may be exercised prior to the 90th day following such occurrence. If an option holder ceases to be an employee or director of the Company or ceases to be engaged by the Company for cause or breach of duty, no options held by such holder may be exercised, and the option holder shall have no rights to any Com-mon Shares in respect of such options following the date of notice of such cessation or termination, except in accordance with a written agreement with the Company.

With the approval of the 1998 Option Plan on June 23, 1998 by the Board, no further options have been or will be issued under any of the previous options plans of the Company, namely, the 1995 Flexible Stock Incentive Plan, the 1995 Supplementary Stock Option Plan and the 1995 Directors Stock Option Plan.

c)       Past Capital Increases

After formation Open Text Corporation increased its share capital several times. More recent capital increases have been:

In January 1996, Open Text completed an initial public offering of 8,000,000 common shares with net proceeds of $61.4 million. Open Text received net proceeds of approximately $20.6 million from sale of securities in private placements during fiscal 1996 before the completion of the public offering.

In June 1998, Open Text completed a public offering of 3,500,000 common shares issuable upon the conversion of special warrants that were previously issued. Open Text received net proceeds of approximately $36.4 million from the sale of such special warrants.

In August 1999, Open Text completed a public offering of 6,000,000 common shares issuable upon the conversion of special warrants that were previously issued. Open Text received net proceeds of approximately $102 million from the sale of such special warrants.

On October 8, 2003, Open Text declared a stock dividend, payable on the basis of one Common Share for each Common Share held as of 5:00 p.m. (Toronto time) on October 22, 2003. This dividend doubled the number of Common Shares outstanding, and effectively achieved a two-for-one split of the outstanding Common Shares.

d)       Current Capital Increases and Undertakings for Capital Increases

On October 21, 2003 the Board of Directors resolved to issue approximately 202,140 registered Common Shares without par value as partial consideration in kind, namely for the contribution of all of the shares of SER Solutions Software GesmbH and for the contribution of all of the shares of SER eGovernment Deutschland GmbH. The right to subscribe to the new Common Shares has been granted to SER Beteiligung eGovernment Deutschland GmbH (SER). On October 23, 2003, 115,510 Common Shares were issued to an escrow agent for SER. The number of Common Shares issued on October 23, 2003 was calculated based on a value of 2,000,000 EUR and the 20 day weighted moving average closing price of the Common Shares on NASDAQ for the period ended October 22, 2003.

In an agreement with SER, Open Text undertook to issue on July 1, 2005, additional registered Common Shares without par value to SER. The number of Common Shares to be issued on July 1, 2005 is to be calculated based on a value of 1,500,000 EUR and the 20 day weighted moving average closing price of the Common Shares on NASDAQ for the period ended December 31. 2004.

On October 22, 2003, the Board of Directors of Open Text approved the acquisition by 2016091 Ontario, its wholly-owned subsidiary, by way of tender offer for all of the issued and outstanding IXOS Shares for consideration, at the election of the holder of IXOS Shares, of either (i) EUR 9 or (ii) 0.5220 of a common share of the Corporation (a "Share") and 0.1484 of a Common Share purchase warrant, each whole warrant exercisable to purchase a Common Share for up to one year after the Closing Day for an exercise price of US$20.75 per share (a "Warrant"), for each IXOS Share tendered. In consideration for the issuance to Open Text by 2016091 Ontario of additional common shares in the capital of 2016091 Ontario, the Board of Directors of Open Text resolved to issue to IXOS Shareholders tendering IXOS Shares under this offer, at the direction of 2016091 Ontario, up to 15,060,000 Common Shares, 11,725,500 of which will be issued directly to or for the benefit of IXOS Shareholders and the balance of 3,334,500 of which would be issued upon the exercise of up to 3,334,500 Warrants.

e)       Authorized Capital

Unlike concepts known in Germany, the authorization of the Board of Directors of Open Text to issue new share capital of Open Text is not limited, but consists of an unlimited number of Common Shares and Preferred Shares that are issuable upon terms approved by the Board of Directors. The Common Shares are listed on the TSX and the Nasdaq. Nasdaq rules require that an issuance of a number of common shares that is greater than 20% of the issued and outstanding Common Shares must be approved by a majority of the holders of outstanding Common Shares. Accordingly, holders of Common Shares are asked to approve the issuance of up to 15,060,000 Common Shares (including the Common Shares underlying the Offered Open Text Warrants) pursuant to the Tender Offer. To become effective, this resolution must be approved by a majority of the votes cast by shareholders present in person or represented by proxy at the meeting of shareholders of Open Text which has been scheduled to be held on December 11, 2003.

f)       Shareholders of Common Shares

Open Text is not aware of any shareholder that beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of Open Text other than FMR Corp., which, based on publicly filed documents, beneficially owns or exercises control or direction over 4,112,900 representing approximately 10.20 % of the Common Shares of Open Text outstanding as at October 31, 2003.

4.       Business Activities of Open Text

a)       Main Areas of Business

Open Text(TM) is an enterprise content management (ECM) vendor licensing Web-based software that provides a collaborative work environment and an integrated knowledge management system to enable organizations to capitalize on their collective knowledge, work more effectively across geographies and functional boundaries, and leverage best practices across the enterprise. Open Text's software enables organizations to effectively address a diverse range of business needs including managing information, unifying globally distributed teams, capturing market opportunities, accelerating product cycles, improving customer and partner relationships, and altering business strategies.

Open Text develops, markets, licenses and supports collaboration and knowledge management software for use on intranets, extranets and the Internet. Open Text's principal product line is Livelink(R), a leading collaboration and knowledge management software product for global enterprises. The software enables users to capture as well as find electronically stored information, work together in creative and collaborative processes, perform group calendaring and scheduling, and distribute or make available to users across networks or the Internet the resulting work product and other information. This collaborative environment enables ad hoc teams to form quickly across functional and organizational boundaries, which enables information to be accessed by employees using any standard Web browser. Fully Web-based with open architecture, Livelink provides rapid out-of-the-box deployment, accelerated adoption, and low cost of ownership. Open Text provides integrated solutions that enable people to use information and technology more effectively at departmental levels and across enterprises. Open Text offers its solutions both as end-user stand-alone products and as fully integrated modules, which together provide a complete solution that is easily incorporated into existing enterprise business systems. Although most of Open Text's technology is proprietary in nature, Open Text does on occasion include certain third party software in its products.

Open Text believes two key factors distinguish Livelink from competing alternatives. First, unlike collaborative software developed for client/server environments, Livelink was designed from the outset to run on the Internet. As Web-based technology, Livelink scales easily and rapidly to thousands of users, giga-bytes of data, and millions of documents. Second, unlike solutions offering tools for users to build custom collaborative applications, Livelink is a ready-to-install application. It has open architecture, is easy to customize and requires no special development for project teams to quickly become productive. As a result, time required to deploy the software is shorter than competing alternatives, allowing companies to enhance their ability to realize their return on investment quickly.

As an extension to its solutions-based offerings, Open Text also provides professional services, training, documentation and technical support services to accelerate its customers' implementation of, and satisfaction with, its products. Open Text believes its ability to offer a high level of customer support and service is critical to its success. Open Text's major products are typically licensed with an annual maintenance contract, which for a fee of approximately 20% of the list price of the licensed software system, entitles the customer to remote support, product updates and maintenance releases. For additional fees, Open Text also offers training and consulting services and provides integration services for the purpose of customizing Open Text's software to specific customer needs. Open Text also maintains a "business partner support program" that provides training and support for systems integrators, independent software vendors ("ISVs") and value-added resellers ("VARs").

In the seven years since the introduction of the Livelink product line, Livelink has achieved significant market acceptance. Organizations with tens of thousands of users are deploying Livelink for business-critical applications. Numerous Value Added Resellers ("VARs"), solution providers, technology partners, application service providers ("ASPs"), and systems integrators have joined Open Text's Livelink Affinity Partner program since its inception. The Affinity Partner program is comprised of a collection of "best of breed" organizations who partner with Open Text to offer value-add services to Open Text's customers and prospects who are implementing Livelink and other of Open Text's products. Business, technical, and marketing relationships have also been formed with industry leaders such as Adobe, Hewlett Packard, Microsoft, Netscape, Oracle, Sun, Bearing Point, Siemens Business Services, and SAP. Open Text's Affinity ASP program offers organizations a cost-effective way to deploy and support mission critical applications. ASP's provide specialized hosted collaborative applications to inter-company communities under a subscription-based business model. As an ASP, Open Text is responsible for demand creation and should have preferential access to target communities.

Open Text has consistently sought to broaden its technology base and product offerings and to strengthen its sales and customer support capabilities through acquisitions. Open Text assesses each potential acquisition target with specific emphasis on three main factors. First, Open Text seeks to acquire businesses with technologies that can be integrated with its existing technologies to create new products and enhance the existing product family. Second, Open Text seeks to acquire businesses with experienced IT development and management personnel that may have specific domain expertise. Third, Open Text seeks to acquire businesses that offer a new distribution channel or customer base for Open Text's products.

         aa)      Products and Technology

In August 2003, Open Text released Livelink 9.2, the latest release of Open Text's flagship product. The Livelink Web server runs on a variety of computing platforms, including Microsoft(TM) Windows NT(TM), Microsoft Windows 2000(TM), Sun SPARC/Solaris(TM), and Hewlett-Packard HP-UX(TM) operating systems. Livelink provides a comprehensive combination of collaborative knowledge management services, custom workspaces, and a modular architecture with value-added application modules. This latest release of Livelink includes English, French, German, and Japanese language versions. Livelink is certified with a variety of relational database management systems: Microsoft SQL Server(TM), Oracle 9i(TM), and Sybase Adaptive Server(TM), HTTP servers (iPlanet Web Server Enterprise Edition(TM) and Microsoft Internet Information Server(TM)), and Web browsers (Netscape Navigator(TM) and Microsoft Internet Explorer(TM)).

Livelink 9.2 significantly improves the ease of use of the system by providing an improved look and feel, more personalization of appearance options, new one-click links, one-click "breadcrumbs" that make re-tracing the navigation path obvious, additional wizards that easily guide users through the project creation process, and improved project status and reporting capabilities. Additionally, many other areas of the product, such as Livelink MeetingZone(TM), received incremental improvements and corrections to identified software deficiencies.

In June 2003, Open Text released Coreport 6.0, an enterprise portal framework that unifies content from Livelink, other repositories, and a wide range of enterprise systems in a single interface. The technology for Coreport was acquired by Open Text from Corechange Inc., and extends Open Text's overall ECM and content integration capability.

In June 2003 Open Text released Livelink LaunchForce(TM) an application that offers closed-loop distribution of critical information to distributed organizations, particularly field-sales groups. This product based on rich-media technology acquired by Open Text from Eloquent, significantly speeds up training for sales forces, provides a training and certification solution for compliance applications, and simultaneously helps large organizations save money.

In February 2003, Open Text released FirstClass 7.1, an integrated suite of messaging and communications software. This product is the latest version of the FirstClass Communications Platform, based on technology acquired from Centrinity Inc., and provides unified email, voice mail and fax mail management.

In November 2002, Open Text released Livelink MeetingZone(TM) 2.0 at its annual user conference. Livelink MeetingZone adds real-time collaboration capabilities to Livelink's already extensive asynchronous collaboration capabilities. It enables members of geographically dispersed teams, to attend real-time virtual Web meetings, regardless of their location, using a standard Web browser. During a live meeting session, attendees can view applications shared by the presenter, conduct group chats, have private conversations, draw on the whiteboard, and create and view agenda items, notes, tasks, and Web links. When the meeting ends, all of this information, including a meeting summary, is captured in Livelink automatically, becoming a permanent part of an organization's knowledge capital and providing benefits long after the meeting is over. Additionally, those invitees who missed the meeting can consult the meeting summary to catch-up on what they missed, and determine the context of new action-items that have been assigned. Livelink MeetingZone 2.0 specifically provided more flexibility to improve planning prior to a meeting and to improve follow-up afterwards. Meeting attendees receive notice prior to the meeting on agenda topics and required preparation. Additionally, any meeting can be easily reconvened at a later time enabling participants to address unfinished agenda items and carry over all the context of the prior meeting sessions.

         bb)      IT Solutions Based on Livelink

Open Text offers a range of products based on the Livelink software platform. Each of the Livelink products have the Livelink server and repository at its foundation and adds to it a set of specialized capabilities designed to address a particular IT business problem.

o Livelink Enterprise Suite(TM) provides full range of tightly integrated capabilities, including document management, team collaboration, business process automation, records management, content management, learning and skills management and more.

o Livelink for Knowledge Management(TM) enables companies to gather, capture, organize, and search all of your organization's explicit and tacit knowledge assets from a central point of access, no matter where they are located.

o Livelink for Collaboration(TM) enables the best minds in an organization to form virtual teams to work together more efficiently--to share information, create project workspaces, conduct online meetings, coordinate schedules, automate collaborative processes, assign tasks, discuss issues, and much more--enabling an organization to make better decisions faster.

o Livelink for Business Process Management(TM) provides organizations with powerful tools for automating business processes from end to end, including sophisticated workflow capabilities, electronic signatures, and a complete solution for designing and managing electronic forms.

o Livelink for Content Management(TM) is a complete, collaborative solution for the authoring, management, and dynamic assembly and delivery of content to the Web. Livelink for Content Management places content creation in the hands of everyday business users, enabling companies to manage any number of corporate sites.

o Livelink for Document Management(TM) is a secure, Web-based solution for managing any type of electronic document. Livelink for Document Management provides access control, version control and history, full audit trails, compound documents, renditions, workflow for document review and approval, full indexing and searching of content and metadata, and much more.

         cc)      Business Solutions Based on Livelink

Open Text offers a selection of business applications built on the Livelink platform that enables organizations to address particular business needs. The following Livelink-based applications are available:

o Livelink for Corporate Governance(TM) provides for the creation, maintenance, testing, remediation and automation of organizational processes and their associated risks. The system provides a specialized workspace for managing Sarbanes-Oxley Section 404 compliance, and also integrates employee training and certification to ensure that the latest internal controls, policies, and procedures are followed throughout the organization.

o Livelink for Learning Management(TM) delivers a comprehensive application for training management within Livelink. It allows organizations to provide a virtual classroom and collaborative environment with the advantages of a Web-based training experience.

o Livelink for Program Management(TM) is a Web-based enterprise program management application based on Livelink that integrates all areas of an enterprise-level project into one comprehensive solution. It enables organizations to automate proprietary program management methodologies according to predefined "stages" and corresponding "gate" review cycles.

o Livelink for Regulated Documents(TM) was originally designed to meet the stringent requirements of the pharmaceutical industry. Livelink for Regulated Documents is a complete solution to securely manage key documents throughout a controlled lifecycle in compliance with all relevant regulatory requirements.

o Livelink for Sales Readiness(TM) provides a closed loop training system aimed specifically at large and distributed field-sales organizations. Based on rich-media technology this product speeds up training for sales forces and simultaneously helps large sales organizations save money on distributing information to their sales force.

o Livelink for Skills Management(TM) provides the ability within Livelink to catalog, maintain, and assess levels of expertise possessed by employees. It allows an organization to determine where knowledge required to meet business objectives already exists within the organization and identifies where shortfalls exist and training is required.

         dd)      Industry Specific Solutions Based on Livelink

Open Text offers a selection of industry-specific applications built on the Livelink platform that enables organizations to address industry-specific business needs. The following Livelink-based applications are available:

o Livelink for Clinicals(TM) provides the knowledge management and collaboration infrastructures that enable pharmaceutical employees to share, manage, and analyze clinical trial data throughout the entire clinical trial process.

o Livelink for Construction Management(TM) is a collaborative Web-based environment that primary contractors on construction and engineering projects can use to coordinate the work of many dispersed sub-contractors and vendors to streamline the design, building, operation, and maintenance of any construction-related project.

         ee)      Livelink Development Tools

Livelink is highly scalable, extensible and customizable through the use of the Livelink SDK(TM) (Software Development Kit). The Livelink SDK consists of the Livelink Application Program Interface(TM) ("LAPI") and the Livelink Builder(TM), an object-oriented application development environment designed specifically for building collaborative intranet solutions. Livelink Builder offers customers the ability to customize and extend the features of Livelink to meet their particular needs. Additionally, the Livelink SDK includes LAPI Web Services, which supports application development in Microsoft.NET and J2EE environments.

         ff)      Livelink Optional and Embedded Modules

Open Text offers a wide selection of modules that allow organizations to easily extend and enhance the functionality of Livelink to suit their evolving business requirements. The following modules are available separately or bundled as part of a solution offering described above:

o Livelink Activator(TM) for BASIS(R) enables organizations to integrate their corporate library into a collaborative enterprise knowledge network. This module provides an ideal solution for combining the collaborative features of Livelink with the data collection management features of BASIS.

o Livelink Activator(TM) for CORBA(R) Development Kit enables organizations to create applications that extend Livelink's functionality and integrate Livelink with external systems using Common Object Request Broker Architecture (CORBA) services.

o Livelink Activator(TM) for Lotus Notes(R) makes indexing and retrieving information stored within Lotus Notes quick and easy.

o Livelink Activator(TM) for SAP/R3(R) allows users to leverage their existing legacy systems, providing seamless connectivity between the Livelink Server and the R/3 System.

o Livelink Archive(TM) for SAP(R) R/3(R): Certified by SAP, Livelink Archive for SAP R/3 is based on SAP's ArchiveLink(R) interface, which links SAP applications to external storage systems such as Livelink. Livelink Archive for SAP R/3 enables Livelink to be used as the archive for SAP R/3 documents.

o Livelink Brokered Search(TM) allows users to submit a single search query to multiple data sources and receive a unified set of results. Brokered Search combines results from multiple Livelink repositories, Microsoft(R) Exchange Public Folders, public and internal search engines, as well as from legacy data sources and other authenticated sites.

o Livelink Cataloged Library(TM) allows organizations to extend the reach of their library and its functionality by making it an integral part of their enterprise knowledge architecture.

o Livelink Classifications(TM) allows Classification Librarians to define a taxonomy of classifications in Livelink. When documents are added to the Livelink repository, they can be associated with a particular classification by one of the following means: manual, assisted, or automatic.

o Livelink Directory Services(TM) allows organizations to administer users and groups for each Livelink server from within a central directory. This module synchronizes with a central directory service and provides single logon access for network users.

o Livelink eLink(TM) can be integrated with any standard e-mail application and enables users to participate in Livelink discussions and receive enhanced e-mail notification of Livelink events.

o Livelink eSign(TM) adds electronic signature capabilities to Livelink and also provides enhanced audit trails for signing events, enhanced security features such as the ability to lock users out after multiple failed log-in attempts, and the ability to initiate a signing approval workflow from a document.

o Livelink Explorer(TM) provides Livelink users with access to Livelink content and functionality from their Microsoft Windows(R) desktop. In Microsoft Windows Explorer, users can navigate the Livelink hierarchy and perform all Livelink functions. Users also have direct access to Livelink from popular desktop productivity tools, such as Microsoft Word(R), Excel(R), and Outlook(R). In addition, mobile users can also mark content in Livelink for offline viewing in Microsoft Windows Explorer when they are not connected to the corporate network.

o Livelink MeetingZone(TM) enables members of geographically dispersed teams, including customers, suppliers, consultants, and other trading partners, to attend real-time virtual Web meetings, regardless of their location, using a standard Web browser, and then save the virtual meeting content in Livelink automatically.

o Livelink OnTime(TM) allows users to schedule group and project team meetings. Fully integrated with Livelink, this module provides users with secure access to other users' personal calendar information, project team calendars and resources.

o Livelink PDF Forms Professional(TM) enables organizations and users to collaboratively create, manage and track electronic forms and data integrating them into standard corporate business processes by creating an e-form warehouse in Livelink, reducing costs and improving customer satisfaction.

o Livelink Prospectors(TM) allows users to create their own personalized, virtual research assistants. Based on custom user preferences, prospectors scour internal networks and targeted Web sites for information users need to get their jobs done.

o Livelink Records Management(TM) adds records management functions and capabilities to Livelink, enabling it to become the first comprehensive, Web-based, full lifecycle knowledge management and records management solution for the entire enterprise.

o Livelink Remote Cache(TM) reduces network traffic and improves access speed for remote users by caching documents, HTML renditions and graphical content at remote sites.

o Livelink Secure Connect(TM) secures user communications between the Livelink server and non-Web clients such as Livelink Explorer using industry-standard cryptographic encryption technology.

o Livelink Spider(TM) crawls across an organization's intranet and/or targeted sites on the World Wide Web and automatically finds and indexes new or modified documents, enabling Livelink to maintain an up-to-date, searchable knowledge base.

o Livelink UNITE(TM) provides users with a unified, personalizable interface to one or more Livelink systems. With Livelink UNITE, users can filter access to Livelink content and services, including workspaces, documents, meetings, discussions, search, and more, by organizing them into a personalized set of virtual workspaces and context maps arranged on a series of tabbed pages.

o Livelink WebDAV(TM) provides a standard-based gateway to Livelink via the Web Distributed Authoring and Versioning (WebDAV) protocol. Livelink users can access, create, and manage Livelink folders and documents directly from popular desktop applications that support WebDAV, including Microsoft(R) Office and WebFolders and Adobe(R) applications.

o Livelink Wireless(TM) gives mobile professionals access to Livelink's Web-based collaborative features using a variety of handheld and wireless devices, including a Web-enabled WAP or iMode cellular telephone, Palm OS(R) device or RIM Blackberry(TM) pager.

         gg)      Information Retrieval is Pervasive

Open Text's heritage is rooted in information retrieval, and that heritage is pervasive throughout the Livelink product. Livelink's Information Retrieval functionality helps users find and access information from anywhere throughout the enterprise--including the corporate information repository, corporate Web sites and across the Internet. Authorized users have on-demand access to information even if their knowledge-base spans distributed and diverse network environments. More than full-text search and retrieval, Livelink provides an integrated set of information retrieval tools, including intelligent agents and sophisticated reports that give users unprecedented insight into the knowledge, actions and activities being developed throughout an organization.

Livelink's Information Retrieval provides high performance and linear scaling, even across millions of documents and terabytes of information. Livelink allows an organization to build searchable databases of virtually any size by indexing documents, files and other objects in any standard format, including XML, HTML, PDF and other popular file formats. It recognizes that documents are often characterized by complex structures. For example, documents often contain titles, headings, sections, subsections and paragraphs. Open Text's search engine can search any number of different user-defined document structures. It supports SGML and XML, the key international standards for structured documents.

Sophisticated search features include the ability to search a subset of the index ("slices"), contextual/proximity searching, an advanced query builder interface, thesaurus support, word stemming, "sounds like" searching, and a powerful end-user query language. Livelink's Data Flows facilitate moving information between Livelink and other data sources (e.g., a user could create a data flow which crawls a number of competitor's Web sites, converts all the information to PDF format, and indexes it as different slices for searching).

         hh)      Specialized Products and Solutions

Open Text provides a series of specialized collaboration, content, and knowledge-based product technologies that are sold independent of, or integrated with, the Livelink platform. Customers of these products have the confidence of moving forward with these more specialized products knowing that a single reliable vendor can deliver comparable functionality integrated into the broader Livelink platform as their requirements evolve to do so:

o Advanced Messaging and Communication Solutions - FirstClass(R)combines voice and fax messages to create a truly unified messaging system that allows users to communicate across a wide range of messaging formats and devices. As a highly scalable and feature-rich messaging and collaboration solution, FirstClass converges powerful features such as, e-mail, voice messaging, fax, shared online work- spaces and instant messaging, enabling users to effectively communicate and collaborate across a wide range of messaging formats and devices. Ideally suited for schools, school districts, higher-education institutions, government agencies, and service providers, FirstClass enables users to securely access and share information anywhere, anytime, using the device that is most appropriate to them at the time. Because it combines award-winning collaborative groupware and unified communications technologies into a single highly scalable message store, FirstClass provides organizations with one of the lowest total costs of ownership in the industry.

o Advanced Information Retrieval - In addition to the information retrieval capabilities that are part of Livelink, Open Text also offers BRS/Search(TM)and Query Server(TM)from Open Text's BRS Products division. BRS/Search is a search engine for publishing large quantities of dynamic, customized information in all Web-based applications requiring sophisticated functionality and appearance. BRS/Search incorporates flexible filtering and state-of-the-art search, control, and presentation tools for enterprise information retrieval. It has been used by thousands of organizations to quickly design, prototype, and develop applications that provide real-time access to the organization's islands of information, memos, reports, competitive intelligence, documents, or any other type of unstructured data. Query Server is an advanced meta search tool that broadcasts a single query across a set of Web-enabled search engines, unifying access to multiple information sources, including repositories, news feeds, document management systems, intranets, and the Internet.

o Archived Document Collections Management - Open Text also offers the BASIS(R) software product line to support the management of specialized corporate and government document collections. Designed for comprehensive library control, BASIS provides a solution for companies who need sophisticated searchable access to hybrid document collections consisting of both documents and metadata. Used by information professionals in major commercial and government information centers, BASIS provides library automation, research management, litigation support, intellectual property protection, content management and competitive intelligence.

     BASIS is available as a stand-alone product or as part of a fully integrated solution with Livelink. The Livelink Activator for BASIS(TM) integrates the collaborative features of Livelink with the collection management features of BASIS. This module extends BASIS information management and library automation functionality to fully exploit Livelink's rich collaborative features, enabling users to easily access BASIS library objects and incorporate them into the Livelink environment.

o Certification Management - In order to provide highly effective corporate management and training solutions for the Financial Services sector, EDC(R) from Open Text gives users the ability to provide corporate learning and training programs that will meet regulatory compliance objectives. The EDC product suite is designed to address a number of needs, including growth in regulatory reporting requirements, leveraging existing investments in training content and programs, maintaining detailed registration and licensing records for compliance management, and the need to manage all of the detailed records necessary to achieve regulatory compliance.

o Knowledge Delivery - LaunchForce(TM)--an enterprise-class application for certified knowledge delivery-- uses rich media and rich tracking to quickly deploy mission-critical information to corporate audiences, whether it be preparing your sales force to sell a new product line, educating employees about new policies and procedures, or certifying compliance with complex regulations. LaunchForce enables closed-loop communication between end users, subject matter experts, and management--allowing management to measure the effectiveness of materials, identify gaps in the preparedness of speakers, drive return on communications investment, and ensure that corporate initiatives are effective. LaunchForce leverages leading-edge rich media technology and revolutionary closed-loop content publishing, tracking, and remediation capabilities to manage and measure the delivery of information to globally distributed audiences.

o Library Automation - The Techlib(R) product is a specific application that utilizes BASIS to automate and integrate the main functions of a corporate or government library. Techlib is an integrated, Web-based solution for managing, automating and delivering a complete range of library services. From access and cataloging to circulation, serials control and acquisitions, Techlib provides users with the ability to manage digital collections and make the corporate library the focus of an organization's knowledge resources.

     Techlib can be implemented as a component of BASIS, or as an integrated solution with Livelink, as the Livelink Cataloged Library(TM) module. Techlib and Livelink integration gives users consolidated access to knowledge resources on the intranet, extranet and in the corporate library, to support decisions, smooth workflow and automate processes.

     Web browser and JDBC interfaces have made BASIS applications more economical to deploy since more people can easily access and exploit the available information. Furthermore, as organizations continue to encounter information overload, library science expertise in subject categorization and classification is being deployed to improve the usability of enterprise intranet and extranet applications.

o Portal Solutions - Coreport(R) enables organizations to rapidly deploy a single enterprise integration portal to serve all stakeholders, employees, customers, investors, partners and others, effectively and securely. Coreport provides a single, open, strategic framework for deployment, integration and management of all your enterprise assets. With Coreport portals, users can create their own portals, add specialized content, assemble dynamic business processes, and manage online communities. Livelink Unite is used to connect the Livelink environment to Coreport and portal frameworks provided by other vendors.

o Records Management - Livelink for Records Management gives users comprehensive, full lifecycle management of all corporate records and information holdings, in both paper and electronic format. Livelink for Records Management allows users to access records management functions from any standard Web browser. By providing a common interface to access all forms of information, such as images, paper records and other physical objects, word processing, spreadsheets, and e-mail, Livelink for Records Management provides an automated system that removes the complexities of electronic records management and streamlines processes for end users. Livelink for Records Management helps global enterprises to secure critical information, ensure file control, consistency, and collaboration by supporting record classification, retention and disposition rules, searching, reporting, and security access. Livelink for Records Management brings the control of records management into a large intranet or extranet environments, allowing individuals or groups to easily access and share corporate information. This records management capability is available on a stand-alone basis (iRIMS(TM)) or fully integrated into Livelink.

o High-Volume Workflow and Imaging Solutions - Through its Bluebird Systems division, Open Text offers ODOC(R)and Open Image(R), which provide high-volume workflow and imaging solutions. ODOC is a powerful, Window NT-based, Web-enabled object management and workflow system designed to give organizations the ability to replace labor intensive paper-based work processes with highly efficient PC-based ones. Offering tight integration with PeopleSoft(R)technology, the client/server, multi-tier, open architecture of the ODOC suite enables organizations to achieve the performance and security they demand in mission-critical, high volume, and highly distributed environments. The product is particularly well suited for Accounts Payable applications. Open Image is a high-volume workflow, imaging and document management solution designed for the financial services industry.

         ii)      Product Development

Open Text intends to pursue its strategy of growing the capabilities of its software offerings through the in-house research and development of new product offerings as well as the addition of technologies and expertise through the acquisition of other companies, technologies and products.

During fiscal 2003, Open Text developed Livelink 9.2, and all of its associated components. The modular architecture of Livelink allows for the release of new and improved product components independently of the baseline platform. The modular architecture also supports Open Text's acquisition strategy, allowing new product components and technologies to be quickly assimilated into Livelink.

The strategic intent of Open Text's product developments is to allow groups of users to build up a knowledge base as a natural by-product of doing collaborative work, without burdening the end-user to do more. Similarly, it also focuses on improvements whereby the collaborative tools automatically mine and deliver knowledge in context, thereby making collaborative work more effective. As an example, development continues on Livelink MeetingZone, a real-time meeting and collaboration tool, that allows valuable meeting content to be captured, searched, and reused. Open Text believes that treating meeting content and context as reusable knowledge objects continues to differentiate itself from competitor's products.

The product development organization, in coordination with its Professional Services function, partners, and identified lighthouse customers, continues to advance the Livelink platform and technology to support rapid development of knowledge-based applications. During fiscal 2003, Open Text introduced several such applications to its existing application portfolio such as Livelink for Clinicals, Livelink for Regulated Documents, and Livelink for Sales Readiness.

As of June 30, 2003, Open Text's research and development team consisted of 305 employees. During fiscal 2003, through the acquisitions of Centrinity, Corechange, and Eloquent, Open Text acquired new technologies that have been integrated with its Livelink technology with the goal of producing a more diverse product offering. Amounts spent on research and development during fiscal 2003, fiscal 2002, and fiscal 2001 were $29.3 million, $24.1 million, and $24.3 million, respectively.

         jj)      Customer Support and Professional Services

Open Text provides most of its customer support activities through telephone support, since it is able to service most software problems remotely. Open Text's major products are typically licensed in conjunction with a twelve-month maintenance contract which renews each year thereafter at the customer's option. The annual maintenance and support fee is typically 20% of the list price of the licensed software and entitles the customer to remote support as well as product updates and maintenance releases. Customers pay for their annual maintenance contracts at the beginning of the contract, and Open Text recognizes revenues relating to these services ratably over the term of the related contract. As of June 30, 2003, Open Text's customer support team consisted of 140 employees.

Open Text offers both training and consulting services, as well as integration services for the purpose of configuring and adapting Open Text's software to specific customer needs. Although Open Text's software can be used "out-of-the-box", customers may desire further specific configurations to their environment or working processes or similar work to further tailor Open Text's products to their specifications. Engagements performed by Open Text's professional services organization are typically billed on a time and materials basis. As of June 30, 2003, Open Text's professional service group consisted of 229 employees.

         kk)      Competition

Open Text's products and services compete in several market segments that are at various stages of maturity and each market has both distinct and overlapping competitors. These markets include collaboration and team support software, document management, business process management, content management, learning management, project management, and portals, each of which is intensely competitive and subject to rapid technological change. A variety of different terms are used to describe these markets including Knowledge Management (KM), Enterprise Content Management (ECM), Smart Enterprise Suites (by Gartner Group), and the Knowledge Worker Infrastructure (by Meta). It is in the integration of functionality in these otherwise distinct market segments that Open Text believes it differentiates itself.

Open Text competes with repository-based collaboration software solutions such as IBM's Lotus Notes/Domino, iManage and Documentum's eRoom, collaboration service providers such as WebEx Communications Inc. and Centra Software, and with e-mail-based collaboration solutions from Microsoft Corporation, IBM Corporation, and Groove Networks. In the document management market, Open Text competes with vendors such as Documentum Inc., FileNet Corporation, and Hummingbird Communica-tions ltd.. Companies like FileNet Corporation and Staffware also offer business process management solutions similar to the forms and workflow capabilities provided by Open Text. Content management vendors such as Documentum Inc., Interwoven Inc., Vignette Corporation, and Stellent Inc. compete aggressively with Open Text to manage purpose-built content for web sites. In the learning management market, Open Text competes with e-learning point solutions from vendors such as Saba Software Inc., Docent Inc., and Centra Software. In the portal marketplace, Open Text competes with Plumtree and portal solutions from major infrastructure providers.

Open Text expects competition to increase in the future as the markets for Open Text's products develop and as additional players enter these markets. Open Text believes that the principal competitive factors in these markets include the ability to provide:

o        vendor and product reputation;

o        versatility to provide a broad range of business solutions;

o full support for functionality required for compliance management solutions;

o scalable integration of document management, business process management (i.e., workflow), and related enabling technologies;

o        product quality and performance;

o partner relationships with providers of IT infrastructure and information systems;

o        quality of product support; and

o        price.

Open Text's competitors can be expected to enhance their existing products or to develop new products that will further integrate workflow, document management and collaborative computing features.

Open Text's markets are the subject of intense industry interest, and Open Text is aware of numerous other major software developers as well as smaller entrepreneurial companies focusing significant resources on developing and marketing software products and services that may compete with Open Text products and services. Numerous releases of products and services that compete with those of Open Text can be expected in the near future. Moreover, certain of Open Text's current and potential competitors may bundle their products with other software in a manner that may discourage users from licensing products offered by Open Text.

Many of Open Text's current and potential competitors in each of its markets have longer operating histories and significantly greater financial, technical and marketing resources, name recognition and installed product base than Open Text. There can be no assurance that Open Text will be able to compete effectively with current and future competitors. Increased competition from existing or potential competitors could result in the reduction of prices and revenues, reduced margins, and loss of customers and market share, any one of which would negatively impact Open Text's operating results.

         ll)      Sales and Marketing

Open Text employs multiple distribution channels, including direct sales, distributors, systems integrators, independent software vendors ("ISVs") and VARs to market, license and sell its products and services throughout the world. Given the significant investment and commitment of resources required by an organization in order to implement Open Text's software, Open Text's sales cycle tends to take considerable time to complete. Particularly in the current economic environment of reduced information technology spending, it can take several months, or even quarters, for sales opportunities to translate into revenue. It was Open Text's experience throughout most of fiscal 2002 and 2003 that customers were more hesitant to commit to large, enterprise-wide deployments of Open Text's software and as a result, Open Text has experienced a lengthening of its sales cycles and increased demands for return on investment analysis.

Direct Sales. Open Text employs a direct sales force as the primary method to market, license and sell its products and services. As of June 30, 2003, Open Text's worldwide sales organization consisted of 271 employees located in 142 cities. Historically, a significant percentage of Open Text's revenues have been generated through its direct sales force. For fiscal 2003, approximately 90% of Open Text's license revenues were generated through its direct sales force.

Distributors. Open Text has distribution agreements in Japan with Canon Sales Inc. and Infocom Corporation, pursuant to which each of them markets, licenses and sells Open Text products and services within the country of Japan.

ISVs. Open Text markets and licenses its products to select independent software vendors, in order to have its products embedded in high-value application products marketed by manufacturers with specific industry or application domain expertise. Such partners generally sell an entire product portfolio into the target market, thereby having better access to that market than Open Text.

Livelink Affinity Partners. Open Text's Livelink Affinity Partner program includes VARs, solution providers, technology partners, ASPs, and systems integrators. Open Text's Livelink Affinity Partners license, customize, configure and install Open Text's software products with complementary hardware, software and services. In combining these products and services, the Livelink Affinity Partners are able to deliver complete solutions to address specific customer needs.

b) Patents, Licenses, Contracts or New Procedures of Production on which the Business of Open Text depends

Open Text's success and ability to compete are dependent on our ability to develop and maintain our intellectual property and proprietary technology and to operate without infringing on the proprietary rights of others. Open Text's software products are generally licensed to customers on a nonexclusive basis for internal use in a customer's organization. Open Text also grants rights in its intellectual property to third parties that allow them to market certain of Open Text's products on a nonexclusive or limited-scope exclusive basis for a particular application of the product(s) or to a particular geographic area.

Open Text relies on a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights. Historically, Open Text has not sought patent protection for its products, though it may do so in the future. During fiscal 2003 Open Text indirectly acquired a patent relating to collaborative technology. Open Text is currently exploring opportunities to exploit this patent and these opportunities may include licensing it. Enforcement of Open Text's intellectual property rights may be difficult, particularly in some nations outside of the United States and Canada in which Open Text seeks to market its products. Certain of Open Text's license arrangements have required Open Text to make a limited confidential disclosure of portions of the source code for its products, or to place such source code into an escrow for the protection of another party. Despite the precautions taken by Open Text, it may be possible for unauthorized third parties to copy certain portions of Open Text's products or to reverse engineer or obtain and use information that Open Text regards as proprietary. Also, Open Text's competitors could independently develop technologies that are perceived to be substantially equivalent or superior to Open Text's technologies. Open Text's competitive position may be affected by its ability to protect its intellectual property. Although Open Text does not believe it is infringing on the intellectual property rights of others, claims of infringement are becoming increasingly common as the software industry develops and related legal protections, including patents, are applied to software products.

Although most of Open Text's technology is proprietary in nature, Open Text does include certain third party software in its products. In these cases, this software is licensed from the entity holding its intellectual property rights. Although Open Text believes that it has secured proper licenses for all third-party software that has been integrated into its products, third parties may assert infringement claims against Open Text in the future, and any such assertion may result in litigation, which may be costly and require Open Text to obtain a license for the software. Such licenses may not be available on reasonable terms or at all.

c)       Legal Proceedings, Litigation

The Harold Tilbury and Yolanda Tilbury Family Trust has brought an action against Open Text, before a single arbitrator, under the Ontario Arbitrations Act. The complaint alleges failure to pay amounts owing under a stock purchase agreement relating to Open Text's acquisition of Bluebird Systems Inc ("Bluebird"). The claim is for US$ 10 million, plus US$ 5 million in punitive damages. Open Text was not a party to the stock purchase agreement, but has been held to be the principal behind the transaction by the arbitrator so that if Open Text's subsidiary Bluebird is liable, Open Text would also be liable. The Company has counterclaimed and instituted an action under the Ontario Arbitrators Act against Harold Tilbury and Yolanda Tilbury as Trustees of the Tilbury Family Trust, and Harold Tilbury personally, claiming that not only is no further amounts owing but for reimbursement for parts of the purchase price of Bluebird. The Company is also seeking indemnification for breaches of the representations and warranties under the stock purchase agreement in the amount of approximately $6.5 million. This claim also asks for a rescission of a facility lease assumed on the purchase of Bluebird, or damages of $7 million, together with punitive damages of $1 million. It is not expected this matter will be heard before the spring of 2004. Open Text believes the claim made against it is without merit, and intends to defend the action vigorously. The arbitration process is inherently uncertain and unpredictable and accordingly there can be no assurances as to the ultimate outcome of the arbitration.

Beginning in July 2001, Eloquent Inc, ("Eloquent", a company acquired during fiscal 2003) and certain of its officers and directors were named as defendants in several class action shareholder complaints filed in the United States District Court for the Southern District of New York. These actions include (i) Pond Equities v. Eloquent, Inc., et al., Case No. 01-CV-6775; (ii) Zitto Investments, Inc. v. Eloquent, Inc., et al., Case No. 01-CV-7591; (iii) Bartula
v. Eloquent, Inc., et al., Case No. 01-CV-7607; and (iv) Holleran v. Eloquent, Inc., et al., Case No. 01-CV-7698. Similar complaints were filed in the same Court against hundreds of other public companies that conducted initial public offerings ("IPOs") of their common stock in the late 1990s (the "IPO Lawsuits"). In each of these complaints, the plaintiffs allege that Eloquent, certain of its officers and directors and its IPO underwriters violated the federal securities laws because Eloquent's IPO registration statement and prospectus contained untrue statements of material fact or omitted material facts regarding the compensation to be received by, and the stock allocation practices of, the IPO underwriters. The plaintiffs sought unspecified monetary damages and other relief.

On August 8, 2001, the IPO Lawsuits were consolidated for pretrial purposes before United States Judge Shira Scheindlin of the Southern District of New York. In late 2002 and early 2003 the various plaintiffs and issuer defendants entered into settlement discussions. In June 2003, Open Text's Board of Directors agreed in principle to a settlement proposal as described in a Memorandum of Understanding with the plaintiffs and an Issuer-Insurer Agreement with Open Text's insurers (the "Settlement Proposal"). Open Text has informed the plaintiffs and insurers that Open Text intends to execute and deliver the Memorandum of Understanding and Issuer - Insurer Agreement in the near future and the plaintiffs and insurers have informed Open Text that they are prepared to accept such delivery and enter into these agreements with Open Text. Under the Settlement Proposal, the issuers (including Open Text, as successor to Eloquent) are to be dismissed as parties from the litigation and will be released from all claims by the plaintiffs. Implementation of the Settlement Proposal requires execution and delivery of the Memorandum of Understanding and Issuer-Insurer Agreement by Open Text and approval by the court, and is expected to occur in late 2003 or early 2004. Open Text believes that these lawsuits are without merit and, if the Settlement Proposals are not implemented, intends to defend against them vigorously.

In the normal course of business the Company is subject to various other legal matters. While the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of these other matters will not have a materially adverse effect on its consolidated results of operations or financial conditions.

d) Current investments of Open Text (excluding investments in financial assets)

Centrinity
On November 1, 2002, Open Text completed the acquisition of all of the issued and outstanding shares of Centrinity, Inc. ("Centrinity") for cash consideration of $ 20.3 million. The transaction was completed by way of an amalgamation of Centrinity with 3801853 Canada Inc., a wholly-owned subsidiary of Open Text. The results of operations of Centrinity have been consolidated with those of Open Text beginning November 1, 2002.

Corechange
On February 25, 2003, Open Text Inc. ("OTI"), a wholly-owned subsidiary of Open Text, acquired all of the issued and outstanding shares of Corechange ("Corechange") through the merger of a wholly-owned subsidiary of OTI, with and into Corechange, with Corechange as the surviving corporation. Consideration for this acquisition is comprised of (i) cash consideration of $ 3.6 million paid on closing; (ii) additional cash consideration of $ 650,000 to be held in escrow in order to satisfy potential breaches of representations and warranties as provided for in the share purchase agreement; and (iii) additional cash consideration to be earned over the one-year period following closing, contingent on Corechange meeting certain revenue targets. The results of operations of Corechange have been consolidated with those of Open Text beginning February 25, 2003.

Eloquent
On March 20, 2003, Open Text completed an acquisition of all of the issued and outstanding shares of Eloquent ("Eloquent") for cash consideration of $ 6.7 million, of which $ 1.0 million will be held in escrow to secure certain representations, warranties and covenants of Eloquent in the acquisition agreement. The results of operations of Eloquent have been consolidated with those of Open Text beginning March 20, 2003.

Gauss
In October 2003, a 100% subsidiary of Open Text completed an acquisition by way of a sale and purchase agreement as well as a public tender offer and purchases in the public market of more than 75 % of the issued and outstanding shares of Gauss Interprise AG, Germany ("Gauss") for cash consideration of approximately EUR 8.50 million, of which up to a maximum of EUR 2.40 million will be held in escrow to secure certain representations, warranties and covenants of the former major shareholders of Gauss in the acquisition agreement and might therefore be reclaimed by the subsidiary of Open Text. The results of operations of Gauss will be consolidated with those of Open Text beginning October 16, 2003. To support the guarantee provided by Open Text's financial institution for consideration to be paid in the Gauss transaction, US$ 12.0 million of cash of Open Text was restricted, the majority of which has been released after payment of the purchase prices to shareholders.

e)       Property

The Company leases approximately 53,986 square feet (5,015 m(2)) of office space in two facilities in Waterloo, ON, Canada including its corporate headquarters' lease, which will expire on June 30, 2008 and one other lease with an expiry date on August 31, 2005. The Company also leases approximately 38,115 (3,540 m(2)) square feet of office space until April 30, 2012, in its operational headquarters in Chicago, IL for product development, marketing, consulting, support, administration and sales operations. The Company also leases Canadian field offices in Richmond Hill, ON; Toronto, ON and Ottawa, ON; US field offices in Albany, NY; Annapolis, MD; Boston, MA; Boulder, CO; Dublin, OH; Houston, TX; Livonia, MI; New York, NY; Los Angeles, CA; Irvine, CA, San Mateo, CA and Carlsbad, CA; and international field offices in Amsterdam, The Netherlands; Paris, France; Frankfurt, Germany; Munich, Germany; Hamburg, Germany; Unterhaching, Germany; Neu-Isenburg, Germany; Dusseldorf, Germany; Milan, Italy; Beaconsfield, UK; London, UK, Chiswick, UK, Bedford, UK; Shannon, Ireland; St. Gallen, Switzerland; Uppsala, Sweden; Stockholm, Sweden; Dubai, United Arab Emirates; Melbourne, Australia and Sydney, Australia. The current annualized total rent for the Company, is approximately USD $8.5 million.

5.       Management and Employees

a)       Board of Directors

The Board of Directors of Open Text is responsible for the management or for the supervision of the management of the business and affairs of the corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman and Lead Director, and officers of the Company. Each director of the Company has an obligation under the OBCA in exercising his powers and discharging his duties to act honestly and in good faith with a view to the best interests of Open Text and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

aa)      Directors

The following table sets forth certain information as to the members of the Board of Directors of Open Text as of November 10, 2003.



Name                            Age        Position with Open Text   Principal Occupation
Executive Directors

P. Thomas Jenkins                43         Director and Chief        Chairman and Chief Executive
Open Text Corporation, 185                  Executive Officer         Officer of Open Text
Columbia Street West,
Waterloo, Ontario, N2L 5Z5,
Canada

John Shackleton                  56         President and Director    President of Open Text
Open Text Inc.
2201 South Waukegan Road
Bannockburn, IL 60015-1577
USA

Non-Executive Directors

Richard C. Black                 35         Director                  Managing Partner of RBC Capital Partners,
Helix Investments Canada Inc.                                         a private equity firm
38 Old Mill Road
Toronto, Ontario M6S 4J9
Kanada

Randy Fowlie (1)(2)(3)           43         Director                  Chief Operating Officer and Chief
Inscriber Technology                                                  Financial Officer of Inscriber Technology
Corporation                                                           Corporation, a private software company
26 Peppler Street
Waterloo, Ontario N2J 3C4
Kanada

Peter Hoult (2)                  59         Director                  Strategic  Business  Consultant with Peter
Peter Hoult Management                                                Hoult  Management  Consultants,  a private
Consultants                                                           consulting firm
420 Stone Currie Drive
Hillsborough, NC 27278-9002,
USA

Brian Jackman (1)                62         Director                  Retired, Director of various public
Open Text Corporation                                                 companies
185 Columbia Street West
Waterloo, Ontario N2L 5Z5,
Kanada


David Johnston (1)(3)            62         Director                  President, Vice-Chancellor and Professor
University of Waterloo                                                of University of Waterloo
200 University Ave. West
Waterloo, Ontario N2L 3G1
Kanada

Ken Olisa (2)                    51         Director                  Chairman and Chief Executive Officer of
Interregnum Plc                                                       Interregnum Plc.,a public IT investment
22-23 Burlington Street                                               and advisory corporation
London, W1S 2JJ
United Kingdom

Stephen J. Sadler                52         Director                  Chairman and Chief Executive Officer of
Enghouse Systems Limited                                              Enghouse Systems Limited, a publicly
80 Tiverton Court, Suite 800                                          traded Canadian software and services
Markham, Ontario L3R OG4                                              company
Kanada

Michael Slaunwhite (2)(3)        42         Director                  Chairman and Chief Executive Officer of
Halogen Software Inc.                                                 Halogen Software Inc., a private software
17 Auriga Drive                                                       company.
Ottawa, Ontario K2E 7T9
Kanada



(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.
(3) Member of the Corporate Governance Committee.

P. Thomas Jenkins has served as a director of Open Text since December 1994 and as Chief Executive Officer of Open Text from July 1997. From December 1994 to July 1997, Mr. Jenkins held progressive executive positions within Open Text. From August 1993 until June 1994, he served as the Senior Vice President, Sales and Marketing, of DALSA, Inc., an electronic imaging manufacturer and from December 1989 until August 1993, Mr. Jenkins served as the Vice President/General Manager thereof.

John Shackleton has served as director of Open Text since January 1999 and as the President of Open Text since November 1998. From July 1996 to 1998. Mr. Shackleton served as President of the Platinum Solution division for Platinum Technology Inc. Prior to that he served as Vice President of Professional Services for the Central U.S. and South America at Sybase, Inc., as Vice President of Worldwide Consulting at ViewStar Corp., a document management imaging company, and he directed several consulting practices for Oracle Systems Corp.

Richard C. Black has served as a director of Open Text since December 1993. From 1993 to the present, Mr. Black has served as a Vice President of Helix Investments (Canada) Inc., a venture capital company. Mr. Black also serves as a director of LogicVision Inc. and numerous private companies. From March 2001 to the present Mr. Black has been a Managing Partner of RBC Capital Partners, a private equity firm.

Randy Fowlie has served as a director of Open Text since March 1998. From June 1999 to present, Mr. Fowlie has held the position of Chief Operating Officer and Chief Financial Officer of Inscriber Technology Corporation, a computer software company, and from February 1998 to June 1999, Mr. Fowlie was the Chief Financial Officer thereof. Prior thereto, Mr. Fowlie worked with KPMG Chartered Accountants since 1984 and was a tax partner since 1995. Mr. Fowlie is currently a member of the board of Inscriber Technology Corporation and CTT Communitech Technology Association.

Peter Hoult has served as a director of Open Text since December 2002. Mr. Hoult is a strategic business consultant with Peter Hoult Management Consultants, a firm he founded in 1993. He acts as a director of various public and private companies. From 1996 to 2000, Mr. Hoult was a Visiting Professor of Strategic Marketing at Babcock (Wake Forest University) and Fuqua (Duke University) Post-Graduate Business Schools. From 1972 to 1990, Mr. Hoult held various senior executive management positions with RJ Reynolds Industries.

Brian J. Jackman has served as a director of Open Text since December 2002 and currently serves as a director of several public companies. From 1982 until his retirement in September 2001, Mr. Jackman held various positions with Tellabs, Inc., a U.S. based manufacturer of telecommunications equipment, most recently as Executive Vice-President, President, Global Systems and Technologies and as a member of the board of directors of the company.

David Johnston has served as a director of Open Text since December 2002. Mr. Johnston has been the President and Vice-Chancellor and Professor, University of Waterloo since 1999. Prior thereto, Mr. Johnston was a Professor at the Faculty of Law at McGill University from 1994 to 1999 and Principal and Vice-Chancellor and Professor of Law at McGill University from 1979 to 1994. Mr. Johnston acts as a director to various public and private companies.

Ken Olisa has served as a director of Open Text since January 1998. Mr. Olisa has been Chairman & CEO of Interregnum Plc., an information technology advisory and investment company since 1992. From 1981 to 1992, Mr. Olisa held various positions with Wang Laboratories Inc., lastly that of Senior Vice President and General Manager, Europe, Africa and Middle East. Mr. Olisa is a director of several privately held information technology companies and serves as a Commissioner for the UK Postal Services Commission.

Stephen J. Sadler has served as a director of Open Text since September 1997. From April 2000 to present, Mr. Sadler has served as the Chairman and CEO of Enghouse Systems Limited, a software engineering company that develops GIS (Geographic Information Systems) as well as IVR (Interactive Voice Response Systems). Mr. Sadler was previously the Executive Vice President and Chief Financial Officer of GEAC from 1987 to 1990, was President and Chief Executive Officer of GEAC from 1990 to 1996, was Vice Chairman of GEAC from 1996 to 1998, and was a Senior Advisor to GEAC on acquisitions until May 1999. Prior to Mr. Sadler's involvement with GEAC, he held executive positions with Phillips Electronics Limited and Loblaws Companies Limited. Currently Mr. Sadler is Chairman of Helix Investments, a position he has held since early 1998.

Michael Slaunwhite has served as a director of Open Text since March 1998. Mr. Slaunwhite has served as CEO and Chairman of Halogen Software Inc., a leading vendor of products and services to the groupware marketplace, from 2000 to present, and as President and Chairman from 1995 to 2000. From 1994 to 1995, Mr. Slaunwhite was an independent consultant to a number of companies assisting them with strategic and financing plans. Mr. Slaunwhite was Chief Financial Officer of Corel Corporation from 1988 to 1993.

bb) Compensation of Directors

Directors who are salaried officers or employees of Open Text receive no compensation for serving as directors. Executive directors are Thomas Jenkins and John Shackleton. The aggregate compensation received by those executive directors as salaried officers or employees of Open Text in the fiscal year ending on June 30, 2003 (including salary, profit related bonuses, recovery of expenses, personal insurance payments, commissions and other remuneration) amounted to

                                US$ 1,231,545.19.

Non-employee directors of Open Text receive an annual retainer fee of US$ 10,000 and an additional $ 1,250 fee for each meeting attended, including committee meetings. Each committee chairman receives an annual retainer of $ 5,000. Non-employee directors of Open Text are also entitled to a yearly grant of

6,000 options to acquire Common Shares of Open Text. Open Text reimburses all directors for all reasonable expenses incurred by them in their capacity as directors. The aggregate compensation received by the 8 non-executive directors of Open Text in the fiscal year ending on June 30, 2003 (including salary, profit related bonuses, recovery of expenses, personal insurance payments, commissions and other remuneration) amounted to

                                 US$ 543,112.88.

b)       Officers

aa)      Named Officers

The following table sets forth certain information as to certain officers of Open Text holding key positions within Open Text (the Named Officers) as of November 10, 2003.




Name                             Age     Position with Open Text                Principal Occupation
Alan Hoverd                      55      Chief Financial Officer                Chief Financial Officer of Open Text
38  Leek   Crescent,   Richmond
Hill, Ontario L4B 4N8, Canada

Anik Ganguly                     44      Executive Vice President, Products     Executive Vice President, Products of
39209 Sixmile Road, Suite 250                                                   Open Text
Livonia, ML 48152, USA

Bill Forquer                     45      Executive Vice President, Marketing    Executive Vice President, Marketing of
6500 Emerald Parkway, Suite                                                     Open Text
200, Dublin, Ohio 43016 USA

Michael Farrell                  49      Executive Vice President, Sales &      Executive Vice President, Sales &
2201   South    Waukegan    Rd,          Marketing                              Marketing of Open Text
Bannockburn, IL 60015 - 1509



Alan Hoverd was appointed Chief Financial Officer of Open Text Corporation in April 2000. He joined Open Text as the Vice President of Finance in July 1999. Mr. Hoverd has over twenty-seven years of high tech experience, including five years as Vice President of Finance, Chief Financial Officer and a Director of Digital Equipment of Canada. He was also Manager of Business Planning for ten years at Digital Equipment of Canada. Mr. Hoverd has held several financial positions with IBM Canada, including Manager of Finance for the Storage and Peripherals division, and five years as Controller of Gulf Minerals of Canada.

Anik Ganguly was appointed Executive Vice President, Products in September 1999. He has been with Open Text since December of 1997, when Open Text acquired Campbell Services Inc. where Mr. Ganguly was President and CEO. From 1991 to 1997, he has been involved in Enterprise Software development and, in particular, the application of Internet standards to facilitate collaboration and communication across corporate boundaries. Mr. Ganguly has chaired an Internet Engineering Task Force working group and continues to be a strong proponent of open standards. Mr. Ganguly has a Bachelor of Engineering degree in Mechanical Engineering and received his MBA from the University of Wisconsin, Madison.

Bill Forquer was appointed Executive Vice President, Marketing in 2003. From 2001 to 2003, he served as Senior Vice President, Business Development of Open Text. Mr. Forquer has been involved with knowledge management systems his entire career. He has been with Open Text since June 1998, when Open Text acquired Information Dimensions, Inc. (IDI) where Mr. Forquer was President. Prior to being named President of IDI in 1996, Mr. Forquer held other executive management positions at IDI. Mr. Forquer began his career in 1981 at Battelle Laboratories developing software that subsequently was spun-off into IDI. Mr. Forquer has a B.S. in Mathematics Education and a M.S. in Computer and Information Science, both from The Ohio State University.

Michael Farrell has been with Open Text since 1992 and was appointed Executive Vice President, Sales & Marketing in 2003. From 2000 to 2003, he served as Executive VP, Worldwide Sales. Previously, he served as Executive Vice President, Global Business Development, based in the San Francisco, California office, since October of 1994. After a number of years in software consulting, marketing and sales, he founded Interleaf's Canadian-based operation in 1985, using Canadian venture capital funding. As President of Interleaf Canada, Mr. Farrell expanded the operation to four offices and fifty-five employees. Mr. Farrell graduated with an honors degree in Computer Science in 1976.

bb)      Compensation of Named Officers

The aggregate compensation received by the Named Officers in the fiscal year ending on June 30, 2003 (including salary, profit related bonuses, recovery of expenses, personal insurance payments, commissions and other remuneration) amounted to

                                US$ 1,774,658.07.

c) Open Text Shares held by the Members of the Board of Directors and the Named Officers

aa)      Directors


                            Number of Common        Percentage of
Name                          Shares Owned       outstanding  capital
---------------------      ------------------    --------------------
P. Thomas Jenkins (1)           1,021,100                2.53
John Shackleton (3)               1,514                   *
Richard Black (10)               12,000                  0.03
Randy Fowlie (6)                    0                     *
Peter J. Hoult                    1,000                   *
Brian Jackman                       0                     *
David Johnston (11)                400                    *
Ken Olisa (7)                       0                     *
Stephen J. Sadler (2)            131,800                 0.33
Michael Slaunwhite (5)            6,000                  0.01
All Directors                   1,161,814                2.9


Notes:

 (1) The Company requires the Chief Executive Officer and all other directors to own Common Shares in accordance with an equity ownership policy that is in the course of being finalized.

bb)      Officers


                       Number of Common         Percentage of
Name                    Shares Owned        outstanding capital
--------------------- -----------------     -------------------
Alan Hoverd                    0*                     *
Michael Farrell (4)         414,000                  1.39
Anik Ganguly (8)             9,232                    *
Bill Forquer (9)             6,544                    *
All Officers                429,776                  1,39


* Less than 1%

(1) Includes 510,550 Common Shares owned and options for 199,500 Common Shares which are vested and options for 25,000 Common Shares which will vest within 60 days of June 30, 2003.

(2) Includes 25,000 Common Shares owned and options for 425,000 Common Shares which are vested.

(3) Includes options for 375,000 Common Shares which are vested and 3,188 Common Shares owned.

(4) Includes 207,000 Common Shares owned and options for 66,000 Common Shares which are vested.

(5) Includes 3,000 Common Shares owned and options for 53,000 Common Shares which are vested.

(6)  Includes options for 46,000 Common Shares which are vested.

(7)  Includes options for 44,000 Common Shares which are vested.

(8) Includes options for 37,500 Common Shares which are vested and 4,161 Common Shares owned.

(9) Includes options for 30,000 Common Shares which are vested and 3,272 Common Shares owned.

(10) Includes options for 12,000 Common Shares which are vested.

(11) Includes 200 Common Shares .

d) Stock Options held by the Members of the Board of Directors and the Named Officers

The following table sets forth the options granted to members of the Board of Directors and the Named Executive Officers in the fiscal year ended June 30, 2003. The exercise price per share of each option was equal to the fair market value of the Common Shares on the grant date as determined by the Board of Directors of Open Text, and the options become exercisable at the rate of 25 % of the total option grant at the end of each of 4 annual periods from the date the options begin to vest. Open Text did not grant any stock appreciation rights during the fiscal year ending June 30, 2003. The potential realizable value represents amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation on the Common Shares over the term of the options. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect Open Text's estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Shares and the date on which the options are exercised. There can be no assurance that the rates of appreciation assumed in the table can be achieved or that the amounts reflected will be received by the members of the Board of Directors and the Named Executive Officers.


========================================================================================== ==============================
                                                                                            Potential realizable value
                                    Individual Grants                                       at assumed annual rates of
                                                                                           stock price appreciation for
                                                                                                    option term
------------------------------------------------------------------------------------------ ------------------------------
         Name             Number of       Percent of      Exercise      Expiration date          5%             10%
                          securities         total          price                               ($)             ($)
                          underlying     options/SARs      ($/sh)
                         options/SARs     granted to
                         granted (#)     employees in
                                          fiscal year
----------------------- --------------- ---------------- ------------ -------------------- --------------- --------------
P. Thomas Jenkins          100,000          23.39%         $20.78       August 7, 2012       3,306,843       1,311,797
----------------------- --------------- ---------------- ------------ -------------------- --------------- --------------
John Shackleton               -                -              -                -                 -               -
----------------------- --------------- ---------------- ------------ -------------------- --------------- --------------
Bill Forquer                  -                -              -                -                 -               -
----------------------- --------------- ---------------- ------------ -------------------- --------------- --------------
Michael Farrell               -                -              -                -                 -               -
----------------------- --------------- ---------------- ------------ -------------------- --------------- --------------
Anik Ganguly                  -                -              -                -                 -               -
----------------------- --------------- ---------------- ------------ -------------------- --------------- --------------
Other Members of the          -                -              -                -                 -               -
Board of Directors
----------------------- --------------- ---------------- ------------ -------------------- --------------- --------------
Other Named Officers          -                -              -                -                 -               -
======================= =============== ================ ============ ==================== =============== ==============


The following table sets forth options exercised and the values of outstanding options for Common Shares held by each of the Directors and each of the Named Executive Officers:



============================================================================================================================
Name                      Shares       Aggregate         Number of Common Shares        Value of unexercised in-the-money
                       acquired on                  underlying outstanding Options at      options at June 30, 2003(1)
                         exercise    value received           June 30, 2003                            ($)
                                                    ------------------------------------------------------------------------
                           (#)            ($)         Exercisable      Unexercisable    Exercisable      Unexercisable
----------------------------------------------------------------------------------------------------------------------------
P. Thomas Jenkins           -              -             199,500          212,500        3,198,375           752,625
----------------------------------------------------------------------------------------------------------------------------
John Shackleton             -              -             375,000                0        5,437,500                 0
----------------------------------------------------------------------------------------------------------------------------
Bill Forquer                -              -              30,000            5,000           427,175           56,875
----------------------------------------------------------------------------------------------------------------------------
Michael Farrell             -              -              66,000           12,500         905,004            121,875
----------------------------------------------------------------------------------------------------------------------------
Anik Ganguly                -              -              37,500            7,500           476,138           45,600
----------------------------------------------------------------------------------------------------------------------------
Other Members of the        -              -                   -                -                 -                -
Board of Directors
----------------------------------------------------------------------------------------------------------------------------
Other Named Officers        -              -                   -                -                 -                -
============================================================================================================================

Note:

(1) Based on the closing price of Open Text's Common Shares on the NASDAQ National Market on June 30, 2003.

e)       Employees

As of November 11, 2003, Open Text employed a total of 1169 individuals. The composition of this employee base is approximately as follows: 298 employees in sales and marketing, 295 employees in product development, 217 employees in professional services, 148 employees in customer support, and 211 employees in general and administrative roles. Open Text's employees are not subject to a labor union or collective bargaining agreement. Open Text is of the opinion that relations with its employees are strong.


VII.     Risk Factors

Certain statements in this Appendix constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, including those set forth in the following cautionary statements that may cause the actual results, performance or achievements of Open Text, or developments in Open Text's industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. The following risk factors, as well as all of the other information set forth herein, should be considered carefully in evaluating Open Text and its business. If any of the following risks were to occur, Open Text's business, financial condition and results of operations would likely suffer. In that event, the trading price of Open Text's Common Shares would likely decline.

1.       Technological Development, Market Acceptance

If Open Text does not continue to develop new technologically advanced products, future revenues will be negatively affected

Open Text's success will depend on its ability to design, develop, test, market, license and support new software products and enhancements of current products on a timely basis in response to both competi-tive products and evolving demands of the marketplace. In addition, new software products and enhancements must remain compatible with standard platforms and file formats. Presently, Open Text is continuing to enhance the capability of its Livelink software to enable users to form workgroups and collaborate on intranets and the Internet. Open Text increasingly must integrate software licensed from third parties with its own software to create or improve intranet and Internet products. These products are key to the success of Open Text's strategy, and Open Text may not be successful in developing and marketing these and other new software products and enhancements. If Open Text is unable to successfully integrate the technologies licensed from third parties, to develop new software products and enhancements to existing products, or to complete products currently under development, or if such integrated or new products or enhancements do not achieve market acceptance, Open Text's operating results will materially suffer. In addition, if new industry standards emerge that Open Text does not anticipate or adapt to, Open Text's software products could be rendered obsolete and its business would be materially harmed.

If Open Text's products and services do not gain market acceptance, Open Text may not be able to increase its revenues

Open Text is continually working on the development of, and improvements to, new versions of Livelink and other products. In June 2003 Open Text released Livelink LaunchForce an application that offers closed-loop distribution of critical information to a distributed field-sales organization. This product based on rich-media technology acquired by Open Text from Eloquent, significantly speeds up training for sales forces and simultaneously helps large sales organizations save money. In August 2003 Open Text released Livelink 9.2 that significantly advances the ease of use of the system and added significant capabilities to support team collaboration. In addition Open Text continues to improve Meeting Zone based on customer feedback. The primary market for Open Text's software and services is rapidly evolving. As is typical in the case of a new and rapidly evolving industry, demand for and market acceptance of products and services that have been released recently or that are planned for future release are subject to a high level of uncertainty. If the markets for Open Text's products and services fail to develop, develop more slowly than expected or become saturated with competitors, Open Text's business will suffer. Open Text may be unable to successfully market its current products and services, develop new software products, services and enhancements to current products and services, complete customer installations on a timely basis, or complete products and services currently under development. If Open Text's products and services or enhancements do not achieve and sustain market acceptance, Open Text's business and operating results will be materially harmed.

2.       Competition

Current and future competitors could have a significant impact on Open Text's ability to generate future revenue and profits

The markets for Open Text's products are new, intensely competitive, subject to rapid technological change and are evolving rapidly. Open Text expects competition to increase and intensify in the future as the markets for Open Text's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of Open Text can be expected in the near future. Open Text may not be able to compete effectively with current and future competitors. If competitors were to engage in aggressive pricing policies with respect to competing products, or significant price competition were to otherwise develop, Open Text would likely be forced to lower its prices. This could result in lower revenues, reduced margins, loss of customers, or loss of market share for Open Text.

Current and future competitors could have a significant impact on Open Text's ability to generate future revenue and profits

The markets for Open Text's products are new, intensely competitive, subject to rapid technological change and are evolving rapidly. Open Text expects competition to increase and intensify in the future as the markets for Open Text's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of Open Text can be expected in the near future. Open Text may not be able to compete effectively with current and future competitors. If competitors were to engage in aggressive pricing policies with respect to competing products, or significant price competition were to otherwise develop, Open Text would likely be forced to lower its prices. This could result in lower revenues, reduced margins, loss of customers, or loss of market share for Open Text.

3.       Intellectual Property Rights

Other companies may claim that Open Text's intellectual property violates their patents, which could result in significant costs to defend and if Open Text is not successful could have a significant impact on Open Text's ability to generate future revenue and profits

Although Open Text does not currently believe that it is infringing on the intellectual property of other companies, as software patents become more prevalent, it is possible that certain parties will claim that Open Text's products violate their patents. Such claims could be disruptive to Open Text's ability to generate revenue and may result in significantly increased costs as Open Text attempts to license the patents or rework its products to ensure that they are not in violation of the claimant's patents or dispute the claims.

Failure to protect our intellectual property could harm our ability to compete effectively

Open Text is highly dependent on its ability to protect its proprietary technology. Open Text's efforts to protect its intellectual property rights may not be successful. Open Text relies on a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights. Open Text has not sought patent protection for its products. While US and Canadian copyright laws, international conventions and international treaties may provide meaningful protection against unauthorized duplication of software, the laws of some foreign jurisdictions may not protect proprietary rights to the same extent as the laws of Canada or the United States. Software piracy has been, and can be expected to be, a persistent problem for the software industry. Enforcement of Open Text's intellectual property rights may be difficult, particularly in some nations outside of the United States and Canada in which Open Text seeks to market its products. Despite the precautions taken by Open Text, it may be possible for unauthorized third parties, including competitors, to copy certain portions of Open Text's products or to reverse engineer or obtain and use information that Open Text regards as proprietary. Although Open Text does not believe that its products infringe on the rights of third parties, third parties may assert infringement claims against Open Text in the future, and any such assertions may result in costly litigation or require Open Text to obtain a license for the intellectual property rights of third parties, such licenses may not be available on reasonable terms, or at all.

4.       Acquisition of Ixos

Changes in the market value of the Common Shares may adversely affect the value of the consideration that IXOS shareholders receive for their IXOS shares.

Under the Offer, IXOS shareholders may elect to receive Offered Open Text Shares and Offered Open Text Warrants as consideration for their IXOS shares. The market price of the Common Shares has been highly volatile and subject to wide fluctuations. As a result, the value of the Common Shares and Warrants may differ materially from that prevailing at the date hereof or at the time the Offer is completed because of fluctuation in the price of the Common Shares. There will be no adjustment to the Common Share and Warrant consideration payable under the Offer due solely to changes in the market price of the Common Shares.

Open Text and IXOS may not successfully integrate or achieve the anticipated benefits of the business combination, which could adversely affect the price of the Common Shares.

After completion of the Offer, the combined company must successfully integrate, among other things, certain product offerings, product development, sales and marketing, administrative and customer service functions, and management information systems. The announcement and completion of the Offer, and integration of the businesses of Open Text and IXOS may cause disruptions, including potential loss of customers, suppliers, and other business partners, in the business of Open Text or IXOS, which could have material adverse effects on each company's or the combined company's business and operations. In addition, Open Text may not be able to retain the management and key employees of IXOS.

It is possible that these integration efforts will not be completed as efficiently as planned or will distract management from the operations of the combined company. Expected cost savings from the business combination may not be fully realized or realized within the expected time frame.

5.       Dependence on Key Personnel

If Open Text is not able to attract and retain top employees, Open Text's ability to compete may be harmed

Open Text's performance is substantially dependent on the performance of its executive officers and key employees. The loss of the services of any of its executive officers or other key employees could significantly harm Open Text's business. Open Text does not maintain "key person" life insurance policies on any of its employees. Open Text's success is also highly dependent on its continuing ability to identify, hire, train, retain and motivate highly qualified management, technical, sales and marketing personnel, including recently hired officers and other employees. Specifically, the recruitment of top research developers, along with experienced salespeople, remains critical to Open Text's success. Competition for such personnel is intense, and Open Text may not be able to attract, integrate or retain highly qualified technical and managerial personnel in the future.

6.       Liability for Defects and Errors

Open Text's products may contain defects that could harm Open Text's reputation, be costly to correct, delay revenues, and expose Open Text to litigation

Open Text's products are highly complex and sophisticated and, from time to time, may contain design defects or software errors that are difficult to detect and correct. Errors may be found in new software products or improvements to existing products after commencement of commercial shipments, or, if discovered, Open Text may not be able to successfully correct such errors in a timely manner, or at all. In addition, despite tests carried out by Open Text on all its products, Open Text may not be able to fully simulate the environment in which its products will operate and, as a result, Open Text may be unable to adequately detect design defects or software errors inherent in its products and which only become apparent when the products are installed in an end-user's network. The occurrence of errors and failures in Open Text's products could result in loss of or delay in market acceptance of Open Text's products, and alleviating such errors and failures in Open Text's products could require significant expenditure of capital and other resources by Open Text. Because Open Text's end-user base consists of a limited number of end-users, the harm to Open Text's reputation resulting from product errors and failures would be damaging to Open Text. Open Text regularly provides a warranty with its products and the financial impact of these warranty obligations may be significant in the future. Open Text's agreements with its strategic partners and end-users typically contain provisions designed to limit Open Text's exposure to claims, such as exclusions of all implied warranties and limitations on damage remedies and the availability of consequential or incidental damages. However, such provisions may not effectively protect Open Text against claims and related liabilities and costs. Although Open Text maintains errors and omissions insurance coverage and comprehensive liability insurance coverage, such coverage may not be adequate and all claims may not be covered. Accordingly, any such claim could negatively affect Open Text's financial condition.

7.       International Expansion and Operations

Acquisitions, investments, joint ventures and other business initiatives may negatively affect our operating results

Open Text acquired three companies in fiscal 2003 and continues to seek out opportunities to acquire or invest in businesses, products and technologies that expand, complement or are otherwise related to Open Text's current business or products. Open Text also considers from time to time, opportunities to engage in joint ventures or other business collaborations with third parties to address particular market segments. These activities, including the fiscal 2003 acquisitions, create risks such as the need to integrate and manage the businesses acquired with the business of Open Text, additional demands on Open Text's management, resources, systems, procedures and controls, disruption of Open Text's ongoing business, and diversion of management's attention from other business concerns. Moreover, these transactions could involve substantial investment of funds and/or technology transfers and the acquisition or disposition of product lines or businesses. Also, such activities could result in one-times charges and expenses and have the potential to either dilute existing shareholders or result in the assumption of debt. Such acquisitions, investments, joint ventures or other business collaborations may involve significant commitments of financial and other resources of Open Text. Any such activity may not be successful in generating revenue, income or other returns to Open Text, and the financial or other resources committed to such activities will not be available to Open Text for other purposes. Open Text's inability to address these risks could negatively affect Open Text's operating results.

Open Text's international operations expose Open Text to business risks that could cause Open Text's operating results to suffer

Open Text intends to continue to make efforts to increase its international operations and anticipates that international sales will continue to account for a significant portion of its revenue. Revenues derived outside of North America represented 42%, 40% and 41% of total revenues for fiscal 2003, fiscal 2002 and fiscal 2001 respectively. These international operations are subject to certain risks and costs, including the difficulty and expense of administering business abroad, compliance with foreign laws, compliance with domestic and international import and export laws and regulations, costs related to localizing products for foreign markets, and costs related to translating and distributing products in a timely manner. International operations also tend to expose Open Text to a longer sales and collection cycle, as well as potential losses arising from currency fluctuations, and limitations regarding the repatriation of earnings. Significant international sales may also expose Open Text to greater risk from political and economic instability, unexpected changes in Canadian, US or other governmental policies concerning import and export of goods and technology, and other regulatory requirements and tariffs and other trade barriers. In addition, international earnings may be subject to taxation by more than one jurisdiction, which could also materially adversely affect Open Text's results of operations. Moreover, international expansion may be more difficult, time consuming, and costly. As a result, if revenues from international operations do not offset the expenses of establishing and maintaining foreign operations, Open Text's operating results will suffer.

8.       Expansion of Product Line

Open Text may not achieve its anticipated revenues if it does not expand its product line

Substantially all of Open Text's revenues are currently derived from its Livelink and related products and services offered by Open Text in the Internet, intranet and extranet markets. Accordingly, Open Text's future results of operations will depend, in part, on expanding its product-line and related services. To achieve its revenue goals, Open Text must also continue to enhance these products and services to meet the evolving needs of its customers. A reduction in demand or increase in competition in the market for Internet or intranet applications, or a decline in licenses of Livelink and related services, would significantly harm Open Text's business.

9.       Interest Rate Risks

Changes of the interest rate which must be paid or which is available to Open Text at the debt capital market will adversely affect Open Text's total revenues, operating expenses, and net income.

As of November 10, 2003 Open Text has entered into a Credit Agreement (cf. page
122. below), under which certain credit institutions grant to Open Text a loan in the amount of up EUR 123,000,000 for the financing of the acquisition of IXOS. Any advances under the Credit Facilities will bear interest on a floating rate basis. Interest expenses incurred by Open Text on any indebtedness under the Credit Agreement will represent a new and potentially significant expense to Open Text. Open Text is exposed to the risk of changes of such market interest rates and any changes will have an impact on Open Text's total revenues, operating expenses, and net income.

Open Text is also exposed to interest rate fluctuations relating to its investment portfolio. Open Text primarily invests its cash in short-term high-quality securities with reputable financial institutions. The primary objective of Open Text's investment activities is to preserve principal while at the same time maximizing the income Open Text receives from its investments without significantly increasing risk. Open Text does not use derivative financial instruments in its investment portfolio. The interest income from Open Text's investments is subject to interest rate fluctuations, which Open Text believes would not have a material impact on the financial position of Open Text.

All highly liquid investments with a maturity of less than three months at the date of purchase are considered to be cash equivalents. All investments with maturities of three months or greater are classified as available-for-sale and considered to be short-term investments. Some of the securities that Open Text has invested in may be subject to market risk. This means that a change in the prevailing interest rates may cause the principal amount of the investment to fluctuate. The impact on net interest income of a 100 basis point adverse change in interest rates for the fiscal year ended June 30, 2003 would have been a decrease of approximately $1.0 million.

10.      Foreign Currency Risk

Open Text has net monetary asset and liability balances in foreign currencies other than the U.S. Dollar, including the Canadian Dollar ("CDN"), the Pound Sterling ("GBP"), the Australian dollar ("AUD"), the Swiss Franc ("CHF"), the Danish Kroner ("DKK"), the Arabian Durham ("AED"), and the Euro ("EUR"). Open Text's cash and cash equivalents are primarily held in U.S. Dollars.

Open Text's net income is affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies as a result of transactions in foreign markets. Approximately 42%, 40%, and 41% of Open Text's total revenues in fiscal 2003, 2002, and 2001, respectively, were derived from operations outside of North America. Approximately 46%, 45%, and 42% of Open Text's operating expenses in fiscal 2003, 2002 and 2001, respectively, were incurred from operations outside of North America. Open Text does not currently use financial instruments to hedge operating expenses in foreign currencies. Open Text intends to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

The following tables provide a sensitivity analysis on Open Text's exposure to changes in foreign exchange rates. For foreign currencies where Open Text engages in material transactions, the following table quantifies the impact that a 10% decrease against the U.S. dollar would have had on Open Text's total revenues, operating expenses, and net income for the year ended June 30, 2003. This analysis is presented in both functional and transactional currency. Functional currency represents the currency of measurement for each of an entity's domestic and foreign operations. Transactional currency represents the currency the underlying transactions take place in. The impact of changes in foreign exchange rates for those foreign currencies not presented in these tables is not material.


                              10% Change in Functional Currency
                        ----------------------------------------------
                          Total       Operating             Net
                         Revenue        Expenses           Income
                        ----------------------------------------------
Euro                    $(3,525)         $1,866           $(1,659)
British Pound            (2,201)          1,476              (725)
Swiss Franc                (849)            667              (182)

                             10% Change in Transactional Currency
                        ----------------------------------------------
                         Total        Operating              Net
                        Revenue         Expenses           Income
                        ----------------------------------------------
Euro                   $(3,314)         $1,813           $(1,501)
British Pound           (2,056)          1,416              (640)
Canadian Dollar         (1,307)          3,291             1,984
Swiss Franc               (403)            652               249

Open Text is therefore to a considerable degree exposed to the risk of changes in foreign exchange rates and such changes will have an impact on Open Text's total revenues, operating expenses, and net income.

11.      Management of Growth

Open Text must continue to manage its growth or its operating results could be adversely affected

Over the past several years, Open Text has experienced growth in revenues, operating expenses, and product distribution channels. In addition, Open Text's markets have continued to evolve at a rapid pace. The total number of employees of Open Text has grown from 292 as of September 1, 1996 to 1,196, excluding contractors, as of June 30, 2003. Open Text believes that continued growth in the breadth of its product lines and services and in the number of personnel will be required in order to establish and maintain Open Text's competitive position. Moreover, Open Text has grown significantly through acquisitions in the past and continues to review acquisition opportunities as a means of increasing the size and scope of its business. Open Text's growth, coupled with the rapid evolution of Open Text's markets, has placed, and is likely to continue to place, significant strains on its administrative and operational resources and increased demands on its internal systems, procedures and controls. Open Text's administrative infrastructure, systems, procedures and controls may not adequately support Open Text's operations and Open Text's management may not be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for Open Text's products and services and to successfully integrate any business acquisitions in the future. If Open Text is unable to manage growth effectively, Open Text's operating results will likely suffer.

12.      Fluctuation of Quarterly Results

Open Text's quarterly revenues and operating results are likely to fluctuate which could impact the price of Open Text's Common Shares

Open Text has experienced, and is likely to continue to experience, significant fluctuations in quarterly revenues and operating results caused by many factors, including changes in the demand for Open Text's products, the introduction or enhancement of products by Open Text and its competitors, market acceptance of enhancements or products, delays in the introduction of products or enhancements by

Open Text or its competitors, customer order deferrals in anticipation of upgrades and new products, changes in Open Text's pricing policies or those of its competitors, delays involved in installing products with customers, the mix of distribution channels through which products are licensed, the mix of products and services sold, the mix of international and North American revenues, foreign currency exchange rates and general economic conditions.

Like many other software companies, Open Text has generally recognized a substantial portion of its revenues in the last weeks of each quarter. Accordingly, the cancellation or deferrals of even a small number of licenses or delays in installations of Open Text's products could have a material adverse effect on Open Text's results of operations in any particular quarter. Open Text also has noted historically lower sales in July and August than in other months, which has resulted in proportionately lower revenues recorded in the quarter ended September 30 than in other quarters. Because of the impact of the timing of product introductions and the rapid evolution of Open Text's business and the markets it serves, Open Text cannot predict whether seasonal patterns experienced in the past will continue. For these reasons, no one should rely on period-to-period comparisons of Open Text's financial results to forecast future performance. It is likely that Open Text's quarterly revenue and operating results will vary significantly in the future and if a shortfall in revenue occurs or if operating costs increase significantly, the market price of our Common Shares could decline.

13.      Distributors

A reduction in the number or sales efforts by distributors could materially impact Open Text's revenues

A portion of Open Text's revenue is derived from the license of its products through third parties. Open Text's success will depend, in part, upon its ability to maintain access to existing channels of distribution and to gain access to new channels if and when they develop. Open Text may not be able to retain a sufficient number of its existing or future distributors. Distributors may also give higher priority to the sale of other products (which could include products of competitors) or may not devote sufficient resources to marketing Open Text's products. The performance of third party distributors is largely outside the control of Open Text and Open Text is unable to predict the extent to which these distributors will be successful in marketing and licensing Open Text's products. A reduction in sales efforts, or a decline in the number of distributors, or the discontinuance of sales of Open Text's products by its distributors could lead to reduced revenue.

14.      Third Party Software

Open Text currently depends on certain third-party software, the loss of which could result in increased costs of, or delays in, licenses of Open Text's products

For a limited number of product modules, Open Text relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and which is used in its products to perform key functions. These third-party software licenses may not continue to be available to us on commercially reasonable terms, and the related software may not continue to be appropriately supported, maintained, or enhanced by the licensors. The loss of license to use, or the inability of licensors to support, maintain, and enhance any of such software, could result in increased costs, delays, or reductions in product shipments until equivalent software is developed or licensed, if at all, and integrated.

15.      Infrastructure Software

Open Text's products rely on the stability of various infrastructure software which, if not stable, could negatively impact the effectiveness of Open Text's products, resulting in harm to the reputation and business of Open Text

Developments of internet and intranet applications by Open Text depends on the stability, functionality and scalability of the infrastructure software of the underlying intranet, such as that of Sun, HP, Oracle, Microsoft and others. If weaknesses in such infrastructure software exist, Open Text may not be able to correct or compensate for such weaknesses. If Open Text is unable to address weaknesses resulting from problems in the infrastructure software such that Open Text's products do not meet customer needs or expectations, Open Text's business and reputation may be significantly harmed.

16.      Sales Cycles

The length of Open Text's sales cycle can fluctuate significantly which could result in significant fluctuations in license revenue being recognized from quarter to quarter

Because the decision by a customer to purchase Open Text's products often involves relatively large-scale implementation across the customer's network or networks, licenses of these products may entail a significant commitment of resources by prospective customers, accompanied by the attendant risks and delays frequently associated with significant expenditures and lengthy sales cycle and implementation procedures. Given the significant investment and commitment of resources required by an organization in order to implement Open Text's software, Open Text's sales cycle tends to take considerable time to complete. Particularly in the current economic environment of reduced information technology spending, it can take several months, or even quarters, for sales opportunities to translate into revenue. If installation of Open Text's products in one or more customers takes longer than originally anticipated, the date on which revenue from these licenses could be recognized would be delayed. Such delays could cause Open Text's revenues to be lower than expected in a particular period.

17.      Volatility of Shares

The volatility of Open Text's stock price could lead to losses by shareholders

The market price of the Common Shares has been highly volatile and subject to wide fluctuations. Such fluctuations in market price may continue in response to quarterly variations in operating results, announcements of technological innovations or new products by Open Text or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of Open Text's operating results in a particular quarter to meet market expectations may adversely affect the market price of the Common Shares, resulting in losses to shareholders. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Due to the volatility of our stock price, Open Text could be the target of securities litigation in the future. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on Open Text's business and operating results.

18. Limitations on trading in Offered Open Text Shares, Offered Open Text Warrants and Open Text Shares issued on the basis of the Offered Open Text Warrants

No trade of shares in the USA or resale to persons residing in the USA: Offered Open Text Warrants, Open Text Shares issued on the basis of the Offered Open Text Warrants and Offered Open Text Warrants may not be offered or sold to or in agency for or for the benefit of a US-resident person, unless a statutory exemption applies, as set out in the US Securities Act 1933 or in other applicable domestic share legislation. Certificates for Offered Open Text Shares, Open Text Shares issued on the basis of Offered Open Text Warrants and Offered Open Text Warrants will contain legends to this effect.

A statutory exemption to the registration requirements of relevant USA federal securities legislation in respect of the resale of Offered Open Text Shares, of Open Text Shares issued on the basis of Offered Open Text Warrants and of Offered Open Text warrant may in general be available if such shares are sold on the Toronto Stock Exchange (TSX), conditional upon such shares not being knowingly sold to a US-resident person and on a declaration to this effect being produced and made available to the transfer agent for the Open Text Shares, Computershare Trust Company of Canada.

Additionally, it should be noted that the resale of Offered Open Text Shares and Open Text shares issued on the basis of Offered Open Text Warrants may in general be carried out only in accordance with the prevailing regulations of the relevant securities market on the Nasdaq (but see USA above) or the TSX or through over-the-counter trading on the securities markets in Berlin-Bremen, Frankfurt/Main, Munich and Stuttgart in Germany. The resale of Offered Open Text Shares, of Open Text Shares issued on the basis of Offered Open Text Warrants and Offered Open Text Warrants may under certain circumstances be subject to certain limitations on resale in accordance with the relevant statutory regulations. Holders of Offered Open Text Shares, of Open Text Shares issued on the basis of Offered Open Text Warrants and of Offered Open Text Warrants should consult their own advisors with regard to compliance with the statutory requirements applicable to such a resale.

Note: Trading in, selling, transferring or holding Offered Open Text Shares and Offered Open Text Warrants can be more expensive in Canada and the USA than trading in, selling, transferring or holding Offered Open Text Shares and Offered Open Text Warrants in Germany. In addition it is to be noted that persons in Germany who do not trade in or hold listed securities on a European stock exchange will under certain circumstances have to bear costs greater than those associated with trading in securities listed on a European Stock Exchange; consultation with advisors, banks or stockbrokers is this regard is recommended.

VIII.    Financial Information


1.       Financial Data

The following table sets forth selected consolidated financial data of Open Text for the periods indicated. The financial data should be read in conjunction with "Management's Report" and the Consolidated Financial Statements and related notes of Open Text appearing elsewhere in this Appendix 1. The selected consolidated statement of operations data set forth below for the fiscal years ended June 30, 2003, 2002 and 2001 and the consolidated balance sheet data as of June 30, 2003 and 2002 are derived from our consolidated financial statements, which have been audited by KPMG LLP, an independent public accountant, and which are included elsewhere in this Appendix. The selected consolidated statement of operations data set forth below for the fiscal years ended June 30, 2000 and 1999 and the consolidated balance sheet data as of June 30, 2001, 2000 and 1999 are derived from audited consolidated financial statements that are not included in this Appendix.

                                       54

                                                                 Fiscal Year Ended June 30,
                                                      2003         2002            2001           2000          1999
                                                   --------     ----------      --------        --------      --------
                                                                (in thousands, except per share data)
Statement of Operations Data:
Revenues:
  License & networking                               $75,991      $ 65,984        $73,752         $57,574      $ 53,657
  Customer support                                    63,091        48,707         40,316          26,641        20,411
  Service                                             38,643        39,681         35,709          30,180        18,989
                                                    --------     ---------       --------        --------      --------
Total revenues                                       177,725       154,372        149,777         114,395        93,057

Cost of revenues:
  License & networking                                 6,550         5,341          5,878           2,685         1,819
  Customer support                                    10,406         8,364          7,632           5,731         3,151
  Service                                             28,241        27,411         27,043          25,670        15,374
                                                    --------     ---------       --------        --------      --------
Total cost of revenues                                45,197        41,116         40,553          34,086        20,344
Gross profit                                         132,528       113,256        109,224          80,309        72,713
Operating expenses:
    Research and development                          29,324        24,071         24,311          17,743        11,373
    Sales and marketing                               54,532        51,084         51,317          42,928        36,441
    General and administrative                        13,509        12,498         13,191          19,832         5,921
    Depreciation                                       5,009         5,587          5,178           4,586         4,225
    Amortization of acquired intangible assets         3,236         6,506          5,460           2,962         2,194
    Acquired in Process Research and Development
       and write-down of intangible assets                 -             -              -               -         3,419
    Restructuring costs                                    -             -              -           1,774           329
                                                    --------     ---------       --------        --------      --------
       Total operating expenses                      105,610        99,746         99,457          89,825        63,902
                                                    --------     ---------       --------        --------      --------
Income (loss) from operations                         26,918        13,510          9,767         (9,516)         8,811
Other income (loss)                                    2,788         1,613        (2,417)          48,965           427
Interest income                                        1,283         1,853          4,736           6,161         2,342
Interest expense                                        (55)          (16)         $ (61)           (109)          (47)
                                                    --------     ---------       --------        --------      --------
 Income before income  taxes                          30,934        16,960         12,025          45,501        11,533
Provision for (recovery of) income taxes               3,177           289          1,229          20,422       (8,637)
                                                    --------     ---------       --------        --------      --------
Net income for the year                             $ 27,757      $ 16,671        $10,796         $25,079      $ 20,170
                                                    ========     =========       ========        ========      ========
Net income per share, basic                           $ 1.42         $0.83         $ 0.54           $1.12        $ 0.96
                                                    ========     =========       ========        ========      ========
Net income per share, diluted                         $ 1.34        $ 0.78         $ 0.50           $1.03        $ 0.85
                                                    ========     =========       ========        ========      ========
Weighted average Common Shares
    outstanding, basic                                19,525        19,979         20,032          22,349        20,914
                                                    ========     =========       ========        ========      ========
Weighted average Common Shares
    outstanding, diluted                              20,697        21,239         21,466          24,421        23,729
                                                    ========     =========       ========        ========      ========



                                                                                     June 30,
                                                        2003           2002            2001           2000            1999
                                                      ---------      ----------      ---------       --------        --------
Balance Sheet Data:                                                                     (in thousands)
Cash and cash equivalents                              $116,554       $ 109,895       $ 87,526        $113,918        $140,256
Working capital                                          94,440         103,897         82,030          98,008         197,595
Total assets                                            238,687         186,847        175,002         183,250         264,774
Long-term liabilities                                     6,608               -              -               -               -

Open Text's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and are presented in United States dollars unless otherwise indicated. All references in this Appendix to financial information concerning Open Text refer to such information in accordance with US GAAP and all dollar amounts in this Appendix are in United States dollars unless otherwise indicated.

In fiscal 2003, Open Text recorded total revenues of $ 177.7 million, a record for a company fiscal year, due to a number of factors including an increase in new customers, additional license transactions completed with existing customers, and the acquisitions of Centrinity, Corechange, and Eloquent, as well as favorable movement in foreign exchange rates. Open Text achieved overall profitability in fiscal 2003 for the fifth straight year, while it achieved profitability from operations for the third straight year. In addition, cash and cash equivalents increased to $ 116.6 million as of June 30, 2003, while cash flow from operations totaled $ 40.0 million for fiscal 2003. During fiscal 2003, Open Text repurchased 756,000 Common Shares in the open market for a total purchase price of $ 17.3 million. Open Text's days sales outstanding (DSO) decreased significantly from 72 days at June 30, 2002 to 61 days at June 30, 2003. Geographic segment information regarding Open Text is presented in Note 12 to Open Text's Consolidated Financial Statements.

a)       Critical Accounting Policies and Estimates

Open Text's Consolidated Financial Statements are prepared in accordance with US GAAP. The preparation of the Consolidated Financial Statements in accordance with US GAAP necessarily requires Open Text to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Open Text evaluates its estimates, including those related to revenues, bad debts, investments, intangible assets, income taxes, contingencies and litigation. Open Text bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of Open Text's control.

Open Text believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Revenue
Open Text currently derives all of its revenues from licenses of software products and related services. Revenue is recognized in accordance with Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, and to the extent applicable, Securities and Exchange Commission Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements".

Product license revenue is recognized under SOP 97-2 when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable, and (iv) collectibility is probable and supported and the arrangement does not require services that are essential to the functionality of the software.

(1) Persuasive Evidence of an Arrangement Exists - Open Text determines that persuasive evidence of an arrangement exists with respect to a customer under
(a) an executed license agreement, which is signed by both the customer and Open Text, or (b) a purchase order, quote or binding letter-of-intent received from and signed by the customer, in which case the customer has either previously executed a license agreement with Open Text or will receive a shrink-wrap license agreement with the software. Open Text does not offer product return rights to end users or resellers.

(2) Delivery has Occurred - Open Text's software may be either physically or electronically delivered to the customer. Open Text determines that delivery has occurred upon shipment of the software pursuant to the billing terms of the arrangement or when the software is made available to the customer through electronic delivery. Customer acceptance generally occurs at shipment.

(3) The Fee is Fixed or Determinable - If at the outset of the customer arrangement, Open Text determines that the arrangement fee is not fixed or determinable, revenue is typically recognized when the arrangement fee becomes due and payable.

(4) Collectibility is Probable and Supported - Open Text determines whether collectibility is probable and supported on a case-by-case basis. Open Text may generate a high percentage of its license revenue from its current customer base, for whom there is a history of successful collection. Open Text assesses the probability of collection from new customers based upon the number of years the customer has been in business and a credit review process, which evaluates the customer's financial position and ultimately their ability to pay. If Open Text is unable to determine from the outset of an arrangement that collectibility is probable based upon its review process, revenue is recognized as payments are received.

With regard to software arrangements involving multiple elements, Open Text allocates revenue to each element based on the relative fair value of each element. Open Text's determination of fair value of each element in multiple-element arrangements is based on vendor-specific objective evidence ("VSOE"). Open Text limits its assessment of VSOE for each element to the price charged when the same element is sold separately. Open Text has analyzed all of the elements included in its multiple-element arrangements and has determined that it has sufficient VSOE to allocate revenue to consulting services and post-contract customer support ("PCS") components of its license arrangements. Open Text sells its consulting services separately, and has established VSOE for these services on this basis. VSOE for PCS is determined based upon the customer's annual renewal rates for these elements. Accordingly, assuming all other revenue recognition criteria are met, revenue from perpetual licenses is recognized upon delivery using the residual method in accordance with SOP 98-9, and revenue from PCS is recognized ratably over the respective term of the maintenance contract, typically one year.

Services revenue consists of fees from consulting services and PCS. Consulting services include needs assessment, software integration, security analysis, application development and training. Open Text generally bills consulting services fees on a time and materials basis. Open Text's consulting services are not essential to the functionality of its software. Open Text's software products are fully functional upon delivery and implementation and generally do not require any significant modification or alteration for customer use. Customers purchase consulting services to facilitate the adoption of Open Text's technology and may dedicate personnel to participate in the services being performed, but they may also decide to use their own resources or appoint other professional service organizations to provide these services. Software products are billed separately from professional services. Open Text recognizes revenue from consulting services as services are performed. Open Text's customers typically purchase PCS annually, and Open Text prices PCS based on a percentage of the product license fee. Customers purchasing PCS receive product upgrades, Web-based technical support and telephone hot-line support.

Network revenues consist of revenues earned from customers under an application service provider ("ASP") model. Under this model, customers pay a monthly fee that entitles them to use of Open Text's software on a secure, hosted, third-party server. These revenues are recognized as the services are provided on a monthly basis over the term of the customer's contract. With respect to these revenues, Open Text's customers pay exclusively for the right to use the software, but do not receive the right to take possession of Open Text's software. Further, it is not possible for customers to either run the software on their own hardware or for them to contract with another party unrelated to Open Text to host the software.

Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Allowance for Doubtful Accounts

Open Text maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Open Text performs ongoing credit evaluations of its customer's financial condition and if the financial condition of Open Text's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could differ materially from our estimates.

Investments

From time to time Open Text may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices. Future adverse changes in market conditions or poor operating results of companies in whom Open Text has invested could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future. Open Text records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary.

Income Taxes

Open Text records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected taxable income, the character of the income tax asset and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Long-Lived Assets

Open Text's long-lived assets consist of property, plant and equipment and other acquired intangibles, excluding goodwill. We periodically review our long-lived assets for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets. For assets to be held and used, Open Text initiates its review whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Recoverability of an asset group is measured by comparison of its carrying amount to the expected future undiscounted cash flows (without interest charges) that the asset group is expected to generate. If it is determined that an asset group is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the asset group exceeds its fair value. Assets to be disposed of and for which we have a plan to dispose of the assets, whether through sale or abandonment, are reported at the lower of their carrying amount or fair value less cost to sell.

Litigation

Open Text is a party, from time to time, in legal proceedings. In these cases, management assesses the likelihood that a loss will result, as well as the amount of such loss and the financial statements provide for Open Text's best estimate of such losses. To the extent that any of these legal proceedings are resolved and result in Open Text being required to pay an amount in excess of what has been provided for in the financial statements, Open Text would be required to record, against earnings, such excess at that time. If the resolution resulted in a gain to Open Text, or a loss less than that provided for, such gain is recognized when received or receivable.

Valuation of Intangible Assets

Open Text has a history of acquiring other businesses, and expects that this trend will likely continue in the future. As part of the completion of any business combination, Open Text is required to value any intangible assets acquired at the date of acquisition. This valuation is inherently subjective, and necessarily involves judgments and estimates regarding future cash flows and other operational variables of the entity acquired. However, there can be no assurance that the judgments and estimates made will reflect future performance of the acquired entity. To assist management with the valuation process, Open Text has adopted the practice of using independent valuation experts in the valuation process for intangible assets acquired through material acquisitions. However, if either management or the independent experts make judgments or estimates that differ from actual circumstances, Open Text may be required to write-off certain of its intangible assets.

b)       Results of Operations

The following table presents, for the periods indicated, certain components of the selected financial data of Open Text as a percentage of total revenues. The historical results are not necessarily indicative of results to be expected for any future period.

                                                        Year Ended June 30,
                                                 ------------------------------
                                                  2003       2002         2001
                                                 ------    -------       ------
Revenues:
    License & networking                         42.8%       43.3%         50.0%
    Customer support                             35.5        31.9          27.3
    Service                                      21.7        24.8          22.7
                                                -----       -----         -----
         Total revenues                         100.0       100.0         100.0
Cost of revenues:
    License & networking                          3.7         3.5           4.0
    Customer support                              5.9         5.5           5.2
    Service                                      15.9        16.7          16.8
                                                -----       -----         -----
         Total cost of revenues                  25.5        25.7          26.0
                                                -----       -----         -----
Gross profit                                     74.5        74.3          74.0
Operating expenses:
    Research and development                     16.5        15.8          16.5
    Sales and marketing                          30.7        33.5          34.8
    General and administrative                    7.6         8.2           8.9
    Depreciation                                  2.8         3.7           3.5
    Amortization of acquired intangible assets    1.8         4.3           3.7
                                                -----       -----         -----
         Total operating expenses                59.4        65.5          67.4
                                                -----       -----         -----
Income from operations                           15.1        8.8            6.6
Other income (loss)                               1.6         1.1          (1.6)
Interest income                                   0.7         1.2           3.2
Interest expense                                    -           -             -
                                                -----       -----         -----
Income before income taxes                       17.4        11.1           8.2
Provision for income taxes                        1.8         0.2           0.8
                                                -----       -----         -----
Net income for the year                         15.6%        10.9%          7.4%
                                               ======       =====         =====

2. Consolidated Financial Statements as of June 30, 2003, including Management's Report, Report of Independent Auditors, Balance Sheets and Notes to Consolidated Balance Sheets

a)       Management's Report Financial Statement June 30, 2003

Management is responsible for all the information and representations contained in the consolidated financial statements and other sections of this Appendix 1. Management believes that the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and appropriate in the circumstances to reflect in all material respects the substance of events and transactions that should be included, and that the other information in this Appendix 1 is consistent with those statements. In preparing the consolidated financial statements, management makes informed judgments and estimates of the expected effects of events and transactions that are currently being accounted for.

In meeting its responsibility for the reliability of the consolidated financial statements, management depends on Open Text's system of internal controls. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization, and are recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. In designing control procedures, management recognizes that errors or irregularities may nevertheless occur. Also, estimates and judgments are required to assess and balance the relative cost and expected benefits of the controls. Management believes that Open Text's accounting controls provide reasonable assurance that errors or irregularities that could be material to the consolidated financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned functions.

The Board of Directors pursues its oversight role for these consolidated financial statements through the Audit Committee, which is comprised solely of Directors who are not officers or employees of Open Text. The Audit Committee meets with management periodically to review their work and to monitor the discharge of each of their responsibilities. The Audit Committee also meets periodically with KPMG LLP, the independent auditors, who have free access to the Audit Committee of the Board of Directors, without management present, to discuss internal controls, auditing, and financial reporting matters.

KPMG LLP is engaged to express an opinion on our consolidated financial statements. Their opinion is based on procedures believed by them to be sufficient to provide reasonable assurance that the consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.


/s/P. Thomas Jenkins                                   /s/Alan Hoverd

P. Thomas Jenkins                                      Alan Hoverd
Chief Executive Officer                                Chief Financial Officer

August 8, 2003 except as to Note 16
which is as of September 19, 2003

b)     Report of Independent Auditors Financial Statements June 30, 2003

         KPMG LLP
         Chartered Accountants              Telephone            (416) 228-7000
         Yonge Corporate Centre             Telefax              (416) 228-7123
         4100 Yonge Street Suite 200                                www.kpmg.ca
         Toronto ON M2P 2H3
         Canada

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Open Text Corporation

We have audited the accompanying consolidated balance sheets of Open
Text Corporation as of June 30, 2003 and 2002 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective July 1, 2001, Open Text adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

On August 8, 2003, except as to Note 16 which is as of September 19, 2003, we reported separately to the shareholders of the company on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

[GRAPHIC OMITTED]

Chartered Accountants

Toronto, Canada
August 8, 2003 except as to Note 16
which is as of September 19, 2003

c) Consolidated Balance Sheets

                              OPEN TEXT CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                (In thousands of US Dollars, except share data)


                                                                                             June 30,
                                                                                  -----------------------------
                                                                                      2003            2002
                                                                                  -------------   -------------
                                     ASSETS
Current assets:
    Cash and cash equivalents                                                        $ 116,554       $ 109,895
    Accounts receivable trade, net of allowance for doubtful accounts of $1,933
    as at June 30, 2003 and $1,458 as at June 30, 2002                                  35,855          33,094
    Income taxes recoverable                                                               484           1,194
    Prepaid expenses and other current assets                                            3,541           2,530
    Deferred tax asset (note 11)                                                         7,688               -
                                                                                  -------------   -------------
       Total current assets                                                            164,122         146,713
Capital assets (note 3)                                                                 10,011           8,401
Goodwill, net of accumulated amortization of $12,807 at June 30, 2003 and 2002          32,301          24,587
Deferred tax asset (note 11)                                                             8,674               -
Other assets (note 4)                                                                   23,579           7,146
                                                                                  -------------   -------------
Total assets                                                                         $ 238,687       $ 186,847
                                                                                  =============   =============
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable - trade and accrued liabilities (note 6)                         $ 31,596        $ 18,889
    Deferred revenues                                                                   38,086          23,927
                                                                                  -------------   -------------
       Total current liabilities                                                        69,682          42,816
Long-term liabilities:
    Deferred revenues                                                                    1,696               -
    Accrued liabilities                                                                  4,912               -
                                                                                  -------------   -------------
           Total long-term liabilities                                                   6,608               -

Shareholders' equity:
    Share capital (note 7)
       19,568,259 and 19,875,872 Common Shares issued and outstanding
           at June 30, 2003 and June 30, 2002 respectively                             204,343         204,815
    Accumulated other comprehensive income:
       Cumulative translation adjustment                                                 (119)           (780)
    Accumulated deficit                                                               (41,827)        (60,004)
                                                                                  -------------   -------------
Total shareholders' equity                                                             162,397         144,031
                                                                                  -------------   -------------
Commitments and contingencies (note 9)                                               $ 238,687       $ 186,847
                                                                                  =============   =============


          See accompanying notes to consolidated financial statements

                              OPEN TEXT CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
          (In thousands of US Dollars, except share and per share data)



                                                     2003            2002            2001
                                                   -----------------------------------------
Revenues:

    License & networking                              $75,991         $65,984       $73,752
    Customer support                                   63,091          48,707        40,316
    Service                                            38,643          39,681        35,709
                                                   -----------------------------------------
    Total revenues                                    177,725         154,372       149,777
                                                   -----------------------------------------
Cost of revenues:
    License & networking                                6,550           5,341         5,878
    Customer support                                   10,406           8,364         7,632
    Service                                            28,241          27,411        27,043
                                                   -----------------------------------------
       Total cost of revenues                          45,197          41,116        40,553
                                                   -----------------------------------------
                                                      132,528         113,256       109,224
                                                   -----------------------------------------
Operating expenses:
    Research and development                           29,324          24,071        24,311
    Sales and marketing                                54,532          51,084        51,317
    General and administrative                         13,509          12,498        13,191
    Depreciation                                        5,009           5,587         5,178
    Amortization of acquired intangible
      assets                                            3,236           6,506         5,460
                                                  ------------------------------------------
       Total operating expenses                       105,610          99,746        99,457
                                                  ------------------------------------------
Income from operations                                 26,918          13,510         9,767
                                                  ------------------------------------------
Other income (loss) (note 10)                           2,788           1,613        (2,417)
Interest income                                         1,283           1,853         4,736
Interest expense                                          (55)            (16)          (61)
                                                  ------------------------------------------
Income before income taxes                             30,934          16,960        12,025
Provision for income taxes (note 11)                    3,177             289         1,229
                                                 --------------------  -------------- ------
Net income for the year                               $27,757         $16,671       $10,796
                                                 ===========================================
Net income per share - basic  (note 15)                 $1.42           $0.83         $0.54
                                                 ===========================================
Net income per share - diluted  (note 15)               $1.34           $0.78         $0.50
                                                 ===========================================
Weighted average number of
  Common Shares outstanding - basic                19,525,278      19,978,719    20,032,092
                                                 ===========================================
Weighted average number of
  Common Shares outstanding - diluted              20,696,554      21,238,965    21,465,645
                                                 ===========================================

          See accompanying notes to consolidated financial statements

                             OPEN TEXT CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS'EQUITY
                                 (In thousands)


                                                Common Shares                    Accumulated
                                              ------------------- Accumulated   Comprehensive
                                              Shares    Amount      Deficit     Income (loss)     Total
                                              -------------------------------------------------------------
Balance as of June 30, 2000                    20,230   $206,667     $ (67,796)         $ (888)  $ 137,983
Issuance of Common Shares
         Under employee stock option plans        462      3,785              -               -      3,785
         Under employee stock purchase plans      132      2,237              -               -      2,237
Repurchase and cancellation of shares           (886)    (9,053)       (12,213)               -   (21,266)
Comprehensive income:
         Realized gain on available for sale
          securities                                -          -              -           (130)      (130)
         Foreign currency translation
         adjustment                                 -          -              -           (378)      (378)
         Net income for the year                    -          -         10,796               -     10,796
                                                                                                 ----------
         Total comprehensive income (loss)          -          -              -               -     10,288
                                              -------------------------------------------------------------
Balance as of June 30, 2001                   19,938    $203,636      $ (69,213)       $ (1,396) $ 133,027
Issuance of Common Shares
         Under employee stock option plans        419      2,600              -               -      2,600
         Under employee stock purchase plans      139      4,917              -               -      4,917
Repurchase and cancellation of shares           (620)    (6,338)        (7,462)               -   (13,800)
Comprehensive income:
         Foreign currency translation
         adjustment                                 -          -              -             616        616
         Net income for the year                    -          -         16,671               -     16,671
                                                                                                 ----------
         Total comprehensive income (loss)          -          -              -               -     17,287
                                              -------------------------------------------------------------
Balance as of June 30, 2002                    19,876   $204,815     $ (60,004)         $ (780)  $ 144,031
Issuance of Common Shares
         Under employee stock option plans        291      4,445              -               -      4,445
         Under employee stock purchase plans      157      2,562              -               -      2,562
Repurchase and cancellation of shares           (756)    (7,722)        (9,580)               -   (17,302)
Income tax effect related to stock options          -        243                                       243
Comprehensive income:
         Foreign currency translation
         adjustment                                 -          -                            661        661
         Net income for the year                    -          -         27,757               -     27,757
                                                                                               ------------
         Total comprehensive income (loss)          -          -              -               -     28,418
                                              -------------------------------------------------------------
Balance as of June 30, 2003                    19,568   $204,343      $ (41,827)         $ (119)  $ 162,397
                                              =============================================================


           See accompanying notes to consolidated financial statements

                              OPEN TEXT CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)

                                                                                   Year ended June 30,
                                                                       2003           2002           2001
                                                                     ------------------------------------------
Cash flows from operating activities:
    Net income for the year                                             $ 27,757       $ 16,671       $ 10,796
    Adjustments to reconcile net income to net cash
            used in operating activities:
            Depreciation and amortization                                  8,245         12,093         10,638
            Deferred taxes                                                     -              -          2,146
            (Gain) loss on sale of other investments                       (152)        (1,012)          2,237
            Unrealized foreign exchange (gain) loss                      (3,883)            389        (2,172)
            Other                                                              -              -            772
    Changes in operating assets and liabilities:
            Accounts receivable                                            2,286          4,462             13
            Prepaid expenses and other current assets                        543          (439)            459
            Income taxes payable                                            (177)        (1,934)        (8,481)
            Income taxes recoverable                                         428          (949)              -
             Accounts payable and deferred revenues                         4,855          (783)        (3,499)
            Other                                                            117              -        (1,147)
                                                                     ------------------------------------------
Net cash provided by operating activities                                 40,019         28,498         11,762

Cash flows from investing activities:
    Acquisitions of capital assets                                       (3,615)        (2,248)        (5,781)
    Purchase of Centrinity Inc., net of cash acquired                   (11,369)              -              -
    Purchase of Corechange Inc., net of cash acquired                    (2,695)              -              -
    Purchase of Eloquent Inc., net of cash acquired                      (2,674)              -              -
    Purchase of patent                                                   (1,246)              -              -
    Purchase of other investments                                              -          (709)          (938)
    Proceeds from sale of other investments                                    -          2,702              -
    Acquisitions of companies                                                  -              -       (15,621)
    Payments against acquisition accruals                                (1,455)          (212)              -
    Proceeds from available for sale securities                              287              -              -
    Other                                                                (1,171)              -              -
                                                                     ------------------------------------------
Net cash used in investment activities                                  (23,938)          (467)       (22,340)

Cash flow from financing activities:
    Payment of obligations under capital leases                                -           (12)           (55)
    Proceeds from issuance of Common Shares                                7,007          7,517          6,022
    Repurchase of Common Shares                                         (17,302)       (13,800)       (21,266)
    Other                                                                    243              -              -
                                                                     ------------------------------------------
Net cash used in financing activities                                   (10,052)        (6,295)       (15,299)

Foreign exchange gain (loss) on cash held in foreign currency                630            633          (515)

Increase (decrease) in cash and cash equivalents during the year           6,659         22,369       (26,392)
Cash and cash equivalents at beginning of the year                       109,895         87,526        113,918
                                                                     ------------------------------------------
Cash and cash equivalents at end of the year                           $ 116,554      $ 109,895       $ 87,526
                                                                     ==========================================

Supplementary cash flow information (note 13)

           See accompanying notes to consolidated financial statements

NOTE 1--NATURE OF OPERATIONS

Open Text develops, markets, licenses and supports collaboration and knowledge management software for use on intranets, extranets and the Internet. Open Text's principal product line is Livelink(R), a leading collaboration and knowledge management software product for global enterprises. The software enables users to capture as well as find electronically stored information, work together in creative and collaborative processes, perform group calendaring and scheduling, and distribute or make available to users across networks or the Internet the resulting work product and other information. This collaborative environment enables ad hoc teams to form quickly across functional and organizational boundaries, which enables information to be accessed by employees using any standard Web browser. Fully Web-based with open architecture, Livelink provides rapid out-of-the-box deployment, accelerated adoption, and low cost of ownership. Open Text provides integrated solutions that enable people to use information and technology more effectively at departmental levels and across enterprises. Open Text offers its solutions both as end-user stand-alone products and as fully integrated modules, which together provide a complete solution that is easily incorporated into existing enterprise business systems. Although most of Open Text's technology is proprietary in nature, Open Text does include certain third party software in its products. Open Text's shares trade publicly on the NASDAQ Stock Market - National market ("NASDAQ"), under the symbol OTEX and on the Toronto Stock Exchange, under the symbol OTC.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements are expressed in US dollars and are prepared in accordance with accounting principles generally accepted the United States ("US GAAP"). Certain prior year amounts have been reclassified to conform to current year presentation.

Basis of consolidation

The consolidated financial statements include the accounts of Open Text Corporation and its subsidiaries, all of which are wholly-owned. All material intercompany balances and transactions have been eliminated.

Use of estimates

Open Text's Consolidated Financial Statements are prepared in accordance with US GAAP. The preparation of the Consolidated Financial Statements in accordance with US GAAP necessarily requires Open Text to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Open Text evaluates its estimates, including those related to revenues, bad debts, investments, goodwill and other intangible assets, income taxes, contingencies and litigation. Open Text bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of Open Text's control.

Cash and cash equivalents

All highly liquid investments with an original maturity of three months or less at the date of acquisition are classified as cash equivalents.

Capital assets

Capital assets are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, generally three to five years. Gains and losses upon asset disposals are taken into income in the year of disposition.

Impairment of long-lived capital and intangible assets

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of", and the accounting and reporting requirements of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business". Open Text adopted SFAS 144 beginning July 1, 2002. Open Text considers factors such as significant changes in the business climate and projected discounted cash flows from the respective asset. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds its fair market value. Adopting the provisions of SFAS 144 did not have a material impact on Open Text's financial condition or results of operations.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". SFAS 142 requires goodwill to be tested for impairment at least annually, and written off when impaired, rather than being amortized as previous standards required. Open Text adopted SFAS 142 beginning July 1, 2002. Open Text has assessed the impact of SFAS 142 on its operating results and financial condition, and has determined that there currently exists no impairment in its goodwill.

Adjusted net income and per share amounts presented as if the principles in SFAS 142 had been applied in all periods would be as follows:


                                             Year ended June 30,
                                     -----------------------------------------
                                        2003             2002         2001
                                     -----------------------------------------
Net income for the period              $ 27,757         $ 16,671     $ 10,796
Add back: goodwill amortization               -            4,711        3,686
                                     -----------------------------------------
Adjusted net income for the period     $ 27,757         $ 21,382     $ 14,482
                                     =========================================
Adjusted net income per share
 Basic                                   $ 1.42           $ 1.07       $ 0.72
 Diluted                                 $ 1.34           $ 1.01       $ 0.67



Revenue recognition

(1) License revenues

Open Text recognizes revenue in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", issued by the American Institute of Certified Public Accountants ("AICPA") in October 1997 as amended by SOP 98-9 issued in December 1998.

Open Text records product revenue from software licenses and products when persuasive evidence of an arrangement exists, the software product has been shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Open Text uses the residual method to recognize revenue on delivered elements when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists. If an undelivered element for the arrangement exists under the license arrangement, revenue related to the undelivered element is deferred based on vendor-specific objective evidence ("VSOE") of the fair value of the undelivered element.

Open Text's multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support ("PCS") are sold together. Open Text has established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple element sales arrangement, as substantiated by contractual terms and Open Text's significant PCS renewal experience, from its large installed base of over 5 million users worldwide. Open Text's multiple element sales arrangements generally include rights for the customer to renew PCS after the bundled term ends. These rights are irrevocable to the customer's benefit, are for specified prices and the customer is not subject to any economic or other penalty for failure to renew. Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms.

It is Open Text's experience that customers generally exercise their renewal PCS option. In the renewal transaction, PCS is sold on a stand-alone basis to the licensees one year or more after the original multiple element sales arrangement. The renewal PCS price is consistent with the renewal price in the original multiple element sales arrangement although an adjustment to reflect consumer price changes is not uncommon.

If VSOE of fair value does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements have been delivered.

Open Text assesses whether payment terms are customary or extended in accordance with normal practice relative to the market in which the sale is occurring. Open Text's sales arrangements generally include standard payment terms. These terms effectively relate to all customers, products, and arrangements regardless of customer type, product mix or arrangement size. The only time exceptions are made to these standard terms is on certain sales in parts of the world where local practice differs. In these jurisdictions, Open Text's customary payment terms are in line with local practice.

(2) Service revenues

Service revenues consist of revenues from consulting contracts, customer support agreements, and training and integration services contracts. Contract revenues are derived from contracts to develop applications and to provide consulting services. Contract revenues are recognized under the percentage of completion method, using a methodology that accounts for costs incurred under the contract in relation to the total estimated costs under the contract, after providing for any anticipated losses under the contract. Revenues from training and integration services are recognized in the period in which the services are performed.

(3) Customer support revenues

Customer support revenues consist of revenue derived from contracts to provide post contract support to license holders. These revenues are recognized ratably over the term of the contract.

(4) Network revenues

Network revenues consist of revenues earned from customers under an application service provider ("ASP") model. Under this model, customers pay a monthly fee that entitles them to use Open Text's software on a secure, hosted, third-party server. These revenues are recognized as the services are provided on a monthly basis over the term of the customer's contract. With respect to these revenues, Open Text's customers pay exclusively for the right to use the software. Open Text's customers do not receive the right to take possession of Open Text's software. Further, it is not possible for customers to either run the software on their own hardware or for them to contract with another party unrelated to Open Text to host the software.

Deferred revenue

Deferred revenue primarily relates to support agreements which have been paid for by customers prior to the performance of those services. Generally, the services will be provided in the next twelve months.

Research and development costs

Costs related to research, design and development of products are charged to research and development expense as incurred. Software development costs are capitalized beginning at the time when a product's technological feasibility has been established, and ending when a product is available for general release to customers. To date, completing a working model of Open Text's products, and general release of such products have substantially coincided. As a result, to date Open Text has not capitalized any software development costs since such costs have not been significant.

Income taxes

Open Text accounts for income taxes under the asset and liability method that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. Effects of changes in tax rates are recognized in the period that includes the enactment date. Open Text provides a valuation allowance on net deferred tax assets when it is not more likely than not that such assets will be realized.

Concentrations of credit risk

Open Text maintains the majority of its cash and cash equivalents in US dollar denominated Canadian federal government securities or short-term, interest-bearing, investment-grade securities and demand accounts of a major Canadian chartered bank or commercial paper.

Open Text performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. Open Text maintains allowances for potential losses, and to date, such actual losses have been within management's expectations. No single customer accounted for more than 10% of the accounts receivable balance at June 30, 2003 and June 30, 2002.

Fair value of financial instruments

Carrying amounts of certain of Open Text's financial instruments including cash and cash equivalents, accounts receivable, accounts payable-trade and accrued liabilities and income taxes payable approximate fair value due to their short maturities. Available-for-sale securities are valued at fair market value of the securities on the balance sheet date.

Foreign currency translation

Assets and liabilities of certain foreign subsidiaries, whose functional currency is the local currency, are translated from their respective functional currencies to US dollars at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. Realized foreign exchange gains and losses are included in income or loss in the year in which they occur. Unrealized foreign currency translation gains and losses are included in other comprehensive income or loss in the year in which they occur. The adjustment resulting from translating the financial statements of such foreign subsidiaries is reflected as a separate component of shareholders' equity.

Employee stock option plans

Open Text has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and to present the pro forma information (see note 8) that is required by SFAS No. 123 - "Accounting for Stock-Based Compensation" ("SFAS 123"). APB 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, on the grant date between the quoted market price of Open Text's stock and the amount an employee must pay to acquire the stock.

Open Text applies the intrinsic value method prescribed in APB No 25, Accounting for Stock Issued to Employees in accounting for its stock-based compensation plans. Had compensation cost for Open Text's stock-based compensation plans and the employee stock purchase plan have been determined using the fair value approach set forth in SFAS No. 123, Accounting for Stock-Based Compensation, Open Text's net income for the year and net income per share would have been in accordance with the pro forma amounts indicated below:

                                             Year ended June 30,
                                     2003           2002           2001
                                 -------------- -------------  -------------
                                  (in thousands, except per share amounts)
Net income for the year
    As reported                        $27,757       $16,671        $10,796
    Pro forma                          $19,397       $ 7,663        $ 5,801
Net income per share - basic
    As reported                         $ 1.42        $ 0.83         $ 0.54
    Pro forma                           $ 0.99        $ 0.38         $ 0.29
Net income per share - diluted
    As reported                         $ 1.34        $ 0.78         $ 0.50
    Pro forma                           $ 0.94        $ 0.36         $ 0.27


The fair value of each stock option grant on the date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for the stock-based compensation plans:


                                          2003         2002          2001
                                       ----------     --------      ---------
Volatility                                80%            80%            71%
Risk-free interest rate                    6%             6%             6%
Dividend yield                             -              -              -
Expected lives (in years)                 5.5            5.5            5.5
Weighted average fair value
    (in dollars)                       $17.78         $12.63         $12.97





Earnings per share

Basic earnings per share are computed using the weighted average number of Common Shares outstanding including contingently issuable shares where the contingency has been resolved. Diluted earnings per share are computed using the weighted average number of Common Shares and stock options (using the treasury stock method) outstanding during the year.

Recently Issued Accounting Pronouncements

Accounting for Asset Retirement Obligations
In August 2001, the FASB issued SFAS No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations". SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Open Text adopted SFAS No. 143 on July 1, 2002. Adopting the provisions of SFAS 143 did not have a material impact on Open Text's financial condition or results of operations.

Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections

In May 2002, the FASB issued SFAS No. 145 ("SFAS 145"), "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections". Among other things, SFAS 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction", are met. Open Text adopted the provisions of SFAS 145 regarding early extinguishment of debt during the second fiscal quarter of 2003, the provisions of which did not have a material impact on its financial condition or results of operations.

Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Adopting the provisions of SFAS 146 during the year ended June 30, 2003 did not have a material impact on Open Text's financial condition as of June 30, 2003 or its results of operations for the fiscal year ended June 30, 2003.

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 were effective for Open Text's interim period ended December 31, 2002. Effective for 2003, FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. Open Text has adopted the disclosure requirements, and has determined that arrangements that have been entered subsequent to December 31, 2002 have been accounted for in accordance with the measurement requirements of FIN 45.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The consolidation provisions of FIN 46 are effective for all newly created entities created after January 31, 2003, and are applicable to existing entities as of the quarter beginning July 1, 2003. Open Text has determined that the impact of the requirements of FIN 46 will not have a material impact on its financial condition or results of operations.

Stock-Based Compensation

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS 148"). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.


NOTE 3 - CAPITAL ASSETS


                                                          June 30, 2003
                                             ---------------------------------------
                                                          Accumulated
                                              Cost       Depreciation         Net
                                             ---------------------------------------
Furniture and fixtures                       $5,821        $4,638            $1,183
Office equipment                              1,650         1,000               650
Computer hardware                            31,143        25,579             5,564
Computer software                             6,556         5,071             1,485
Leasehold improvements                        2,970         1,841             1,129
                                            ----------------------------------------
                                            $48,140       $38,129           $10,011
                                            ========================================


                                                          June 30, 2002
                                            ----------------------------------------
                                                           Accumulated
                                               Cost       Depreciation         Net
                                            ----------------------------------------

Furniture and fixtures                       $ 5,478       $ 4,223            $1,255
Office equipment                               1,077           815               262
Computer hardware                             27,784        22,885             4,899
Computer software                              5,579         4,489             1,090
Leasehold improvements                         2,418         1,523               895
                                            ----------------------------------------
                                             $42,336       $33,935            $8,401
                                            ========================================

NOTE 4 - OTHER ASSETS


                                                                   June 30,
                                                           ---------------------
                                                             2003        2002
                                                           ---------------------

Available for sale securities                              $     -       $   34
Purchased software (net of accumulated amortization
  of $4,909; 2002 - $3,925)                                  2,114        3,098
Acquired technology (net of accumulated amortization
  of $3,111; 2002 - $1,726)                                 12,343        2,282
Acquired customer assets (net of accumulated amortization
  of $468; 2002 - nil)                                       4,925            -
Patent (net of accumulated amortization of $111; 2002 nil)   1,135            -
Other                                                        3,062        1,632
                                                           ---------------------
                                                           $23,579       $7,146
                                                           =====================

NOTE 5 - BANK INDEBTEDNESS

Open Text has a CDN$ 10.0 million (USD$ 7.4 million) line of credit with a Canadian chartered bank, under which no borrowings were outstanding at June 30, 2003 and 2002. The line of credit bears interest at the lender's prime rate plus 0.5 %. Open Text has provided all of its assets including an assignment of accounts receivable as collateral for this line of credit. During 2003, 2002, and 2001 borrowings and interest cost on bank indebtedness were insignificant.

NOTE 6 - ACCOUNTS PAYABLE - TRADE AND ACCRUED LIABILITIES

                                         June 30,
                                ------------------------
                                  2003           2002
                                ------------------------
Accounts payable - trade         $ 4,035         $ 2,288
Accrued trade liabilities         12,693           8,300
Accrued liabilities related to
acquisitions                       3,443             871
Accrued salaries and commissions  10,403           7,376
Other liabilities                  1,022              54
                                ------------------------
                                 $31,596         $18,889
                                ========================


NOTE 7 - SHARE CAPITAL

The authorized share capital of Open Text includes an unlimited number of Common Shares and an unlimited number of first preference shares. No preference shares are issued.

During fiscal 2003, Open Text repurchased for cancellation 755,700 Common Shares at a cost of $ 17.3 million, of which $ 7.7 million has been charged to share capital and $ 9.6 million has been charged to accumulated deficit.

During fiscal 2002, Open Text repurchased for cancellation 620,200 Common Shares at a cost of $ 13.8 million, of which $ 6.3 million has been charged to share capital and $ 7.5 million has been charged to accumulated deficit.

During fiscal 2001, Open Text repurchased for cancellation 886,000 Common Shares at a cost of $ 21.3 million, of which $ 9.1 million has been charged to share capital and $ 12.2 million has been charged to accumulated deficit.

NOTE 8 - OPTION PLANS

A summary of Open Text's various Stock Option Plans is set forth below:


-----------------------------------------------------------------------------------------------------------------------------------
                            1995 "Restated"  1995 Replacement        1995         1995 Directors      1998 Stock     Centrinity
                            Flexible Stock  Stock Option Plan   Supplementary                                       Stock Option
                            Incentive Plan                    Stock Option Plan  Stock Option Plan   Option Plan        Plan
-----------------------------------------------------------------------------------------------------------------------------------
Date of Inception               June-95         October-95        October-95        October-95         June-98       January-03
-----------------------------------------------------------------------------------------------------------------------------------
Eligibility                   Employees,        Employees,     Former employees      Eligible          Eligible       Eligible
                               officers,        officers,      and directors of    non-employee     employees and    employees,
                            directors, and    directors, and        Odesta         directors (1)    directors, as    consultants
                              consultants     consultants of                                        determined by  and directors,
                                                  Odesta                                             the Board of   as determined
                                                                                                      Directors     by the Board
                                                                                                                    of Directors
-----------------------------------------------------------------------------------------------------------------------------------
Shares granted to date             6,389,375           548,249           357,500            524,000       3,472,745        207,484
-----------------------------------------------------------------------------------------------------------------------------------
Shares cancelled to date         (1,917,699)           (1,209)          (88,875)          (143,000)     (1,009,805)        (1,000)
-----------------------------------------------------------------------------------------------------------------------------------
Shares exercised to date         (3,606,303)         (547,040)         (214,825)          (242,000)       (500,699)              -
-----------------------------------------------------------------------------------------------------------------------------------
Options outstanding                  865,373                 -            53,800            139,000       1,962,241        206,484
-----------------------------------------------------------------------------------------------------------------------------------
Termination grace periods   Immediately "for  Immediately "for   1 year due to     Immediately "for   Immediately      Immediately
                            cause"; 90 days   cause"; 90 days   death; 90 days    cause"; 3 months   "for cause"; 90  "for cause";
                             for any other    for any other     for any other      for any other      days for any     90 days for
                                reason            reason           reason             reason          other reason      any other
                                                                                                                      reason; 180
                                                                                                                      days due to
                                                                                                                         death
-----------------------------------------------------------------------------------------------------------------------------------
Vesting schedule             Over a 4 or 5  Exercisable up to   Vest over a 2   Determined by Plan  Determined by   Over a 4 year
                             year period;     10 years from      year period;    Administrator (2)       Plan      period, unless
                                options         grant date         options                          Administrator     otherwise
                            exercisable up                    exercisable up to                          (2)          specified
                            to 7 years from                     10 years from
                              grant date                          grant date
-----------------------------------------------------------------------------------------------------------------------------------
Exercise price range          $0.15-$20.25          N/A           $4.25           $11.18-$14.81      $12.19-$40.00   $24.17 - 27.00
(average)                       ($8.06)                                             ($13.92)           ($20.82)         ($24.81)
-----------------------------------------------------------------------------------------------------------------------------------
Expiration dates             6/30/2005 to           N/A          9/17/2006       9/17/2007 to       7/13/2008 to      11/1/2012 to
                                3/6/2008                                           3/5/2008           4/28/2013         1/28/2013
-----------------------------------------------------------------------------------------------------------------------------------


(1) The Plan Administrator determined the non-employee directors of Open Text to whom options are granted, the number of Common Shares subject to each option, the exercise price and vesting schedule of each option.

(2) Representing the board of directors of Open Text or, if established and duly authorized to act, the Executive Committee of the board of directors of Open Text.

Option Exchange Program

On September 10, 1996, the Board of Directors authorized an option exchange program (the "Program") whereby employees who have been granted options to acquire Common Shares of Open Text under the 1995 Flexible Stock Incentive Plan (the "Flexible Plan") and the 1995 Supplementary Stock Option Plan (the "Supplementary Plan") were permitted to exchange those options on a one-for-one basis, for an option to acquire Common Shares of Open Text with an exercise price of $ 4.25 (the "Exchange Options"). This was subsequently approved by the shareholders. The Exchange Options vest and become exercisable, as to 10 % of the Common Shares subject to option, the later of six months after the date of grant or the date the original option was scheduled to first vest (the "initial vesting date"), as to the next 10 % of the Common Shares subject to option, six months after the initial vesting date, and as to the remainder of the Common Shares subject to option, 5% at the end of each quarter following one year after the initial vesting date.

A total of 510,452 options to acquire Common Shares of Open Text from the Flexible and Supplementary plans were eligible for exchange under the Program with an average exercise price of $ 12.89. A total of 140,830 options under the Flexible Plan with a weighted average exercise price of $ 10.90 were exchanged for 140,830 Exchange Options and 335,000 options under the Supplementary Plan with an exercise price of $ 14.00 were exchanged for 335,000 Exchange Options.

Summary of Outstanding Stock Options

As of June 30, 2003, options to purchase an aggregate of 3,226,898 Common Shares were outstanding under all of Open Text's stock option plans out of an allowable pool of options totaling 10,307,424. There were exercisable options outstanding to purchase 2,301,228 shares at an average price of $ 14.51. At June 30, 2002, there were exercisable options outstanding to purchase 2,082,164 shares at an average price of $ 13.08. At June 30, 2001, exercisable options to purchase 1,806,840 shares had an average price of $ 11.19.

A summary of option activity since June 30, 2000 is set forth below:

                                                   Options Outstanding
                                               -----------------------------
                                                            Weighted Average
                                                 Number      Exercise Price
                                               -----------------------------

Options outstanding at June 30, 1996              1,794,756         1.10
     Granted during fiscal 1997                   3,902,514         7.29
     Exchanged under the Program                    475,830         4.25
     Canceled and expired                         (260,931)         4.82
     Exercised                                    (700,833)         0.31
     Exchanged                                    (475,830)        12.89
Options outstanding at June 30, 1998              5,066,090         7.62
     Granted during fiscal 1999                   1,458,045        18.80
     Cancelled                                    (745,349)         9.38
     Exercised                                  (1,363,740)         6.66
Options outstanding at June 30, 1999              4,415,046      $ 11.35
     Granted during fiscal 2000                     561,386        19.83
     Cancelled                                    (839,230)        14.55
     Exercised                                    (768,402)         7.36
Options outstanding at June 30, 2000              3,368,800      $ 12.86
     Granted during fiscal 2001                     184,750        19.71
     Cancelled                                    (210,122)        19.91
     Exercised                                    (462,314)         8.19
                                              --------------
Options outstanding at June 30, 2001              2,881,114      $ 13.54
     Granted during fiscal 2002                   1,019,750        23.23
     Cancelled                                    (308,411)        21.38
     Exercised                                    (419,048)        11.73
                                              --------------
Options outstanding at June 30, 2002              3,173,405      $ 16.15
     Granted during fiscal 2003                     428,345        23.73
     Cancelled                                     (83,675)        22.49
     Exercised                                    (291,177)        15.25
                                              --------------
Options outstanding at June 30, 2003              3,226,898      $ 17.08
                                              ==============

The following table summarizes information regarding stock options outstanding at June 30, 2003:

                                        Options Outstanding                      Options Exercisable
                           ------------------------------------------------  ---------------------------
                                                 Weighted
                                                  Average       Weighted                       Weighted
        Range of                Number           Remaining      Average         Number          Average
        Exercise              Outstanding       Contractual     Exercise     Outstanding       Exercise
         Prices            at June 30, 2003     Life (years)     Price     at June 30, 2003      Price
-------------------------  ---------------------------------------------  ------------------------------
   $ 0.15   -   $ 8.00          471,973          3.42            $ 6.04        471,973        $    6.04
      9.25  -     12.90         528,262          4.29             10.10        516,138            10.06
     13.25  -     18.19         674,224          5.42             14.16        639,599            13.99
     18.31  -     21.50         595,875          7.53             20.61        272,125            20.24
     21.51  -     27.94         594,359          8.28             23.99        174,938            22.87
     28.20  -     40.00         362,205          7.34             29.89        226,455            30.40
                           -----------------------------------------------------------------------------
   $ 0.15   -   $ 40.00       3,226,898          6.07           $ 17.08       2,301,228       $   14.51
                           =============================================  ==============================



Employee Stock Purchase Plan

On March 5, 1998, the shareholders of Open Text approved an Employee Stock Purchase Plan ("ESPP") whereby employees of Open Text can subscribe to purchase Common Shares through payroll withholdings from the treasury of Open Text at 85% of the lessor of: (1) the average of the last five days of the last ESPP period or (2) the average price of the last five days of the current ESPP period. An aggregate 1,000,000 Common Shares have been reserved for purchase under the ESPP, subject to adjustments in the event of stock dividends, stock splits, combinations of shares, or other similar changes in capitalization of Open Text. During fiscal 2003, a total of 157,000 Common Shares were issued under the ESPP. During fiscal 2002, a total of 139,056 Common Shares were issued under the ESPP, and during fiscal 2001, a total of 131,732 Common Shares were issued under the ESPP.


NOTE 9 - COMMITMENTS AND CONTINGENCIES

Open Text has entered into operating leases for premises and vehicles with minimum annual payments as follows:

2004                      $ 6,819
2005                        5,684
2006                        4,539
2007                        4,356
Thereafter                 20,497
                         --------
                          $41,895
                         ========


Rent expense amounted to $ 7.2 million in 2003, $ 5.9 million in 2002, and $ 5.1 million in 2001.

Open Text is subject to legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. While the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

NOTE 10--OTHER INCOME (LOSS)

                                                                     Year ended June 30,
                                                              ------------------------------
                                                               2003       2002        2001
                                                              ------------------------------
Gain (loss) on sale of investments, net of disposal costs      $152      $1,012     $(2,971)
Recovery of acquisition accrual                                   -           -         734
                                                              -----------------------------
Gain (loss) on sale of investments                              152       1,012      (2,237)
                                                              ------------------------------
Balance of other income (expense)                             2,636         601        (180)
                                                              ------------------------------
Other income (loss)                                          $2,788      $1,613     $(2,417)
                                                             ===============================


During fiscal 2001, Open Text sold 8,900 shares of its investment in Primedia, completing its disposition of its entire interest in this investment.

During fiscal 2002, Open Text realized a gain of $ 1.0 million related to Open Text's attempted acquisition of Accelio Corporation ("Accelio"), a software company located in Ottawa, Ontario. The gain that Open Text realized on this attempted acquisition arose from the sale of shares of Accelio common stock owned by Open Text, and gains realized in connection with certain lock-up agreements in connection with the attempted acquisition, partially offset by the costs incurred.

During fiscal 2003, Open Text realized a gain of $ 152,000 relating to a small equity investment it disposed of during the year. The majority of the balance of other income during fiscal 2003 relates to realized foreign exchange gains recorded during the year. The strong appreciation of the Euro as compared to the U.S. dollar accounted for the majority of this amount.

NOTE 11 - INCOME TAXES

Open Text operates in several tax jurisdictions. Its income is subject to varying rates of tax and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another.

The income (loss) before income taxes consisted of the following:

                                               Year Ended June 30,
                                   --------------------------------------
                                        2003          2002        2001
                                   --------------------------------------
Domestic income (loss)                 $7,549        $3,931     $(1,297)
Foreign income                         23,385        13,029      13,322
                                   --------------------------------------
Income before income taxes            $30,934       $16,960     $12,025
                                   ======================================


A reconciliation of the combined Canadian federal and provincial income tax rate with Open Text's effective income tax rate is as follows:


                                                          Year Ended June 30,
                                                   -------------------------------------
                                                     2003         2002         2001
                                                   -------------------------------------

Expected statutory rate                                  37.6%       40.0%        43.0%
Expected provision for income taxes                   $ 11,631     $ 6,784      $ 5,171
Effect of permanent differences                          1,316       2,694        1,435
Effect of foreign tax rate differences                   (234)       (453)      (1,035)
Non-taxable portion of capital gain                          -       (202)            -
Tax incentive for research and development             (1,854)       (368)            -
Benefit of losses*                                     (3,633)           -      (6,300)
Future benefit of losses acquired on acquisitions            -           -      (3,400)
Change in valuation allowance                          (3,548)     (7,850)        4,800
Other items                                              (501)       (316)          558
                                                   -------------------------------------
                                                       $ 3,177       $ 289      $ 1,229
                                                   =====================================


* The operating tax loss carryforwards (net of valuation allowance) acquired on the purchases of Centrinity, Eloquent, and Corechange do not affect the income statement as amounts are allocated to these operating tax loss carryforwards in the purchase price allocation.

The provision (recovery) for income taxes consisted of the following:


                                                Year Ended June 30,
                                       ------------------------------------
                                         2003          2002           2001
                                       ------------------------------------
Domestic:
Current income taxes                     $460            $ -         $(600)
Deferred income taxes                    (272)             -           450
                                       ------------------------------------
                                         $188            $ -         $(150)
                                       ------------------------------------
Foreign:
Current income taxes                   $3,493           $289         $(371)
Deferred income taxes                    (504)            -          1,750
                                       ------------------------------------
                                       $2,989           $289        $1,379
                                       ------------------------------------
Provision for income taxes             $3,177           $289        $1,229
                                       ====================================


Open Text has approximately $ 35.6 million of domestic non-capital loss carryforwards which expire between 2004 and 2008. In addition, Open Text has $
25.5 million of foreign non-capital loss carry forwards of which $ 16.3 million have no expiry date. $ 9.2 million of these foreign losses are restricted and can only be used against the profits of a previously acquired company in accordance with a statutory formula. The remainder of the foreign losses expire between 2008 and 2022. Open Text also has $1.8 million of foreign capital loss carryforwards that have no expiry date.

The primary temporary differences, which gave rise to net deferred tax assets at June 30, 2003 and 2002 are:

                                                              Year Ended June 30,
                                                      -----------------------------
                                                            2003          2002
                                                      ----------------  -----------
Deferred tax assets
Non-capital loss carryforwards                       $    19,668        $   5,447
Capital loss carryforwards                                   710              770
Employee stock options                                         -              113
Scientific research and development tax credits              684              600
Depreciation and amortization                              1,062            2,410
Share issue costs                                            167               50
                                                      ------------       ----------
Total deferred tax asset                                  22,291            9,390
Less, valuation allowance                                 (5,669)          (9,250)
                                                      ------------       ----------
                                                          16,622              140
Deferred tax liabilities
Scientific research and development tax credits              260              140
                                                      ------------       ----------
Net deferred tax asset                                 $  16,362         $      -
                                                      ============       ==========
Comprised of:
Current asset                                             $7,688         $       -
Long-term asset                                            8,674                 -
                                                      ------------       ----------
                                                     $    16,362         $       -
                                                      ============       ==========


Open Text believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets that a valuation allowance is required. Open Text continues to evaluate its taxable position quarterly and considers factors by taxing jurisdiction such as estimated taxable income, the history of losses for tax purposes and the growth of Open Text, among others.

NOTE 12 - SEGMENT INFORMATION

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method of determining what information to report is based on the way that management organizes the operating segments within Open Text for making operational decisions and assessments of financial performance.

Open Text has two reportable segments: North America and Europe. Open Text evaluates operating segment performance based on total revenues and operating costs of the segment. The accounting policies of the operating segments are the same as those described in the summary of accounting policies. No segments have been aggregated.

Information about reported segments is as follows:

                                        North
                                       America     Europe     Other         Total
                                    -----------  ---------  ---------      ---------
    2003
Total revenues                     $102,221        $70,805      $4,699       $177,725
Operating costs                      77,595         60,403       4,564        142,562
                                   ---------------------------------------------------
Contribution margin                 $24,626        $10,402        $135        $35,163
                                   ===================================================
Segment assets                      $98,769        $38,618      $2,106       $139,493
                                   ===================================================

    2002

Total revenues                      $92,410        $56,467      $5,495       $154,372
Operating costs                      70,454         52,880       5,435        128,769
                                   ---------------------------------------------------
Contribution margin                  $1,956         $3,587      $   60        $25,603
                                   ===================================================
Segment assets                      $52,577        $31,428      $2,235        $86,240
                                   ===================================================

    2001

Total revenues                      $86,471        $54,778      $6,450       $147,699
Operating costs                      73,483         50,127       3,684        127,294
                                    --------------------------------------------------
Contribution margin                 $12,988        $ 4,651      $2,766        $20,405
                                    ==================================================
Segment assets                      $63,276        $30,244      $1,787        $95,307
                                    ==================================================


Included in the above operating results are allocations of certain operating costs which are incurred in one reporting segment but which relate to all reporting segments. The allocations of these common operating costs are consistent with the manner in which they are allocated for presentation to, and analysis by, the chief operating decision maker of Open Text. For the year ended June 30, 2003, 2002 and 2001, the "Other" category consists of geographic regions other than North America and Europe.

A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements for the years ended June 30, 2003, 2002, and 2001 is as follows:

                                                       Year Ended June 30,
                                               -----------------------------------
                                                  2003        2002        2001
                                               -----------------------------------
Total contribution margin from operating
  segments above                                 $ 35,163    $ 25,603    $ 20,405
Amortization and depreciation                      (8,245)    (12,093)    (10,638)
                                               -----------------------------------
 Total operating income (loss)                     26,918      13,510       9,767
Interest, other income (loss) and income taxes        839       3,161       1,029
                                               -----------------------------------
Net income for the year                          $ 27,757    $ 16,671    $ 10,796
                                               ===================================

                                              As of June 30,
                                            2003          2002
                                        ----------------------------
Segment assets                           $   139,493      $ 86,240
Investments                                        -           134
Cash and cash equivalents (corporate)         99,194        100,473
                                        ----------------------------
Total corporate assets                   $   238,687     $  186,847
                                        ============================

Contribution margin from operating segments does not include amortization of intangible assets, acquired in-process research and development and restructuring costs. Goodwill and intangibles have been assigned in segment assets based on the location of the acquired business operations to which they relate. These allocations have been made on a consistent basis.

The distribution of net revenues determined by location of customer, and identifiable assets greater than 10 %, by geographic areas for the years ended June 30, 2003, 2002 and 2001 are as follows:


                                     Year Ended June 30,
                                 2003        2002        2001
                              ---------------------------------
Total  revenues:
   Canada                    $13,500     $12,190     $11,650
   United States              88,721      80,220      80,106
   United Kingdom             22,042      20,320      20,328
   Other                      53,462      41,642      37,393
                             ----------------------------------
Total revenues               $177,725    $154,372    $149,477
                             ==================================

                                      As of June 30,
                                    2003         2002
                                ------------------------
Segment assets:
   Canada                        $ 43,725      $16,472
   United States                   55,044       36,105
   United Kingdom                  13,733       9,556
   Other                           26,991       24,107
                                ------------------------
Total segment assets             $139,493      $86,240
                                =========================


NOTE 13 - SUPPLEMENTAL CASH FLOW DISCLOSURES

                                                      Year Ended June 30,
                                                     2003   2002      2001
                                                    -----------------------
Supplemental disclosure of cash flow information:
      Cash paid during the period for interest      $55      $19        $56
      Cash paid during the period for taxes         590      495      7,626


NOTE 14  ACQUISITIONS

Fiscal 2003

Corechange Inc.

On February 25, 2003, Open Text Inc. ("OTI") a wholly-owned subsidiary of Open Text, acquired all of the issued and outstanding shares of Corechange Inc. ("Corechange"). Consideration for this acquisition was comprised of (i) cash consideration of $ 3.6 million paid on closing; (ii) additional cash consideration of $650,000 to be held in escrow in order to satisfy potential breaches of representations and warranties as provided for in the share purchase agreement; and (iii) additional cash consideration to be payable over the one-year period following closing, calculated as a fixed percentage of certain revenues of Corechange. The results of operations of Corechange have been consolidated with those of Open Text beginning February 25, 2003. Boston-based Corechange delivers infrastructure software to develop, deploy and manage enterprise portals on a global scale.

The following table summarizes the purchase price allocation:


Current assets                        $  2,968
Capital assets                             753
Deferred tax assets                        596
Technology assets                        4,600
Customer assets                          2,000
Goodwill                                 1,989
                                     ----------
Total assets acquired                   12,906


Current liabilities                     (8,656)
                                     ----------

Net assets acquired                   $  4,250
                                     ==========



The total purchase price allocated to goodwill of $ 2.0 million was assigned entirely to Open Text's North American geographic segment. In accordance with SFAS 142, the goodwill will not be amortized but will be reviewed for impairment on an annual basis.

The customer assets of $ 2.0 million were assigned a useful life of 7 years. The technology assets of $ 4.6 million have also been assigned a useful life of 7 years.

As part of the purchase price allocation, Open Text recognized liabilities in connection with the acquisition of Corechange totaling $ 4.1 million. The liabilities recognized include severance and related charges in connection with a worldwide reduction in the Corechange workforce, in addition to transaction costs, costs relating to provisioning for excessive facilities, and certain pre-acquisition contingencies. Of the total liabilities recognized in connection with the acquisition, $ 2.1 million remains accrued at June 30, 2003. Open Text expects that the majority of these remaining costs will be paid in fiscal 2004; however, certain amounts such as the provision for excessive facilities and pre-acquisition contingencies may take longer.

Eloquent, Inc.

On March 20, 2003, Open Text completed an acquisition of all of the issued and outstanding shares of Eloquent Inc. ("Eloquent") for cash consideration of $ 6.7 million, of which $ 1.0 million is being held in escrow to secure certain representations, warranties and covenants of Eloquent in the acquisition agreement. The results of operations of Eloquent have been consolidated with those of Open Text beginning March 20, 2003. San Mateo-based Eloquent's closed-loop "sales readiness" solution, LaunchForce(TM), is built on a scaleable technology platform designed to deploy corporate knowledge to front-line employees and partners.

The following table summarizes the current purchase price allocation:

Current assets                 $ 4,229
Other assets                       132
Deferred tax assets              1,020
Technology assets                2,300
Customer assets                    800
Goodwill                           582
                              --------
Total assets acquired            9,063

Current liabilities             (2,350)
                              --------
Net assets acquired           $  6,713
                              ========


The total purchase price allocated to goodwill of $ 0.6 million was assigned entirely to Open Text's North American geographic segment. In accordance with SFAS 142, the goodwill will not be amortized but will be reviewed for impairment on an annual basis.

The customer assets of $ 0.8 million were assigned a useful life of 7 years. The technology assets of $ 2.3 million have also been assigned a useful life of 7 years.

As part of the purchase price allocation, Open Text recognized liabilities in connection with the acquisition of Eloquent totaling $1.2 million. The liabilities recognized include severance and related charges in connection with a reduction in the Eloquent workforce, in addition to transaction costs and pre-acquisition contingencies. Of the total liabilities recognized in connection with the acquisition, $ 0.7 million remains accrued at June 30, 2003. The majority of this remaining accrual relates to pre-acquisition contingencies, which Open Text anticipates will be resolved during fiscal 2004.


Centrinity, Inc.

On November 1, 2002, Open Text completed the acquisition of all of the issued and outstanding shares of Centrinity Inc. ("Centrinity") for cash consideration of $ 20.3 million. The results of operations of Centrinity have been consolidated with those of Open Text beginning November 1, 2002. Toronto-based Centrinity, which has developed a communications and messaging platform, has over 8 million users worldwide. Open Text intends on further developing this technology, and plans for it to be integrated into its flagship product, Livelink.

The following table summarizes the purchase price allocation:

Net working capital items                                                 $ 552
Capital assets                                                            1,655
Deferred tax assets                                                      12,413
Customer assets                                                           2,400
Technology assets                                                         4,000
Goodwill                                                                  5,311
Liabilities recognized in connection with the business combination       (6,031)
                                                                      ----------
Net assets acquired                                                     $20,300
                                                                      ==========


The total purchase price allocated to goodwill of $ 5.3 million was assigned to Open Text's reportable geographic segments as follows:

North America                          $2,921
Europe                                  2,390
                                       ------
                                       $5,311
                                       ======


In accordance with SFAS 142, the goodwill will not be amortized but will be reviewed for impairment on an annual basis.

The customer contracts of $ 1.0 million were assigned a useful life of 3 years, while the customer relationships of $ 1.4 million were assigned a useful life of 7 years. The purchased technology of $ 4.0 million has been separated into subcomponents, whose useful lives have been assigned as either 5 or 7 years.

As part of the purchase price allocation, Open Text recognized liabilities in connection with the acquisition of Centrinity totaling $ 6.0 million. The liabilities recognized include severance and related charges in connection with a worldwide reduction in the Centrinity workforce, in addition to transaction costs, costs relating to provisioning for excessive facilities, and pre-acquisition contingencies. Of the total liabilities recognized in connection with the acquisition, $ 3.6 million remains accrued at June 30, 2003. The majority of the remaining accrual relates to provisioning for excessive facilities and pre-acquisition contingencies. Open Text anticipates that with the exception of those components, the majority of these acquisition accruals will be paid during fiscal 2004.

The following pro forma results of operations reflect the combined results of Open Text, Centrinity and Corechange for the years ended June 30, 2003 and 2002, as if the business combination occurred as of the beginning of Open Text's fiscal year. The information used for this pro forma disclosure was obtained from unaudited financial statements filed with either the Ontario Securities Commission or the Securities and Exchange Commission, as well as internal unaudited financial statements prepared by the respective companies.


                                                                      Year ended
                                                            --------------------------
                                                             June 30,       June 30,
                                                               2003           2002
                                                            --------------------------
Revenue                                                      $191,560        $184,590
Net loss                                                     $ (3,115)       $(27,759)
Basic net loss per share                                     $  (0.16)       $  (1.39)
Shares used in computing basic net loss per share (in
thousands)                                                     19,525          19,979
Diluted net loss per share                                   $  (0.16)       $  (1.39)
Shares used in computing diluted net loss per share (in
thousands)                                                     19,525          19,979


Fiscal 2001

Bluebird Systems

In October 2000, Open Text acquired all of the issued and outstanding share capital of Bluebird Systems ("Bluebird"), of Carlsbad, California. Consideration for this acquisition was comprised of (i) cash of $ 8 million paid on closing; and (ii) additional cash consideration to be earned over the eight subsequent three-month periods following the closing, contingent upon Bluebird meeting certain revenue and net income targets.

Open Text allocated the total purchase price to the assets and liabilities acquired as follows:

 Tangible net liabilities                        $ (114)
 Current software products                        2,346
 Core technology                                  1,156
 Goodwill                                         4,612
                                               --------
                                                 $8,000
                                               ========


Included in tangible net liabilities is an amount of $ 646 representing direct acquisition costs, involuntary terminations, and office closure costs. The liabilities included $ 504 of direct acquisition costs, $ 75 for involuntary terminations, and $ 67 for office closures. An acquisition accrual of $ 11 remains on the balance sheet at June 30, 2003. It is Open Text's expectation that this accrual will be substantially utilized in the coming fiscal year.

The acquired software technology was valued using a stage of completion model. Projected revenue net of operating expenses and income taxes were discounted to a present value using a risk-adjusted rate of return. Software technology was divided into two categories:

o current software products

o core technology

Current software products include products currently in the marketplace as of the acquisition date. The fair market value of the purchased current software products was determined to be $ 2.3 million. This amount was recorded as an asset and is being amortized on a straight-line basis over four years. The fair market value of core technology was determined to be $ 1.2 million. This amount was recorded as an asset and is being amortized on a straight-line basis over seven years.

The excess of the purchase price over the fair market value of the acquired identifiable assets and liabilities assumed has been recorded as goodwill in the amount of $ 4.6 million. Any additional consideration earned by the former shareholders of Bluebird will be accounted for as part of the purchase price, and consequently will be recorded as additional goodwill. As of June 30, 2003, no additional consideration has been earned under the stock purchase agreement.

LeadingSide

In November 2000, Open Text acquired the product business of LeadingSide Inc. ("LeadingSide") of Cambridge, Massachusetts, for cash consideration of $ 3 million. LeadingSide is an e-business solution provider that designs, develops and deploys knowledge driven solutions to Global 2000 companies.

Open Text allocated the total purchase price to the assets acquired as follows:

 Tangible net liabilities                                 $(1,869)
  Current software products                                 2,654
  Goodwill                                                  2,215
                                                         --------
                                                         $  3,000
                                                         ========


Included in tangible net liabilities is an amount of $ 1.8 million representing direct acquisition costs, office closure costs, and certain contingencies. The liabilities included $ 543 of direct acquisition costs, $ 80 for office closures, and $ 1.2 million for potential legal disputes. As of June 30, 2003, there are amounts remained accrued in respect of direct acquisition costs.


The acquired software products were valued using a stage of completion model. Projected revenue net of operating expenses and income taxes were discounted to a present value using a risk-adjusted rate of return.

Current software products include products currently in the marketplace as of the acquisition date. The fair market value of the purchased current software products was determined to be $ 2.7 million. This amount was recorded as an asset and is being amortized on a straight-line basis over four years. The excess of the purchase price over the fair market value of the acquired identifiable assets and liabilities assumed has been recorded as goodwill in the amount of $ 2.2 million.

Open Image

In November 2000, Open Text acquired all of the outstanding shares of Open Image Systems Inc. ("Open Image") of Toronto, Ontario for cash consideration of $ 2.1 million.

Open Text allocated the total purchase price to the net assets acquired as follows:

 Tangible net liabilities                         $ (239)
 Current products                                    302
 Goodwill                                          1,992
                                                 -------
                                                  $2,055
                                                 =======

Included in tangible net liabilities is an amount of $ 204 representing direct acquisition costs, office closure costs, and certain contingencies. The liabilities included $ 68 of direct acquisition costs, $ 38 for office closures, and $ 98 for potential legal disputes. An acquisition accrual of $ 96 remains on the balance sheet at June 30, 2003. It is Open Text's expectation that this accrual will be utilized in the coming fiscal year.

The acquired software products were valued using a stage of completion model. Projected revenue net of operating expenses and income taxes were discounted to a present value using a risk-adjusted rate of return.

Current software products include products currently in the marketplace as of the acquisition date. The fair market value of the purchased current software products was determined to be $ 302. This amount was recorded as an asset and is being amortized on a straight-line basis over four years. The excess of the purchase price over the fair market value of the acquired identifiable assets and liabilities assumed has been recorded as goodwill in the amount of $ 2 million.

Base 4

In January 2001, Open Text acquired all of the outstanding shares of Base
4 Inc. ("Base 4") of Toronto, Ontario for cash consideration of $529. Base 4's PharMatrix product is designed to facilitate the capture, storage and dissemination of knowledge generated during the complete project lifecycle of the pharmaceutical discovery process.

Open Text allocated the total purchase price to the net assets acquired as follows:

 Tangible net liabilities                      $ (701)
 Goodwill                                       1,240
                                               ------
                                               $  539
                                               ======

Included in tangible net liabilities is an amount of $ 335 representing direct acquisition costs, office closure costs, involuntary termination costs and acquired commitments. The liabilities included $ 70 of direct acquisition costs, $ 75 for office closures, $ 100 for involuntary terminations and $ 90 for certain contingencies.

The excess of the purchase price over the fair market value of the acquired identifiable assets and liabilities assumed has been recorded as goodwill in the amount of $ 1.2 million.


NOTE 15 - NET INCOME PER SHARE

                                                                    Year Ended June 30,
                                                           ---------------------------------
                                                              2003       2002         2001
                                                           ---------------------------------
                                                         (in thousands, except per share data)
Basic income per share
Net income                                                 $ 27,757     $16,671      $10,796
                                                           =================================
Weighted average number of shares outstanding                19,525      19,979       20,032
                                                           ---------------------------------
Basic income per share                                         1.42        0.83        $0.54
                                                           =================================
Diluted income per share
Net income                                                 $ 27,757     $16,671      $10,796
                                                           =================================
Weighted average number of shares outstanding                19,525      19,979       20,032
Dilutive effect of stock options *                            1,172       1,260        1,434
                                                           ---------------------------------
Adjusted weighted average number of shares outstanding       20,697      21,239       21,466
                                                           =================================
Diluted income per share                                      $1.34       $0.78        $0.50
                                                           =================================


* anti-dilutive options of 453,904 have been excluded for fiscal 2003 (fiscal 2002 - 423,283; fiscal 2001 - 322,529)

NOTE 16 - SUBSEQUENT EVENT

On August 27, 2003, Open Text announced that it intended to acquire the Common Shares of Gauss Interprise (Deutsch Bourse: GSOGa.de) for cash by way of agreement with certain of the shareholders, who will hold 73 percent of the shares at closing after conversion of indebtedness. In addition, on September 19, 2003 a tender offer was made for the balance of the shares. Total cash consideration for the shares is expected to be approximately US $ 11 million. Open Text expects that the transaction will close, subject to certain conditions, in the second quarter of Fiscal Year 2004 (the quarter ending December 31, 2003).

3.       Quarterly Report FORM 10-Q

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 10-Q

              [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                For the quarterly period ended September 30, 2003

                                       OR

       [] TRANSITION QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF

                       THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from ____________ to __________

                         Commission file number: 0-27544


                              OPEN TEXT CORPORATION

             (Exact name of registrant as specified in its charter)

                ONTARIO
               98-0154400
     (State or other jurisdiction of       (IRS Employer Identification No.)
      Incorporation or organization)

           185 Columbia Street West, Waterloo, Ontario, Canada N2L 5Z5
           -----------------------------------------------------------
                    (Address of principal executive offices)

       Registrant's telephone number, including area code: (519) 888-7111

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_        No ____

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes _X_         No ____

As of October 31, 2003, there were 40,321,917 outstanding Common Shares of the registrant.

                              OPEN TEXT CORPORATION

                                TABLE OF CONTENTS



PART I - FINANCIAL INFORMATION                                                          Page No.
Item 1.      Financial Statements
             Condensed Consolidated Balance Sheets as of
                 September 30, 2003 (Unaudited) and June 30, 2003....................... 3
             Condensed Consolidated Statements of Income (Unaudited) -
                 Three Months Ended September 30, 2003 and 2002......................... 4
             Condensed Consolidated Statements of Cash Flows (Unaudited) -
                 Three Months Ended September 30, 2003 and 2002......................... 5
             Notes to Condensed Consolidated Financial Statements....................... 6
Item 2.      Management's Discussion and Analysis of Financial
                 Condition and Results of Operations....................................15
Item 3.                Quantitative and Qualitative Disclosures about Market Risk.......26
Item 4.                Controls and Procedures..........................................27

PART II - OTHER INFORMATION
Item 1.      Legal Proceedings..........................................................27

Item 6.      Exhibits and Reports on Form 8-K...........................................28

Signatures..............................................................................29

Index to Exhibits.......................................................................30


Part I: Financial Information
Item 1.  Condensed Consolidated Financial Statements

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In US Dollars)
                        (in thousands, except share data)

                                                                                    September 30,      June 30,
                                                                                        2003             2003
                                                                                 --------------------------------
                                                                                     (unaudited)
                                     ASSETS
Current assets:
      Cash and cash equivalents                                                     $  108,747        $  116,554
      Accounts receivable - net of allowance for doubtful accounts of
               $1,620 as of September 30, 2003 and $1,933 as of June 30, 2003           27,857            35,855
      Income taxes recoverable                                                           5,726               484
      Prepaid expenses and other assets                                                  4,316             3,541
      Deferred tax asset (note 4)                                                       10,665             7,688
                                                                                 --------------------------------
      Total current assets                                                             157,311           164,122

Long term assets
      Restricted cash (note 10)                                                         12,000                -
      Capital assets                                                                     9,643           10,011
      Goodwill, net of accumulated amortization of
         $12,807 at September 30, 2003 and June 30, 2003                                31,465           32,301
      Deferred tax asset                                                                 8,439            8,674
      Other assets                                                                      23,540           23,579
                                                                                 --------------------------------
                                                                                    $  242,398       $  238,687
                                                                                 ================================

                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Accounts payable and accrued liabilities (note 3)                            $    26,023       $    31,596
      Deferred revenues                                                                 33,968            38,086
                                                                                 --------------------------------
      Total current liabilities                                                         59,991            69,682
Long term liabilities:
      Deferred revenues                                                                  1,415             1,696
      Deferred tax credit (note 4)                                                       3,326                 -
      Accrued liabilities                                                                4,585             4,912
                                                                                 --------------------------------
                                                                                        9,326             6,608
Shareholders' equity:
      Share capital
          40,132,214 and 39,136,518 Common Shares issued and
             outstanding at September 30, 2003 and June 30, 2003, respectively         211,129           204,343
      Accumulated other comprehensive income:
          Cumulative translation adjustment                                                425              (119)
      Accumulated deficit                                                              (38,473)          (41,827)
                                                                                 --------------------------------
      Total shareholders' equity                                                       173,081           162,397
                                                                                 --------------------------------
                                                                                    $  242,398        $  238,687
                                                                                 ================================

      Commitments and Contingencies (note 9)
      Subsequent Events (note 10)

      See accompanying notes to condensed consolidated financial statements

                              OPEN TEXT CORPORATION
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                 (In US Dollars)
                      (in thousands, except per share data)

                                                              Three months ended
                                                                  September 30,
                                                            2003              2002
                                                       ------------    -------------
                                                                (unaudited)
Revenues:
        License                                        $    16,867     $    15,476
        Customer support                                    19,421          13,662
        Service                                              7,897           8,517
                                                       ------------    ------------
                    Total revenues                          44,185          37,655
Cost of revenues:
        License                                              1,291           1,649
        Customer support                                     3,181           2,317
        Service                                              7,203           6,235
                                                       ------------    ------------
                    Total cost of revenues                  11,675          10,201
                                                       ------------    ------------
Gross profit                                                32,510          27,454
Operating expenses:
        Research and development                             8,031           6,162
        Sales and marketing                                 13,807          11,986
        General and administrative                           3,354           3,242
        Depreciation                                         1,187           1,216
        Amortization of acquired intangible assets           1,188             487
                                                       ------------    ------------
                    Total operating expenses                27,567          23,093
                                                       ------------    ------------
Income from operations                                       4,943           4,361
Other income (expense)                                        (380)            617
Interest income                                                225             384
                                                       ------------    ------------
Income before income taxes                                   4,788           5,362
Provision for income taxes                                   1,434               -
                                                       ------------    ------------
Net income for the period                              $     3,354     $     5,362
                                                       ============    ============
Basic net income per share* (note 7)                   $      0.08     $      0.14
                                                       ============    ============
Diluted net income per share* (note 7)                 $      0.08     $      0.13
                                                       ============    ============
Weighted average number of Common
        Shares outstanding - basic* (note 7)                39,522          39,279
                                                       ============    ============
Weighted average number of Common
        Shares outstanding - diluted* (note 7)              42,213          41,076
                                                       ============    ============



*Adjusted for stock split declared on October 8, 2003 (note 10)

      See accompanying notes to condensed consolidated financial statements

                              OPEN TEXT COPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)

                                                                              Three months ended
                                                                                September 30,
                                                                              2003         2002
                                                                            ---------------------
                                                                                (unaudited)
Cash flows from operating activities:
 Net income for the period                                                   $3,354        $5,362
 Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization of acquired
     intangible assets                                                        2,375        1,703
  Deferred income taxes                                                         235            -
  Other                                                                           8            -
 Changes in operating assets and liabilities net of assets acquired:
   Accounts receivable                                                         7,998        3,515
  Prepaid expenses and other assets                                            (775)         264
  Accounts payable and accrued liabilities                                   (4,437)      (1,608)
  Income taxes payable                                                       (4,365)         (26)
   Deferred revenues                                                         (4,398)         760
   Unrealized foreign exchange loss (gain)                                       13         (367)
                                                                           ----------------------
Net cash provided by operating activities                                         8        9,603
                                                                           ----------------------
Cash flows used in investing activities:
  Acquisitions of capital assets                                               (828)        (530)
  Cash restricted for Gauss acquisition (note 10)                           (12,000)           -
  Business acquisition costs                                                 (1,041)           -
  Purchase of patent                                                              -       (1,246)
  Other                                                                        (693)        (132)
                                                                           ----------------------
Net cash used in investing activities                                       (14,562)      (1,908)
                                                                           ----------------------
Cash flow from financing activities:
  Payments of obligations under capital leases                                  (92)           -
  Proceeds from issuance of Common Shares                                     6,786        1,711
  Repurchase of Common Shares                                                     -      (16,236)
                                                                           ----------------------
Net cash provided by (used in) financing activities                           6,694      (14,525)
                                                                           ----------------------
Foreign exchange gain (loss) on cash held in foreign currency                    53          (52)
Decrease in cash and cash equivalents during the period                      (7,807)      (6,882)
Cash and cash equivalents at beginning of period                            116,554      109,895
                                                                           ----------------------
Cash and cash equivalents at end of period                                 $108,747    $ 103,013
                                                                           ======================
Supplementary cash flow information
 Cash paid during the period for interest                                        $8           $4
 Cash paid during the period for taxes                                       $4,200           $0



      See accompanying notes to condensed consolidated financial statements

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements ("Interim Financial Statements") include the accounts of Open Text Corporation and its wholly owned subsidiaries, collectively referred to as "Open Text" or the "Company". All inter-company balances and transactions have been eliminated.

These Interim Financial Statements are expressed in US dollars and are based upon accounting policies and methods of their application consistent with those used and described in the Company's annual consolidated financial statements. The Interim Financial Statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with United States generally accepted accounting principles ("US GAAP") and therefore should be read in conjunction with the consolidated financial statements and notes included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

The information furnished reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. The operating results for the three months ended September 30, 2003 are not necessarily indicative of the results expected for any succeeding quarter or the entire fiscal year ending June 30, 2004.

On October 8, 2003, the Company declared a two-for-one split of the Company's Common Shares effected by means of a dividend. The stock split doubled the number of the Company's outstanding Common Shares. Share certificates representing the stock dividend were mailed on or after October 28, 2003 to shareholders of record as of the close of business on October 22, 2003. All of the information presented in these Interim Financial Statements has been retroactively restated to reflect the stock dividend.

The preparation of financial statements in conformity with accounting principles generally accepted in the US requires management to make estimates, judgments and assumptions, which are evaluated on an ongoing basis, that affect the amounts reported in the financial statements. Management bases its estimates on historical experience and on various other assumptions that it believes are reasonable at that time under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates. In particular, significant estimates, judgments and assumptions include those related to revenue recognition, allowance for doubtful accounts, investments, long-lived assets, litigation, and the valuation allowance relating to the Company's Deferred tax asset.


Comprehensive net income

Comprehensive net income is comprised of net income and other comprehensive net income (loss), including the effect of foreign currency translation resulting from the consolidation of subsidiaries where the functional currency is a foreign currency, and the inclusion of unrealized capital gains and losses on available for sale marketable securities. The Company's total comprehensive net income was as follows:



                                                                      Three months ended
                                                                         September 30,
                                                                        2003       2002
                                                                     -------------------
Other comprehensive net income (loss):
     Foreign currency translation adjustment                            $  544    $ (694)
     Unrealized loss on available for sale securites (net of tax)
                                                                             -       (45)
                                                                       -------   -------
Other comprehensive income (loss):                                         544      (739)
Net income for the period                                                3,354     5,362
                                                                      --------   -------
Comprehensive net income for the period                                 $3,898    $4,623
                                                                      ========   =======

NOTE 2 - ACCOUNTING POLICIES

Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The consolidation provisions of FIN 46 are required to be adopted by the Company in the period ending December 31, 2003. The Company believes adoption of FIN 46 will not have a material impact on its financial condition or results of operations.

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are as follows:

                                                       As of
                                         September 30,      June 30,
                                              2003           2003
                                          --------------------------
                                         (unaudited)

Accounts payable - trade                      3,104          4,035
Accrued trade liabilities                    11,273         12,693
Amounts payable for acquisitions              2,826          3,443
Accrued salaries and commissions              7,871         10,403
Other liabilities                               949          1,022
                                          --------------------------
                                            $26,023        $31,596
                                          ==========================


NOTE 4 - INCOME TAXES

As of September 30, 2003, the Company had total net deferred tax assets of approximately $19.1 million, the principal component of which is temporary differences associated with net operating loss carry forwards. The Company operates in several tax jurisdictions. The Company's income is subject to varying rates of tax, and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another.

As of September 30, 2003, the Company had approximately $69.5 million of losses and deductions available to reduce taxable income in future years, the benefit of which is reflected in the deferred tax assets. Deductions of $17.0 million have no expiration date, and the balance of losses expire between 2004 and 2018. The Company's ability to use these income tax losses and future income tax deductions is dependent upon the operations of the Company in the tax jurisdictions in which such losses or deductions arose.

Management records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Based on the reversal of deferred income tax liabilities, projected future taxable income, the character of the income tax asset and tax planning strategies, management has determined that a valuation allowance of $5.8 million is required in respect of its deferred income tax assets as at September 30, 2003. The Company continues to evaluate its taxable position and its valuation allowances quarterly and considers factors by taxing jurisdiction such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others. A valuation allowance of $5.7 million was required for the deferred income tax assets as at June 30, 2003.

To fully utilize the net deferred income tax assets of $19.1 million the Company will need to generate future taxable income in applicable jurisdictions of approximately $55.0 million. Based on the Company's current projection of taxable income for the periods in which the deferred income tax assets are deductible, it is more likely than not that the Company will realize the benefit of the net deferred income tax assets as at September 30, 2003.

During the quarter ended September 30, 2003, the Company acquired the shares of a company with tax loss carry forwards of $10.0 million. The Company expects to fully utilize these losses within the current year. As the tax losses exceed the purchase price, the Company recorded a current deferred tax asset of $3.3 million and an offsetting deferred tax credit of $3.3 million. As the losses are utilized, both the current deferred tax asset and the deferred credit will decrease concurrently and the Company will recognize the benefit of the loss carry forwards in its income tax expense for the period.

NOTE 5 - SEGMENT INFORMATION

The Company has two reportable segments: North America and Europe. The Company evaluates operating segment performance based on revenues and direct operating expenses of the segment based on the location of the respective customers. The accounting policies of the operating segments are the same as those set forth in the Company's Annual Report on Form 10-K for the year ended June 30, 2003.

Included in the following operating results are allocations of certain operating costs that are incurred in one reporting segment but which relate to all reporting segments. The allocations of these common operating costs are consistent with the manner in which they are allocated for presentation to, and analysis by, the chief operating decision maker of the Company. The "Other" category consists of geographic regions other than North America and Europe.

Contribution margin from operating segments does not include amortization of intangible assets or acquired in-process research and development. Goodwill and intangible assets have been included in segment assets.

Information about reported segments is as follows:

                                               North
                                              America     Europe       Other        Total
                                            ----------  ----------  ------------  ---------
Three months ended
September 30, 2003
Revenues from external customers              $26,316     $16,671      $1,198       $ 44,185
Operating costs                                19,361      16,061       1,445         36,867
                                            ---------    --------    ---------    -----------
Contribution margin                            $6,955     $   610      $ (247)      $  7,318
                                            =========    ========    =========    ===========
Segment assets as of September 30, 2003       $94,932     $41,144      $2,117       $138,193
                                            =========    ========    =========    ===========
Three months ended
September 30, 2002
Revenues from external customers              $22,148     $14,473      $1,034       $ 37,655
Operating costs                                17,561      12,774       1,256         31,591
                                            ---------    --------    ---------    -----------
Contribution margin                           $ 4,587     $ 1,699      $ (222)      $  6,064
                                            =========    ========    =========    ===========
Segment assets as of June 30, 2003            $98,769     $38,618      $2,106       $139,493
                                            =========    ========    =========    ===========


A reconciliation of the totals reported for the operating segments to the applicable line items in the condensed consolidated financial statements for the three months ended September 30, 2003 and 2002 is as follows:

                                          --------------------------------------
                                              Three months ended September 30,
                                                 2003                 2002
                                          --------------------------------------


Total contribution margin from operating
  segments                                      $ 7,318             $  6,064
Amortization and depreciation                    (2,375)              (1,703)
                                          --------------------------------------
Income from operations                            4,943               $4,361
Interest, other income and income taxes          (1,589)               1,001
                                          --------------------------------------
Net income                                      $ 3,354              $ 5,362
                                          ======================================

                                           -------------------------------------
                                           As of September 30,    As of June 30,
                                                2003                 2003
                                           -------------------------------------
Segment assets                                 $138,193            $139,493
Term deposits                                   104,205              99,194
                                           ---------------       ---------------
Total corporate assets                         $242,398            $238,687
                                           ===============       ===============


The following table sets forth the distribution of net revenues, determined by location of customer and identifiable assets, by geographic area where the net revenue for such location is greater than 10% of total revenue for the three months ended September 30, 2003 and 2002:

                                     --------------------------------
                                     Three months ended September 30,
                                            2003               2002
                                     --------------------------------
Net revenues
   Canada                                   $ 3,636          $ 2,362
   United States                             22,680           19,786
   United Kingdom                             6,020            4,346
   Rest of Europe                            10,651           10,127
   Other                                      1,198            1,034
                                       -----------------------------
Total revenues                              $44,185          $37,655
                                       =============================

                                  -----------------------------------
                                  As of September 30,  As of June 30,
                                      2003                  2003
                                  ----------------------------------
Segment assets:
   Canada                                  $ 44,293         $ 43,725
   United States                             50,638           55,044
   United Kingdom                            14,914           13,733
   Rest of Europe                            26,231           24,885
   Other                                      2,117            2,106
                                  ----------------------------------
Total segment assets                       $138,193         $139,493
                                  ==================================


NOTE 6 - ACCUMULATED DEFICIT

During the three-month period ended September 30, 2003, no Common Shares were repurchased by the Company. During the three month period ended September 30, 2002, the Company, through its stock repurchase program, purchased 712,200 of its Common Shares at an aggregate cost of $16.2 million. $7.3 million of the repurchase was charged to Share capital based on the average carrying value of the Common Shares, with the remaining $8.9 million charged to accumulated deficit.


NOTE 7 - NET INCOME PER SHARE

                                                          --------------------------------------
                                                            Three Months Ended September 30,
                                                                 2003               2002
                                                          --------------------------------------
                                                          (in thousands, except per share data)
Basic net income per share

Net income                                                $ 3,354                  $5,362
                                                          ===================================


Weighted average number of shares outstanding**            39,522                 39,279
                                                          ===================================

Basic net income per share                                  $0.08                  $0.14
                                                          ===================================

Diluted net income per share

Net income                                                $ 3,354                 $5,362
                                                          ===================================

Weighted average number of shares outstanding**            39,522                 39,279

Dilutive effect of stock options                            2,691                 $1,797
                                                          -----------------------------------

Adjusted weighted average number of shares outstanding**   42,213                 41,076
                                                          ===================================

Diluted net income per share                                $0.08                  $0.13
                                                          ===================================


* Anti-dilutive options of 228,783 have been excluded (first quarter fiscal 2003 2,394,326)

** Reflects stock dividend declared on October 8, 2003 for shareholder's of record on Octoer 22, 2003



NOTE 8 - OPTION PLANS

Employee stock option plans

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and to present the pro forma information that is required by SFAS No. 123 - "Accounting for Stock-Based Compensation" ("SFAS 123"). APB 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period of the options based on the difference, if any, on the grant date between the quoted market price of the Company's stock and the option exercise price. No compensation cost was included in net income as reported for the three month periods ended September 30, 2003 and 2002.

Had compensation cost for the Company's stock-based compensation plans and the employee stock purchase plan been determined using the fair value approach set forth in SFAS 123, the Company's net income for the three month period and net income per share would have been in accordance with the pro forma amounts indicated below:

                                          ----------------------------------
                                           Three Months Ended September 30,

                                              2003                  2002
                                          ----------------------------------
                                               (in thousands, except
                                                 per share amounts)
Net income
    As reported                            $3,354                  $5,362
    Fair value compensation cost           (1,637)                $(1,977)
    Pro forma                              $4,991                  $7,339
Net income per share - basic
    As reported                             $0.08                   40.14
    Pro forma                               $0.13                   $0.19
Net income per share - diluted
    As reported                             $0.08                   $0.13
    Pro forma                               $0.12                   $0.18






Summary of Outstanding Stock Options

As of September 30, 2003, options to purchase an aggregate of 5,912,128 Common Shares were outstanding under all of the Company's stock option plans out of an allowable pool of options totaling 20,614,848. As of September 30, 2003 there were exercisable options outstanding to purchase 4,047,161 shares at an average price of $7.66. At September 30, 2002, there were exercisable options outstanding to purchase 4,347,164 shares at an average price of $6.78. As a result of the stock split declared on October 8, 2003 the number of stock options doubled and accordingly the exercise price was halved.

The following table summarizes information regarding stock options outstanding at September 30, 2003 adjusted for the stock dividend declared October 8, 2003:

                                     Options Outstanding                         Options Exercisable
                        ----------------------------------------------     -------------------------------
                                                Weighted
                                                Average      Weighted                            Weighted
       Range of               Number           Remaining      Average             Number          Average
       Exercise           Outstanding at      Contractual    Exercise         Outstanding at     Exercise
        Prices          September 30, 2003   Life (years)      Price        September 30, 2003     Price
--------------------    ----------------------------------------------     -------------------------------
     $  0.08 -  4.63         1,098,940           3.31         $  3.45           1,098,940         $ 3.45
        4.69 -  6.88         1,357,630           4.86            6.48           1,333,381           6.49
        7.22 -  9.16           290,750            5.4            7.81             242,000           7.68
        9.25 - 10.75         1,007,700           7.36           10.31             539,200          10.22
       10.76 - 13.97         1,106,668           8.02           12.00             384,200          11.33
       14.10 - 20.00         1,050,440           8.02           15.63             449,440          15.22
                        ------------------------------------------------  --------------------------------
     $  0.08 - 20.00         5,912,128           6.18         $  9.29           4,047,161         $ 7.66
                        ================================================  ================================



During the three month periods ending September 30, 2003 and 2002, 344,000 and 254,000 stock options were issued, respectively. The fair value of each stock option grant on the date of grant was estimates using the Black-Scholes option-pricing model with the following weighted average assumptions for the stock-based compensation plans:


                                              Three months
                                          ended September 30,
--------------------------------------------------------------
                                           2003        2002
--------------------------------------------------------------
Volatility                                   60%           74%
---------------------------------------------------------------
Risk-free interest rate                     3,5%            6%
---------------------------------------------------------------
Dividend yield                                --            --
---------------------------------------------------------------
Expected lives (in years)                    3,5           5,5
---------------------------------------------------------------
Weighted average fair value (in dollars)  $ 7,83        $13,15
---------------------------------------------------------------


NOTE 9 - COMMITMENTS AND CONTINGENCIES

As of September 30, 2003, the Company had future commitments and contractual obligations as summarized in the following table. These commitments are principally comprised of operating leases for the Company's leased premises.

Fiscal Year
------------
2004                  $ 6,627
2005                    8,986
2006                    7,018
2007                    6,071
Thereafter             29,830
                    ----------
                      $58,532
                    ==========

The Company does not enter into off-balance sheet financing as a matter of practice except for the use of operating leases for office space, computer equipment, and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet, as the terms of the leases do not meet the criteria for capitalization.

The Company typically agrees in its sales contracts to indemnify its customers for any expenses or liability resulting from claimed infringements of patents, trademarks or copyrights of third parties. The terms of these indemnification agreements are generally perpetual after execution of the agreement. The maximum amount of potential future indemnification is unlimited. To date the Company has not paid any amounts to settle claims, defend lawsuits or otherwise under these indemnification agreements.




NOTE 10 - SUBSEQUENT EVENTS

Gauss Acquisition

On October 16, 2003, Open Text announced that 2016090 Ontario Inc., a wholly-owned subsidiary of Open Text, had waived all of the conditions of the Sale and Purchase Agreements with certain shareholders of Gauss Interprise AG. This transaction was previously announced August 27, 2003. After the transfer of shares under these and other agreements, shares tendered in the public Tender Offer and purchases of shares in the public market, 2016090 Ontario Inc. will hold more than 75% of the total outstanding share capital of Gauss Interprise AG. To support the guarantee provided by the Company's financial institution, for consideration to be paid in the Gauss transaction, $12.0 million of cash was restricted and shown as a long-term asset as of September 30, 2003. At September 30, 2003 the Company had incurred approximately $1.0 million in acquisition related costs, which have been deferred and included in other assets in the consolidated balance sheet.

IXOS Software AG

On October 21, 2003, Open Text announced that it had entered into a business combination agreement with IXOS Software AG ("IXOS"), in which a wholly-owned subsidiary of Open Text will acquire all of the issued and outstanding shares of IXOS. The transaction will proceed via a tender offer to purchase all of the issued and outstanding shares of common stock of IXOS (collectively, the "IXOS Shares") for consideration, at the election of the holder of IXOS Shares, of either (i) 9 Euro or (ii) 0.5220 of Open Text Common Share and 0.1484 of a warrant, each whole warrant exercisable to purchase one Open Text Common Share for up to one year after closing the transaction at a strike price of US $20.75 per share (a "Warrant"), for each IXOS Share tendered under the tender offer. The foregoing exchange ratios and the warrant strike price give effect to the Open Text stock dividend declared by the Board of Directors of Open Text Corporation on October 8, 2003, of one common share for each common share held as of the close of business on October 22, 2003.

SER

On October 23, 2003 Open Text acquired all the common shares of SER Solutions Software GmbH and SER eGovernment Deutschland GmbH (SER) for total consideration of up to $10.5 million (9 million euro) depending on future performance. A portion of the purchase price is held to secure certain warranties, representations and covenants in the acquisition agreement. The Companies develop and markets the DOMEA(R) software solution.

2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements in this Quarterly Report on Form 10-Q constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance or the outcome of litigation (often, but not always, using words or phrases such as "believes", "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate" or "intends" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken or achieved) are not statements of historical fact and may be "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Such risks and uncertainties include, the factors set forth in "Cautionary Statements" in this Quarterly Report on Form 10-Q. Readers should not place undue reliance on any such forward-looking statements, which speak only as at the date they are made. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions regarding these plans, estimates, opinions or projections should change. This discussion should be read in conjunction with the condensed consolidated financial statements and related notes for the periods specified. Further reference should be made to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

Overview

Open Text develops, markets, licenses and supports collaboration and knowledge management software for use on intranets, extranets and the Internet. The Company's principal product line is Livelink(R), a leading collaboration and knowledge management software product for global enterprises. The software enables users to find electronically stored information, work together in creative and collaborative processes, perform group calendaring and scheduling, and distribute or make available to users across networks or the Internet the resulting work product and other information. This collaborative environment enables ad hoc teams to form quickly across functional and organizational boundaries, which enables information to be accessed by employees using any standard Web browser. Fully Web-based with open architecture, Livelink provides rapid out-of-the-box deployment, accelerated adoption, and low cost of ownership. Open Text provides integrated solutions that enable people to use information and technology more effectively at departmental levels and across enterprises. The Company offers its solutions both as end-user stand-alone products and as fully integrated modules, which together provide a complete solution that is easily incorporated into existing enterprise business systems. Although most of the Company's technology is proprietary in nature, the Company does include certain third party software in its products.

During the three months ended September 30, 2003, the Company recorded total revenue of $44.2 million, of which license revenue was $16.9 million and net income of $3.4 million. In addition, the Company's cash and cash equivalents excluding $12.0 million of cash restricted in connection with the Company's acquisition of shares of Gauss Interprise AG ("Gauss"), were $108.7 million, with cash flow from operations totaling $8,000. The Company's days' sales outstanding ("DSO") of 57 days at September 30, 2003, were significantly improved over 71 days at September 30, 2002. Segment information relating to the financial statements is presented in Note 5 to the Company's condensed consolidated financial statements.

On October 16, 2003, the company announced that 2016090 Ontario Inc., a wholly-owned subsidiary of the Company, had waived all of the conditions of the Sale and Purchase Agreements with certain shareholders of Gauss. This transaction was previously announced August 27, 2003. After the transfer of shares under these and other agreements, shares tendered in the public Tender Offer and purchases of shares in the public market, 2016090 Ontario Inc. will hold more than 75% of the total outstanding share capital of Gauss Interprise AG. Gauss is one of Europe's leading developers of Web Content Management (WCM) software, serving more than 1,100 customers worldwide through headquarters in Hamburg, Germany, and Irvine, CA. Gauss provides Integrated Document and Output Management (IDOM) software for ERP systems. These products automate processes such as invoicing, ordering and insurance claims, allowing customers to convert large volumes of paper into electronic documents via imaging technology and processing them through highly structured workflows.

On October 21, 2003, the Company announced that it had entered into a business combination agreement with IXOS Software AG ("IXOS"), in which a wholly-owned subsidiary of the company will acquire all of the issued and outstanding shares of IXOS. IXOS is a leader in content management and archiving and is currently considered to be Europe's number one provider of Enterprise Content Management
(ECM). Munich-based IXOS has approximately 900 employees and revenues of US$145 million in the fiscal year ended June 30, 2003. With the completion of the tender offer, the combined company will become the world's largest ECM solutions provider. ECM is the technology used to create, capture, customize, deliver, manage and archive content across the enterprise.

The Company continues to seek opportunities to acquire or invest in businesses, products and technologies that expand, compliment or are otherwise related to the Company's current business or products. The Company also considers, from time to time, opportunities to engage in joint ventures or other business collaborations with third parties to address particular market segments.

Critical Accounting Policies and Estimates

The Company's condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). These accounting principles were applied on a basis consistent with those of the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended June 30, 2003 filed with the Securities and Exchange Commission.

The preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles necessarily requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenues, bad debts, investments, intangible assets, income taxes, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances.

The critical accounting policies affecting significant judgments and estimates used in the preparation of its condensed consolidated financial statements have been applied as outlined in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company's control.

Results of Operations

Three Months Ended September 30, 2003 compared with Three Months Ended September 30, 2002

         Revenues

The Company's total revenues increased 17% from $37.7 million in the three months ended September 30, 2002 to $44.2 million for the three months ended September 30, 2003.

License revenues increased 9% from $15.5 million in the three months ended September 30, 2002 to $16.9 million in the three months ended September 30, 2003. The increase in license revenues is largely a result of the Company's growth from acquisitions. During the quarter ended September 30, 2003 the Company completed two license transactions that generated over $1.0 million in revenue each, the majority of which represented license revenue.

Customer support revenues increased 42% from $13.7 million in the three months ended September 30, 2002 to $19.4 million for the three months ended September 30, 2003. The increase in customer support revenues was attributable to both strong retention rates with existing customers as well as growth from acquisitions.

Service revenues decreased 7% from $8.5 million in the three months ended September 30, 2002 to $7.9 million in the three months ended September 30, 2003. The decrease in service revenues relates primarily to focusing our services to support rapid deployment of solutions and implementations. Utilization in the quarter ended September 30, 2003 and September 30, 2002 was 49% and 60%, respectively. Lower utilization rates are expected during the summer quarter due to seasonality.

No single customer comprised greater than 10% of the Company's revenue in the three months ended September 30, 2003 or 2002. For the three months ended September 30, 2003 and 2002, 59% of total revenues were from customers located in North America, 38% of total revenues were from customers in Europe and 3% of revenues were from customers in countries outside North America and Europe ("Other").

Cost of revenues

Cost of license revenues decreased 22% from $1.6 million in the three months ended September 30, 2002 to $1.3 million in the three months ended September 30, 2003. As a percentage of license revenues, cost of license revenues represented 11% in the three months ended September 30, 2002 compared with 8% in the three months ended September 30, 2003. The decrease in the cost and percentage of license revenues resulted from a decrease in licensing of third-party software, and therefore the associated royalties, during the three months ended September 30, 2003 as compared with the same three-month period a year ago.

Cost of customer support revenues increased 37% from $2.3 million in the three months ended September 30, 2002 to $3.2 million in the three months ended September 30, 2003. As a percentage of customer support revenues, cost of customer support revenues remained relatively consistent at 17% and 16% in the three months ended September 30, 2002 and 2003, respectively, primarily due to a higher revenue base. The increase in cost of customer support revenues is primarily due to an increase in personnel-related expenses, primarily as a result of acquisitions and increases in personnel to support organic growth.

Cost of service revenues increased 16% from $6.2 million in the three months ended September 30, 2002 to $7.2 million in the three months ended September 30, 2003. As a percentage of service revenues, cost of service revenues increased from 73% in the three months ended September 30, 2002 to 91% in the three months ended September 30, 2003. The increase in cost of service revenues resulted primarily from increases in the number of employees resulting from the Company's acquisitions compared to a year ago.

Research and development

Research and development expenses increased 30% from $6.2 million in the three months ended September 30, 2002 to $8.0 million in the three months ended September 30, 2003. Research and development expenses consist primarily of personnel expenses, and their related facilities and equipment expenses. As a percentage of total revenues, research and development expenses increased from 16% in the three months ended September 30, 2002 to 18% in the three months ended September 30, 2003. The increase in research and development expenses primarily resulted from an increase in personnel-related expenses associated with the new employees from acquisitions and the Company's continued commitment to developing new products and integrating acquired technologies.

Sales and marketing

Sales and marketing expenses increased 15% from $12.0 million in the three months ended September 30, 2002 to $13.8 million in the three months ended September 30, 2003. Sales and marketing expenses include the costs associated with the Company's sales force including compensation costs, travel, and training, as well as the costs of marketing programs and initiatives. As a percentage of total revenues, sales and marketing expenses decreased slightly from 32% in the three months ended September 30, 2002 to 31% in the three months ended September 30, 2003. The increase in sales and marketing expenses in absolute dollars is primarily due to increases in amounts spent on tradeshows as well as employee incentive programs and added headcount from acquired companies. The decrease in sales and marketing expenses as a percentage of total revenues for the three months ended September 30, 2003 resulted from a higher total revenue base.

General and administrative

General and administrative expenses increased 3% from $3.2 million in the three months ended September 30, 2002 to $3.4 million in the three months ended September 30, 2003. General and administrative expenses consist primarily of the salaries of administrative personnel and related overhead and facilities expenses. As a percentage of total revenues, general and administration expenses decreased from 9% for the three months ended September 30, 2002 to 8% for the three months ended September 30, 2003. The decrease in general and administrative expenses as a percentage of total revenues resulted primarily from a higher total revenue base.

Depreciation

Depreciation expense remained constant at $1.2 million for the three months ended September 30, 2002 and 2003. As a percentage of revenues, depreciation expense remained approximately 3% for both the three months ended September 30, 2002 and 2003.

Amortization of acquired intangible assets

Amortization of acquired intangible assets increased 144% from $0.5 million in the three months ended September 30, 2002, to $1.2 million in the three months ended September 30, 2003, primarily as a result of acquisitions completed by the Company. As a percentage of total revenues, amortization of acquired intangible assets increased from 1% in the three months ended September 30, 2002 to 3% in the three months ended September 30, 2003. Amortization of acquired intangible assets increased primarily because the three months ended September 30, 2003 included the amortization of core technology and purchased software acquired pursuant to the acquisitions completed in the prior year.

Other income (expense)

Other income (expense) decreased 162% from $617,000 for the three months ended September 30, 2002 to $(380,000) for the three months ended September 30, 2003. Other income (expense) consists primarily of foreign exchange gains or losses, which reflect relative movements in the various foreign currencies in which the Company conducts business.


Interest income

Interest income decreased 41% from $384,000 for the three months ended September 30, 2002 to $225,000 for the three months ended September 30, 2003. The reduction in interest income is a result of lower interest rates realized in the three months ended September 30, 2003, compared to the three months ended September 30, 2002.

Income taxes

As of September 30, 2003, the Company had total net deferred tax assets of $19.1 million, the principal component of which is temporary differences associated with net operating loss carry forwards. The Company operates in several tax jurisdictions. The Company's income is subject to varying rates of tax, and losses incurred in one jurisdiction cannot be used to offset income taxes payable in another. The Company has provided against the deferred tax asset with a valuation allowance of $5.8 million because it believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets. The Company continues to evaluate its taxable position quarterly and therefore its valuation allowance and considers factors by taxing jurisdiction such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.


As of September 30, 2003, the Company had approximately $69.5 million of losses and deductions available to reduce taxable income in future years, the benefit of which is reflected in the deferred tax assets. Deductions of $17.0 million have no expiration date, and the balance of losses expire between 2004 and 2018.


During the quarter ended September 30, 2003, the Company acquired the shares of a Company with tax loss carry forwards of $10.0 million. The Company expects to fully utilize these losses within the current year. As the tax losses exceed the purchase price the Company recorded a current deferred tax asset of $3.3 million and an offsetting deferred tax credit of $3.3 million. As the losses are utilized, both the current deferred tax asset and the deferred credit will decrease concurrently and the Company will recognize the benefit of the loss carry forwards in its income tax expense for the period.


During the quarter ended September 30, 2003, the Company recorded a tax provision of $1.4 million compared to no tax provision during the quarter ended September 30, 2002. The reason for the increase in the Company's tax provision is the Company became taxable in certain taxing jurisdictions where it was previously able to use loss carryforwards.


Liquidity and Capital Resources

Other than cash generated through its operations, the Company has traditionally financed its cash needs primarily through the issuance of the Company's Common Shares. At September 30, 2003, the Company had current assets of $157.3 million, current liabilities of $60.0 million and working capital of $97.3 million. These amounts compare to current assets of $164.1 million, current liabilities of $69.7 million, and working capital of $94.4 million at June 30, 2003. At September 30, 2003, the Company had cash and cash equivalents totaling $108.7 million, compared to cash and cash equivalents of $116.6 million at June 30, 2003. The change in the Company's cash and cash equivalents, current assets and working capital balances since the beginning of the fiscal year are largely a result of cash restricted in connection with the Gauss acquisition, a large tax payment made during the period and timing of payment of payables. These were partially offset by net income for the three months ended September 30, 2003, cash collections during the quarter and cash provided by exercises under the Company's stock option program as well as decreases in current liabilities.

Net cash provided by operating activities was approximately $8,000 for the period ended September 30, 2003 compared with $9.6 million for the period ended September 30, 2002. The decrease in cash flow from operations was primarily a result of a large tax payment, decreases in accounts payable and deferred revenue, and lower net income in the three months ended September 30, 2003, compared to the three months ended September 30, 2002.

Net cash used in investing activities was $1.9 million during the three months ended September 30, 2002 compared to $14.6 million during the three months ended September 30, 2003. The cash used during the three months ended September 30, 2003 primarily related to amounts restricted for the Gauss acquisition and costs associated with the Company's acquisitions. Also included in investing activities is the purchase of capital assets, which totaled $828,000 during the three months ended September 30, 2003 as compared with $530,000 during the three months ended September 30, 2002.

Net cash provided by financing activities totaled $6.7 million in the three months ended September 30, 2003, primarily resulting from cash provided by exercises under the Company's stock option program. Net cash used in financing activities was $14.5 million in the three months ended September 30, 2002, primarily resulting from the repurchase for cancellation of 712,200 Common Shares at a cost of $16.2 million, of which $7.3 million was charged to share capital and $8.9 million was charged to accumulated deficit, partially offset by proceeds of $1.7 million from the sale of Common Shares related to the exercise of Company stock options.

The Company has a Cdn$10.0 million (USD$6.3 million) line of credit with a Canadian chartered bank, under which no borrowings were outstanding at September 30, 2003, the entire amount of which was available for use. The line of credit bears interest at the lender's prime rate plus 0.5% and is secured by all of the Company's assets, including an assignment of accounts receivable.

On October 16, 2003, the Company announced that 2016090 Ontario Inc., a wholly-owned subsidiary of the Company, had waived all of the conditions of the Sale and Purchase Agreements with certain shareholders of Gauss. This transaction was previously announced August 27, 2003.

On October 21, 2003, the Company announced that it had entered into a business combination agreement with IXOS Software AG ("IXOS"), in which a wholly-owned subsidiary of the Company will acquire all of the issued and outstanding shares of IXOS. Based on recent exchange rates the total purchase consideration would be approximately $240 million US in cash assuming all IXOS shareholders elected to receive cash.

On a cumulative basis, to date, license and service revenues have been insufficient to satisfy the Company's total cash requirements, particularly as the Company has sought to repurchase its Common Shares, acquire businesses and grow its infrastructure. The Company will likely need to raise additional funds, however, in order to fund more rapid expansion of our business, develop new and enhance existing products and services, or acquire complimentary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible securities, the percentage ownership of the Company's stockholders may be reduced, the Company's stockholders may experience additional dilution, and such securities may have rights, preferences, or privileges senior to those of the Company's stockholders. Additional financing may not be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its expansion, take advantage of acquisition opportunities or develop or enhance its services or products would be significantly limited.

Cautionary Statements

Certain statements in this Quarterly Report on Form 10-Q constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, including those set forth in the following cautionary statements and elsewhere in this Quarterly Report on Form 10-Q, that may cause the actual results, performance or achievements of the Company, or developments in the Company's industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. The following factors, as well as all of the other information set forth herein, should be considered carefully in evaluating Open Text and its business. If any of the following risks were to occur, the Company's business, financial condition and results of operations would likely suffer. In that event, the trading price of the Company's Common Shares would likely decline.

If the Company does not continue to develop new technologically advanced products, future revenues will be negatively affected

         Open Text's success will depend on its ability to design, develop, test, market, license and support new software products and enhancements of current products on a timely basis in response to both competitive products and evolving demands of the marketplace. In addition, new software products and enhancements must remain compatible with standard platforms and file formats. Presently, Open Text is continuing to enhance the capability of its Livelink software to enable users to form workgroups and collaborate on intranets and the Internet. The Company increasingly must integrate software licensed from third parties with its own software to create or improve intranet and Internet products. These products are key to the success of the Company's strategy, and the Company may not be successful in developing and marketing these and other new software products and enhancements. If the Company is unable to successfully integrate the technologies licensed from third parties, to develop new software products and enhancements to existing products, or to complete products currently under development, or if such integrated or new products or enhancements do not achieve market acceptance, the Company's operating results will materially suffer. In addition, if new industry standards emerge that the Company does not anticipate or adapt to, the Company's software products could be rendered obsolete and its business would be materially harmed.

If the Company's products and services do not gain market acceptance, the Company may not be able to increase its revenues

Open Text is continually working on the development of, and improvements to, new versions of Livelink and other products. In June 2003 the company released Livelink LaunchForce an application that offers closed-loop distribution of critical information to a distributed field-sales organization. This product based on rich-media technology acquired by Open Text from Eloquent, significantly speeds up training for sales forces and simultaneously helps large sales organizations save money. In August 2003 the company released Livelink 9.2 that significantly advances the ease of use of the system and added significant capabilities to support team collaboration. In addition the company continues to improve Meeting Zone based on customer feedback. The primary market for Open Text's software and services is rapidly evolving. As is typical in the case of a new and rapidly evolving industry, demand for and market acceptance of products and services that have been released recently or that are planned for future release are subject to a high level of uncertainty. If the markets for the Company's products and services fail to develop, develop more slowly than expected or become saturated with competitors, the Company's business will suffer. The Company may be unable to successfully market its current products and services, develop new software products, services and enhancements to current products and services, complete customer installations on a timely basis, or complete products and services currently under development. If the Company's products and services or enhancements do not achieve and sustain market acceptance, the Company's business and operating results will be materially harmed.

Current and future competitors could have a significant impact on the Company's ability to generate future revenue and profits

         The markets for the Company's products are new, intensely competitive, subject to rapid technological change and are evolving rapidly. The Company expects competition to increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. The Company may not be able to compete effectively with current and future competitors. If competitors were to engage in aggressive pricing policies with respect to competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices. This could result in lower revenues, reduced margins, loss of customers, or loss of market share for the Company.

Acquisitions, investments, joint ventures and other business initiatives may negatively affect our operating results

         Open Text acquired three companies in fiscal 2003 and continues to seek out opportunities to acquire or invest in businesses, products and technologies that expand, complement or are otherwise related to the Company's current business or products. The Company also considers from time to time, opportunities to engage in joint ventures or other business collaborations with third parties to address particular market segments. These activities, including the fiscal 2003 acquisitions, create risks such as the need to integrate and manage the businesses acquired with the business of the Company, additional demands on the Company's management, resources, systems, procedures and controls, disruption of the Company's ongoing business, and diversion of management's attention from other business concerns. Moreover, these transactions could involve substantial investment of funds and/or technology transfers and the acquisition or disposition of product lines or businesses. Also, such activities could result in one-times charges and expenses and have the potential to either dilute existing shareholders or result in the assumption of debt. Such acquisitions, investments, joint ventures or other business collaborations may involve significant commitments of financial and other resources of the Company. Any such activity may not be successful in generating revenue, income or other returns to the Company, and the financial or other resources committed to such activities will not be available to the Company for other purposes. The Company's inability to address these risks could negatively affect the Company's operating results.

A reduction in the number or sales efforts by distributors could materially impact the Company's revenues

A portion of the Company's revenue is derived from the license of its products through third parties. The Company's success will depend, in part, upon its ability to maintain access to existing channels of distribution and to gain access to new channels if and when they develop. The Company may not be able to retain a sufficient number of its existing or future distributors. Distributors may also give higher priority to the sale of other products (which could include products of competitors) or may not devote sufficient resources to marketing the Company's products. The performance of third party distributors is largely outside the control of the Company and the Company is unable to predict the extent to which these distributors will be successful in marketing and licensing the Company's products. A reduction in sales efforts, or a decline in the number of distributors, or the discontinuance of sales of the Company's products by its distributors could lead to reduced revenue.

The Company's international operations expose the Company to business risks that could cause the Company's operating results to suffer

Open Text intends to continue to make efforts to increase its international operations and anticipates that international sales will continue to account for a significant portion of its revenue. Revenues derived outside of North America represented 42%, 40% and 41% of total revenues for fiscal 2003, fiscal 2002 and fiscal 2001 respectively. These international operations are subject to certain risks and costs, including the difficulty and expense of administering business abroad, compliance with foreign laws, compliance with domestic and international import and export laws and regulations, costs related to localizing products for foreign markets, and costs related to translating and distributing products in a timely manner. International operations also tend to expose the Company to a longer sales and collection cycle, as well as potential losses arising from currency fluctuations, and limitations regarding the repatriation of earnings. Significant international sales may also expose the Company to greater risk from political and economic instability, unexpected changes in Canadian, US or other governmental policies concerning import and export of goods and technology, and other regulatory requirements and tariffs and other trade barriers. In addition, international earnings may be subject to taxation by more than one jurisdiction, which could also materially adversely affect the Company's results of operations. Moreover, international expansion may be more difficult, time consuming, and costly. As a result, if revenues from international operations do not offset the expenses of establishing and maintaining foreign operations, the Company's operating results will suffer.

The Company's products may contain defects that could harm the Company's reputation, be costly to correct, delay revenues, and expose the Company to litigation.

The Company's products are highly complex and sophisticated and, from time to time, may contain design defects or software errors that are difficult to detect and correct. Errors may be found in new software products or improvements to existing products after commencement of commercial shipments, or, if discovered, the Company may not be able to successfully correct such errors in a timely manner, or at all. In addition, despite tests carried out by the Company on all its products, the Company may not be able to fully simulate the environment in which its products will operate and, as a result, the Company may be unable to adequately detect design defects or software errors inherent in its products and which only become apparent when the products are installed in an end-user's network. The occurrence of errors and failures in the Company's products could result in loss of or delay in market acceptance of the Company's products, and alleviating such errors and failures in the Company's products could require significant expenditure of capital and other resources by the Company. Because the Company's end-user base consists of a limited number of end-users, the harm to the Company's reputation resulting from product errors and failures would be damaging to the Company. The Company regularly provides a warranty with its products and the financial impact of these warranty obligations may be significant in the future. The Company's agreements with its strategic partners and end-users typically contain provisions designed to limit the Company's exposure to claims, such as exclusions of all implied warranties and limitations on damage remedies and the availability of consequential or incidental damages. However, such provisions may not effectively protect the Company against claims and related liabilities and costs. Although the Company maintains errors and omissions insurance coverage and comprehensive liability insurance coverage, such coverage may not be adequate and all claims may not be covered. Accordingly, any such claim could negatively affect the Company's financial condition.

Other companies may claim that the Company's intellectual property violates their patents, which could result in significant costs to defend and if the Company is not successful could have a significant impact on the Company's ability to generate future revenue and profits

Although the Company does not currently believe that it is infringing on the intellectual property of other companies, as software patents become more prevalent, it is possible that certain parties will claim that the Company's products violate their patents. Such claims could be disruptive to the Company's ability to generate revenue and may result in significantly increased costs as the Company attempts to license the patents or rework its products to ensure that they are not in violation of the claimant's patents or dispute the claims.

The Company currently depends on certain third-party software, the loss of which could result in increased costs of, or delays in, licenses of the Company's products. For a limited number of product modules, the Company relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and which is used in its products to perform key functions. These third-party software licenses may not continue to be available to us on commercially reasonable terms, and the related software may not continue to be appropriately supported, maintained, or enhanced by the licensors. The loss of license to use, or the inability of licensors to support, maintain, and enhance any of such software, could result in increased costs, delays, or reductions in product shipments until equivalent software is developed or licensed, if at all, and integrated.

Current and future competitors could have a significant impact on the Company's ability to generate future revenue and profits

         The markets for the Company's products are new, intensely competitive, subject to rapid technological change and are evolving rapidly. The Company expects competition to increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. The Company may not be able to compete effectively with current and future competitors. If competitors were to engage in aggressive pricing policies with respect to competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices. This could result in lower revenues, reduced margins, loss of customers, or loss of market share for the Company.

The length of the Company's sales cycle can fluctuate significantly which could result in significant fluctuations in license revenue being recognized from quarter to quarter

Because the decision by a customer to purchase the Company's products often involves relatively large-scale implementation across the customer's network or networks, licenses of these products may entail a significant commitment of resources by prospective customers, accompanied by the attendant risks and delays frequently associated with significant expenditures and lengthy sales cycle and implementation procedures. Given the significant investment and commitment of resources required by an organization in order to implement the Company's software, the Company's sales cycle tends to take considerable time to complete. Particularly in the current economic environment of reduced information technology spending, it can take several months, or even quarters, for sales opportunities to translate into revenue. If installation of the Company's products in one or more customers takes longer than originally anticipated, the date on which revenue from these licenses could be recognized would be delayed. Such delays could cause the Company's revenues to be lower than expected in a particular period.

The Company may not achieve its anticipated revenues if it does not expand its product line

Substantially all of Open Text's revenues are currently derived from its Livelink and related products and services offered by the Company in the Internet, intranet and extranet markets. Accordingly, the Company's future results of operations will depend, in part, on expanding its product-line and related services. To achieve its revenue goals, the Company must also continue to enhance these products and services to meet the evolving needs of its customers. A reduction in demand or increase in competition in the market for Internet or intranet applications, or a decline in licenses of Livelink and related services, would significantly harm the Company's business.

The Company must continue to manage its growth or its operating results could be adversely affected

Over the past several years, Open Text has experienced growth in revenues, operating expenses, and product distribution channels. In addition, Open Text's markets have continued to evolve at a rapid pace. The total number of employees of the Company has grown from 292 as of September 1, 1996 to 1,168, as of September 30, 2003, including contractors. The Company believes that continued growth in the breadth of its product lines and services and in the number of personnel will be required in order to establish and maintain the Company's competitive position. Moreover, the Company has grown significantly through acquisitions in the past and continues to review acquisition opportunities as a means of increasing the size and scope of its business. Open Text's growth, coupled with the rapid evolution of the Company's markets, has placed, and is likely to continue to place, significant strains on its administrative and operational resources and increased demands on its internal systems, procedures and controls. The Company's administrative infrastructure, systems, procedures and controls may not adequately support the Company's operations and the Company's management may not be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products and services and to successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's operating results will likely suffer.

The Company's products rely on the stability of various infrastructure software which, if not stable, could negatively impact the effectiveness of the Company's products, resulting in harm to the reputation and business of the Company

Developments of internet and intranet applications by Open Text depends on the stability, functionality and scalability of the infrastructure software of the underlying intranet, such as that of Sun, HP, Oracle, Microsoft and others. If weaknesses in such infrastructure software exist, the Company may not be able to correct or compensate for such weaknesses. If the Company is unable to address weaknesses resulting from problems in the infrastructure software such that the Company's products do not meet customer needs or expectations, the Company's business and reputation may be significantly harmed.

The Company's quarterly revenues and operating results are likely to fluctuate which could impact the price of the Company's Common Shares

         The Company has experienced, and is likely to continue to experience, significant fluctuations in quarterly revenues and operating results caused by many factors, including changes in the demand for the Company's products, the introduction or enhancement of products by the Company and its competitors, market acceptance of enhancements or products, delays in the introduction of products or enhancements by the Company or its competitors, customer order deferrals in anticipation of upgrades and new products, changes in the Company's pricing policies or those of its competitors, delays involved in installing products with customers, the mix of distribution channels through which products are licensed, the mix of products and services sold, the mix of international and North American revenues, foreign currency exchange rates and general economic conditions.

Like many other software companies, the Company has generally recognized a substantial portion of its revenues in the last weeks of each quarter. Accordingly, the cancellation or deferrals of even a small number of licenses or delays in installations of the Company's products could have a material adverse effect on the Company's results of operations in any particular quarter. The Company also has noted historically lower sales in July and August than in other months, which has resulted in proportionately lower revenues recorded in the quarter ended September 30 than in other quarters. Because of the impact of the timing of product introductions and the rapid evolution of the Company's business and the markets it serves, the Company cannot predict whether seasonal patterns experienced in the past will continue. For these reasons, no one should rely on period-to-period comparisons of the Company's financial results to forecast future performance. It is likely that the Company's quarterly revenue and operating results will vary significantly in the future and if a shortfall in revenue occurs or if operating costs increase significantly, the market price of our Common Shares could decline.

Failure to protect our intellectual property could harm our ability to compete effectively

         The Company is highly dependent on its ability to protect its proprietary technology. The Company's efforts to protect its intellectual property rights may not be successful. The Company relies on a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights. The Company has not sought patent protection for its products. While US and Canadian copyright laws, international conventions and international treaties may provide meaningful protection against unauthorized duplication of software, the laws of some foreign jurisdictions may not protect proprietary rights to the same extent as the laws of Canada or the United States. Software piracy has been, and can be expected to be, a persistent problem for the software industry. Enforcement of the Company's intellectual property rights may be difficult, particularly in some nations outside of the United States and Canada in which the Company seeks to market its products. Despite the precautions taken by the Company, it may be possible for unauthorized third parties, including competitors, to copy certain portions of the Company's products or to reverse engineer or obtain and use information that the Company regards as proprietary. Although the Company does not believe that its products infringe on the rights of third parties, third parties may assert infringement claims against the Company in the future, and any such assertions may result in costly litigation or require the Company to obtain a license for the intellectual property rights of third parties, such licenses may not be available on reasonable terms, or at all.

If the Company is not able to attract and retain top employees, the Company's ability to compete may be harmed

The Company's performance is substantially dependent on the performance of its executive officers and key employees. The loss of the services of any of its executive officers or other key employees could significantly harm the Comany's business. The Company does not maintain "key person" life insurance policies on any of its employees. The Company's success is also highly dependent on its continuing ability to identify, hire, train, retain and motivate highly qualified management, technical, sales and marketing personnel, including recently hired officers and other employees. Specifically, the recruitment of top research developers, along with experienced salespeople, remains critical to the Company's success. Competition for such personnel is intense, and the Company may not be able to attract, integrate or retain highly qualified technical and managerial personnel in the future.

The volatility of the Company's stock price could lead to losses by shareholders

The market price of the Common Shares has been highly volatile and subject to wide fluctuations. Such fluctuations in market price may continue in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company's operating results in a particular quarter to meet market expectations may adversely affect the market price of the Common Shares, resulting in losses to shareholders. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Due to the volatility of our stock price, the Company could be the target of securities litigation in the future. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business and operating results.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

The Company is primarily exposed to market risks associated with fluctuations in interest rates and foreign currency exchange rates.

Interest rate risk

The Company's exposure to interest rate fluctuations relates primarily to its investment portfolio, since the Company had no borrowings outstanding under its line of credit at September 30, 2003. The Company primarily invests its cash in short-term high-quality securities with reputable financial institutions. The primary objective of the Company's investment activities is to preserve principal while at the same time maximizing the income the Company receives from its investments without significantly increasing risk. The Company does not use derivative financial instruments in its investment portfolio. The interest income from the Company's investments is subject to interest rate fluctuations, which the Company believes would not have a material impact on the financial position of the Company.

All highly liquid investments with a maturity of less than three months at the date of purchase are considered to be cash equivalents. All investments with maturities of three months or greater are classified as available-for-sale and considered to be short-term investments. Some of the securities that the Company has invested in may be subject to market risk. This means that a change in the prevailing interest rates may cause the principal amount of the investment to fluctuate. The impact on net interest income of a 100 basis point adverse change in interest rates for the quarter ended September 30, 2003 would have been a decrease of approximately $0.3 million.

Foreign currency risk

The Company has net monetary asset and liability balances in foreign currencies other than the US Dollar, including the Canadian Dollar ("CDN"), the Pound Sterling ("GBP"), the Australian dollar ("AUD"), the Swiss Franc ("CHF"), the German Mark ("DEM"), the French Franc ("FRF"), the Dutch Guilder ("NLG"), the Danish Kroner ("DKK"), the Arabian Durham ("AED"), and the Euro ("EUR"). The Company's cash and cash equivalents are primarily held in US Dollars The Company does not currently use financial instruments to hedge operating expenses in foreign currencies. The Company intends to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

The following tables provide a sensitivity analysis on the Company's exposure to changes in foreign exchange rates. For foreign currencies where the Company engages in material transactions, the following table quantifies the impact that a 10% change against the U.S. dollar would have had on the Company's total revenues, operating expenses, and net income for the quarter ended September 30, 2003. This analysis is presented in both functional and transactional currency. Functional currency represents the currency of measurement for each of an entity's domestic and foreign operations. Transactional currency represents the currency the underlying transactions take place in. The impact of changes in foreign exchange rates for those foreign currencies not presented in these tables is not material.

                     10% Change in Functional Currency
                              (in thousands)
                     ----------------------------------
                        Total    Operating         Net
                       Revenue    Expenses       Income
                     ----------------------------------
Euro                     $747        $447         $300
British Pound             602         404          198
Swiss Franc               200         151           49
Swedish Krona             126          61           65

                    10% Change in Transactional Currency
                              (in thousands)
                    ------------------------------------
                        Total     Operating         Net
                       Revenue     Expenses       Income
                    ------------------------------------
Euro                     $697         $455         $242
British Pound             576          391          185
Canadian Dollar           341          915         (574)
Swedish Krona             100           59           41

Item 4. Controls and Procedures

As of September 30, 2003, our Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13-a15(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of September 30, 2003, our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There were no changes in our internal control over financial reporting over our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II   Other Information

Item 1.           Legal Proceedings
                  -----------------

The Harold Tilbury and Yolanda Tilbury Family Trust has brought an action against the Company under the Ontario Arbitrators Act. The complaint alleges failure to pay amounts owing under a stock purchase agreement for purchase of Bluebird Systems ("Bluebird"), a company previously acquired. The claim is for $10 million plus $5 million in punitive damages. The Company was not a party to the stock purchase agreement but has been held by the arbitrator to be principal behind the transaction. The Company has counterclaimed and instituted an action under the Ontario Arbitrators Act against Harold Tilbury and Yolanda Tilbury as Trustees of the Tilbury Family Trust, and Harold Tilbury personally, claiming that not only is no further amounts owing but for reimbursement for parts of the purchase price of Bluebird. The Company is also seeking indemnification for breaches of the representations and warranties under the stock purchase agreement in the amount of approximately $6.5 million. This claim also asks for a rescission of a facility lease assumed on the purchase of Bluebird, or damages of $7 million, together with punitive damages of $1 million.

In the normal course of business the Company is subject to various other legal matters. While the results of litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of these other matters will not have a materially adverse effect on its consolidated results of operations or financial conditions.


Item 6.  Exhibits and Reports on Form 8-K
         --------------------------------

         (a) Exhibits

         -----------------------------------------------------------------------
         Exhibit No    Description
         -----------------------------------------------------------------------
         10.1          Support Letter Agreement issued by GAP LP, GAPCO II, KG
                       and GapStar and accepted and agreed to by Open Text
                       Corporation, dated October 20, 2003.*
         -----------------------------------------------------------------------
         10.2          Business Combination Agreement between 2016091 Ontario,
                       Inc., Open Text Corporation and IXOS Software AG, dated
                       October 20, 2003.*
         -----------------------------------------------------------------------
         31.1          Certification Pursuant to Rule 13a-14(a) of the
                       Exchange Act, as Adopted Pursuant to Section 302 of the
                       Sarbanes-Oxley Act of 2002 (filed herewith).
         -----------------------------------------------------------------------
         31.2          Certification Pursuant to Rule 13a-14(a) of the
                       Exchange Act, as Adopted Pursuant to Section 302 of the
                       Sarbanes-Oxley Act of 2002 (filed herewith).
         -----------------------------------------------------------------------
         32.1          Certification Pursuant to 18 U.S.C. Section 1350, as
                       Adopted Pursuant to Section 906 of the Sarbanes-Oxley
                       Act of 2002 (furnished herewith).
         -----------------------------------------------------------------------
         32.2          Certification Pursuant to 18 U.S.C. Section 1350, as
                       Adopted Pursuant to Section 906 of the Sarbanes-Oxley
                       Act of 2002 (furnished herewith).
         -----------------------------------------------------------------------

         * Filed as an Exhibit to Schedule 13D, as filed by the Company with the SEC on October 30, 2003 and incorporated herein by reference.


         (b) Reports on Form 8-K


         --------------------------------------------------------------------------------------------------------
                                                    Description
         --------------------------------------------------------------------------------------------------------
         i)  Financial results                      On August 14, 2003, the Company furnished a Report
                                                    on Form 8-K, pursuant to Item 12 thereof, to furnish
                                                    a press release announcing the Company's financial results for the fiscal quarter ended June 30, 2003.
         --------------------------------------------------------------------------------------------------------
         ii) Tender offer for Gauss Interpris       On August 29, 2003, the Company filed a Report on
                                                    Form 8-K, pursuant to Items 5 and 7 thereof, to file a
                                                    press release announcing the Company's tender offer for
                                                    common shares of Gauss Interprise of Hamburg, Germany.
         --------------------------------------------------------------------------------------------------------

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                 OPEN TEXT CORPORATION
                                           (Registrant)

Date:  November 10, 2003


                             By: /s/P. Thomas Jenkins
                                 ---------------------------------------------
                                 P. Thomas Jenkins
                                 Chief Executive Officer



                                 /s/Alan Hoverd
..                                ---------------------------------------------
                                 Alan Hoverd
                                 Chief Financial Officer
                                 (Principal Financial and Accounting Officer)

d) Index to Exhibits

 No.       Description
 10.1      Support Letter Agreement issued by GAP LP, GAPCO II, KG and GapStar and accepted and agreed to by Open Text Corporation, dated October 20, 2003*.

 10.2      Business Combination Agreement between 2016091 Ontario, Inc., Open Text Corporation and IXOS Software
           AG, dated October 20, 2003*.

 31.1      Certification Pursuant to Rule 13a-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the
           Sarbanes-Oxley Act of 2002 (filed herewith).

 31.2      Certification Pursuant to Rule 13a-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the
           Sarbanes-Oxley Act of 2002 (filed herewith).

 32.1      Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the
           Sarbanes-Oxley Act of 2002 (furnished herewith).

 32.2      Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the
           Sarbanes-Oxley Act of 2002 (furnished herewith)

*Filed as an Exhibit to Schedule 13D, as filed by the Company with the SEC on October 30, 2003 and incorporated herein by reference.

Exhibit 31.1

                                 CERTIFICATIONS



I, P. Thomas Jenkins, certify that:


1.       I have reviewed this quarterly report on Form 10-Q of Open Text
         Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

         a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986.]

         c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

         a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 10, 2003

                                                   By: /s/ P. Thomas Jenkins
                                                       ------------------------
                                                       P. Thomas Jenkins
                                                       Chief Executive Officer

                                      119
                                                                   Exhibit 31.2

I, Alan Hoverd, certify that:


1.       I have reviewed this quarterly report on Form 10-Q of Open Text
         Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

         a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

         b) [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986.]

         c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

         d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

         a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

         b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 10, 2003
                                                 By: /s/ Alan Hoverd
                                                     --------------------------
                                                     Alan Hoverd,
                                                     Chief Financial Officer

                                                                  Exhibit 32.1

                            CERTIFICATION PURSUANT TO
                       18 U.S.C. SECTION 1350, AS ADOPTED
                             PURSUANT TO SECTION 906
                        OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Open Text Corporation (the "Company") for the quarter ended September 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, P. Thomas Jenkins, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



                                                        /s/P. Thomas Jenkins
                                                        -----------------------
                                                        P. Thomas Jenkins
                                                        Chief Executive Officer

 Dated: November 10, 2003

                                                                    Exhibit 32.2
                            CERTIFICATION PURSUANT TO
                       18 U.S.C. SECTION 1350, AS ADOPTED
                             PURSUANT TO SECTION 906
                        OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q of Open Text Corporation (the "Company") for the quarter ended September 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Alan Hoverd, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.
(S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.




                                                        /s/Alan Hoverd
                                                       -------------------------
                                                        Alan Hoverd
                                                        Chief Financial Officer

Dated: November 10, 2003

4. Material changes Consolidated Balance Sheet as of June 30, 2003 and/or Interim Financial Report as of September 30, 2003

After the last financial reports dated November 10, 2003, the following material changes have occurred within Open Text Group:

Credit Agreement with Royal Bank of Canada and other banks on a credit facility of up to EUR 123,000,000 (RBC Credit Agreement). This RBC Credit Agreement is drawn up in order to finance the acquisition of the IXOS Shares by way of the Tender Offer. For details on the RBC Credit Agreement please see Section 10.3 of the Offer Document.

5.       Statutory Auditors

KPMG LLP
Chartered Accountants
Yonge Corporate Centre
4100 Yonge Street Suite 200
Toronto ON M2P 2H3
Canada

Telephone         (416) 228-7000
Telefax           (416) 228-7123
www.kpmg.ca


IX. Taxation

1. Taxation of Shareholder in Canada and United States of America

a) Canadian Federal Income Tax Considerations

The following summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA") and the regulations thereunder, all proposed amendments to the ITA and the regulations thereunder publicly announced by the Department of Finance, Canada prior to the date hereof, the current administrative policies and assessing practices of the Canada Customs and Revenue Agency ("CCRA"). Except for the foregoing, this summary does not take into account or anticipate changes in the law or the administrative policies or assessing practices of the CCRA whether by legislative, governmental or judicial action and does not take into account or anticipate provincial, territorial or foreign tax considerations.

This summary relates to the principal Canadian federal income tax considerations under the ITA and the regulations thereunder generally applicable to purchasers of Offered Open Text-Shares and Offered Open Text-Warrants hereunder who for purposes of the ITA, are not, have not been and will not be or be deemed to be resident in Canada at any time while they held or hold Offered Open Text-Shares and Offered Open Text-Warrants , deal at arm's length with Open Text, will hold their Offered Open Text-Shares and Offered Open Text-Warrants as capital property, and do not use or hold, and will not and will not be deemed to use or hold their Offered Open Text-Shares and Offered Open Text-Warrants in, or in the course of carrying on a business in Canada.

Amounts in respect of Offered Open Text-Shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a non-resident holder will generally be subject to Canadian non-resident withholding tax. Such withholding tax is levied at a basic rate of 25%, which may be reduced pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the non-resident holder. Currently, under the Canada and United States Income Tax Convention (1980), as amended (the Convention), the rate of Canadian non-resident withholding tax on the gross amount of dividends beneficially owned by a person who is a resident of the United States for the purpose of the Convention is 15% except where such beneficial owner is a company which owns at least 10% of the voting stock of Open Text (in which case the rate of such withholding is 5%).

A purchase of Offered Open Text-Shares by Open Text (other than a purchase of Offered Open Text-Shares by Open Text on the open market in the manner in which shares would be purchased by any member of the public in the open market) will give rise to a deemed dividend under the ITA equal to the difference between the amount paid by Open Text on the purchase and the paid-up capital of such shares determined in accordance with the ITA. The paid-up capital of such shares may be less than the non-resident holder's cost of such shares. Any such dividend deemed to have been received by a non-resident holder would be subject to a non-resident withholding tax as described above. The amount of any such deemed dividend will reduce the proceeds of disposition of the Offered Open Text-Shares to the non-resident holder for purposes of computing the amount of the non-resident holder's capital gain or loss under the ITA.

A holder who is not resident in Canada for purposes of the ITA will generally not be subject to tax under the ITA in respect of any capital gain or entitled to deduct any capital loss realized on a disposition of Offered Open Text-Shares or Offered Open Text-Warrants unless at the time of such disposition such Offered Open Text-Shares constitute "taxable Canadian property" of the holder for purposes of the ITA and the holder is not entitled to relief pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the non-resident holder. If the Offered Open Text-Shares are listed on a prescribed stock exchange (which includes the TSX and the NASDAQ) at the time they are disposed of, they will generally not constitute "taxable Canadian property" of the non-resident holder at the time of a disposition of such shares unless, at any time during the five year period immediately preceding the disposition of the Offered Open Text-Shares, 25% or more of the issued shares of any class or series of Open Text were owned by the non-resident holder, by persons with whom the non-resident holder did not deal at arm's length or by the non-resident holder and persons with whom the non-resident holder did not deal at arm's length. The Offered Open Text-Warrants will not constitute "taxable Candian property" at the time of the disposition of such Offered Open Text-Warrants if the holder and persons not dealing at arm's length with the holder do not hold Offered Open Text-Shares that constitute "taxable Canadian Property" at that time. In any event, under the Convention, gains derived by a resident of the US from the disposition of Offered Open Text-Shares or Offered Open Text-Warrants will generally not be taxable in Canada unless , in the case of Offered Open Text-Shares the value of the Offered Open Text-Shares is derived principally from real property situated in Canada.

When a non-resident holder dies holding Offered Open Text-Shares or Offered Open Text-Warrants, such holder will be deemed to have disposed of such Offered Open Text-Shares or Offered Open Text-Warrants for proceeds equal to the fair market value thereof immediately before such holder's death and will be subject to the tax treatment with respect to dispositions described above. Any person who acquires such Offered Open Text-Shares or Offered Open Text-Warrants as a consequence of the death of such holder will be deemed to have acquired such Offered Open Text-Shares or Offered Open Text-Warrants at a cost equal to their fair market value at that time.

b) United States Federal Income Taxation

The following discussion summarizes certain US federal income tax considerations relevant to an investment in the Offered Open Text-Shares by individuals and corporations who, for income tax purposes, are resident in the US and not in Canada, hold Offered Open Text-Shares as capital assets, do not use or hold the Offered Open Text-Shares in carrying on a business through a permanent establishment or in connection with a fixed base in Canada and, in the case of individual investors, are also US citizens (collectively, "Unconnected US Shareholders"). The tax consequences of an investment in the Offered Open Text-Shares by investors who are not Unconnected US Shareholders may be expected to differ substantially from the tax consequences discussed herein. Further, this summary is not a comprehensive description of all of the tax considerations that may be relevant to an Unconnected US Shareholder based on such Shareholder's particular circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax. In addition, this discussion does not address the US federal income tax consequences to Unconnected US Shareholders that are subject to special treatment under US federal income tax laws, including, but not limited to:

     o    broker-dealers;

     o    banks or insurance companies;

     o    taxpayers who have elected mark-to-market accounting;

     o    tax-exempt organizations;

     o    financial institutions;

     o taxpayers who hold ordinary shares as part of a "straddle", "hedge", or "conversion transaction" with other investments;

     o    individual retirement or other tax-deferred accounts;

     o holders owning directly, indirectly or by attribution at least 10% of our voting power; and o taxpayers whose functional currency is not the US dollar.

This discussion does not address any aspect of US federal gift or estate tax, or of state, local or non-U.S. tax laws.

The discussion is based upon the provisions of the US Internal Revenue Code of 1986, as amended (the "Code"), the existing and proposed Treasury regulations promulgated thereunder, the Convention, the administrative practices published by the US Internal Revenue Service ("IRS") and US judicial decisions, all of which are subject to change. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

Unconnected US Shareholders generally will treat the gross amount of dividends paid by Open Text equal to the US dollar value of such dividends on the date the dividends are received or treated as received (based on the exchange rate on such date), without reduction for the Canadian withholding tax, as dividend income for US federal income tax purposes to the extent of Open Text's current and accumulated earnings and profits. However, the amount of Canadian tax withheld generally will give rise to a foreign tax credit or deduction for US federal income tax purposes. Investors should be aware that dividends paid by Open Text generally will constitute "passive income" for purposes of the foreign tax credit, which could reduce the amount of the foreign tax credit available to a US shareholder. The Code applies various limitations on the amount of foreign tax credit that may be available to a US taxpayer. Investors should consult their own tax advisors with respect to the potential consequences of those limitations. Dividends paid on the Offered Open Text-Shares will not generally be eligible for the "dividends received" deduction. An investor that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the US-source portion of dividends received from Open Text if such investor owns shares representing at least 10% of the voting power and value of Open Text. To the extent that distributions exceed current and accumulated earnings and profits of Open Text, they will be treated first as a return of capital, up to the investor's adjusted basis in Offered Open Text-Shares and thereafter as gain from the sale or exchange of the Offered Open Text-Shares.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of receipt, an Unconnected US Shareholder will have a tax basis in the foreign currency equal to its US dollar value on the date the dividends are received or treated as received. Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for US dollars, will be ordinary income or loss.

The sale of Offered Open Text-Shares generally will result in the recognition of gain or loss to the holder in an amount equal to the difference between the amount realized and the holder's adjusted basis in the Offered Open Text-Shares. The tax basis will initially equal its cost to the Unconnected US Shareholder, as reduced by any distributions on the shares treated as return of capital. The Unconnected US Shareholder that is an individual will be taxed on the net amount of his or her capital gain at a maximum rate of 15% provided the Offered Open Text-Shares were held for more than 12 months. Special rules (and generally lower maximum rates) apply to individuals in lower tax brackets.

Corporate taxpayers may deduct capital losses to the extent of capital gains. Non-corporate taxpayers may deduct excess capital losses, whether short-term or long-term, up to an additional US$ 3,000 a year (US$ 1,500 in the case of a married individual filing separately). Non-corporate taxpayers may carry forward unused capital losses indefinitely. Unused capital losses of a corporation (other than an S corporation) may be carried back three years and carried forward five years.

In general, dividends paid on Offered Open Text-Shares and payments of the proceeds of a sale of Offered Open Text-Shares, paid within the US or through certain US-related financial intermediaries, are subject to information reporting and may be subject to backup withholding at a 30% rate (or lower rate then in effect as established by the Economic Growth and Tax Relief Reconciliation Act of 2001) unless (i) the payor is entitled to, and does in fact, presume that the Unconnected US Shareholder of Offered Open Text-Shares is a corporation or other exempt recipient or (ii) the Unconnected US Shareholder provides a taxpayer identification number on a properly completed Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against an Unconnected US Shareholder's US federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Passive Foreign Investment Company

A non-US corporation will be classified as a passive foreign investment company (a "PFIC") for US federal income tax purposes if it satisfies either of the following two tests: (i) 75% or more of its gross income for the taxable year is "passive income" (generally, interest, dividends, royalties, rent and similar income, and gains on disposition of assets that generate such income) or (ii) 50% or more of its assets produce or are held for the production of passive income on average for the taxable year (by value or, if Open Text so elects, by adjusted basis). If the corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation, it will be treated as if it holds directly its proportionate share of assets, and receives directly its proportionate share of income of such other corporation. Accordingly, the classification of Open Text as a PFIC in any taxable year will depend on the character of the income and the assets of Open Text and its subsidiaries.

Open Text does not believe that it is currently a PFIC. If Open Text were to be a PFIC for any taxable year, US investors would be required to (i) at disposition or when such investor receives an "excess distribution", pay a penalty tax equivalent to US federal income tax at ordinary income rates, calculated as if any gain on that sale were realized (or the excess distribution were made) ratably over that holding period, plus an interest charge on taxes that are deemed due during the period that the investor owned that stock, (ii) if a Qualified Electing Fund election is made, include currently in their taxable income certain undistributed amounts of Open Text's income, or (iii) if a mark-to-market election is made, include currently an amount of ordinary income or loss (which loss is subject to limitations) each year in an amount equal to the difference between the fair market value of such investor's shares in Open Text and such investor's adjusted tax basis therein.

Controlled Foreign Corporation

If more than 50 % of the voting power of all classes of stock or the total value of the stock of Open Text is owned, directly or indirectly, by US persons including citizens or residents of the US, US domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10 % or more of the total combined voting power of all classes of stock of Open Text (a "10% US Shareholders"), Open Text would be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would have many complex results, including the required inclusion by such 10% US Shareholders in income of their pro rata shares of "Subpart F income" (as specifically defined by the Code) of Open Text. Open Text does not believe that it is currently a controlled foreign corporation.

2. Taxation of Shareholders in Germany

This section provides a brief summary of German taxation principles which may be (or become) relevant with respect to Offered Open Text Shares, as well as Offered Open Text Warrants. By its very nature, this summary does not purport to be exhaustive regarding all tax aspects that could be relevant for shareholders or holders of warrants. It does not contain any information regarding the tax consequences of exchanging Offered Open Text Warrants into Open Text shares. The summary is based on presently applicable German tax laws and regulations in force at the time of preparing this sales prospectus. These provisions may be subject to change at short notice and, as the case may be, in retrospect.

a.       Taxation of Dividends

In accordance with the double taxation agreement entered into between Germany and Canada, Germany is generally entitled to tax any dividends distributed by Open Text to shareholders subject to unlimited tax liability in Germany. Any Canadian withholding tax levied on dividends distributed on Offered Open Text Shares can generally be set off against German income tax or corporation tax levied on dividends distributed on Open Text shares.

According to German tax law, for individuals subject to unlimited tax liability in Germany holding Open Text shares as private assets, 50% of dividends distributed on Open Text shares are subject to income tax (under the so called "half income taxation" regime - Halbeinkunfteverfahren). Dividends are taxed at a progressive rate of income tax, with a current maximum tax rate of 48.5 % in for the 2003 tax year (which, according to current legislation, is going to fall to 47% for 2004 and 42% for 2005), plus a 5.5% solidarity surcharge (Solidaritatszuschlag) on the income tax burden. Given the maximum income tax rate of 48.5%, the overall tax burden amounts to approx. 51.17%. Only 50% of income-related expenses are tax-deductible, irrespective of the tax year during which the dividends accrued.

An annual tax-free savings allowance (Sparer-Freibetrag) of EUR 1,550.00, plus EUR 51.00 in blanket deductible expenses (or any higher expense amount substantiated by evidence) are granted to individuals subject to unlimited tax liability in Germany holding Open Text shares as private assets. (The respective amounts are doubled to EUR 3,100.00 and EUR 102.00 for married couples jointly assessed.) Income tax is thus only levied on the amount by which the aggregate of the taxable portion of dividends and other income on capital, less tax-deductible expenses (or the blanket amount of deductibles) exceeds the savings allowance.

Where Open Text shares are held as business assets, taxation depends on the shareholder's legal form (limited company, individual or partnership). We would therefore recommend that shareholders seek professional advice regarding the tax consequences.

b)       Taxation of Capital Gains

In accordance with the double taxation agreement entered into between Germany and Canada, Germany is generally entitled to tax any capital gains incurred upon disposal of Open Text shares by shareholders subject to unlimited tax liability in Germany. The same applies to Offered Open Text Warrants.

According to German tax law, for individuals subject to unlimited tax liability in Germany holding Open Text shares or Offered Open Text Warrants as private assets, 50% of capital gains incurred upon the disposal of such shares or Warrants are generally taxed at the shareholder's individual tax rate (which is determined using a progressive tariff) plus 5.5% solidarity surcharge on the income tax burden, provided that such disposal takes place within one year of acquisition of Open Text shares or Offered Open Text Warrants. In this scenario, capital gains on the sale of subscription rights which are the result of owning Open Text shares would also be subject to income tax (plus solidarity surcharge), provided that disposal takes place within one year of acquisition of Open Text shares vesting such subscription right. In fact, the full amount of gains may be subject to income tax and solidarity surcharge. Capital gains from the disposal of private assets during a given calendar year (including 50% of gains realized upon the disposal of shares) are tax-exempt if the total amount is less than EUR 512.00.

In cases where a shareholder (or, in the event of acquisition without consideration, the transferor) held a stake of 1% or more in the company's capital at any time during the preceding five-year period, 50% of capital gains incurred upon the disposal of Open Text shares or Offered Open Text Warrants held as private assets are subject to income tax at the shareholder's individual tax rate (which is determined using a progressive tariff) plus 5.5% solidarity surcharge on the income tax burden, even if disposal takes place outside the holding period referred to above. In this scenario, capital gains on the sale of subscription rights which are the result of owning Open Text shares would also be subject to income tax (plus the solidarity surcharge). In fact, the full amount of gains may be subject to income tax and solidarity surcharge.

Where Open Text shares or Offered Open Text Warrants are held as business assets, the taxation of capital gains upon disposal of such shares or Warrants depends on the shareholder's legal form (limited company, individual or partnership). We would therefore recommend that shareholders seek professional advice regarding the tax consequences

According to the assessment of the German tax authorities, the full amount of gains arising from subscription rights which are a result of the ownership of Open Text shares (held as business assets) is subject to income tax or, if applicable, corporation tax, plus solidarity surcharge as well as trade tax.

c)       Shareholders who are not tax-resident in Germany

For shareholders who are not resident in Germany for taxation purposes, income or gains from Open Text shares or Offered Open Text Warrants are nevertheless subject to German tax if such shares or Warrants are held as business assets of a German operation. In this case, the tax consequences are generally identical to those of a tax-resident shareholder holding Open Text shares or Offered Open Text Warrants as business assets.

d)       Inheritance or Gift Taxes

The transfer of Open Text shares or Offered Open Text Warrants by reason of death or as a gift is subject to German inheritance or gift tax if, in the case of inheritance tax, the shareholder or his/her heir, or, in the case of gift tax, the shareholder or the donee (or other beneficiary) is/are subject to taxation pursuant to the specific provisions of the German Inheritance and Gift Tax Act (Erbschaft- und Schenkungsteuergesetz). This applies in particular where the shareholder, heir, donee or other beneficiary (i) at the time of the inheritance or gift, was resident or ordinarily resident in Germany; (ii) if of German nationality, has not been continuously residing outside Germany for a period exceeding five years prior to the death or the gift; (iii) is a limited company whose registered office or place of management is in Germany; or (iv) if the Open Text shares or Offered Open Text Warrants are held as business assets attributable to a German operation, or a permanent representative in Germany.

e)      Other Taxes

No stock exchange turnover tax, value-added tax or stamp duty is due upon purchase or sale of Open Text shares or Offered Open Text Warrants in Germany. In certain circumstances, businesses may elect to pay value-added tax on turnover that would normally be tax-exempt. At present, no wealth tax is charged in Germany. Should Open Text own land within Germany (whether directly or indirectly), German property transfer tax may fall due upon the disposal of shares, provided that certain threshold values are exceeded.

3.       Taxation in general and taxation of Shareholders in other Countries

IXOS Shareholders are advised to obtain tax advice relating to their individual tax position before acceptance of this Offer; this is in particular true for IXOS Shareholders residing in countries which have not been addressed above.

4.       Taxation of Open Text

As a resident of Canada, Open Text Corporation is subject to Canadian federal tax on its income. Generally speaking, income subject to tax does not include dividends from Canadian subsidiaries or, to the extent derived from active business income earned in a country with which Canada has a tax treaty and earned after the foreign subsidiary became a "foreign affiliate" for Canadian tax purposes, dividends from foreign subsidiaries.

Open Text Corporation is also subject to federal capital tax. The issue of Offered Open Text-Shares and Offered Open Text-Warrants will not increase liability for capital tax to the extent the carrying value of its investment in the Bidder is increased by an amount equal to its additional capital. Similarly, liability of the Bidder for federal capital tax will not increase if the carrying value of the IXOS Shares acquired is at least equal to its additional capital. There are no stamp taxes in Canada.

Open Text Corporation is also subject to Canadian provincial income and capital taxes and the Open Text Group operates in several non-Canadian tax jurisdictions. For additional information, see "Note 11 - Income Taxes" to the Open Text consolidated financial statements for the fiscal year ended June 30, 2003.


X.      Business Developments and Prospects of Open Text

1.       Latest Business Developments of Open Text

On October 23, 2003, Open Text acquired all of the common shares
(Geschaftsanteile) of SER Solutions Software GmbH and SER eGovernment Deutschland GmbH (SER) for total consideration of up to $10.5 million (9 million euro) depending on future performance . A portion of the purchase price is held to secure certain warranties, representations and covenants in the acquisition agreement. The acquired companies develop and market the DOMEA software solution.

Recent acquisitions by Open Text are part of an overall process of consolidation in the ECM industry as customers seek to have a complete suite of products integrated into a single product to manage their enterprise content. The Company's acquisition strategy reflects its strong focus on ECM positioning. To extend Open Text's enterprise suite of offerings, the Company completed three strategic acquisitions in 2003. Leveraging Centrinity's technology and expertise will enable Livelink customers to integrate e-mail, voicemail and other unstructured content. Eloquent adds a team of technical experts who have developed a robust technology platform for combining synchronized audio and video with Livelink and Livelink MeetingZone(TM). Corechange's portal software provides a comprehensive window into a company's enterprise content and includes a unique set of built-in features that make it easy to collaborate effectively with colleagues, customers and partners.

Financial results in fiscal 2003 were specifically driven by a demand for solutions to address the compliance needs of several industries. This continued strong investment in new product innovation continues to win positive response from the Company's existing and potential customers. In June 2003, Open Text announced a corporate governance platform for Livelink, giving companies a single system to manage critical information and collaboration in the face of detailed Sarbanes-Oxley regulations. Open Text also announced a Livelink solution to assist financial institutions in managing critical information in the face of new industry regulations, as well as managing employee training, licensing and certification. During the year the Company introduced Livelink for Clinical Trials(TM) and Livelink for Regulated Documents(TM), providing pharmaceutical companies complete solutions to ensure information is managed in a way that is compliant with rules from regulatory authorities, including the U.S. Food and Drug Administration.

Despite continued constraint in IT spending during fiscal 2003, Open Text continued to see initial pilots turn into large-scale deployments as long-term customers continued to find innovative ways to increase their investment in Open Text's products. Open Text continued to increase its investment in sales and marketing to position the organization effectively for an economic recovery. During fiscal 2003 there was a notable increase in transactions over $1 million, a year in which Open Text signed the largest transaction in its history. On the partner front, the Company announced partnerships entered into with Adobe, Siemens and Ricoh in fiscal 2003.

2.       Business Prospects of Open Text

The ECM sector is maturing and driving vendors to consolidate, in order to broaden their product lines so that they can take advantage of enterprise growth opportunities, strengthen and extend customer relationships, and achieve increased efficiencies. These opportunities are being driven by significant increases in content growth resulting from email traffic volume growth, greater usage of collaboration solutions, higher volumes of unstructured content, requirements for content to satisfy regulatory compliance statutes, and the need to store and retrieve content faster and more effectively.

Key customer requirements in the software market are dominant size and financial stability. Most customers require one-stop shopping and ease of implementation and rapid deployment of solutions to save them money. Through its internal development and acquisition strategy, Open Text has created a broad product line to offer to customers with broad geographic distribution channels. These integrated capabilities have become essential for large companies facing the increasing demands of corporate governance laws and other industry regulations worldwide. By providing the most comprehensive ECM solutions, Open Text will be positioned to leverage their large, installed customer bases, realize significant cross-selling opportunities and accelerate growth worldwide at a time when customers are looking for more integrated solutions from fewer software vendors.

In fiscal 2003, Open Text continued to expand its product offerings for major vertical applications, including: Pharmaceutical, Government, and Financial Services. In each of these industries, leading global 2000 companies are looking for proven ECM solutions to manage their regulatory compliance issues. There is continued demand for Open Text's software across many industries, and similar solutions will be created for industries such as Oil and Gas, Hi-tech Manufacturing and Construction.

With a focus on customer satisfaction and investment in new product innovations as well as its sales and marketing initiatives, Open Text's objective is to outperform its peers in the ECM space.

In its press release dated October 23, 2003, Open Text published its guidance for its second fiscal quarter ending December 31, 2003 of $53 million in revenues and adjusted net income of $6.7 million, or $0.16 adjusted EPS (Earnings per Share), in each case excluding any impact of the proposed acquisition of IXOS. For its fiscal year ending June 30, 2004, Open Text provided annual revenue guidance of approximately $227 million and earnings guidance of $28.1 million adjusted net income or $0.67 adjusted EPS, in each case excluding any impact of the proposed acquisition of IXOS.

The Company uses the financial measures "adjusted EPS" to supplement its consolidated financial statements, which are presented in accordance with US generally accepted accounting principles ("GAAP"). The presentation of adjusted EPS is not meant to be a substitute for net income or net income per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted EPS is calculated as net income on a per share basis excluding (a) the amortization of acquired intangible assets, (b) other income, gain (loss) on investments and (c) income tax on equity gain. The term adjusted EPS does not have a standardized meaning prescribed by GAAP, and therefore Open Text's definitions are unlikely to be comparable to similar measures presented by other companies. Open Text's management believes that the presentation of adjusted EPS provide useful information to investors because they exclude non-operational charges and are a better indication of Open Text's profitability from recurring operations. The items excluded from the computation of adjusted EPS, which are otherwise included in the determination of earnings per share prepared in accordance with GAAP, are items that Open Text does not consider to be meaningful in evaluating its past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

Forward-looking statements in this Section are not promises or guarantees and are subject to risks and uncertainties that could cause our actual results to differ materially from those anticipated. Open Text cautions the reader not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements relate to, among other things, the future performance of Open Text, the strength of Open Text's pipeline, Open Text's growth and profitability prospects,

Open Text's position in the market, and future opportunities therein, the benefits of Open Text's products to be realized by customers, the demand for Open Text's products, the benefits of any acquisition and the deployment of Livelink and Livelink MeetingZone by customers. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The risks and uncertainties that may affect forward-looking statements include, among others, risks involved in the completion and integration of acquisitions, the possibility of technical, logistical or planning issues in connection with deployments, the continuous commitment of Open Text's customers, demand for Open Text's products and other risks detailed from time to time in Open Text's filings with the Securities and Exchange Commission (SEC) and this Appendix 1 to the Tender Offer. Forward-looking statements are based on management's beliefs and opinions at the time the statements are made, and Open Text does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

                                   Appendix 2


                              OPEN TEXT CORPORATION

                                       and

                      COMPUTERSHARE TRUST COMPANY OF CANADA



                                WARRANT INDENTURE


                           Providing for the Issue of
                         Common Share Purchase Warrants


                               Dated as of o, 2003

                   THIS WARRANT INDENTURE made as of o, 2003


B E T W E E N:


                   OPEN TEXT CORPORATION, a corporation existing under the laws of the Province of Ontario and having its registered office in the City of Waterloo, in the Province of Ontario

                   (hereinafter called the "Corporation"),

                   - and -

                   COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and having an office in the City of Toronto, in the Province of Ontario

                   (hereinafter called the "Warrant Trustee")



                   WHEREAS the Corporation proposes to issue up to o common share purchase warrants ("Warrants"), each Warrant entitling the registered holder thereof to purchase one common share in the capital of the Corporation (subject to adjustment as herein provided) at the price and upon the terms and conditions herein set forth;


                   AND WHEREAS for such purpose the Corporation deems it necessary to create and issue Warrants constituted and issued in the manner hereinafter appearing;


                  AND WHEREAS the Warrants will be represented solely by Warrant Certificates issued hereunder;


                  AND WHEREAS the Warrant Trustee is the registrar and transfer agent in respect of the common shares of the Corporation;


                  AND WHEREAS all things necessary have been done and performed to make the Warrants and the Warrant Certificates (when certified by the Warrant Trustee and issued as provided for in this Indenture) legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Indenture;


                  AND WHEREAS the representations and statements of fact contained in the first three of the above recitals are those of the Corporation and not of the Warrant Trustee;

                   NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed and declared as follows:

                                   ARTICLE 1
                                 INTERPRETATION

Section 1.1       Definitions

                  In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the terms defined in this Section or elsewhere herein shall have the respective meanings specified in this Section or elsewhere herein:

     (a) "Affiliate" has the meaning ascribed thereto in the Securities Act (Ontario), as amended or replaced from time to time;

     (b) "Business Day" means a day which is not Saturday or Sunday or a statutory holiday in the City of Toronto or a day on which the office of the Warrant Trustee is closed;

     (c) "Capital Reorganization" has the meaning attributed thereto in subsection 5.2(4);

     (d) "Change of Control" means, with respect to the Corporation, the occurrence of any of the following events: (i) a tender offer shall be made and consummated for the ownership of 30% or more of the outstanding voting securities of the Corporation; (ii) the Corporation shall be merged or consolidated with another corporation and as a result of such merger or consolidation less than 50% of the outstanding voting securities of the surviving or resulting corporation shall be owned in the aggregate by the former shareholders of the Corporation, other than Affiliates of any party to such merger or consolidation as the same shall have existing immediately prior to such merger or consolidation; (iii) the Corporation shall sell substantially all of its assets to another corporation which is not a wholly owned subsidiary; (iv) any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) or "group" (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 45% of either the total economic value of the Corporation's outstanding Capital Stock or the total voting power of the Corporation; (v) within any period of two consecutive years commencing on or after the Closing Date, individuals who at the beginning of such period constitute the Board of Directors of the Corporation cease for any reason to constitute a majority thereof, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least a majority of the directors then in office who were directors at the beginning of the period (for purposes hereof, ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13(d)-3(d)(1)(i) pursuant to the Exchange Act); or (vi) a merger, consolidation or similar transaction (regardless of whether the Corporation is a constituent corporation in such transaction and other than those transactions of the type referred to in clause (ii) above) with respect to which persons who were beneficial owners of voting securities immediately prior to such transaction own less than 50% of the voting securities (including securities of any successor corporation of the Corporation having the ordinary power to vote in the election of directors of such successor corporation) upon the consummation of such transaction.

     (e)  "Closing Date" means o;

     (f) "Common Shares" means the common shares in the capital of the Corporation as such shares exist at the close of business on the date hereof and, in the event that there shall occur a change in respect of or affecting the Common Shares referred to in Article 5 (whether or not such change shall result in an adjustment in the Exercise Price), the term "Common Shares" shall mean the shares, other securities or other property which a Warrantholder is entitled to purchase resulting from such change;

     (g) "Common Share Reorganization" has the meaning attributed thereto in subsection 5.2(1);

     (h) "Corporate Transaction" means a transaction resulting in a Change of Control;

     (i) "Corporation" means Open Text Corporation, a corporation existing under the laws of the Province of Ontario, and its lawful successors from time to time;

     (j) "Corporation's Auditors" means KPMG LLP, the firm of chartered accountants duly appointed as auditors of the Corporation or such other firm as may be duly appointed as auditors of the firm;

     (k) "Counsel" means a barrister or solicitor or a firm of barristers or solicitors (who may be counsel for the Corporation) acceptable to the Warrant Trustee;

     (l)  "Court" has the meaning attributed thereto in subsection 11.7(1);

     (m) "Current Market Price" of a Common Share at any date means the price per share equal to the weighted average price at which the Common Shares have traded (i) on the NASDAQ Stock Market, Inc. ("NASDAQ"), or
          (ii) if the Common Shares are not traded on NASDAQ, on a recognized exchange or market, or (iii) if the Common Shares are not traded on such recognized exchange or market, on the over-the-counter market, during the 20 consecutive trading days (on each of which at least 500 Common Shares are traded in board lots) ending on the fifth trading day immediately prior to such date as reported by such market or exchange in which the Common Shares are then trading or quoted. The weighted average price per Common Share shall be determined by dividing the aggregate sale price of all such shares sold on the aforementioned over-the-counter market, recognized exchange or market, as the case may be, during the aforementioned 20 consecutive trading days by the total number of such shares so sold. If the Common Shares are not then traded in the over-the-counter market or on a recognized exchange or market, the Current Market Price of the Common Shares shall be the fair market value of the Common Shares as determined in good faith by the board of Directors of the Corporation after consultation with a nationally or internationally recognized investment dealer or investment banker;

     (n) "Date of Issue" means the date of issue of Warrants hereunder in accordance with Section 2.1;

     (o) "Director" means a director of the Corporation for the time being, and, unless otherwise specified herein, reference to "action by the Directors" means action by the Directors of the Corporation as a board, or whenever duly empowered, action by any committee of such board;

     (p) "Dividends Paid in the Ordinary Course" means dividends paid on the Common Shares in any fiscal year of the Corporation in cash, provided that the amount of such dividends does not in such fiscal year exceed 50% of the consolidated net income of the Corporation before extraordinary items for the period of twelve consecutive months ended immediately prior to the first day of such fiscal year less the amount of all cash dividends payable on all shares ranking prior to or on a parity with the Common Shares in respect of the payment of dividends (such consolidated net income, extraordinary items and dividends to be shown in the audited consolidated financial statements of the Corporation for such period of twelve consecutive months or if there are no audited consolidated financial statements for such period, computed in accordance with generally accepted accounting principles, consistent with those applied in the preparation of the most recent audited consolidated financial statements of the Corporation);

     (q) "Exercise Date" with respect to any Warrant means the date on which the Warrant Certificate representing such Warrant is surrendered for exercise in accordance with the provisions of Article 4;

     (r) "Exercise Period" means the period commencing on the time of issue on the Date of Issue and ending at the Time of Expiry;

     (s) "Exercise Price" means a price per Common Share of U.S.$20.75 unless such price shall have been adjusted in accordance with the provisions of Article 5, in which case it shall mean the adjusted price in effect at such time;

     (t)  "Extraordinary Resolution" has the meaning attributed thereto in
          Section 9.11;

     (u) "Person" means an individual, corporation, partnership, trust or any unincorporated organization;

     (v) "Principal Office" means the office of the Corporation in Waterloo, Ontario, at the address set forth in Section 13.1 or such other address in respect of which notice has been given to the Warrant Trustee pursuant to Section 13.1;

     (w) "Rights Offering" has the meaning attributed thereto in subsection 5.2(2);

     (x)  "Rights Period" has the meaning attributed thereto in subsection
          5.2(2);

     (y)  "Shareholder" means a holder of record of one or more Common Shares;

     (z) "Special Distribution" has the meaning attributed thereto in subsection 5.2(3);

     (aa) "Subsidiary of the Corporation" means a corporation of which voting securities carrying a majority of the votes attached to all voting securities are held, directly or indirectly other than by way of security only, by or for the benefit of the Corporation, the Corporation and one or more subsidiaries thereof, or one or more subsidiaries of the Corporation; and, as used in this definition, voting securities means securities of a class or series or classes or series carrying a voting right to elect directors under all circumstances provided that, for the purposes hereof, securities which only carry the right to vote conditionally on the happening of an event shall not be considered voting securities whether or not such event shall have happened nor shall any securities be deemed to cease to be voting securities solely by reason of a right to vote accruing to securities of another class or series or classes or series by reason of the happening of such event;

     (bb) "this Warrant Indenture", "this indenture", "herein", "hereby", and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article", "Section", and "subsection" followed by a number mean and refer to the specified Article, Section or subsection of this Indenture;

     (cc) "Time of Expiry" means 5:00 p.m. (Toronto time) on the date which is the first anniversary of the Closing Date;

     (dd) "TSX" means the Toronto Stock Exchange;

     (ee) "Warrant Certificate" means the certificate evidencing the Warrants in the form of the certificate set forth in Article 12 of this Indenture;

     (ff) "Warrant Trustee" means Computershare Trust Company of Canada, or its successors hereunder;

     (gg) "Warrantholders" or "holders" without reference to Common Shares means the Persons who are holders of Warrant Certificates;

     (hh) "Warrantholders' Request" means an instrument signed in one or more counterparts by Warrantholders entitled to purchase in the aggregate not less than 10% of the aggregate number of Common Shares which could be purchased pursuant to all Warrants then unexercised and outstanding, requesting the Warrant Trustee to take some action or proceeding specified therein; and

     (ii) "written order of the Corporation", "written request of the Corporation", "written consent of the Corporation" and "certificate of the Corporation" and any other document required to be signed by the Corporation mean, respectively, a written order, request, consent and certificate or other document signed in the name of the Corporation by any one of the Chief Executive Officer, President, the Chief Financial Officer, a Vice-President, the Secretary or the Treasurer of the Corporation, and may consist of one or more instruments so executed.

Section 1.2       Number and Gender

                  Unless elsewhere context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

Section 1.3       Interpretation Not Affected by Headings, Etc.

                  The division of this Indenture into Articles, Sections and subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrant Certificates.

Section 1.4       Day Not a Business Day

                  In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

Section 1.5       Governing Law

                  This Indenture and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

Section 1.6       Currency

                  Except as otherwise specified herein, all dollar amounts herein are expressed in lawful money of Canada.

Section 1.7       Meaning of "Outstanding"

                  Every Warrant represented by a Warrant Certificate countersigned and delivered by the Warrant Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or exercised pursuant to Article 4, provided that where a new Warrant Certificate has been issued pursuant to
Section 2.3 hereof to replace one which has been mutilated, lost, destroyed or stolen, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding.

Section 1.8       Severability

                  In the event that any provision hereof shall be determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remainder of such provision and any other provision hereof shall not be affected or impaired thereby.


                                   ARTICLE 2
                                ISSUE OF WARRANTS

Section 2.1       Issue of Warrants

                  Up to o Warrants are hereby created and authorized to be issued and certificates evidencing such Warrants as have been issued shall be executed by the Corporation, certified by or on behalf of the Warrant Trustee upon the written order of the Corporation and delivered in accordance with this Article.

Section 2.2       Form and Terms of Warrants

(1) Subject to subsection 2.2(2), each Warrant authorized to be issued hereunder shall entitle the holder thereof to purchase at his option one Common Share at any time during the Exercise Period at a price equal to the Exercise Price in effect on the Exercise Date.

(2) The number of Common Shares which may be purchased pursuant to the Warrants and the Exercise Price shall be adjusted in the events and in the manner specified in Article 5.

(3) Warrant Certificates shall be substantially in the form set out in Article 12, shall be dated as of the date hereof (regardless of their Date of Issue) and shall bear such legends and such distinguishing letters and numbers as the Corporation shall with the approval of the Warrant Trustee prescribe. Subject to subsection 2.2(4), Warrant Certificates shall be issuable in any denomination.

(4) No Warrant Certificate evidencing any fraction of a Warrant shall be issued or otherwise provided for, and no Person who purchases or holds a fraction of a Warrant shall be entitled to any cash or other consideration in lieu of any interest in or claim to any fraction of a Warrant.

Section 2.3       Issue in Substitution for Lost Warrant Certificates

(1) In case any Warrant Certificate shall be mutilated, lost, destroyed or stolen, the Corporation, subject to applicable law, shall issue and thereupon the Warrant Trustee shall certify and deliver, a new certificate of like tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated certificate, or in lieu of and in substitution for such lost, destroyed or stolen certificate, and the substituted certificate shall be in a form approved by the Warrant Trustee and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2) The applicant for the issue of a new certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Trustee such evidence of ownership and of the loss, destruction or theft of the certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Trustee in their sole discretion, and such applicant shall also be required to furnish an indemnity in amount and form satisfactory to the Corporation and the Warrant Trustee to save each of them harmless, and shall pay the expenses, charges and any taxes applicable thereto to the Corporation and the Warrant Trustee in connection therewith.

Section 2.4       Warrantholder not a Shareholder

                  Nothing in this Indenture or in the holding of a Warrant evidenced by a Warrant Certificate or otherwise, shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a Shareholder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation, or the right to receive dividends or other distributions.

Section 2.5       Warrants to Rank Pari Passu

                  All Warrants shall rank pari passu, whatever may be the actual date of issue of the same.

Section 2.6       Signing of Warrant Certificates

                  The Warrant Certificates shall be signed by any one of the Chief Executive Officer, President, Chief Financial Officer, a Vice-President, the Secretary or a Director of the Corporation. The signatures of such officer or Director may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such officer or Director. Notwithstanding that any of the Persons whose manual or facsimile signature appears on any Warrant Certificate as one of such officers or as a Director may no longer hold office at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.7, be valid and binding upon the Corporation.

Section 2.7       Certification by the Warrant Trustee

(1) No Warrant Certificate shall be issued or, if issued, shall be valid or entitle the holder to the benefit hereof or thereof until it has been certified by manual signature by or on behalf of the Warrant Trustee substantially in the form of the certificate set out in Article 12, and such certification by the Warrant Trustee upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefit hereof.

(2) The certification of the Warrant Trustee on Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Trustee as to the validity of this Indenture or the Warrant Certificates (except the due certification thereof) and the Warrant Trustee shall in no respect be liable or answerable for the use made of the Warrant Certificates or any of them or of the consideration therefor nor for any breach by the Corporation of its covenants herein, except as otherwise specified therein.

                                   ARTICLE 3
                   EXCHANGE AND OWNERSHIP OF WARRANTS; NOTICES

Section 3.1       Exchange of Warrant Certificates

(1) Warrant Certificates entitling Warrantholders to purchase any specified number of Common Shares may, upon compliance with the reasonable requirements of the Warrant Trustee, be exchanged for another Warrant Certificate or Warrant Certificates of like tenor entitling the holder thereof to purchase an equal aggregate number of Common Shares.

(2) Warrant Certificates may be exchanged only at the principal transfer office of the Warrant Trustee in the City of Toronto, Ontario or at any other place that is designated by the Corporation with the approval of the Warrant Trustee. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Trustee or its agents and cancelled. The Corporation shall sign all Warrant Certificates necessary to carry out exchanges as aforesaid and such Warrant Certificates shall be certified by or on behalf of the Warrant Trustee.

(3) Except as otherwise herein provided, any Warrant Trustee shall charge the holder requesting an exchange a reasonable sum for each new Warrant Certificate issued in exchange for Warrant Certificate(s); and payment of such charges and reimbursement of the Warrant Trustee or the Corporation for any and all stamp taxes or governmental or other charges required to be paid shall be made by such holder as a condition precedent to such exchange.

Section 3.2       Transfer of Warrants

                  Subject to Section 6.1 and any restriction under applicable law or policy of any applicable regulatory body, the Warrants and Warrant Certificates and the rights thereunder are transferable by the registered holder thereof, upon due completion and execution of the transfer form set out in
Article 12 and compliance with the conditions prescribed hereunder. The Warrant Trustee shall have no duty to ensure compliance by the Corporation or any Warrantholder with applicable securities laws on the transfer or exercise of any Warrant. The Warrant Trustee shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Warrants or any Common Shares issuable upon the exercise thereof provided such issue, exercise or transfer is effected in accordance with the terms of this Warrant Indenture.

Section 3.3       Registration of Warrants

(1) The Corporation shall, at all times while any Warrants are outstanding, cause the Warrant Trustee and its agents to maintain a register in which will be entered the names, latest known addresses of the Warrantholders and if available, facsimile numbers of the Warrantholders and particulars of the Warrants held by them, and a register of transfers in which shall be entered the particulars of all transfers of Warrants, such registers to be kept by and at the principal transfer office of the Warrant Trustee in the City of Toronto.

(2) No transfer of a Warrant shall be valid unless made by the Warrantholder or its executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Trustee, upon compliance with such reasonable requirements as the Warrant Trustee may prescribe, including, without limitation, the provision of a legal opinion to the Warrant Trustee to the effect that the securities laws of the applicable jurisdiction(s) have been complied with in relation to the transfer of such Warrants, and unless such transfer shall have been duly entered on the register of transfers and/or noted on the Warrant Certificate evidencing such Warrant. The signature of the registered Warrantholder must be guaranteed by a Canadian chartered bank or trust company or by a medallion signature guarantee from a member of a recognized signature medallion guarantee program. The Warrant Trustee shall not be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, in respect of any Warrant and shall, on the written direction of the registered holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof, enter such transfer on the register of transfers and/or note such transfer on the Warrant Certificate within two Business Days of receipt of such direction.

(3) The holder of a Warrant may at any time and from time to time have such Warrant transferred at any place at which a register of transfers is kept pursuant to the provisions of this Article 3 in accordance with such reasonable requirements as the Warrant Trustee may prescribe. The costs of any such transfer registration shall be borne by the Corporation for the ten day period following the date hereof, thereafter the costs of transfer of any Warrants shall be borne by the transferee.

(4) The registers referred to in this Section 3.3 shall at all reasonable times be open for inspection by the Corporation and by any Warrantholder. The Warrant Trustee, when requested so to do by the Corporation, shall furnish the Corporation with a list of names and addresses of the Warrantholders showing the certificate numbers of such Warrant Certificates held by each Warrantholder.

Section 3.4       Recognition of Registered Holder

(1) The Corporation and the Warrant Trustee may deem and treat the registered holder of any Warrant Certificate as the absolute holder and owner of the Warrants evidenced thereby for all purposes, and the Corporation and the Warrant Trustee shall not be affected by any notice or knowledge to the contrary and, without limiting the foregoing, shall not be bound by notice of any trust or be required to see to the execution thereof. Subject to the provisions of this Indenture and applicable law, the registered holder of any Warrant Certificate shall be entitled to the rights evidenced by such Warrant Certificate free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any such holder of the Common Shares obtainable pursuant thereto shall be a good discharge to the Corporation and the Warrant Trustee for the same and neither the Corporation nor the Warrant Trustee shall be bound to inquire into the title of any such holder, except where the issuer of such Warrants or the Warrant Trustee is required to take notice by statute or by order of a court of competent jurisdiction.

(2) The person in whose name any Warrant shall be registered shall for all purposes of this Indenture be and be deemed to be the owner thereof and shall be entitled to the rights, privileges and obligations contained in the Warrant Certificate and this Indenture.

Section 3.5       Evidence of Ownership

(1) Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Warrant Trustee stating that the Warrants specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Corporation and the Warrant Trustee may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such Warrants during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Warrants so deposited.

(2) The Corporation and the Warrant Trustee may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person the signature, as witness, of any officer of any trust company, bank or depositary satisfactory to the Warrant Trustee, the certificate of any notary public or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made that the person signing acknowledged to him the execution thereof, or a statutory declaration of a witness of such execution.

Section 3.6       Notices

                  Unless herein otherwise expressly provided, any notice to be given hereunder to the holders of Warrants shall be deemed to be validly given if such notice is given by personal delivery or registered mail to the attention of the holder at the registered address of the holder recorded in the registers maintained by the Warrant Trustee; provided that in the case of notice convening a meeting of the holders of Warrants, the Warrant Trustee may require such publication of such notice, in such city or cities, as it may deem necessary for the reasonable protection of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day of delivery. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded. For greater certainty, all costs in connection with the giving of notices contemplated by this Section 3.6 shall be borne by the Corporation.

                                   ARTICLE 4
                              EXERCISE OF WARRANTS

Section 4.1       Method of Exercise of Warrants

(1) The holder of any Warrant Certificate may exercise the right thereby conferred on him to purchase Common Shares by surrendering to the Warrant Trustee during the Exercise Period at its principal transfer office in the City of Toronto, Ontario or at any other place or places that may be designated by the Corporation with the approval of the Warrant Trustee:

     (a) the Warrant Certificate, with a duly completed and executed subscription in the appropriate form set out in Article 12; and

     (b) a certified cheque, money order or bank draft in lawful money of the United States of America payable to or to the order of the Corporation at par in the City of Toronto, in an amount equal to the Exercise Price applicable at the time of such surrender in respect of each Common Share subscribed for.

                  A Warrant Certificate with the duly completed and executed subscription form together with the payment aforesaid shall be deemed to be surrendered only upon personal delivery thereof to the Warrant Trustee at the office set forth above, or, if sent by mail or overnight courier, upon actual receipt thereof by the Warrant Trustee at its principal transfer office in the City of Toronto, Ontario.

(2) Any subscription referred to in subsection 4.1(1) shall be signed by the Warrantholder and shall specify:

     (i) the number of Common Shares which the holder desires to purchase (being not more than those which he is entitled to purchase pursuant to the Warrant Certificate(s) surrendered);

     (ii) the person or person in whose name or names the Common Shares are to be issued;

    (iii) the address or addresses of such person or persons; and

     (iv) the number of Common Shares to be issued to each person if more than one person is specified.

Section 4.2       Effect of Exercise of Warrants

(1) Upon surrender and payment by the holder of any Warrant Certificate in accordance with Section 4.1, the Common Shares so subscribed for shall be deemed to have been issued and the Person or Persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date unless the registers maintained by the Warrant Trustee shall be closed on such date, in which case the Common Shares so subscribed for shall be deemed to have been issued, and such Person or Persons shall be deemed to have become the holder or holders of record of such Common Shares on the date on which such registers were reopened and such Common Shares shall be issued at the Exercise Price in effect on the Exercise Date. To the extent the opening of the registers maintained by the Warrant Trustee remains within their control, the Corporation and the Warrant Trustee shall cause such registers to be open on Business Days.

(2) Within five Business Days during which the transfer registers of the Corporation shall have been open after the due exercise of a Warrant Certificate for Common Shares as aforesaid, the Corporation shall cause to be mailed to the Person or Persons in whose name or names the Common Shares so subscribed for have been issued, as specified in the subscription endorsed on the Warrant Certificate, at his or their respective addresses specified in such subscription or, if so specified in such subscription, cause to be delivered to such Person or Persons at the office of the Warrant Trustee where such Warrant Certificate was surrendered, a certificate or certificates for the appropriate number of Common Shares subscribed for.

(3) The Corporation shall be notified by the Warrant Trustee of the exercise of any Warrant. If at the time of exercise of the Warrants there remain trading restrictions on the Common Shares acquired upon such exercise pursuant to applicable securities legislation or policy of any applicable regulatory body, the Corporation may, upon the advice of Counsel, endorse any Common Share and certificates to such effect. Furthermore, the Corporation shall, or its Counsel shall, notify the Warrant Trustee of any trading restrictions on the Common Shares acquired upon such exercise pursuant to applicable securities legislation or policy of any applicable regulatory body. Unless and until advised in writing by the Corporation or its Counsel that a specific legend and trading restrictions apply to the Common Shares, the Warrant Trustee shall be entitled to assume that no specific legend is required and that there are no trading restrictions on the Common Shares.

Section 4.3       Subscription for Less than Entitlement

                  The holder of any Warrant Certificate may subscribe for and purchase a number of Common Shares less than the number which the holder is entitled to purchase pursuant to the surrendered Warrant Certificate. In the event of a purchase of a number of Common Shares less than the number which may be purchased pursuant to a Warrant Certificate, the holder thereof shall be entitled to receive, without charge except as aforesaid, a new Warrant Certificate in respect of the balance of the Common Shares which such holder was entitled to purchase pursuant to the surrendered Warrant Certificate and which was not then purchased.

Section 4.4       No Fractional Common Shares

                  The Corporation shall not be required to issue fractional Common Shares in satisfaction of its obligations hereunder. If any fractional interest in a Common Share would, except for the provisions of this Section 4.4, be deliverable upon the exercise of a Warrant, the Corporation shall in lieu of delivering the fractional Common Shares therefor satisfy the right to receive such fractional interest by payment to the holder of such Warrant of an amount in cash equal (computed in the case of a fraction of a cent to the next lower cent) to the value of the right to acquire such fractional interest on the basis of the Current Market Price at the date of exercise of such Warrant.

Section 4.5       Expiration of Warrant Certificates

                  After the expiry of the Exercise Period all rights under any Warrant Certificate in respect of which the right of subscription and purchase of Common Shares herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant Certificate shall be void and of no effect.

Section 4.6       Cancellation of Surrendered Warrants

                  All Warrant Certificates surrendered to the Warrant Trustee pursuant to Sections 2.3, 3.1, 4.1 or 6.1 shall be cancelled by the Warrant Trustee and, if required by the Corporation, the Warrant Trustee shall furnish or cause to be furnished to the Corporation a certificate identifying the Warrant Certificates so cancelled and the number of Common Shares which could have been purchased pursuant to each cancelled Warrant Certificate.

Section 4.7       Accounting and Recording

(1) The Warrant Trustee shall promptly account to the Corporation with respect to Warrants exercised and forward to the Corporation (or into an account or accounts of the Corporation with the bank or trust company designated by the Corporation for that purpose) all monies received on the purchase of Common Shares through the exercise of Warrant Certificates. All such monies, and any securities or other instruments from time to time received by the Warrant Trustee, shall be received in trust for, and shall be segregated and kept apart by the Warrant Trustee in trust for, the Corporation.

(2) The Warrant Trustee shall record the particulars of the Warrant Certificates exercised which shall include the name or names and addresses of the Persons who become holders of Common Shares on exercise, the Exercise Date and the Exercise Price thereof.

                                   ARTICLE 5
                        ADJUSTMENT OF SUBSCRIPTION RIGHTS
                               AND EXERCISE PRICE

Section 5.1       Definitions

                  In this Article 5, the terms "record date" and "effective date" mean the particular time on the relevant date.

Section 5.2 Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

                  The Exercise Price (and the number of Common Shares purchasable upon exercise in the case of subsections (4) and (5) below of this
Section 5.2) shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(1) Common Share Reorganization. If during the Exercise Period the Corporation shall:

     (a) issue Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of stock dividend or other distribution (other than as Dividends Paid in the Ordinary Course), or

     (b) subdivide, redivide or change its outstanding Common Shares into a greater number of Common Shares, or

     (c) consolidate, reduce or combine its outstanding Common Shares into a lesser number of Common Shares,

(any of such events in these clauses (a), (b) and (c) being called a "Common Share Reorganization"), then the Exercise Price shall be adjusted as of the effective date or record date, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date). If during the Exercise Period a Common Share Reorganization shall occur which results in an adjustment in the Exercise Price pursuant to the provisions of this Section 5.2, the number of Common Shares purchasable pursuant to each Warrant shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares theretofore purchasable on the exercise thereof by a fraction the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(2) Rights Offering. If during the Exercise Period the Corporation shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue ("Rights Period"), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder of less than 95% of the Current Market Price for the Common Shares on such record date (any of such events being called a "Rights Offering"), then the Exercise Price shall be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

     (a)  the numerator of which shall be the aggregate of:

          (i) number of Common Shares outstanding as of the record date for the Rights Offering, and

          (ii) a number determined by dividing (i) either (a) the product of the number of Common Shares issued or subscribed during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered, or, as the case may be, or (b) the product of the exchange or conversion price per share of such securities offered and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering have been exchanged or converted during the Rights Period, by (ii) the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

     (b) the denominator of which shall be the number of Common Shares outstanding after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering or upon the exercise of the exchange or conversion rights contained in such exchangeable or convertible securities under the Rights Offering.

If during the Exercise Period a Rights Offering shall occur which results in an adjustment in the Exercise Price pursuant to the provisions of this Section 5.2, the number of Common Shares purchasable pursuant to each Warrant shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares theretofore purchasable on the exercise thereof by a fraction the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.



(3) Special Distribution. If during the Exercise Period the Corporation shall issue or distribute to all or to substantially all the holders of the Common
Shares:

     (a) securities of the Corporation including rights, options or warrants to acquire shares of any class or securities exchangeable for or convertible into or exchangeable into any such shares or property or assets and including evidences of its indebtedness, or

     (b)  any property or other assets,

and if such issuance or distribution does not constitute Dividends Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a "Special Distribution"), the Exercise Price shall, subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, be adjusted effective immediately after the record date at which the holders of affected Common Shares are determined for purposes of the Special Distribution to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

     (c)  the numerator of which shall be:

          (i) the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

          (ii) the excess, if any, of (A) the fair market value on such record date, as determined by action by the Directors, whose determination shall be conclusive, which action shall be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution over (B) the fair market value of any consideration received therefor by the Corporation from the holders of the Common Shares, as determined by action by the Directors, which determination shall be conclusive; and

     (d) the denominator of which shall be the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date.

(4) Capital Reorganization. If during the Exercise Period there shall be a reclassification of Common Shares at any time outstanding or a change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity, (any of such events being herein called a "Capital Reorganization"), any Warrantholder who exercises his right to purchase Common Shares pursuant to Warrant(s) then held after the effective date of such Capital Reorganization shall be entitled to receive, and shall accept for the same aggregate consideration in lieu of the number of Common Shares to which such holder was theretofore entitled upon such exercise the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Common Shares to which such holder was theretofore entitled upon exercise of the Warrant subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in Sections 5.2 and 5.3 hereof, provided however, that no such Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken to so entitle the Warrantholders. If determined appropriate by the Corporation, acting reasonably, and subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, appropriate adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 5 with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 5 shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Warrant. Any such adjustments shall be made by and set forth in terms and conditions supplemental hereto approved by action by the Directors and by the Corporation, acting reasonably, and shall for all purposes be conclusively deemed to be appropriate adjustments.

(5) Corporate Transaction. Notwithstanding any other provision of this Indenture, in the event of a Corporate Transaction, each Warrant will terminate immediately prior to the specified effective date of the Corporate Transaction, unless the Warrant is assumed by the successor corporation or its parent corporation in connection with the Corporate Transaction. Upon approval of a Corporate Transaction by the board of Directors, the Corporation will give notice to each Warrantholder which will set forth terms that permit a Warrantholder to exercise its Warrants on a basis that provides the Warrantholder with the ability to participate in the Corporate Transaction or, failing completion of the Corporate Transaction, to retain all rights under the Warrants in accordance with the terms of this Indenture. A copy of such notice shall be sent to the Warrant Trustee.

Section 5.3 Rules Regarding Calculation of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

                  For the purposes of Section 5.2:

(1) The adjustments provided for in Section 5.2 are cumulative, and shall, in the case of adjustments to the Exercise Price be computed to the nearest one-tenth of one cent and shall be made successively whenever an event referred to therein shall occur, subject to the following subsections of this Section 5.3.

(2) No adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment shall be made in the number of Common Shares purchasable upon exercise of a Warrant unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which, except for the provisions of this subsection 5.3(2) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(3) No adjustment in the Exercise Price or in the number of Common Shares purchasable upon exercise of Warrants shall be made in respect of any event described in Section 5.2, other than the events referred to in clauses (b) and
(c) of subsection (1) thereof, if Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event. The terms of the participation of the Warrantholders in such event shall be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading.

(4) No adjustment in the Exercise Price shall be made pursuant to Section 5.2 in respect of the issue from time to time:

     (i)  of Common Shares purchasable on exercise of the Warrants;

     (ii) in respect of the issue from time to time as Dividends Paid in the Ordinary Course of Common Shares to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend pursuant to a dividend reinvestment plan or similar plan adopted by the Corporation in accordance with the requirements of the TSX and applicable securities laws; or

     (iii) of Common Shares pursuant to any stock options or stock option plans or stock purchase plans or other benefit plans in force at the date hereof for directors, officers, employees, advisers or consultants of the Corporation, as such option or plan is amended or superseded from time to time in accordance with the requirements of the TSX and applicable securities laws, and such other benefit plans as may be adopted by the Corporation in accordance with the requirements of the TSX and applicable securities laws, and any such issue shall be deemed not to be a Common Share Reorganization or Capital Reorganization.

(5) If a dispute shall at any time arise with respect to adjustments provided for in Section 5.2, such dispute shall be conclusively determined by the Corporation's Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the Directors and any such determination shall be binding upon the Corporation, the Warrant Trustee and the Warrantholders. Notwithstanding the foregoing, such determination shall be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading. Such auditors or accountants shall be provided access to all necessary records of the Corporation. In the event that any such determination is made, the Corporation shall deliver a certificate to the Warrant Trustee and a notice to the Warrantholders in the manner contemplated in
Section 3.6 describing such determination.

(6) In case the Corporation after the date of issue of the Warrants shall take any action affecting the Common Shares, other than action described in Section 5.2, which in the opinion of the Directors of the Corporation would materially affect the rights of Warrantholders, the Exercise Price and the number of Common Shares purchasable upon exercise shall be adjusted in such manner, if any, and at such time, by action by the Directors, in their sole discretion as they may determine to be equitable in the circumstances, but subject in all cases to any necessary regulatory approval. Failure of the taking of action by the Directors so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Common Shares shall be conclusive evidence that the board of Directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(7) If the Corporation shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable upon exercise of any Warrant shall be required by reason of the setting of such record date.

(8) In the absence of a resolution of the Directors fixing a record date for a Special Distribution or Rights Offering, the Corporation shall be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

(9) As a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exercise Price and the number or class of shares or other securities which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may, in the opinion of counsel to the Corporation, be necessary in order that the Corporation have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which all the holders of such Warrants are entitled to receive on the full exercise thereof in accordance with the provisions thereof and hereof.

Section 5.4       Postponement of Subscription

                  In any case in which this Article 5 shall require that an adjustment shall be effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such an event:

     (a) issuing to the holder of any Warrant exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event, and

     (b) delivering to such holder any distributions declared with respect to such additional Common Shares after such Exercise Date and before such event;

provided, however, that the Corporation shall deliver or cause to be delivered to such holder, an appropriate instrument evidencing such holder's right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable on the exercise of any Warrant and to such distributions declared with respect to any additional Common Shares issuable on the exercise of any Warrant.

Section 5.5 Notice of Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

(1) At least 10 Business Days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exercise Price and the number of Common Shares which are purchasable upon the exercise thereof, or such longer period of notice as the Corporation shall be required to provide holders of Common Shares in respect of any such event, the Corporation shall give notice, in the form of a certificate of adjustment, to the Warrant Trustee and the Warrantholders of the particulars of such event and, if determinable, the required adjustment and the computation of such adjustment. Notice to the Warrantholders shall be given in the manner specified in Section 3.6.

The Warrant Trustee may for all purposes act and rely upon the certificate of the Corporation submitted to it pursuant to this subsection 5.5(1) and on the accuracy of such certificate, calculations and formulas contained therein. Except as provided in Section 11.1, the Warrant Trustee shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require adjustment contemplated by this Article 5, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same.

(2) In case any adjustment for which a notice in subsection (1) of this Section
5.5 has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable give notice to the Warrant Trustee and the Warrantholders of the adjustment and the computation of such adjustment.

                                   ARTICLE 6
                          PURCHASES BY THE CORPORATION

Section 6.1       Optional Purchases by the Corporation

                  Subject to applicable law, the Corporation may from time to time purchase on any stock exchange, in the open market, by private agreement or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the board of Directors, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such Persons, and on such other terms as the Corporation in its sole discretion may determine. The Warrant Certificates representing the Warrants purchased pursuant to this Section 6.1 shall forthwith be delivered to and cancelled by the Warrant Trustee.

                                   ARTICLE 7
                          COVENANTS OF THE CORPORATION

Section 7.1       Covenants of the Corporation

                  The Corporation covenants with the Warrant Trustee that so long as any Warrants remain outstanding and may be exercised:

     (a) if and as long as the articles of the Corporation shall limit the number of authorized Common Shares, it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

     (b) it will cause the Common Shares and the certificates representing the Common Shares subscribed and paid for pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrant Certificates and the terms hereof;

     (c) all Common Shares which shall be issued upon exercise of the right to purchase provided for herein and in the Warrant Certificates, upon payment of the prevailing Exercise Price herein provided for and in the Warrant Certificates and compliance with the other applicable terms and conditions hereof and thereof, shall be fully paid and non-assessable;

     (d)  it will maintain its corporate existence;

     (e) it will not take any other action which might deprive the Warrantholders of the opportunity of exercising their right of purchase pursuant to the Warrants held by such Persons during the period of notice required by subsection 5.5(1);

     (f) it shall give written notice of the issue of Common Shares pursuant to the exercise of Warrants, if required and in such detail as may be required, to each securities regulatory authority in each relevant jurisdiction pursuant to applicable law; and

     (g) it will perform all of its covenants and carry out all of the acts or things to be done by it as provided in this Indenture.

Section 7.2       Warrant Trustee's Remuneration and Expenses

                  The Corporation covenants that it will pay to the Warrant Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Trustee hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the negligence, wilful misconduct or bad faith of the Warrant Trustee or of Persons for whom the Warrant Trustee is responsible.

Section 7.3       Performance of Covenants by Warrant Trustee

                  If the Corporation shall fail to perform any of its covenants contained in this Warrant Indenture, the Warrant Trustee may notify the Warrantholders in the manner provided in Section 3.6 of such failure on the part of the Corporation or, subject to Section 11.1, may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to perform such covenants or to notify the Warrantholders of such performance by it. All sums expended or advanced by the Warrant Trustee in so doing shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Warrant Trustee shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

                                    ARTICLE 8
                                   ENFORCEMENT

Section 8.1       Suits by Warrantholders

                  All or any of the rights conferred upon any Warrantholder by any of the terms of the Warrant Certificates or of this Indenture, or of both, subject to Section 9.10, may be enforced by the Warrantholder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Warrant Trustee to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders.

Section 8.2       Immunity of Shareholders, etc.

                  The Warrant Trustee and, by their acceptance of the Warrant Certificates and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, Director, officer, employee or agent of the Corporation or of any successor corporation for the issue of the Common Shares pursuant to any Warrant or on any covenant, agreement, representation or warranty by the Corporation herein or in the Warrant Certificates contained.

Section 8.3       Limitation of Liability

                  The obligations hereunder are not personally binding upon nor shall resort hereunder be had to, the private property of any of the past, present or future Directors or shareholders of the Corporation or of any successor corporation or of any of the past, present or future officers, employees or agents of the Corporation or of any successor corporation, but only the property of the Corporation or of any successor corporation shall be bound in respect hereof.

                                   ARTICLE 9
                           MEETINGS OF WARRANTHOLDERS

Section 9.1       Right to Convene Meetings

                  The Warrant Trustee may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Warrantholders' Request and upon receiving sufficient funds and being indemnified to its reasonable satisfaction by the Corporation or by the Warrantholders signing such Warrantholders' Request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Warrantholders. In the event of the Warrant Trustee failing to so convene a meeting within 15 days after receipt of such written request of the Corporation or Warrantholders' Request, funds and indemnity given as aforesaid, the Corporation or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Warrant Trustee unless the meeting was convened by the Corporation or by Warrantholders as a result of the Warrant Trustee's failure or refusal to convene the meeting, in which case the meeting shall be held at such place as may be determined by the Corporation or by the Warrantholders convening the meeting, as the case may be.

Section 9.2       Notice

                  At least 21 days' prior notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 3.6 and a copy of such notice shall be sent by mail to the Warrant Trustee (unless the meeting has been called by the Warrant Trustee) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed nor any of the provisions of this Article 9. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Trustee or by the Corporation or by the Warrantholder or Warrantholders convening the meeting.

Section 9.3       Chairman

                  An individual (who need not be a Warrantholder) nominated in writing by the Warrant Trustee shall be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within fifteen minutes from the time fixed for the holding of the meeting, or if such Person is unable or unwilling to act as chairman, the Warrantholders present in Person or by proxy shall choose some individual present to be chairman.

Section 9.4       Quorum

                  Subject to the provisions of Section 9.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in Person or by proxy and entitled to purchase at least 10% of the aggregate number of Common Shares which could be purchased pursuant to all the then outstanding Warrants, provided that at least two Persons entitled to vote thereat are personally present. If a quorum of the Warrantholders shall not be present within thirty minutes from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and subject to
Section 9.11 no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting the Warrantholders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to purchase at least 10% of the aggregate number of Common Shares which may be purchased pursuant to all then outstanding Warrants.

Section 9.5       Power to Adjourn

                  The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 9.6       Show of Hands

                  Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an Extraordinary Resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

Section 9.7       Poll and Voting

(1) On every Extraordinary Resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Warrantholders acting in Person or by proxy, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by Extraordinary Resolution shall be decided by a majority of votes cast on the poll.

(2) On a show of hands, every Person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in Person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share which he is entitled to purchase pursuant to the Warrant or Warrants then held or represented by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

Section 9.8       Regulations

(1) Subject to the provisions of this Indenture, the Warrant Trustee or the Corporation with the approval of the Warrant Trustee may from time to time make and from time to time vary such regulations as it shall think fit:

     (a) for the issue of voting certificates by any bank, trust company or other depositary approved by the Warrant Trustee certifying that specified Warrants have been deposited with it by a named holder and will remain on deposit until after the meeting, which voting certificates shall entitle the holders named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the holders so named in such voting certificates were the actual holders of the Warrant specified therein;

     (b) for Warrantholders to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof and the manner in which same shall be executed, and for the production of the authority of any persons signing on behalf of the giver of such proxy;

     (c) for the deposit of voting certificates and instruments appointing proxies at such place and time as the Warrant Trustee, the Corporation or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

     (d) for the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, delivered or sent by facsimile transmission before the meeting to the Corporation or to the Warrant Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

     (e)  for the form of the voting certificates and instrument of proxy; and

     (f) generally for the calling of meetings of Warrantholders and the conduct of business thereat.

(2) Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, or as may be expressly provided for herein the only Persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 9.9) shall be Warrantholders or Persons holding voting certificates or proxies of Warrantholders.

Section 9.9 Corporation, Warrant Trustee and Warrantholders May be Represented

                  The Corporation and the Warrant Trustee, by their respective directors, officers and employees, and the counsel for the Corporation, for the Warrant Trustee and for any Warrantholder may attend any meeting of the Warrantholders, but shall have no vote as such.



Section 9.10      Powers Exercisable by Extraordinary Resolution

                  In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution, subject to regulatory approval:

     (a) to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or (with the consent of the Warrant Trustee, such consent not to be unreasonably withheld) the Warrant Trustee in its capacity as Warrant Trustee hereunder or on behalf of the Warrantholders against the Corporation whether such rights arise under this Indenture, the Warrant Certificate or otherwise:

     (b) to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

     (c) to direct or to authorize the Warrant Trustee, subject to its prior indemnification pursuant to subsection 11.1(2), to enforce any of the covenants on the part of the Corporation contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

     (d) to waive, and to direct the Warrant Trustee to waive, any default on the part of the Corporation in complying with any provisions of this Indenture or the Warrant Certificates either unconditionally or upon any conditions specified in such Extraordinary Resolution;

     (e) to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation contained in this Indenture or the Warrant Certificates or to enforce any of the rights of the Warrantholders;

     (f) to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith; and

     (g) to remove the Warrant Trustee and to appoint a successor warrant trustee in the manner specified in Section 11.7 hereof.

Section 9.11          Meaning of Extraordinary Resolution

(1) The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter provided in this Section 9.11 and in Section 9.14, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which there are present in Person or by proxy Warrantholders entitled to purchase at least 25% of the aggregate number of Common Shares which may be purchased pursuant to all the then outstanding Warrants and passed by the affirmative votes of Warrantholders entitled to purchase not less than 66 2/3% of the aggregate number of Common Shares which may be purchased pursuant to all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

(2) If, at any meeting called for the purpose of passing an Extraordinary Resolution, Warrantholders entitled to purchase at least 25% of the aggregate number of Common Shares which may be purchased pursuant to all the then outstanding Warrants are not present in Person or by proxy within 30 minutes after the time appointed for the meeting then the meeting, if convened by Warrantholders or on a Warrantholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 3.6. Such notice shall state that at the adjourned meeting the Warrantholders present in Person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 9.11(1) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders entitled to purchase at least 25% of the aggregate number of Common Shares which may be purchased pursuant to all the then outstanding Warrants are not present in Person or by proxy at such adjourned meeting.

(3) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

Section 9.12      Powers Cumulative

                  Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

Section 9.13      Minutes

                  Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Warrant Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed or proceedings taken thereat shall be deemed to have been duly passed and taken.



Section 9.14      Instruments in Writing

                  All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 9 may also be taken and exercised by Warrantholders entitled to purchase at least 66 2/3% of the aggregate number of Common Shares which may be purchased pursuant to all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in Person or by attorney duly appointed in writing, and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

Section 9.15      Binding Effect of Resolutions

                  Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 9 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 9.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Trustee (subject to receiving prior indemnification pursuant to subsection 11.1(2)) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing the Warrant Trustee shall give notice in the manner contemplated in Section 3.6 and Section 13.1 of the effect of the instrument in writing to all Warrantholders and the Corporation as soon as is reasonably practicable.

Section 9.16      Holdings by Corporation Disregarded

                  In determining whether Warrantholders holding Warrants evidencing the required number of Common Shares are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, Extraordinary Resolution, Warrantholders' Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation or any other Affiliate of the Corporation, as determined in accordance with the provisions of Section 13.6, shall be disregarded.

                                   ARTICLE 10
                             SUPPLEMENTAL INDENTURES

Section 10.1      Provision for Supplemental Indentures for Certain Purposes

                  From time to time the Corporation (when authorized by action by the Directors) and the Warrant Trustee may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof and regulatory approval, execute and deliver by their proper officers, indentures, or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:


     (a) setting forth any adjustments resulting from the application of the provisions of Article 5 or any modification affecting the rights of Warrantholders hereunder on exercise of the Warrants, provided that any such adjustments or modifications shall be subject to the prior written approval of any stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading;

     (b) adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable, provided that the same are not in the opinion of the Warrant Trustee, relying on the advice of Counsel, prejudicial to the rights or interests of any of the Warrantholders;

     (c)  giving effect to any Extraordinary Resolution passed as provided in
          Article 9;

     (d) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Warrant Trustee, relying on the advice of Counsel, prejudicial to the rights or interests of any of the Warrantholders;

     (e) adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates, and making any modification in the form of the Warrant Certificates which does not affect the substance thereof;

     (f) modifying any of the provisions of this Indenture, including by providing for the creation and the authority to issue additional Warrants, or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Trustee, relying on the advice of Counsel, such modification or relief in no way prejudices any of the rights or interests of any of the Warrantholders or of the Warrant Trustee, and provided further that the Warrant Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Warrant Trustee when the same shall become operative; and

     (g) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Trustee, relying on the advice of Counsel, the rights or interests of the Warrant Trustee and any of the Warrantholders are in no way prejudiced thereby.



Section 10.2      Successor Corporations

                  In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation ("successor corporation"), the successor corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Trustee and executed and delivered to the Warrant Trustee, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

                                   ARTICLE 11
                         CONCERNING THE WARRANT TRUSTEE

Section 11.1      Rights and Duties of Warrant Trustee

(1) In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Trustee shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise that degree of care, diligence and skill that a reasonably prudent warrant trustee would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Trustee from, or require any Person to indemnify the Warrant Trustee against, liability for its own negligence, wilful misconduct or bad faith. The duties and obligations of the Warrant Trustee shall be determined solely by the provisions hereof and, accordingly, the Warrant Trustee shall only be responsible for the performance of such duties and obligations as it has undertaken herein. The Warrant Trustee shall retain the right not to act and shall not be held liable for refusing to act in circumstances that require the delivery to or receipt by the Warrant Trustee of documentation unless it has received clear and reasonable documentation which complies with the terms of this Indenture. Such documentation must not require the exercise of any discretion or independent judgement other than as contemplated by this Indenture. The Warrant Trustee shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means, provided that it has complied with the terms of this Indenture in respect of the discharging of its obligations in respect of the delivery of such certificates.

(2) The obligation of the Warrant Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Trustee or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Trustee, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Trustee to protect and to hold harmless the Warrant Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Trustee to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(3) The Warrant Trustee may, before commencing or at any time during the continuance of any such act, action or proceedings, require the Warrantholders, at whose instance it is acting, to deposit with the Warrant Trustee the Warrant Certificates held by them, for which the Warrant Trustee shall issue receipts.

(4) Every provision of this Indenture that by its terms relieves the Warrant Trustee of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of this Section 11.1 and of Section 11.2.

Section 11.2      Evidence, Experts and Advisers

(1) In addition to the reports, certificates, opinions and evidence required by this Indenture, the Corporation shall furnish to the Warrant Trustee such additional evidence of compliance with any provision hereof, and in such form as the Warrant Trustee may reasonably require by written notice to the Corporation.

(2) The Warrant Trustee shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth of and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

(3) Proof of the execution of an instrument in writing, including a Warrantholders' Request, by any Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Trustee may consider adequate.

(4) The Warrant Trustee may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and shall not be responsible for any misconduct or negligence on the part of such experts or advisors who have been appointed and supervised with due care by the Warrant Trustee. The fees of such Counsel and other experts shall be part of the Warrant Trustee's fees hereunder. The Warrant Trustee shall be fully protected in acting or not acting, in good faith, in accordance with any opinion or instruction of such Counsel. Any remuneration so paid by the Warrant Trustee shall be repaid to the Warrant Trustee in accordance with Section 7.2.

Section 11.3      Documents, Monies, Etc., Held by Warrant Trustee

                  Any securities, documents of title or other instruments that may at any time be held by the Warrant Trustee subject to the trusts hereof may be placed in the deposit vaults of the Warrant Trustee or of any Canadian chartered bank or deposited for safekeeping with any such bank. Unless herein otherwise expressly provided, any monies so held pending the application or withdrawal thereof under any provisions of this Indenture may be deposited in the name of the Warrant Trustee in any Canadian chartered bank at the rate of interest (if any) then current on similar deposits, or upon the written direction of the Corporation, may be deposited in the deposit department of the Warrant Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof. Unless the Corporation shall be in default hereunder, all interest or other income received by the Warrant Trustee in respect of such deposits and investments shall belong to the Corporation.

Section 11.4      Action by Warrant Trustee to Protect Interest

                  The Warrant Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

Section 11.5      Warrant Trustee not Required to Give Security

                  The Warrant Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

Section 11.6      Protection of Warrant Trustee

                  By way of supplement to the provisions of any law for the time being relating to trustees or warrant trustees it is expressly declared and agreed as follows:

(1) The Warrant Trustee shall not be liable for or by reason of any statement of fact or recitals in this indenture or in the Warrant Certificates (except the representations contained in Section 11.8 or in the certificate of the Warrant Trustee on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(2) Nothing herein contained shall impose any obligation on the Warrant Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(3) The Warrant Trustee shall not be bound to give notice to any Person or Persons of the execution hereof; and

(4) The Warrant Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any Directors, officers, employees, agents or servants of the Corporation.

Section 11.7      Replacement of Warrant Trustee; Successor by Merger

(1) The Warrant Trustee may resign its trust and be discharged from all further duties and liabilities hereunder, subject to this subsection 11.7(l), by giving to the Corporation not less than 30 days prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders by Extraordinary Resolution shall have power at any time to remove the existing Warrant Trustee and to appoint a new warrant trustee. In the event of the Warrant Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new warrant trustee unless a new warrant trustee has already been appointed by the Warrantholders; failing such appointment by the Corporation, the retiring Warrant Trustee or any Warrantholder may apply to a justice of the Ontario Superior Court of Justice (the "Court"), at the Corporation's expense, on such notice as such justice may direct, for the appointment of a new warrant trustee; but any new warrant trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new warrant trustee appointed under any provision of this Section 11.7 shall be a corporation authorized to carry on the business of a trust company in the province of Ontario. On any such appointment the new warrant trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Trustee without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring the same to the new warrant trustee, provided that, any resignation or removal of the Warrant Trustee and appointment of a successor warrant trustee shall not become effective until the successor warrant trustee shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Warrant Trustee shall execute and deliver to the successor warrant trustee an appropriate instrument transferring to such successor warrant trustee all rights and powers of the Warrant Trustee hereunder.

(2) Upon the appointment of a successor warrant trustee, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in Section
3.6 hereof.

(3) Any corporation into or with which the Warrant Trustee may be merged or consolidated or amalgamated, or any corporation resulting thereof, or any corporation succeeding to the trust business of the Warrant Trustee shall be the successor to the Warrant Trustee hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor warrant trustee under subsection 11.7(1).

Section 11.8      Conflict of Interest

(1) The Warrant Trustee represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists between its role as a warrant trustee hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trusts hereunder to a successor Special Warrant Trustee approved by the Corporation and meeting the requirements set forth in subsection 11.7(1). Notwithstanding the foregoing provisions of this subsection 11.8(1), if any such material conflict of interest exists or hereinafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificates shall not be affected in any manner whatsoever by reason thereof.

(2) Subject to subsection 11.8(1), the Warrant Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any Subsidiary of the Corporation without being liable to account for any profit made thereby.

Section 11.9      Warrant Trustee Not to be Appointed Receiver

                  The Warrant Trustee and any Person related to the Warrant Trustee shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

Section 11.10     Payments by Warrant Trustee

                  The forwarding of a cheque by the Warrant Trustee will satisfy and discharge the liability for any amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law) unless such cheque is not honoured on presentation; provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Warrant Trustee, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

Section 11.11 Unclaimed Interest or Distribution - Retention of Benefits by Warrant Trustee

                  In the event that the Warrant Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Warrant Trustee shall be under no obligation to invest or reinvest the same but shall only be obligated to hold the same on behalf of the person or persons entitled thereto in a current or other non-interest bearing account pending payment to the person or persons entitled thereto. The Warrant Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate governmental official or agency) whose receipt shall be good discharge and release of the Warrant Trustee.

Section 11.12     Deposit of Securities

                  The Warrant Trustee shall not be responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any security deposited with it.

Section 11.13     Act, Error, Omission etc.

                  The Warrant Trustee shall not be liable for any error in judgement or for any act done or step taken or omitted by it in good faith for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own negligence or wilful misconduct.

Section 11.14     Indemnification

                  The Corporation hereby agrees to indemnify and hold harmless the Warrant Trustee and its respective officers, directors, employees, agents, representatives, successors and assigns from and against any and all reasonable costs, expenses and disbursements, damages, liabilities, claims and actions (including reasonable legal fees and disbursements) which it might incur or to which it might have become subject and any action, suit, or other similar legal proceeding which might be instituted against the Warrant Trustee arising from or out of any act, omission or error of the Warrant Trustee provided that such act, omission or error was made in good faith and the conduct of the Warrant Trustee's duties hereunder was in accordance with the standards set forth in
Section 11.1 and did not constitute negligence or wilful misconduct on the part of the Warrant Trustee. This provision shall survive the resignation or removal of the Warrant Trustee or the termination of this Indenture.

Section 11.15     Notice

                  The Warrant Trustee shall not be required to take notice or be deemed to have constructive or actual knowledge of any matter hereunder, including failure by the Corporation to perform any of its covenants in this Indenture or any other breach of the Corporation hereunder, unless the Warrant Trustee shall have received from the Corporation or a Warrantholder, a written notice stating the matter in respect of which the Warrant Trustee should have actual knowledge and identifying in such notice that it is given in respect of this Indenture.

                                   ARTICLE 12
                           FORM OF WARRANT CERTIFICATE

Section 12.1      Form of Warrant Certificate

                  The following is the form of Warrant Certificate referred to in subsection 2.2(3):

                          (FORM OF WARRANT CERTIFICATE)

THIS CERTIFICATE, AND THE COMMON SHARE PURCHASE WARRANTS EVIDENCED HEREBY, WILL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE 5:00 P.M. (TORONTO TIME) ON o, 2004. [Note to draft: Legends required or advisable under any securities legislation to be added.]


                              OPEN TEXT CORPORATION

NO.                                                                WARRANTS
   -------------                             ---------------------

                         COMMON SHARE PURCHASE WARRANTS


        The securities represented hereby and the securities issuable upon exercise of the securities represented hereby, are subject to resale restrictions under applicable Canadian securities laws. Holders of the securities represented hereby should consult with their legal advisors prior to exercising the securities represented hereby.

        THIS IS TO CERTIFY THAT for value received _______________________, the registered holder hereof is entitled for each whole Warrant represented hereby to purchase one fully paid and non-assessable common share ("Common Share") in the capital of Open Text Corporation (the "Corporation") at a price per share of U.S.$20.75, subject to adjustment as hereinafter referred to.

        Such right to purchase may be exercised by the registered holder hereof at any time on the date of issue hereof up to and including 5:00 p.m. (Toronto time) on o, 2004 (the "Time of Expiry") by surrender of this Warrant Certificate to Computershare Trust Company of Canada (the "Warrant Trustee") at the principal transfer office of the Warrant Trustee in Toronto, Ontario, together with the subscription form attached hereto duly executed and completed for the number of Common Shares which the holder hereof is entitled to purchase and the purchase price of such Common Shares as herein provided.

         This Warrant and such payment shall be deemed not to have been surrendered and made except upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Trustee at one of the offices specified above.

         The purchase price of Common Shares subscribed for hereunder shall be paid by certified cheque, money order or bank draft in lawful money of the United States of America payable to the order of the Corporation or the Warrant Trustee at par in the city where this Warrant Certificate is delivered.

         Certificates for the Common Shares subscribed for will be mailed to the persons specified in the subscription form at their respective addresses specified therein or, if so specified in such subscription form, delivered to such persons at the office where the applicable Warrant was surrendered, when the transfer registers of the Corporation have been open for five Business Days after the due surrender of such Warrant and payment as aforesaid. In the event of a purchase of a number of Common Shares fewer than the number which can be purchased pursuant to this Warrant, the holder shall be entitled to receive without charge a new Warrant in respect of the balance of such shares.

         This Warrant Certificate and other Warrant Certificates are issued under and pursuant to a certain warrant indenture (herein referred to as the "Indenture") dated as of o, 2003 between the Corporation and the Warrant Trustee, to which Indenture and any instruments supplemental thereto reference is hereby made for a description of the terms and conditions upon which such Warrant Certificates are issued and are to be held all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of this Warrant Certificate by acceptance hereof assents. The Corporation will furnish to the holder of this Warrant Certificate, upon request and without charge, a copy of the Indenture.

         Subject to the Corporation's right to purchase the Warrants under the Indenture and to any restriction under applicable law or policy of any applicable regulatory body, the Warrants and Warrants Certificates and the rights thereunder shall only be transferable by the registered holder hereof in compliance with the conditions prescribed in the Indenture and the due completion, execution and delivery of a Transfer Form (as attached hereto) in accordance with the terms of the Indenture.

         The holding of this Warrant shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right of interest in respect thereof.

         The Indenture provides for adjustment in the number of shares to be delivered upon the exercise of the right of purchase hereby granted and to the exercise price in certain events therein set forth.

         The Indenture contains provisions making binding upon all holders of Warrant Certificates outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions by the Warrantholders entitled to purchase a specified majority of the Common Shares which may be purchased pursuant to all then outstanding Warrants.

         The holder of this Warrant Certificate may at any time up to and including the Time of Expiry upon the surrender hereof to the Warrant Trustee at its principal transfer office in Toronto, Ontario, and payment of any charges provided for in the Indenture, exchange this Warrant Certificate for other Warrant Certificates entitling the holder to subscribe in the aggregate for the same number of Common Shares as is expressed in this Warrant Certificate.

         This Warrant Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by the Warrant Trustee for the time being under the Indenture.

         Nothing contained herein or in the Indenture shall confer any right upon the holder hereof or any other person to subscribe for or purchase any shares of the Corporation at any time subsequent to the Time of Expiry. After the Time of Expiry this Warrant Certificate and all rights thereunder shall be void and of no value.

         Time is of the essence hereof.

        IN WITNESS WHEREOF this Warrant Certificate has been executed on behalf of Open Text Corporation as of the ________ day of ________________ , 20____.

                                     OPEN TEXT CORPORATION

                                     By:
                                         ------------------------------------


                                     Countersigned:

                                     COMPUTERSHARE TRUST COMPANY OF CANADA


Dated:                               By:
        -------------------------        ------------------------------------

Section 12.2      Subscription Form

                  The following is the form of subscription:



                                SUBSCRIPTION FORM
                                -----------------



TO:               Open Text Corporation
                  c/o Computershare Trust Company of Canada
                  100 University Avenue, 9th Floor
                  Toronto, Ontario  M5J 2Y1

                  Attention: Securities Flow Department
                  -------------------------------------


                   The undersigned registered holder of the within Warrant Certificate, subject to that certain warrant indenture (the "Indenture") dated as of o, 2003 between Open Text Corporation and Computershare Trust Company of Canada, as Warrant Trustee, hereby:

     (a) subscribes for __________ common shares ("Common Shares") (or such number of Common Shares or other securities or property to which such subscription entitles the undersigned in lieu thereof or in addition thereto under the Indenture) of Open Text Corporation at the price per share of U.S.$20.75 (or such adjusted price which may be in effect under the provisions of the Indenture) and in payment of the exercise price encloses a certified cheque, money order or bank draft, in any case in lawful money of the United States of America payable at par in the City of Toronto to the order of Open Text Corporation; and

     (b) delivers herewith the above-mentioned Warrant Certificate entitling the undersigned to subscribe for the above-mentioned number of Common Shares.

                   The undersigned hereby directs that the said Common Shares be registered as follows:


                                    Address(es)                 Number(s) of
    Name(s) in full           (including Postal Code)          Common Shares
 --------------------       ----------------------------      -----------------


 --------------------       ----------------------------      -----------------


 --------------------       ----------------------------      -----------------



DATED this         day of                      , 200    .
           -------        ---------------------     ---


Signature of Warrantholder guaranteed by:



------------------------------        ------------------------------------
                                      (Signature of Subscriber)

------------------------------
                                      ------------------------------------
                                      (Print Name of Subscriber)*


                                      ------------------------------------


                                      ------------------------------------


                                      ------------------------------------
                                      (Address of Subscriber in full)


(*The name of the signatory must correspond with the name upon the face of the certificate in every particular and the Corporation reserves the right to require reasonable assurance that such signature is genuine and effective.)

The certificates will be mailed by registered mail to the address appearing in this Subscription Form.

If common shares are issued to a person other than the registered Warrantholder, the signature of the holder must be guaranteed by a Canadian Chartered Bank or trust company or by a medallion signature guarantee from a member of a recognized signature medallion guarantee program.

Section 12.3      Form of Transfer

                  The following is the form of transfer:

                                  TRANSFER FORM
                                  -------------

FOR VALUE RECEIVED, the undersigned hereby sells, transfers and assigns to _______________ Warrants represented by the within Warrant Certificate and appoints the Warrant Trustee attorney to transfer the said Warrants on the books of the within-named corporation with full power of substitution in the premises.

                  DATED                              ,            .
                        -----------------------------   ----------


In the presence of:

Signature of Warrantholder guaranteed by:


-------------------------------------     -------------------------------------
                                          (Signature of Registered Holder)



                                          -------------------------------------
                                          (Name of Registered Holder)



NOTICE: The signature of this assignment must correspond with the name as written upon the face of this Certificate (or, in the case of a corporate holder, by a duly authorized representative) in every particular without alteration or enlargement or any change whatsoever. The transferor must pay to the Warrant Trustee all exigible taxes.

                  All endorsements or assignments of these Warrants must be signature guaranteed by a Canadian chartered bank or trust company or by a medallion signature guarantee from a member of a recognized signature medallion guarantee program.


                                   ARTICLE 13
                                     GENERAL

Section 13.1      Notice to the Corporation and the Warrant Trustee

(1) Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation and to the Warrant Trustee shall be in writing and may be given by mail, or by telecopy (with original copy to follow by mail) or by personal delivery and shall be addressed as follows:

                   Open Text Corporation
                   185 Columbia Street West
                   Waterloo, ON  N2L 5Z5

                   Attention:     Secretary
                   Facsimile:     519-888-0254


                   Computershare Trust Company of Canada
                   100 University Avenue
                   Toronto, ON  M5J 2Y1

                   Attention:       Manager, Corporate Trust
                   Facsimile:       416-981-9777


and shall be deemed to have been given, if delivered or sent by courier, on the date of delivery or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if telecopied, on the Business Day following telecopier transmission. Any delivery made or sent by facsimile on a day other than a Business Day, or after 3:00 p.m. (Toronto time) on a Business Day, shall be deemed to be received on the next following Business Day.

(2) The Corporation or the Warrant Trustee, as the case may be, may from time to time give notice in the manner provided in subsection 13.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Trustee, as the case may be, for all purposes of this Indenture. A copy of any notice of change of address of the Corporation given pursuant to this subsection 13.1(2) shall be sent to the principal transfer office of the Warrant Trustee in the City of Toronto, Ontario and shall be available for inspection by Warrantholders during normal business hours.

(3) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Trustee or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to such party at the appropriate address provided in subsection 13.1(1) by telecopy or other means of prepaid, transmitted, recorded communication and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to such officer or if delivered by telecopy or other means of prepaid, transmitted, recorded communication, on the first Business Day following the date of the sending of such notice by the Person giving such notice.

Section 13.2      Time of the Essence

                  Time shall be of the essence in this Indenture.

Section 13.3      Counterparts and Formal Date

                   This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of o, 2003.

Section 13.4      Satisfaction and Discharge of Indenture

                  Upon the earlier of (a) the date by which there shall have been delivered to the Warrant Trustee for exercise or destruction all Warrant Certificates theretofore certified hereunder or (b) the expiration of the Exercise Period, this Indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Warrant Trustee or the Corporation have not performed any of their obligations hereunder, shall cease to be of further effect and the Warrant Trustee, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Trustee of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Trustee of the fees and other remuneration payable to the Warrant Trustee, shall execute proper instruments acknowledging satisfaction of and discharging of this Indenture.

Section 13.5 Provisions of Indenture and Warrant Certificates for the Sole Benefit of Parties and Warrantholders

                  Nothing in this Indenture or the Warrant Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties hereto and the holders of the Warrant Certificates any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

Section 13.6 Common Shares or Warrants Owned by the Corporation or its Subsidiaries - Certificates to be Provided

                  For the purpose of disregarding any Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation or any other Affiliate of the Corporation in Section 9.16, the Corporation shall provide to the Warrant Trustee, from time to time, a certificate of the Corporation setting forth as at the date of such certificate:

     (a) the names (other than the name of the Corporation) of the registered holders of Common Shares which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation or any Subsidiary of the Corporation or any other Affiliate of the Corporation; and

     (b) the number of Warrants owned legally and beneficially by the Corporation or any Subsidiary of the Corporation or any other Affiliate of the Corporation;

and the Warrant Trustee in making the determination in Section 9.16 shall be entitled to rely on such certificate.

                  IN WITNESS WHEREOF the parties hereto have executed this Indenture as of the date first written above.

                                   OPEN TEXT CORPORATION


                                   By:
                                         ------------------------------------


                                   COMPUTERSHARE TRUST COMPANY OF CANADA


                                   By:
                                         ------------------------------------


                                   By:
                                         ------------------------------------

                                TABLE OF CONTENTS

                                                                             Page
ARTICLE 1         INTERPRETATION................................................2

Section 1.1       Definitions...................................................2

Section 1.2       Number and Gender.............................................6

Section 1.3       Interpretation Not Affected by Headings, Etc..................6

Section 1.4       Day Not a Business Day........................................6

Section 1.5       Governing Law.................................................7

Section 1.6       Currency......................................................7

Section 1.7       Meaning of "Outstanding"......................................7

Section 1.8       Severability..................................................7

ARTICLE 2         ISSUE OF WARRANTS.............................................7

Section 2.1       Issue of Warrants.............................................7

Section 2.2       Form and Terms of Warrants....................................7

Section 2.3       Issue in Substitution for Lost Warrant Certificates...........8

Section 2.4       Warrantholder not a Shareholder...............................8

Section 2.5       Warrants to Rank Pari Passu...................................8

Section 2.6       Signing of Warrant Certificates...............................9

Section 2.7       Certification by the Warrant Trustee..........................9

ARTICLE 3         EXCHANGE AND OWNERSHIP OF WARRANTS; NOTICES...................9

Section 3.1       Exchange of Warrant Certificates..............................9

Section 3.2       Transfer of Warrants.........................................10

Section 3.3       Registration of Warrants.....................................10

Section 3.4       Recognition of Registered Holder.............................11

Section 3.5       Evidence of Ownership........................................11

Section 3.6       Notices......................................................12

ARTICLE 4         EXERCISE OF WARRANTS.........................................12

Section 4.1       Method of Exercise of Warrants...............................12

Section 4.2       Effect of Exercise of Warrants...............................13

Section 4.3       Subscription for Less than Entitlement.......................14

Section 4.4       No Fractional Common Shares..................................14

Section 4.5       Expiration of Warrant Certificates...........................14


                                TABLE OF CONTENTS
                                   (continued)


                                                                               Page
Section 4.6       Cancellation of Surrendered Warrants...........................14

Section 4.7       Accounting and Recording.......................................15

ARTICLE 5         ADJUSTMENT OF SUBSCRIPTION RIGHTS AND EXERCISE PRICE...........15

Section 5.1       Definitions....................................................15

Section 5.2       Adjustment of Exercise Price and Number of Common Shares
                  Purchasable Upon Exercise......................................15

Section 5.3       Rules Regarding Calculation of Adjustment of Exercise Price
                  and Number of Common Shares Purchasable Upon Exercise..........19

Section 5.4       Postponement of Subscription...................................21

Section 5.5       Notice of Adjustment of Exercise Price and Number of Common
                  Shares Purchasable Upon Exercise...............................21

ARTICLE 6         PURCHASES BY THE CORPORATION...................................22

Section 6.1       Optional Purchases by the Corporation..........................22

ARTICLE 7         COVENANTS OF THE CORPORATION...................................22

Section 7.1       Covenants of the Corporation...................................22

Section 7.2       Warrant Trustee's Remuneration and Expenses....................23

Section 7.3       Performance of Covenants by Warrant Trustee....................23

ARTICLE 8         ENFORCEMENT....................................................24

Section 8.1       Suits by Warrantholders........................................24

Section 8.2       Immunity of Shareholders, etc..................................24

Section 8.3       Limitation of Liability........................................24

ARTICLE 9         MEETINGS OF WARRANTHOLDERS.....................................24

Section 9.1       Right to Convene Meetings......................................24

Section 9.2       Notice.........................................................25

Section 9.3       Chairman.......................................................25

Section 9.4       Quorum.........................................................25

Section 9.5       Power to Adjourn...............................................26

Section 9.6       Show of Hands..................................................26

Section 9.7       Poll and Voting................................................26

Section 9.8       Regulations....................................................26

Section 9.9       Corporation, Warrant Trustee and Warrantholders May be
                  Represented....................................................27


                                TABLE OF CONTENTS
                                   (continued)


                                                                               Page
Section 9.10      Powers Exercisable by Extraordinary Resolution.................28

Section 9.11      Meaning of Extraordinary Resolution............................28

Section 9.12      Powers Cumulative..............................................29

Section 9.13      Minutes........................................................29

Section 9.14      Instruments in Writing.........................................30

Section 9.15      Binding Effect of Resolutions..................................30

Section 9.16      Holdings by Corporation Disregarded............................30

ARTICLE 10        SUPPLEMENTAL INDENTURES........................................30

Section 10.1      Provision for Supplemental Indentures for Certain Purposes.....30

Section 10.2      Successor Corporations.........................................32

ARTICLE 11        CONCERNING THE WARRANT TRUSTEE.................................32

Section 11.1      Rights and Duties of Warrant Trustee...........................32

Section 11.2      Evidence, Experts and Advisers.................................33

Section 11.3      Documents, Monies, Etc., Held by Warrant Trustee...............33

Section 11.4      Action by Warrant Trustee to Protect Interest..................34

Section 11.5      Warrant Trustee not Required to Give Security..................34

Section 11.6      Protection of Warrant Trustee..................................34

Section 11.7      Replacement of Warrant Trustee; Successor by Merger............34

Section 11.8      Conflict of Interest...........................................35

Section 11.9      Warrant Trustee Not to be Appointed Receiver...................36

Section 11.10     Payments by Warrant Trustee....................................36

Section 11.11     Unclaimed Interest or Distribution - Retention of Benefits
                  by Warrant Trustee.............................................36

Section 11.12     Deposit of Securities..........................................36

Section 11.13     Act, Error, Omission etc.......................................37

Section 11.14     Indemnification................................................37

Section 11.15     Notice.........................................................37

ARTICLE 12        FORM OF WARRANT CERTIFICATE....................................38

Section 12.1      Form of Warrant Certificate....................................38


                                TABLE OF CONTENTS
                                   (continued)


                                                                               Page
Section 12.2      Subscription Form..............................................41

Section 12.3      Form of Transfer...............................................43

ARTICLE 13        GENERAL........................................................43

Section 13.1      Notice to the Corporation and the Warrant Trustee..............43

Section 13.2      Time of the Essence............................................45

Section 13.3      Counterparts and Formal Date...................................45

Section 13.4      Satisfaction and Discharge of Indenture........................45

Section 13.5      Provisions of Indenture and Warrant Certificates for
                  the Sole Benefit of Parties and Warrantholders.................45

Section 13.6      Common Shares or Warrants Owned by the Corporation or its
                  Subsidiaries - Certificates to be Provided.....................45


An extra section break has been inserted above this paragraph. Do not delete this section break if you plan to add text after the Table of Contents/Authorities. Deleting this break will cause Table of Contents/Authorities headers and footers to appear on any pages following the Table of Contents/Authorities.

Appendix 3


              Open Text Corporation - Weighted Average Stock Price
              ----------------------------------------------------
                         Data from www.nasdaqtrader.com
                         ------------------------------

         Date           Nasdaq Closing       US Federal         Closing Price      Volume of
     (DD/MM/YYYY)       Price in US-$     Reserve Exchange        in Euro        Shares per day
                                        Rate noon for 1(euro)
     -----------        -------------   ---------------------    ------------    --------------
    20/10/2003              43.00             1.1671             36.84346            248,791
    17/10/2003              43.15              1.163             37.10232            179,532
    16/10/2003              43.63             1.1665             37.40249            140,827
    15/10/2003              43.39             1.1652             37.23824            450,840
    14/10/2003              43.84             1.1724             37.39338          1,650,313
    13/10/2003              43.56             1.1724             37.15455            476,677
    10/10/2003              40.49             1.1812              34.2787            147,154
    09/10/2003              39.67             1.1695             33.92048            412,886
    08/10/2003              40.00             1.1805             33.88395            374,215
    07/10/2003              38.72             1.1784             32.85811            210,560
    06/10/2003              38.44             1.1706             32.83786            254,120
    03/10/2003              37.87             1.1596             32.65781            412,089
    02/10/2003              36.58             1.1717              31.2196            239,343
    01/10/2003              35.33             1.1708             30.17595            219,716
    30/09/2003              34.11              1.165             29.27897            176,691
    29/09/2003              34.96             1.1578              30.1952            142,606
    26/09/2003              34.15             1.1482             29.74221            324,047
    25/09/2003              35.40             1.1484              30.8255            256,697
    24/09/2003              35.83             1.1472             31.23257            460,505
    23/09/2003              34.95             1.1487              30.4257            269,607
    22/09/2003              34.88             1.1468             30.41507            167,775
    19/09/2003             35.279             1.1346             31.09378            115,462
    18/09/2003              35.55              1.124             31.62811            141,391
    17/09/2003              35.35             1.1239             31.45298            207,016
    16/09/2003              35.85             1.1166             32.10639            355,519
    15/09/2003              35.34             1.1304             31.26327            329,753
    12/09/2003              36.30             1.1307             32.10401            459,036
    11/09/2003             36.931             1.1186             33.01538            125,145
    10/09/2003              37.50             1.1195              33.4971            314,056
    09/09/2003              38.20              1.119             34.13762            323,240
    08/09/2003              38.00             1.1124             34.16037            302,991
    05/09/2003              37.80             1.1073             34.13709            304,576
    04/09/2003              37.75             1.0899             34.63621            426,141
    03/09/2003              36.94             1.0845             34.06178            641,824
    02/09/2003              36.63             1.0872             33.69205            745,276
    29/08/2003              37.12             1.0986             33.78846            398,255
    28/08/2003              37.39             1.0896             34.31535            773,231
    27/08/2003              35.90             1.0906             32.91766            586,099
    26/08/2003             35.099             1.0893             32.22161            281,430
    25/08/2003              34.60             1.0892             31.76643            192,597
    22/08/2003              34.74             1.0871             31.95658            258,729
    21/08/2003              34.50             1.0976             31.43222            528,172
    20/08/2003              33.35             1.1104             30.03422            269,069
    19/08/2003              34.03             1.1117             30.61078            591,224


Appendix 3


    18/08/2003              34.07             1.1138             30.58897          1,405,166
    15/08/2003              31.50             1.1255             27.98756          1,053,282
    14/08/2003              27.59             1.1249             24.52662            221,078
    13/08/2003              28.05             1.1317             24.78572            388,036
    12/08/2003              27.52             1.1304             24.34536            732,422
    11/08/2003              25.74             1.1349             22.68041            289,280
    08/08/2003              25.07             1.1321             22.14469            213,720
    07/08/2003              25.24              1.139             22.15979            327,063
    06/08/2003              24.96             1.1357             21.97763            436,721
    05/08/2003              25.90             1.1349             22.82139            376,142
    04/08/2003              26.09             1.1337             23.01314            145,452
    01/08/2003              26.05             1.1252             23.15144            242,948
    31/07/2003              25.67             1.1231             22.85638            552,829
    30/07/2003              25.98             1.1367             22.85563            286,609
    29/07/2003              26.26             1.1466             22.90249            247,900
    28/07/2003              27.00             1.1497             23.48439            418,592
    25/07/2003              26.92             1.1513             23.38226            306,842
    24/07/2003              27.24             1.1441             23.80911            332,325
    23/07/2003              26.86             1.1484             23.38906            316,696
    22/07/2003              26.04             1.1325             22.99338            564,443
    21/07/2003              26.60             1.1346             23.44439            231,546



Note: The reader of the above table should consider the following:

On 8 October 2003, the Open Text Board of Directors declared a stock dividend, payable on the basis of one common share, with the same rights as all existing Open Text shares, for each Open Text share held on 22 October 2003 at 17.00 h (local time in Toronto). This share dividend doubled the number of existing shares and effectively achieved a two-for-one split of the outstanding Open Text shares (stock dividend). All references to Open Text shares or information about Open Text shares in this document, excluding the references in the audited consolidated balance sheets as at 30 June 2001 to 2003 and the Open Text financial data for the financial years ended 30 June 1999 - 2003. have been adjusted to take account of the stock dividend.


The Closing Price for the Common Shares of Open Text on November 26. 2003 was US$ 18.45 which calculates to Euro 15.48 calculated on the noon Exchange Rate of US-Federal Reserve on that date.

                              Open Text Corporation
                               Organization Chart



            [Organizational Chart of Open Text Corporation (Canada)]

Appendix 5

Convenience translation of Cash Confirmation letter


RBC                                         Royal Bank of Canada Europe Limited
Capital
Markets
-------------------------------------------------------------------------------


November 12, 2003

2016091 Ontario Inc.
185 Columbia Street West
Waterloo
Ontario N2L 5Z5
Canada



Confirmation in accordance with ss. 13 para. 1 Securities Acquisition and Takeover Act (WpUG)

Dear Madame and Sir,

We understand that 2016091 Ontario Inc. intends to publish a public takeover bid (hereinafter the "Takeover Bid") to the shareholders of IXOS Software Aktiengesellschaft with its registered office in Grasbrunn ("IXOS") offering to take over all of the shares of IXOS for a price of (euro) 9.00 for each IXOS-Share or in exchange for shares and warrants of Open Text Corporation in accordance with the offer document filed with the Federal Agency for Financial Services Supervision (Bundesanstalt fur Finanzdienstleistungsaufsicht) today.

The Royal Bank of Canada Europe Limited with its registered office in London, United Kingdom, is a securities services enterprise
(Wertpapierdiensleistungsunternehmen) independent from the 2016091 Ontario Inc. in accordance with ss. 13 para. 1 sentence 2 WpUG.

We confirm in accordance with ss. 13 para. 1 sentence 2 WpUG that 2016091 Ontario Inc. with its registered office in Ontario, Canada, has taken all necessary steps to ensure that at the time at which the claim for consideration falls due it has at its disposal the means necessary to fully perform the offer.

We agree to the attachment of this letter to the offer document in accordance ss.11 para. 1 sentence 3 No. 4 WpUG.

With kind regards,

Colin O.H. Lambert
Managing Director

                                                                        Anlage

LOGO

                                           Royal Bank of Canada Europe Limited
                                                      71 Queen Victoria Street
                                                               London EC4V 4DE

                                                    Switchboard: 020 7489 1188
                                                      Facsimile: 020 7329 6144
                                                                 Telex: 929111


November 12, 2003

2016091 Ontario Inc.
185 Columbia Street West
Waterloo
Ontario N2L 5Z5
Canada

Bestatigung gema(beta)ss.13 Abs. 1 Wertpapiererwerbs- und Ubernahmegesetz
("WpUG")

Sehr geehrte Damen und Herren,

wir haben davon Kenntnis genommen, dass die 2016091 Ontario Inc. beabsichtigt, ein Ubernahmeangebot (nachfolgend "das Ubernahmeangebot") an die Aktionare der iXOS Software Aktiengesellschaft mit Sitz in Grasbrunn ("iXOS") zu veroffentlichen, mit dem angeboten wird, samtliche Aktien der iXOS zu einem Barpreis von euro 9,00 fur jede iXOS-Aktie oder im Umtausch gegen Aktien und Optionsscheine auf Aktien der Open Text Corporation nach naherer Ma(beta)gabe der am heutigen Tag bei der Bundesanstalt fur Finanzdienstleistungsaufsicht eingereichten Angebotsunterlage zu ubernehmen.

Die Royal Bank of Canada Europe Limited mit Sitz in London, England, ist ein von der 2016091 Ontario Inc. unabbangiges Wertpapierdienstleistungsunternehmen gema(beta) ss. 13 Absatz 1 Satz 2 WpUG.

Wir bestatigen hiermit gema(beta) ss. 13 Absatz 1 Satz 2 WpUG, dass die 2016091 Ontario Inc. mit Sitz in Ontario, Canada, die notwendigen Ma(beta)nahmen getroffen hat um sicherzustellen, dass ihr die zur vollstandigen Erfullung des Ubernahmeangebotes notwendigen Mittel zum Zeitpunkt der Falligkeit des Anspruchs auf die Geldleistung zur Verfugung stehen.

Mit der Wiedergabe dieses Schreibens in der Angebotsunterlage fur das Ubernahmeangebot gema(beta) ss. 11 Absatz 2 Satz 3 Nr. 4 WpUG sind wir einverstanden.

Mit freundlichen Gru(beta)en

[SIGNATURE]

Colin O.H. Lambert
Managing Director


Registered in England No.955935                            Regulated by the FSA
Registered Address:
71 Queen Victoria Street,
London EC4V 4DE                             Member of the London Stock Exchange